Exhibit 99.1

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF ESGL HOLDINGS LIMITED

Proxy Statement dated May 22, 2025
and first mailed to shareholders on or about May 23, 2025

Dear Shareholders:

You are cordially invited to attend an extraordinary general meeting of the shareholders (the “Meeting”) of ESGL Holdings Limited, a Cayman Islands exempted company (the “Company”, “ESGL”, “we”, “our”, or “us”), which will be held at 9.00 p.m., Eastern Time, on June 10, 2025 at the Company’s principal executive office located at 101 Tuas South Avenue 2 Singapore 637226, and virtually via live webcast at https://www.cstproxy.com/esgl/2025. Shareholders attending the Meeting virtually will be able to attend the Meeting and vote and submit questions during the Meeting via the live webcast. This proxy statement includes additional instructions on how to access the Meeting via live webcast and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.

We are a holding company primarily operating in Singapore through our subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). On February 26, 2025, ESGL entered into a share purchase agreement (the “Acquisition Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“De Tomaso” or “DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”). The combined company after the Acquisition is referred to in this proxy statement as the “Combined Company.”

Pursuant to the terms of the Acquisition Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share1. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

At the Meeting, holders of ESGL ordinary shares will be asked to approve, among other things, the following proposals.

i

1. To approve, as an ordinary resolution, an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of US$0.0001 each to US$300,000 divided into 3,000,000,000 ordinary shares of US$0.0001 each, of such class or classes (however designated) as the Company’s board of directors may determine in accordance with our memorandum and articles of association, which we refer to as the “Authorized Capital Increase Proposal” or “Proposal No. 1;”

2. Subject to and conditional upon the passing of Proposal No. 1, to approve, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows, which we refer to as the “Share Consolidation Proposal” or “Proposal No. 2;”

From US$300,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0003 each; By the consolidation of 3,000,000,000 ordinary shares of a par value of US$0.0001 each into 1,000,000,000 ordinary shares of a par value of US$0.0003 each.

3. To approve, as a special resolution, to change the Company’s name from “ESGL Holdings Limited” to “OIO Group,” which we refer to as the “Name Change Proposal” or “Proposal No. 3;”

4. Subject to and conditional upon the passing of Proposals No. 1, No. 2 and No. 3, by a special resolution, to approve that the existing First Amended and Restated Memorandum and Articles of Association of the Company be amended and restated in its entirety, with immediate effect to the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto as Annex B, which we refer to as the “Amended Charter Proposal” or “Proposal No. 4;”

5. To approve to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Authorized Capital Increase Proposal, the Share Consolidation Proposal, the Name Change Proposal and the Amended Charter Proposal,” the “Proposals.”

It is anticipated that, upon consummation of the Acquisition, ESGL’s public shareholders would retain an ownership interest of approximately 1.59% of the Combined Company, ESGL’s officers and directors would retain an ownership interest of approximately 0.56% in the Combined Company and the current DT shareholders would own approximately 91.74% of the Combined Company. You should read “Summary of the Proxy Statement — The Acquisition,” “Summary of the Proxy Statement — The Acquisition Agreement,” “Ownership of the Combined Company after the Closing” and for additional information on the stipulated adjustments to the number of shares to be issued to current DT shareholders “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

ESGL’s ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “ESGL,” and “ESGLW,” respectively. We have applied to list the ordinary shares and the warrants of the Combined Company on the Nasdaq Capital Market under the symbols “OIO” and “OIOWW,” respectively, in connection with the Acquisition. ESGL cannot assure that the ordinary shares and warrants of the Combined Company will be approved for listing on the Nasdaq Capital Market.

Investing in our securities involves a high degree of risk. We encourage you to read this proxy statement carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 19.

As of May 21, 2025, the last sale prices of our ordinary shares and warrants were $2.13 per share and $0.0133 per warrant, respectively.

ii

ESGL is providing this proxy statement and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournments or postponements of the Meeting.

Each shareholder’s vote is very important. Whether or not you plan to participate in the Meeting, please submit your proxy card without delay. Shareholders may revoke proxies at any time before they are voted at the Meeting. Voting by proxy will not prevent a shareholder from voting virtually at the Meeting if such shareholder subsequently chooses to participate in the Meeting.

ESGL’s board of directors unanimously recommends that ESGL shareholders vote “FOR” approval of each of the Proposals. When you consider ESGL’s board of directors’ recommendation of these Proposals, you should keep in mind that ESGL’s directors and officers have interests in the Acquisition that may conflict or differ from your interests as a shareholder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Acquisition or otherwise, or passed upon the adequacy or accuracy of this proxy statement. Any representation to the contrary is a criminal offense.

/s/ Quek Leng Chuang
Quek Leng Chuang
Chairman of the Board and Chief Executive Officer
ESGL Holdings Limited
May 22, 2025

iii

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement incorporates important business and financial information about ESGL that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by ESGL with the SEC, such information is available without charge upon written or oral request.

Please contact:

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than June 3, 2025. Please be sure to include your complete name and address in your request. Please see “Where You Can Find More Information” to find out where you can find more information about ESGL and DT. You should rely only on the information contained in this proxy statement in deciding how to vote on the Acquisition. Neither ESGL nor DT has authorized anyone to give any information or to make any representations other than those contained in this proxy statement. Do not rely upon any information or representations made outside of this proxy statement. The information contained in this proxy statement may change after the date of this proxy statement. Do not assume after the date of this proxy statement that the information contained in this proxy statement is still correct.

iv

ESGL HOLDINGS LIMITED

101 Tuas South Avenue 2

Singapore 637226

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ESGL HOLDINGS LIMITED
To Be Held on June 10, 2025

To ESGL Holding Limited Shareholders:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a special meeting of the shareholders of ESGL Holding Limited (“ESGL “we”, “our”, or “us”), which will be held at 9:00 p.m., Eastern Time, on June 10, 2025 (the “Meeting”), at the Company’s principal executive office located at 101 Tuas South Avenue 2 Singapore 637226, and virtually via live webcast at https://www.cstproxy.com/esgl/2025.

During the Meeting, ESGL’s shareholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

1. To approve, as an ordinary resolution, an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of US$0.0001 each to US$300,000 divided into 3,000,000,000 ordinary shares of US$0.0001 each, of such class or classes (however designated) as the Company’s board of directors may determine in accordance with our memorandum and articles of association, which we refer to as the “Authorized Capital Increase Proposal” or “Proposal No. 1;”

2. Subject to and conditional upon the passing of Proposal No. 1, to approve, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows, , which we refer to as the “Share Consolidation Proposal” or “Proposal No. 2;”

From US$300,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0003 each; By the consolidation of 3,000,000,000 ordinary shares of a par value of US$0.0001 each into 1,000,000,000 ordinary shares of a par value of US$0.0003 each.

3. To approve, as a special resolution, to change the Company’s name from “ESGL Holdings Limited” to “OIO Group,” which we refer to as the “Name Change Proposal” or “Proposal No. 3;”

4. Subject to and conditional upon the passing of Proposals No. 1, No. 2 and No. 3, by a special resolution, to approve that the existing First Amended and Restated Memorandum and Articles of Association of the Company be amended and restated in its entirety, with immediate effect to the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto as Annex B, which we refer to as the “Amended Charter Proposal” or “Proposal No. 4;”

5. To approve to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Authorized Capital Increase Proposal, the Share Consolidation Proposal, the Name Change Proposal and the Amended Charter Proposal,” the “Proposals.”

v

Assuming a quorum is present, approval of the Authorized Capital Increase Proposal, the Share Consolidation Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of ESGL, present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment thereof. Approval of the Name Change Proposal and the Amended Charter Proposal will each require a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting. If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on any of the Proposals.

As of May 2, 2025, there were 41,816,240 ordinary shares of ESGL issued and outstanding and entitled to vote. Only holders of ESGL ordinary shares of record as of the Record Date are entitled to vote at the Meeting or any adjournment of the Meeting. This proxy statement is first being mailed to ESGL shareholders on or about May 23, 2025.

Investing in the Combined Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this proxy statement for a discussion of information that should be considered in connection with an investment in the Combined Company’s securities.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the Internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your ordinary shares of ESGL online if you subsequently choose to participate in the Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record holder. Only shareholders of record at the close of business on the Record Date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting. If you date, sign and return your proxy card without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to ESGL Holdings Limited, Attention: Ho Shian Ching, E-mail: shian@env-solutions.com, that is received before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

ESGL’s board of directors unanimously recommends that ESGL shareholders vote “FOR” approval of each of the Proposals. When you consider ESGL’s board of directors’ recommendation of these Proposals, you should keep in mind that ESGL’s directors and officers have interests in the Acquisition that may conflict or differ from your interests as a shareholder.

On behalf of ESGL’s board of directors, I thank you for your support and we look forward to the successful consummation of the Acquisition.

By Order of the Board of Directors,

/s/ Quek Leng Chuang
Quek Leng Chuang
Chairman of the Board and Chief Executive Officer
ESGL Holdings Limited
May 22, 2025

vi

vii

USE OF INDUSTRY AND MARKET DATA

This proxy statement includes market and industry data that ESGL and DT have obtained from third-party sources, including industry publications, as well as industry data prepared by ESGL’s and DT’s management on the basis of its knowledge of and experience in the industries in which ESGL and DT operate (including ESGL’s and DT’s management’s estimates and assumptions relating to such industries based on that knowledge). ESGL’s and DT’s management have developed its knowledge of such industries through their experience and participation in these industries. While ESGL’s and DT’s management believe the third-party sources referred to in this proxy statement are reliable, neither ESGL/DT nor their management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, internally prepared and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this proxy statement to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this proxy statement.

1

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement, the terms, “we,” “us,” “our” or “ESGL refer to ESGL Holdings Limited, a Cayman Islands exempt company. Further, in this document:

“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

“Acquisition” means the acquisition contemplated by the Acquisition Agreement.

“Acquisition Agreement” means the share purchase agreement, dated as of February 26, 2025, by and among ESGL, DT, and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company.

“Board” means the board of directors of the Company.

“Combined Company” means ESGL and its consolidated subsidiaries after the consummation of the Acquisition, including DT.

“Company” means ESGL.

“Continental” means Continental Stock Transfer & Trust Company, ESGL’s transfer agent.

“DT” means De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company.

“DT BVI” means De Tomaso Automobili Limited, a company incorporated in the British Virgin Islands with limited liability and a subsidiary of DT.

“DT DE” means De Tomaso Automobili GmbH, a company with limited liability registered in Germany and a subsidiary of DT.

“DT HK” means De Tomaso Automobili Limited, a company incorporated in Hong Kong with limited liability and a subsidiary of DT.

“DT UK” means De Tomaso Automobili Limited, a company incorporated in England and Wales with limited liability and a subsidiary of DT.

“DT US” means De Tomaso Automobili Holdings N.A. LLC, a company incorporated in the state of Delaware of the United States with limited liability and a subsidiary of DT.

“ES BVI” means Environmental Solutions Asia Holdings Limited, a holding company incorporated under the laws of the British Virgin Islands on June 29, 2022.

“ESA” means Environmental Solutions (Asia) Pte. Ltd., which was incorporated under the laws of Singapore on May 8, 1999.

“ESGH” means Environmental Solutions Group Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022.

“ESGL” means ESGL Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 18, 2022.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means accounting principles generally accepted in the United States of America.

“GUCC” means Genesis Unicorn Capital Corp., a Delaware corporation.

“Group” means ESGL and its subsidiaries, including ES BVI and ESA.

“IASB” means International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Ordinary Shares” means ordinary shares of ESGL, par value $0.0001 per share.

“public shareholders” means holders of public shares of ESGL.

“SEC” means the U.S. Securities and Exchange Commission.

“Share Consolidation” means the consolidation of the Company’s Ordinary Shares with a ratio of 3-to-1 shares.

“Securities Act” means the Securities Act of 1933, as amended.

“SGD” or “S$” refers to the legal currency of Singapore.

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, including statements about the parties’ ability to close the Acquisition, the anticipated benefits of the Acquisition, and the financial condition, results of operations, earnings outlook and prospects of ESGL and/or DT and may include statements for the period following the consummation of the Acquisition. Forward-looking statements appear in a number of places in this proxy statement including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” and “Information about the Group.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of ESGL and DT, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by ESGL and the following:

●	the ability of ESGL and DT prior to the Acquisition to meet the Closing conditions to the Acquisition, due to, among other things, the failure to obtain ESGL or DT shareholder approval;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement or substantially delay the Acquisition;

●	the ability of ESGL and DT prior to the Acquisition, and the Combined Company following the Acquisition, to obtain and/or maintain the listing of the ordinary shares of the Combined Company on Nasdaq following the Acquisition;

●	the future financial performance of ESGL/DT/the Combined Company, including their expectations regarding their revenue, annual recurring revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to maintain future profitability;

●	anticipated trends and growth rates in the ESGL’s or DT’s business and in the markets in which ESGL or DT operates;

●	ESGL’s or DT’s ability to maintain and expand its customer base;

●	the Combined Company’s ability to hire and retain necessary qualified employees to grow its business and expand its operations;

●	the Group’s ability to adequately protect its intellectual property;

●	the Combined Company’s ability to service its debt obligations;

●	the Combined Company’s ability to generate sufficient revenue or become profitable;

●	the Combined Company’s ability to maintain its licenses, permits and accreditations that are required to operate its business;

●	risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industry in which the Combined Company operates;

3

●	the outcome of any legal proceedings that may be instituted against ESGL or DT following announcement of the Acquisition Agreement and the transactions contemplated therein;

●	the risk that the announcement and consummation of the proposed Acquisition disrupts the Group’s current plans;

●	the ability to recognize the anticipated benefits of the Acquisition;

●	unexpected costs related to the proposed Acquisition;

●	limited liquidity and trading of ESGL’s securities and the Combined Company’s securities after the Acquisition;

●	geopolitical risk and changes in applicable laws or regulations and the possibility that the Group may be adversely affected by other economic, business, and/or competitive factors;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Combined Company’s resources; and

●	other factors detailed under the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of ESGL and ESGL prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Acquisition or other matters addressed in this proxy statement and attributable to ESGL, DT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement. Except to the extent required by applicable law or regulation, ESGL and DT undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

4

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of ESGL, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement.

Q:	What is the purpose of this document?

A:	ESGL and DT have agreed to the Acquisition under the terms of the Acquisition Agreement, which is attached to this proxy statement as Annex A, and is incorporated into this proxy statement by reference. The board of directors of ESGL (the “Board”) is soliciting your proxy to vote for Proposals at the Meeting because you owned ordinary shares of ESGL at the close of business on May 2, 2025, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement summarizes the information that you need to know in order to cast your vote.

Q:	What is being voted on?

A:	Below are the Proposals that the ESGL shareholders are being asked to vote on:

●	Proposal No. 1 — The Authorized Capital Increase Proposal to approve the Authorized Capital Increase.

●	Proposal No. 2 — The Share Consolidation Proposal to approve the Share Consolidation.

●	Proposal No. 3 — The Name Change Proposal to approve the name change.

●	Proposal No. 4 — The Amended Charter Proposal to adopt the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto as Annex B.

●	Proposal No. 5 — The Adjournment Proposal to approve the adjournment of the Meeting.

Q:	What vote is required to approve the Proposals?

A:

Assuming a quorum is present, approval of the Authorized Capital Increase Proposal, the Share Consolidation Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of ESGL, present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment thereof. Approval of the Name Change Proposal and the Amended Charter Proposal will require a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting. If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on any of the Proposals.

Q:	Are any of the Proposals conditioned on one another?

A:	The Authorized Capital Increase Proposal, the Share Consolidation Proposal, the Name Change Proposal, and the Amended Charter Proposal are conditioned upon each other. The Adjournment Proposal is not conditioned on the approval of any other Proposals.

Q:	What will happen in the Acquisition?

A:	Pursuant to the Acquisition Agreement, ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”). A copy of the Acquisition Agreement is attached to this proxy statement as Annex A.

5

Q:	What is the consideration being paid to DT security holders?

A:	Pursuant to the terms of the Acquisition Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

Q:	What equity stake will current shareholders of ESGL and DT shareholders hold in the Combined Company after the closing?

A:	It is anticipated that upon completion of the Acquisition, ESGL’s public shareholders would retain an ownership interest of approximately 1.59% of the Combined Company and the current DT shareholders would own approximately 91.74% of the Combined Company.

Q:	Where and when is the Meeting?

A:	The Meeting will take place on June 10, 2025, at 9:00 p.m. Eastern time at the Company’s principal executive office located at 101 Tuas South Avenue 2 Singapore 637226, and virtually via live webcast at https://www.cstproxy.com/esgl/2025.

Q:	Who may vote at the Meeting?

A:	Only holders of record of ordinary shares of ESGL as of the close of business on May 2, 2025 may vote at the Meeting. As of May 2, 2025, there were 41,816,240 ordinary shares of ESGL outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Meeting?

A:	Shareholders representing not less than a majority of the ordinary shares of ESGL issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person, by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Ordinary shares of ESGL will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the Meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at the Meeting may adjourn the Meeting until a quorum is present.

Q:	How many votes do I and others have?

A:	You are entitled to one vote for each ordinary share of ESGL that you held as of the Record Date. As of the close of business on the Record Date, there were 41,816,240 outstanding ordinary shares of ESGL.

6

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement, including the annexes, and to consider how the Proposals will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How can I vote?

A:	If you are a shareholder of record, you may vote in person (physically or virtually) at the Meeting, or by submitting a proxy using the enclosed proxy card, via the Internet or over the telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the Meeting (physically and virtually) and vote online, if you choose.

To vote online at the Meeting via the Internet, follow the instructions below under “How may I participate in the Meeting virtually?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to https://www.cstproxy.com/esgl/2025 and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on June 9, 2025. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the Meeting to vote your shares online.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self- addressed, postage-paid envelope provided.

If you plan to vote via the Internet, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of ordinary shares you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the Meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to 917-262-2373 or email proxy@continentalstock.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on June 5, 2025.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

7

Q:	How may I participate in the Meeting virtually?

A.	If you are a shareholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the Meeting virtually starting on June 5, 2025. Go to https://www.cstproxy.com/esgl/2025, enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote. At the start of the Meeting you will need to re-log into https://www.cstproxy.com/esgl/2025 using your control number.

Shareholders will also have the option to listen to the Meeting by telephone by calling:

●	Within the U.S. and Canada: 1 800-450-7155 (toll-free)

●	Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

The passcode for telephone access is: 6069185#

If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the Meeting for processing your control number.

Q:	Who can help answer any other questions I might have about the participating in the Meeting virtually?

A.	If you have any questions concerning participating the Meeting virtually (including accessing the Meeting by virtual means) or need help voting your ordinary shares of ESGL, please contact Continental at 917-262-2373 or email proxy@continentalstock.com.

The Notice of Special Meeting, proxy statement and form of Proxy Card are available at: https://www.cstproxy.com/esgl/2025.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary Proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary Proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have no effect on the vote for any Proposal.

8

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	ESGL will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will not count as vote cast at the Meeting and will have no effect on such Proposal.

Q:	If I am not going to attend the Meeting, should I return my proxy card instead?

A.	Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	How can I submit a proxy?

A.	You may submit a proxy by (a) visiting https://www.cstproxy.com/esgl/2025 and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free 1 800-450-7155 in the U.S. and Canada or +1 857-999-9155 from foreign countries (other than Canada) from any touch-tone phone (Conference ID: 6069185#) and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Meeting in person or via the Internet, and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that the Company receives prior to the Meeting. If you hold your ordinary shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to ESGL Holdings Limited, Attention: Ho Shian Ching, E-mail: shian@env-solutions.com.

Unless revoked, a proxy will be voted at the Meeting in accordance with the shareholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting.

Q:	Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:

ESGL is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. ESGL and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. ESGL will bear the cost of solicitation.

ESGL will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ESGL will reimburse them for their reasonable expenses.

9

Q:	What happens if I sell my shares before the Meeting?

A:	The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Acquisition is expected to be consummated. If you transfer your ordinary shares of ESGL after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting.

Q:	When is the Acquisition expected to occur?

A:	Assuming the requisite regulatory and shareholder approvals are received, ESGL expects that the Acquisition will occur in June 2025.

Q:	Will I experience dilution as a result of the Acquisition?

A:	Prior to the Acquisition, ESGL’s public shareholders own approximately 39.53% of ESGL issued and outstanding ordinary shares. After giving effect to the Acquisition and to the issuance of approximately 1,000,000,000 ESGL ordinary shares in the Acquisition to the current DT shareholders, ESGL’s current public shareholders will own approximately 1.59% of the issued share capital of the Combined Company. See “Security Ownership of Certain Beneficial Owners and Management” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	Are ESGL’s shareholders required to approve the Acquisition?

A:	Although the Acquisition does not require shareholder approval, the Authorized Capital Increase Proposal and the Share Consolidation Proposal relating to the Acquisition require ordinary resolutions, passed by a simple majority of the shareholders entitled to vote who vote in person or by proxy at the Meeting, and the Name Change Proposal and the Amended Charter Proposal relating to the Acquisition requires a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at a general meeting of ESGL.

Q:	Are there risks associated with the Acquisition that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Acquisition and other transactions contemplated by the Acquisition Agreement, that are discussed in this proxy statement. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 19 of this proxy statement.

Q:	Do I have dissenter rights if I object to the proposed Acquisition?

A:	No. There are no dissenter rights available to holders of ESGL ordinary shares in connection with the Acquisition.

Q:	Who will manage the Combined Company after the Acquisition?

A:	As a condition to the closing of the Acquisition, two of the directors of ESGL will resign. Effective as of the closing of the Acquisition, the board of directors of the Combined Company will have at least six directors, of whom three individuals will be designated by DT, one of which will be Choi Sung Fung, and the remaining two designees shall be deemed independent in accordance with Nasdaq requirements. For more information on the anticipated management of the Combined Company, see the section titled “Directors and Executive Officers of the Combined Company after the Acquisition” in this proxy statement.

10

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact Continental Stock Transfer & Trust Co. at (917) 262-2373:

You may also obtain additional information about ESGL from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement but may not contain all of the information that may be important to you. Accordingly, ESGL encourages you to read carefully this entire proxy statement, including the Acquisition Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Acquisition and your rights in the Acquisition.

The Parties to the Acquisition

ESGL Holdings Limited

ESGL completed a merger with Genesis Unicorn Capital Corp., a Delaware corporation (“GUCC”), on August 2, 2023 and ESGL’s ordinary shares and warrants began trading on the Nasdaq Stock Exchange on August 4, 2023. The Company, ESGL ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), entered into a Merger Agreement dated as of November 29, 2022 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) ESGL reincorporated to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy ESGL, resulting in Legacy ESGL being a wholly owned subsidiary of the Company (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

ESGL was incorporated in the Cayman Islands on November 18, 2022 for the sole purpose of the Business Combination with GUCC as described above. Following the consummation of the Business Combination, GUCC merged with and into ESGL, with ESGL as the surviving publicly traded entity.

Environmental Solutions Group Holdings Limited and Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. As a holding company with no material operations of its own, Environmental Solutions Group Holdings Limited conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”).

ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. ESA currently has two revenue streams, from: (i) services income which is primarily comprised of the fees it charges its customers for waste collection and disposal services, which fees are similar to those charged by ESA’s competitors, and (ii) the sales and trading of ESA’s circular products that are made and processed from the recycled waste collected from its customers with respect to its waste collection and disposal services, which ESA believes makes ESA a unique and environmentally friendly offering in the marketplace.

A fundamental tenet of ESA is that waste is a resource to be reused, repurposed and recirculated. ESA believes that this mindset of creating commodities from waste sets itself apart from the linear traditional waste industry participants, which largely only generate income from the collection, destruction and disposal of post-collection waste. This philosophy is ingrained and reflected in ESA’s business operations where it utilizes renewable energy and by-products produced from ESA’s waste treatment process to reduce its own operating costs. In line with this mindset, ESA’s primary business focus is the conversion and processing of industrial waste (that would otherwise be unused in the waste recycling process) into circular products such as pyrolysis oil, diesel, metals such as nickel, zinc, copper, silver, gold, minerals such as lime (calcium hydroxide) and fluorspar (calcium fluoride), and chemicals such as hydrochloric acid, sulfuric acid, and calcium chloride. ESA then sells these converted circular products to local and international end users, traders or overseas refiners who require the circular products for their own commercial use or for further processing including manufacturing and galvanizing purposes.

11

The Group’s principal place of business is located at 101 Tuas South Avenue 2, Singapore 637226, and its phone number is +65 6653 2299. ESGL’s registered office in the Cayman Islands is located at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

For more information on the Group, please see the sections titled “Information about the Group” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group.”

De Tomaso Automobili Holdings Limited

DT is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 21, 2023. As a holding company with no material operations of its own, DT conducts the operations of DT Group principally through its operating subsidiaries, including DT DE, DT UK, DT HK and DT US.

DT Group is a high-end ultra-luxury automotive group with a rich legacy tracing back to 1959 when the iconic Italian brand was founded by Argentine racing driver Alejandro de Tomaso. Since its reboot in 2019, De Tomaso has established a strong relationship with the active global community of high-end automotive collectors and enthusiasts, particularly within the hypercar sector. Leveraging the experience and expertise of a visionary team led by Choi Sung Fung, or Norman Choi, DT Group has redefined De Tomaso as an ultra-luxury automotive marque, distinguished by high-performance sports cars that merge classically driven design principles with modern engineering. Embracing an analogue-first philosophy and timeless aesthetics, the brand’s revival has resonated deeply with ultra-high net worth individuals worldwide, evidenced by overwhelming demand and a growing global following. To date, DT Group has launched two models of limited-edition sports cars under the “P” series, namely P72 and P900, with targeted delivery of the first batch of vehicles by the end of 2025.

The Acquisition Agreement

On February 26, 2025, ESGL entered into a share purchase agreement (the “Acquisition Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”).

General Description of the Acquisition

Acquisition Consideration

Pursuant to the terms of the Acquisition Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

12

After the Acquisition, ESGL’s current public shareholders will own approximately 1.59% of the issued share capital of ESGL and DT’s current shareholders will own approximately 91.74% of the issued share capital of ESGL.

Assuming requisite regulatory and shareholder approvals are received, ESGL expects to close the Acquisition in June of 2025.

Representations and Warranties

In the Acquisition Agreement, ESGL makes certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to DT and the DT shareholders; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies, liabilities, compliance and internal controls; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery, sufficiency of assets and bank accounts; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, validity, enforceability and nature of contracts, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; (r) insolvency; and (s) no integrated offering.

In the Acquisition Agreement, DT makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Acquisition Agreement) relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to ESGL; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies and liabilities; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery and sufficiency of assets; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; and (r) insolvency.

In the Acquisition Agreement, the DT shareholders make certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) share capital and ownership of shares; and (d) status and investment intent.

Conduct Prior to Closing; Covenants Pending Closing

Each of ESGL and DT has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practice, prior to the closing of the transaction and not to take certain specified actions without the prior written consent of the other party.

The Acquisition Agreement also contains customary closing covenants.

13

Conditions to Closing

Consummation of the Acquisition Agreement and the Acquisition is conditioned on, among other things: (a) the representations and warranties given by each party shall be true, accurate and correct in all respects as of the closing date; (b) each party shall have performed all of its obligations under the Acquisition Agreement expressed to be performed on or before the closing date; (c) ESGL shall have been satisfied with the results of the due diligence investigation on the DT Group; (d) the DT shareholders shall have been satisfied with the results of the due diligence investigation on ESGL and its subsidiaries (the “ESGL Group”); (e) all preferred shares in the share capital of DT and convertible loan received by the DT Group shall have been converted into DT shares; (f) ESGL shall have filed the ordinary resolutions approving, among others, the ESGL share consolidation, the increase in authorized share capital to ensure a sufficient reserve covering all ESGL ordinary shares to be issued or issuable in connection with the Acquisition, including all Consideration Shares and Earnout Shares, and the special resolutions approving, among others, the change in Company name and the amendments to the memorandum and articles of association in the form approved by ESGL’s shareholders with the Registrar of Companies in the Cayman Islands; (g) DT shall have entered into employment agreements with certain key executives named in the Acquisition Agreement; (h) certain DT shareholders shall have entered into the deed of adherence to the Acquisition Agreement to agree to sell their respective portion of the DT Shares; (i) all applicable regulatory approvals and third party consents for the transactions contemplated by the Acquisition Agreement shall have been obtained and not been revoked or modified, and shall remain in full force and effect as at closing; (j) the Nasdaq listing application shall have been approved by Nasdaq; (k) the three individuals nominated by DT shall have been appointed to ESGL’s board of directors (the “ESGL Board”), effective as of the closing date; (l) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the DT Group, which, in ESGL’s reasonable opinion, is material and adverse to the Acquisition; (m) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the ESGL Group, which, in the DT shareholders’ reasonable opinion, is material and adverse to the Acquisition; (n) there shall not have been, in the reasonable opinion of any party, since the date of the Acquisition Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice the Acquisition; and (o) there shall not have occurred an outbreak or escalation of hostilities, act of terrorism, epidemic, pandemic, act of God or disaster which would, in the reasonable opinion of any party, be likely to prejudice the Acquisition.

Board of Directors of Surviving Company

Pursuant to the terms of the Acquisition Agreement, immediately after the closing, ESGL’s Board shall consist of no less than six directors, of whom three individuals will be designated by DT, one of which will be Choi Sung Fung, and the remaining two designees shall be deemed independent in accordance with Nasdaq requirements.

Termination

If, prior to the closing, (i) ESGL is delisted from Nasdaq, or (ii) there is any action or proceeding pending or, to the knowledge of ESGL, threatened against ESGL by Nasdaq to prohibit or terminate the listing of ESGL’s ordinary shares on Nasdaq, the DT shareholders may:

●	defer the closing to a date not more than 28 days after the proposed initial closing date;

●	proceed to closing so far as practicable, without prejudice to DT’s rights under the Acquisition Agreement; or

●	treat the Acquisition Agreement as terminated, and discharge itself of any further obligations thereunder, without prejudice to its rights to sue for damages.

In addition, unless otherwise agreed among the parties in writing, if the closing conditions contained in the Acquisition Agreement have not been fulfilled or waived on or before July 31, 2025, the Acquisition Agreement shall automatically terminate (other than the surviving provisions under the Acquisition Agreement which shall remain binding on the parties) and the obligation of ESGL to purchase, and the obligation of the DT shareholders to sell, the DT Shares shall cease.

14

Indemnification

The Acquisition Agreement provides for indemnification obligations of the parties, subject to certain minimum claim thresholds. The representations and warranties of the parties contained in the Acquisition Agreement, and the indemnification obligations contained with respect thereto, shall survive for 18 months after the closing date, subject to certain limited exceptions contained in the Acquisition Agreement. In addition, the maximum aggregate liability of the DT shareholders for its indemnification obligations is US$500,000, subject to certain exceptions contained in the Acquisition Agreement.

Certain Related Agreements

Shareholder Support Agreement

Contemporaneously with the execution of the Acquisition Agreement, one of the DT shareholders entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holder agreed to, among other things, approve the Agreement and the proposed Acquisition.

Lock-Up Agreements

At the closing, the DT shareholders will execute lock-up agreements (the “Lock-up Agreements”), pursuant to which such holders shall agree, subject to certain customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, whether directly or indirectly, any of the Consideration Shares, or enter into a transaction that would have the same effect or any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of such Consideration Shares, until the date that is six months or twelve months, as applicable, after the closing date of the Acquisition.

The Proposals

Below are the Proposals that the ESGL shareholders are being asked to vote on at the Meeting:

●	Proposal No. 1 — The Authorized Capital Increase Proposal to approve the Authorized Capital Increase.

●	Proposal No. 2 — The Share Consolidation Proposal to approve the Share Consolidation.

●	Proposal No. 3 — The Name Change Proposal to approve the name change.

●	Proposal No. 4 — The Amended Charter Proposal to adopt the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto as Annex B.

●	Proposal No. 5 — The Adjournment Proposal to approve the adjournment of the Meeting.

Voting Securities

As of the Record Date, there were 41,816,240 ordinary shares of ESGL issued and outstanding. Only ESGL shareholders who hold ordinary shares of record as of the close of business on May 2, 2025 are entitled to vote at the Meeting or any adjournment thereof. Approval of the Authorized Capital Increase Proposal, the Share Consolidation Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of ESGL, present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment thereof. Approval of the Name Change Proposal and the Amended Charter Proposal relating to the Acquisition will require a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting.

15

With respect to each Proposal in this proxy statement, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on any of the proposals.

Dissenter Rights

Dissenter rights are not available to ESGL or DT shareholders in connection with the Acquisition.

Ownership of the Combined Company After the Closing

The estimated ownership levels in the Combined Company, immediately following the consummation of the Acquisition, is set forth under “Security Ownership of Certain Beneficial Owners and Management” on page 137 of this proxy statement.

Stock Exchange Listing

ESGL’s ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “ESGL” and “ESGLW,” respectively. We have applied to list the ordinary shares and the warrants of the Combined Company on the Nasdaq Capital Market under the symbols “OIO” and “OIOWW,” respectively, in connection with the Acquisition. ESGL cannot assure that the ordinary shares and warrants of the Combined Company will be approved for listing on the Nasdaq Capital Market.

Anticipated Accounting Treatment

The Acquisition will be accounted for as a reverse merger in accordance with IFRS. Under this method of accounting, ESGL will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of DT expecting to have a majority of the voting power of the post-combination company, DT senior management comprising the senior management of the Combined Company, the relative size of DT compared to ESGL, and DT operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Acquisition will be treated as the equivalent of DT issuing shares for the net assets of ESGL, accompanied by a recapitalization.

Recommendations of the Board and Reasons for the Acquisition

After careful consideration of the terms and conditions of the Acquisition Agreement, the Board has determined that the Acquisition and the transactions contemplated thereby are fair to, and in the best interests of, ESGL and its shareholders. In reaching its decision with respect to the Acquisition and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by DT. Based upon the foregoing, among other things, the Board recommends that ESGL shareholders vote:

●	FOR the Authorized Capital Increase Proposal;

●	FOR the Share Consolidation Proposal;

●	FOR the Name Change Proposal;

●	FOR the Amended Charter Proposal; and

●	FOR the Adjournment Proposal.

16

Summary Risk Factors

In evaluating the Acquisition and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 19 of this proxy statement. Some of these risks related to are summarized below. References in the summary below to “ESGL” generally refer to ESGL in the present tense or to the Combined Company from and after the Acquisition.

The following summarizes certain principal factors that make an investment in the Combined Company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing ESGL’s, the Group’s and/or the Combined Company’s business.

Risks Related to the Group’s Business and Industry

●	the Group’s future financial performance, including its expectations regarding its revenue, annual recurring revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to maintain future profitability;

●	anticipated trends and growth rates in the Group’s business and in the markets in which it operates;

●	the Group’s ability to maintain and expand its customer base;

●	the Group’s ability to hire and retain necessary qualified employees to grow its business and expand its operations;

●	the Group’s ability to adequately protect its intellectual property;

●	the Group’s ability to service its debt obligations;

●	the Group’s ability to generate sufficient revenue or become profitable;

●	the Group’s ability to compete effectively in the environmental services industry, which is highly competitive and includes competitors that may have greater financial and operational resources, flexibility to reduce prices or other competitive advantages;

●	the Group’s ability to react to fluctuations in prices for recyclable waste materials it collects from its customers and the circular products that it sells to local and international end users, traders or overseas refiners may adversely affect the Group’s revenue, operating income, and cash flows;

●	the Group’s ability to enhance its existing recycling, reuse, disposal and waste treatment solutions and develop new solutions in a timely manner;

●	fluctuations in the Group’s revenues, earnings and cash flows based on changes in commodity prices, as commodity prices for circular products are particularly susceptible to volatility based on regulations and tariffs that affect its ability to export products;

●	changes in policies imposed by governments may impact on the availability and costs of employing non-Singapore workers;

●	the Group’s ability to maintain its licenses, permits and accreditations that are required to operate its business;

17

●	expectations regarding the Group’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, backlog conversion, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and ability to invest in growth initiatives and pursue acquisition opportunities;

●	risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industry in which the Group operates.

Risks Related to DT’s Business and the Acquisition

●	DT may not be successful in preserving and enhancing the value of the De Tomaso brand, which DT depends upon to drive demand and revenues;

●	If DT fails to properly understand their clients’ taste and preferences and design cars that do not appeal to their clients, it may harm its brand and competitive position;

●	The value of the De Tomaso brand depends in part on the automobile collector and enthusiast community;

●	If DT’s cars do not perform as expected, it may harm DT’s ability to develop, market and sell its cars;

●	DT faces competition in the luxury performance car industry;

●	DT depends on the strength of its trademarks and other intellectual property rights;

●	Third parties may claim that DT infringes their intellectual property rights;

●	DT has a limited operating history since its brand revival and its ability to develop, manufacture, and deliver cars of high quality and appeal to customers, on schedule, is unproven and still evolving;

●	Although the P72 vehicles are fully allocated and oversubscribed, some customers may cancel their orders despite their deposit payment;

●	DT’s business is subject to changes in client preferences and automotive trends;
●	DT’s reliance on a variety of agreements with various manufacturing and development partners, including agreements related to research and development, procurement, manufacturing, and engineering, could subject DT to risks;

●	DT’s exclusivity strategy of producing limited number of vehicles may limit potential profits;

●	The small number of car models that DT produces and sells may result in greater volatility in its financial results;

●	DT’s cars are subject to homologation and motor vehicle safety standards and the failure to acquire homologation or satisfy mandated safety standards in jurisdictions it operates would materially and adversely affect DT’s business and results of operations;

●	risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industry in which the Group operates.

18

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before they decide whether to vote or instruct their vote to be cast to approve the Acquisition and related Proposals described in this proxy statement. These risks could have a material adverse effect on the business, financial condition and results of operations of the Combined Company, and could adversely affect the trading price of the Combined Company’s securities following the Acquisition.

Risks Relating to the Group’s Business and Industry

For the two years ended December 31, 2024 and 2023, the Group has incurred operating losses and may incur significant losses for the foreseeable future. The Group may not generate sufficient revenue or become profitable or, if it achieves profitability, it may not be able to sustain it.

For the two years ended December 31, 2024 and 2023, the Group’s net losses were US$633,257 and US$94,979,338, respectively. As of December 31, 2024, the Group had an accumulated deficit of US$100,619,185 (2023: US$99,985,928).

Notably, the Group’s main operating subsidiary, Environmental Solutions (Asia) Pte Ltd, returned to profitability in 2024, marking a key milestone in the Group’s turnaround journey.

The significant losses reported in 2023 were primarily due to non-operational and non-recurring listing expenses of approximately US$93.1 million, largely related to accounting treatments tied to the Business Combination and revaluation of the Forward Purchase Agreement (FPA). Excluding these one-off charges, the Group’s operational fundamentals have remained resilient despite ongoing investments in growth. This improvement reflects strong cost discipline, including reductions in inventory and logistics costs of approximately US$1.2 million and US$283,000 respectively, and the absence of one-off listing expenses incurred in 2023.

The other major contributor to the net loss were expenses incurred in connection with the depreciation of property, plant and equipment, the purchase of raw materials, employee benefits expenses and other operating expenses. The Group may continue to incur losses for the foreseeable future as it continues its research and development activities, pursues potential mergers and acquisitions, seeks product certification approvals in the territories it has identified, hires additional personnel, obtains and protects its intellectual property and incurs additional costs for commercialization or to expand its pipeline of waste materials it collects and the circular products it generates from the recycled waste collected from its customers with respect to its waste collection and disposal services.

To become and remain profitable, the Group must increase its operating capacity to treat higher volumes of wastes and succeed in developing and eventually commercializing circular products that can generate sufficient revenue. In that regard, the Group has commenced sales of Fluorspar and Kao Lin, and regenerated acids from the wastes the Group collected.

In addition, the Group has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the environmental services industry. Because of these numerous risks and uncertainties, the Group is unable to accurately predict the timing or amount of increased expenses or when, or if, it will be able to achieve profitability. Even if the Group achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Its failure to become and remain profitable would depress the value of the Company and could impair the ability of the Company to raise capital, expand its business, maintain its research and development efforts, diversify its products, or even continue its operations. A decline in the value of the Company could also cause you to lose all or part of your investment.

19

The environmental services industry is highly competitive and includes competitors that may have greater financial and operational resources, flexibility to reduce prices or other competitive advantages that could make it difficult for the Group to compete effectively.

The Group principally competes with waste management companies who collect and dispose the waste the Group needs for its waste management and treatment processes. Competition for waste collection is typically based on factors such as geographic location, quality of services, ease of doing business and/or price. the Group ‘s competitors may have greater financial and operational resources than we do. They could also seek to gain market share by reducing the prices they charge customers, introducing products and solutions that are similar to the Group’s or introducing new technology tools. If the Group were to lose market share or if it were to lower prices to address competitive issues, it could negatively impact the Group’s consolidated financial condition, results of operations and cash flows.

The Group requires a significant amount of capital to fund its operations and growth. If the Group cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

The Group requires a significant amount of capital and resources for its operations and continued growth. The Group expects to make significant investments to develop new operating capabilities and technology, which are fundamental to the Group’s business operations and future growth. However, the Group cannot assure you that these investments will generate the optimal returns, if at all. To date, the Group has historically funded its cash requirements primarily through the issuance of ordinary shares, cash generated by operations and borrowings from banks. If these resources are insufficient to satisfy the Group’s cash requirements, the Group may seek to raise funds through additional equity offering or debt financing or additional bank facilities. The Group’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions. If the Group cannot obtain sufficient capital on acceptable terms to meet its capital needs, the Group may not be able to execute its growth strategies, and the Group’s business, financial condition, and prospects may be materially and adversely affected.

The Group did not meet its revenue projection for the fiscal year ended 2024.

The projected revenues of the Group for fiscal year 2024 was between $7.6 million to $9.5 million. The revenues of the Group for the fiscal year ended 2024 was approximately US$6.1 million. The Group did not meet its 2024 revenue projection mainly due to shortfall in the revenue from collection and treatment of hazardous chemical wastes such as acids.

In addition, the Group faced challenges in meeting its funding requirement to enhance technologies and capacity, essential for effectively serving market needs. This limitation hindered the Group’s ability to capitalize on growth and innovation opportunities, consequently affecting revenue generation. Furthermore, geopolitical tensions and market volatility presented additional obstacles to revenue generation efforts. Lower manufacturing activity, potentially influenced by these external factors, led to reduced waste from customers, impacting revenue streams. Lastly, unexpected waste management regulatory changes in Singapore posed operational challenges, particularly in the final quarter of the financial year. Adapting to these regulatory shifts proved to be a complex task, affecting operational efficiency. Therefore, there can be no assurance that the Group’s actual financial results would meet the financial projections and there is a significant likelihood that the Group’s actual financial results over the time periods and under the scenarios covered by the projections would be materially different. At this time, the Group’s management estimates that the impact of the lack of funds for capital investments may continue in the near future and therefore, the Group may not be able to meet its original revenue projections for 2025 and/or 2026. The Group has not updated its projections due to uncertainties surrounding recent developments, their future outcomes, and their impact on the Group’s projections.

Fluctuations in prices for recyclable waste materials the Group collects from its customers and the circular products that it sells to local and international end users, traders or overseas refiners may adversely affect the Group’s revenue, operating income, and cash flows.

The Group collects a variety of recyclable waste materials from its customers and processes and transforms them into circular products for sale to local and international end users, traders or overseas refiners, and the Group may directly or indirectly receive proceeds from its waste collection services and the sale of circular products. The   Group’s results of operations may be affected by changing prices or market requirements for the recyclable waste materials and the circular products. The resale and purchase prices of, and market demand for, the circular products can be volatile because of changes in economic conditions and numerous other factors beyond the Group’s control. These fluctuations may affect the cost of and demand for the Group’s services and the Group’s future revenue, operating income, and cash flows.

20

The Group is also exposed to inflationary pressures and rising interest rates which may adversely affect the selling price of its circular products. If this causes purchasing demand from the Group’s customers for its circular products to reduce, the selling price of certain of the Group’s circular products such as copper and zinc could drop and reduce its revenue. Inflation has also resulted in higher costs for the maintenance of the Group’s equipment, higher electricity and fuel costs and freight and payroll costs, which had an adverse impact on the Group’s operating profit and operating profit margin. Moreover, certain suppliers who are affected by supply chain inflationary pressures may decide to reduce their production and as a result the volume of industrial waste that is generated and supplied to the Group may be reduced. Similarly, following the general decline in the spending power of consumers, the Group’s waste disposal customers which are mainly semi-conductor companies with products that are used in mobile devices to cars may also decide to reduce their production which in turn would lead to lower volumes of waste being disposed to the Group. Although increasing the selling price of the Group’s circular products could mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way. In addition, efforts to mitigate the effect of inflation through continuous investments in waste treatment processes and software developments to automate, streamline and improve the productivity of the Group’s business operations may not be sufficient.

The Group may not be able to enhance its existing recycling, reuse, disposal and waste treatment solutions and develop new solutions in a timely manner.

The Group’s future operating results will depend, to a significant extent, on its ability to continue to provide efficient and innovative recycling, reuse, disposal and waste treatment services that compare favorably with alternative services on the basis of cost, performance, and customer preferences. The Group’s success in maintaining and growing with its existing customers and attracting new customers depends on various factors, including the following:

●	innovative development of new services for customers;

●	maintenance of quality standards;

●	efficient and cost-effective services; and

●	utilization of advances in technology.

The Group’s inability to enhance its existing services and develop new services on a timely basis could harm its operating results and impede its growth.

The Group’s revenues, earnings and cash flows will fluctuate based on changes in commodity prices, and commodity prices for circular products are particularly susceptible to volatility based on regulations and tariffs that affect its ability to export products.

Enforcement or implementation of foreign and domestic regulations can affect the Group’s ability to export its circular products. In 2017, the Chinese government announced bans on certain scrap materials and begun to enforce extremely restrictive quality and other requirements, which significantly reduced China’s import of recyclables. As of January 1, 2021, China ceased importing virtually all recyclables, including those exported by the Group. Many other markets, both domestic and foreign, have also tightened their quality expectations and limited or restricted the import of certain circular products. The recent slew of tariffs announced by the United States of America in 2025 and the ripple effects of escalating trade tension may have far-reaching implications. Higher tariffs on a global scale risk disrupting supply chains, raising costs and weakening trade flows and culminate in slower and/or lower growth

Such trade restrictions have disrupted the global trade of recyclables, creating excess supply and decreasing recyclable commodity prices. The Group has been actively working to identify alternative markets for recycling commodities, but there may not be demand for all of the circular products it produces. The heightened quality requirements have been difficult for the industry to achieve and have driven up operating costs. As prices of circular products have fallen and operating costs have increased, the Group and other recyclers are passing cost increases through to waste collection customers.

21

Fluctuation in energy prices also affects the Group’s business, including recycling of plastics manufactured from petroleum products. Significant variations in the price of methane gas, electricity and other energy- related products can result in a corresponding significant impact to the Group’s revenue from yield from such operations. Any of the commodity prices to which the Group is subject may fluctuate substantially and without notice in the future.

Acute and chronic weather events, including those brought about by climate change, may limit the Group’s operations and increase the costs of collection, transfer, disposal, and other environmental services it provides.

The Group’s operations could be adversely impacted by extreme weather events, changing weather patterns, and rising mean temperature and sea levels, some of which the Group is already experiencing. The Intergovernmental Panel on Climate Change (“IPCC”), which includes more than 1,300 scientists from the United States and other countries, forecasts a temperature rise of 2.5° to 10° Fahrenheit over the next century. Changing weather patterns   and rising temperatures are expected to result in more severe heat waves, fires, storms, and other extreme weather events. Any of these extreme weather events such as flash flooding in Singapore could significantly decrease the volume of waste material the Group collects from its waste disposal customers and suppliers of industrial waste as they may be required to temporarily cease or suspend their business activities, thereby reducing the volume of waste they generate. Other than the Group’s customers and suppliers, such adverse weather conditions may also result in the temporary suspension of the Group’s business operations, ability to utilize the Group’s normal commercial channels and supply chain, and the incursion of significant costs to repair its fixtures, equipment and property, all of which could significantly affect the Company’s operating results during those periods.

The Group’s businesses are subject to operational and safety risks.

Providing waste management, treatment and recycling services to the Group’s customers involves risks such as equipment defects, malfunctions and failures and natural disasters, which could potentially result in releases of hazardous materials, damage to or total loss of the Group’s property or assets, injury or death of the Group’s employees or a need to shut down or reduce operations of the Group’s facilities while remedial actions are undertaken. The Group’s employees and logistics providers, when necessary, often work under potentially hazardous conditions. These risks expose the Group to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. The Group must also maintain a solid safety record in order to remain a preferred supplier to its major customers. While the Group seeks to minimize its exposure to such risks primarily through entering and maintaining various insurance policies in relation to the business, operations, employees and assets of ESA, such actions and insurance may not be adequate to cover all of the Group’s potential liabilities which could negatively impact its results of operations and cash flows.

The Group’s insurance coverage and self-insurance reserves may be inadequate to cover all significant risk exposures, and increasing costs to maintain adequate coverage may significantly impact the Group’s financial condition and results of operations.

The Group carries a range of insurance policies intended to protect its assets and operations, including general liability insurance, property damage, business interruption and environmental risk insurance. While the Group endeavors to purchase insurance coverage appropriate to its risk assessment, it is unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result the Group’s insurance program may not fully cover itself for losses it may incur.

As a result of a number of catastrophic weather and other events, insurance companies have incurred substantial losses and in many cases they have substantially reduced the nature and amount of insurance coverage available to the market, have broadened exclusions and/or have substantially increased the cost of such coverage. If this trend continues, the Group may not be able to maintain insurance of the types and coverage it desires at reasonable rates. A partially or completely uninsured claim against the Group (including liabilities associated with cleanup or remediation), if successful and of sufficient magnitude, could have a material adverse effect on the Group’s business, financial condition and results of operations. Any future difficulty in obtaining insurance could also impair the Group’s ability to secure future contracts, which may be conditional upon the availability of adequate insurance coverage. In addition, claims associated with risks for which the Group is to some extent self-insured (property, workers’ compensation, employee medical, comprehensive general liability and vehicle liability) may exceed the Group’s recorded reserves, which could negatively impact future earnings.

22

The Group may have environmental liabilities that are not covered by its insurance. Changes in insurance markets also may impact its financial results.

The Group may incur environmental liabilities arising from its operations or properties. The Group maintains high deductibles for its environmental liability insurance coverage. If the Group was to incur substantial liability for environmental damage, its insurance coverage may be inadequate to cover such liability. This could have a material adverse effect on the Group’s consolidated financial condition, results of operations and cash flows.

Also, due to the variable condition of the insurance market, the Group has experienced, and may experience in the future, increased insurance retention levels and increased premiums or unavailability of insurance. As the Group assumes more risk for insurance through higher retention levels, the Group may experience more variability in its insurance reserves and expense.

The Group depends on key personnel who would be difficult to replace, and its business will likely be harmed if it loses their services or cannot hire additional qualified personnel.

The Group’s success depends, to a significant extent, upon the continued services of its current management team and key personnel. The loss of one or more of its key executives or employees could have a material adverse effect on its business. The Group does not maintain “key person” insurance policies on the lives of any of its executives or any of its other employees. The Group employs all of its executives and key employees on an at-will basis, and their employment can be terminated by the Group or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights.

The Group’s success also depends on its ability to attract, retain, and motivate additional skilled management personnel. The Group plans to continue to expand its work force to continue to enhance its business and operating results. The Group believes that there is significant competition for qualified personnel with the skills and knowledge that it requires. Many of the other companies with which the Group competes for qualified personnel have substantially greater financial and other resources than the Group does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which the Group has to offer. If the Group is not able to retain its current key personnel or attract the necessary qualified key personnel to accomplish its business objectives, it may experience constraints that will significantly impede the achievement of its business objectives and its ability to pursue its business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as the Group expects, and the Group may be unable to hire or retain sufficient numbers of qualified individuals. If the Group’s recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, the Group’s business will be harmed.

General economic conditions can directly and adversely affect revenues for environmental services and the Group’s income from operations margins.

The Group’s business is directly affected by changes in national and general economic factors that are outside of the Group’s control, including consumer confidence, interest rates and access to global markets. A weak economy generally results in decreases in volumes of waste generated, which negatively impacts the ability to grow through new business or service upgrades, and may result in customer turnover and reduction in the waste service needs of the Group’s customers and the demand for circular products from end users, traders or overseas refiners. Consumer uncertainty and the loss of consumer confidence may also reduce the number and variety of services and/or circular products requested by customers. This decrease in demand can negatively impact commodity prices and the Group’s operating income and cash flows.

23

The Group could become involved in litigation matters that may be expensive and time consuming, and, if resolved adversely, could harm its business, financial condition, or results of operations.

Although the Group is not currently involved in any litigation matters, any such litigation to which it is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or the Group may decide to settle lawsuits on similarly unfavorable terms. Any negative outcome could result in payments of substantial monetary damages or fines, or changes to the Group’s products or business practices, and accordingly the Group’s business, financial condition, or results of operations could be materially and adversely affected.

The Group could be required to make immediate repayment of certain of its outstanding debt with financial institutions.

As of December 31, 2024, the Group has certain borrowings with outstanding balances of approximately US$4.3 million classified as current liabilities, as the relevant loan agreements the Group entered with the lenders provide them discretion to demand immediate repayment of the outstanding balances from us. In addition, as of the date hereof, the Group had obtained waivers from the relevant lenders in relation to certain terms and conditions under the relevant loan agreements in connection with the closing of the Business Combination, except for Term Loan IV with an outstanding balance of approximately S$148,000 (US$109,000) as of December 31, 2024 from the relevant bank (the “Relevant Bank”). On July 20, 2022, the Group had obtained a written consent from the Relevant Bank for, among other things, the undertaking of a proposed restructuring of the Group. Subsequently on January 17, 2023, the Group had requested a waiver from the Relevant Bank for the closing of the Business Combination. As of the date hereof, the Group had not obtained the waiver or any notice from the Relevant Bank objecting, disagreeing to the matter or demanding any immediate repayment of Term Loan IV in connection with the closing of the Business Combination.

Notwithstanding the above, the lenders could demand immediate repayment of the outstanding balances from the Group for the borrowings classified as current liabilities and it may be unable to repay, negotiate, extend or refinance the bank borrowings on favorable terms or at all, which may have a material adverse effect on its business, results of operations and financial position. If the Group fails to repay certain of the bank borrowings, some lenders could enforce their security interests under the relevant loan agreements and take possession of the Group’s leasehold land and buildings where it operates its business, thereby resulting in a material adverse effect on the Group’s business, results of operations and financial condition. See Note 17 to the Group’s financial statements for further information on the Group’s outstanding debt with financial institutions.

The Group’s strategy includes an increasing dependence on technology in its operations. If any of its key technology fails, its business could be adversely affected.

The Group’s operations are increasingly dependent on technology. The Group’s information technology systems are critical to its ability to drive profitable growth, implement standardized processes and deliver a consistent customer experience. Problems with the operation of the information or communication technology systems it uses could adversely affect, or temporarily disable, all or a portion of the Group’s operations. Inabilities and delays in implementing new systems can also affect its ability to realize projected or expected revenue or cost savings. Further, any systems failures could impede its ability to timely collect and report financial results in accordance with applicable laws.

Emerging technologies represent risks, as well as opportunities, to the Group’s current business model. The costs associated with developing or investing in emerging technologies could require substantial capital and adversely affect the Group’s results of operations and cash flows. Delays in the development or implementation of such emerging technologies and difficulties in marketing new products or services based on emerging technologies could have similar negative impacts. The Group’s financial results may suffer if it is not able to develop or license emerging technologies, or if a competitor obtains exclusive rights to an emerging technology that disrupts the current methods used in the environmental services industry.

24

A cyber security incident could negatively impact the Group’s business and its relationships with customers.

The Group uses information technology, including computer and information networks, in substantially all aspects of its business operations. The Group also use mobile devices, social networking and other online activities to connect with its employees and its customers. Such uses give rise to cyber security risks, including security breach, espionage, system disruption, theft and inadvertent release of information. The Group’s business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees, and financial and strategic information about the Group and its business partners. In connection with its strategy to grow through acquisitions and to pursue new initiatives that improve its operations and cost structure, the Group is also expanding and improving its information technologies, resulting in a larger technological presence and corresponding exposure to cyber security risk. If the Group fails to assess and identify cyber security risks associated with acquisitions and new initiatives, it may become increasingly vulnerable to such risks. Additionally, while the Group has implemented measures to prevent security breaches and cyber incidents, its preventive measures and incident response efforts may not be entirely effective. Also, the regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. This changing regulatory landscape may cause increasingly complex compliance challenges, which may increase the Group’s compliance costs. Any failure to comply with these changing security and privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with the Group’s information technology systems or the technology systems of third parties on which it relies, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

The Group may be subject to intellectual property claims that create uncertainty about ownership of technology essential to its business and divert its managerial and other resources.

The Group can provide no assurance that third parties will not claim infringement by it with respect to its current or future services, trademarks, or other proprietary rights. The Group’s success depends, in part, on its ability to protect its intellectual property and to operate without infringing the intellectual property rights of others in the process. There can be no assurance that any of its intellectual property will be adequately safeguarded or that it will not be challenged by third parties. The Group may be subject to intellectual property infringement claims that would be costly to defend, could limit its ability to use certain critical technologies, and may divert its technical and management personnel from their normal responsibilities. The Group may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause the Group to pay substantial damages, including treble damages, if it willfully infringes and also could increase the risk of its patent applications not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Group’s confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation. If these results are perceived to be negative, it could have an adverse effect on the Group’s business.

Changes in policies imposed by governments may impact on the availability and costs of employing non-Singapore workers.

The Group is dependent on non-Singapore workers for its business operations. The Group’s ability to meet its labor requirements for operational needs is subject to various factors, including changes in the labor policies of such foreign workers’ countries of origin or the policies imposed by Ministry of Manpower (“MOM”) in Singapore. The Group is therefore vulnerable to any shortage in the supply of foreign workers and any increase in the cost of foreign labor, the occurrence of which would adversely affect its business and financial performance.

Government policies affecting labor costs include, inter alia, the new progressive wage model (“PWM”) and foreign worker levies. Changes in these policies may lead to an increase in the Group’s labor costs which may result in its business, financial condition and results of operations being materially and adversely affected. The Group is subject to foreign worker levies for the foreign workers it hires. The Group paid foreign worker levies in the amount of US$173,632 and US$168,137 for the two fiscal years ended December 31, 2024 and 2023, respectively.

25

The foreign worker levies applicable to the Group will differ according to the percentage of the Group’s total workforce comprising of foreign workers. As of February 28, 2025 approximately 68.8% of the Group’s total workforce comprised of foreign workers for whom it might have to pay such foreign worker levies. Further, the criteria for applying for certain foreign work permits will be tightened moving forward and there will be increase in foreign worker levies. There is no assurance that the Singapore Government will not further increase the levy rates in future, and if they do so, the Group may face a significant increase in labor costs.

In January 2022, the National Environment Agency (“NEA”) and MOM announced a new waste management PWM with a six (6) year schedule of sustained PWM wage increases from 2023 to 2028 and a mandatory annual PWM bonus for eligible workers from January 2024. Under the new PWM wage schedule, the monthly baseline wage of an entry-level waste collection crew worker is expected to increase from S$2,210 in 2023 to S$3,260 in 2028 or possibly sooner. The implementation of and revisions to the PWM has increased the Group’s labor costs and there is no assurance that the Singapore government will not revise the PWM to further increase the base salaries beyond 2028.

The Group is exposed to environmental liability.

The Group’s business operations are subject to environmental laws and regulations in Singapore, in particular on the disposal and treatment of industrial and toxic waste and obligations to protect public health and the environment. While the Group has not had any material non-compliance with applicable environmental laws and regulations to date, there is no assurance that it will continue to be in compliance with all the applicable laws and regulations, and the Group may incur additional costs in complying with such laws and regulations. Any violation of the relevant environmental laws and regulations may lead to substantial fines, costs for implementation of preventive or corrective measures, clean-up costs or even suspension of operations that could materially and adversely affect the Group’s business, operations, financial performance, financial condition, results of operations and/or prospects.

The Group is exposed to the risk of non-renewal, non-granting or suspension of its licenses, permits and accreditations that are required to operate its business.

The waste management industry in Singapore in which the Group operates in is highly regulated. The Group’s licenses and registrations are subject to periodic renewal by the relevant government authorities and are generally subject to a variety of conditions which are stipulated either within the licenses and registrations themselves, or under the laws and/or regulations issued by the competent authorities. Failure to comply with such conditions, laws or regulations could result in the revocation, non-renewal or downgrade of the relevant licenses, permits or accreditations and/or imposition of penalties. In such an event, the Group’s business and financial performance will be adversely affected.

Developments in the social, political, regulatory and economic environment in the country where the Group operates, may have a material and adverse impact on the Group.

The Group’s business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in the country in which the Group operates. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, all of the Group’s current operations are located in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect the Group’s business, financial condition, results of operations and prospects.

Disruptions in the international trading environment may seriously decrease the Group’s international sales outside Singapore.

The success and profitability of the Group’s international activities depends on factors such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which the Group sells its services, as well as the political and economic relationships in Singapore where the Group sources waste materials and jurisdictions where the Group’s end users, traders or overseas refiners are located. As a result, the Group’s sales are vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for the Group’s products, which could impact its business, financial condition and results of operations.

26

Many of the economies in Asia are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in the Group’s profitability.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses, as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, the Group’s financial condition, and results of operations may be adversely affected.

As governments in Asia (and worldwide) take steps to address current inflationary pressures, there may be significant changes in the availability of bank credit, commercial reasonability of interest rates, limitations on loans, restrictions on currency conversions and foreign investment rules, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Asia (and worldwide) and accordingly weaken investor confidence, thus adversely impacting economic growth and causing decreased economic activity, which in turn could lead to a reduction in demand for the Group’s products and services, and consequently have a material adverse effect on the Group’s businesses, financial condition and results of operations. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Group’s business. There also may be imposition of price controls. If prices for the Group’s waste disposal services and/or circular products rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on the Group’s profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Cayman Islands economic substance requirements may have an effect on the Group’s business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands (“ES Act”) that came into force on 1 January 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test set out in the ES Act.

Risks Relating to DT’s Business

DT may not be successful in preserving and enhancing the value of the De Tomaso brand, which DT depends upon to drive demand and revenues.

The De Tomaso brand plays a pivotal role in DT’s business operations and financial performance. The preservation of the brand and its exclusivity, which forms part of the brand, depends highly on the design, performance and build quality of DT’s cars, DT’s after-sales service and the success of various promotional activities such as its model launch campaigns. Maintaining the value of the De Tomaso brand will depend significantly on DT’s ability to continue to produce limited luxury performance cars of the highest quality. The market for luxury automobiles is intensely competitive, and DT may not be successful in maintaining and strengthening the appeal of the De Tomaso brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. DT is therefore exposed to changing perceptions of DT’s brand image. Any failure to preserve and enhance the value and image of the De Tomaso brand, including in particular, its strong history in motorsports and aura of exclusivity, may materially and adversely affect DT’s ability to sell DT’s cars, to maintain premium pricing, and to extend the value of the De Tomaso brand into other activities profitably or at all.

27

DT selectively licenses the use of the De Tomaso brand and certain intellectual property rights of De Tomaso to various video game developers and entertainment companies. DT depends on these video game developers and entertainment companies to preserve and enhance the value of the De Tomaso brand through automobile-themed video games and movie merchandise. DT may also selectively license the De Tomaso brand to third parties that produce and sell De Tomaso branded products and rely on them to preserve and enhance the value of the De Tomaso brand. If DT’s licensees or the manufacturers of these De Tomaso branded products do not maintain the standards of quality and exclusivity that DT believe is consistent with the De Tomaso brand, or if such licensees or manufacturers otherwise misuse the De Tomaso brand, the integrity and value of the De Tomaso brand may be damaged and DT’s business, operating results and financial condition may be materially and adversely affected.

If DT fails to properly understand their clients’ taste and preferences and design cars that do not appeal to their clients, it may harm its brand and competitive position.

Design and styling are both integral components of the De Tomaso model lineup and the De Tomaso brand. DT has a rich racing heritage, and its current design language in its revival model the P72 is inspired by the original De Tomaso P70, an iconic sports car developed in the 1960s by Alejandro de Tomaso, the founder of De Tomaso, and designed by Peter Brock, that is renowned for its powerful powertrain and super-light chassis. DT aims to incorporate the same level of mechanical synergy between man and machines as enshrined in the original De Tomaso P70 in its revival model lineups. As the automotive industry continues to move towards electrification, DT believes its clients purchase its cars not just for their timeless design and supreme performance but also for the nostalgic analogue driving experience. However, DT will need to update over time the style and mechanical configuration of its cars to differentiate its future models from its current models, and to reflect the broader evolution of aesthetics in its markets. If the design of its future models fails to meet the evolving tastes and preferences of DT’s clients and prospective clients while also maintaining DT’s distinctive identity in its cars, it may harm the De Tomaso brand and its competitiveness.

The value of the De Tomaso brand depends in part on the automobile collector and enthusiast community.

An important factor in the connection of clients to the De Tomaso brand is its strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of hypercars. This is influenced by DT’s close ties to the automotive collectors’ community and DT’s support of related events, such as car shows and driving events, specifically DT’s own factory-run drivers programme (De Tomaso Competizione) which will enable owners of the P900 around the globe to connect and share their passion for driving excellence at a range of world-class race circuits and participate in driver training programs and a yearly calendar of factory-supported track events. The support of this community also depends upon the perception of DT’s cars as collectibles which DT strives to protect through its right to repurchase its cars for up to two years after delivery in order to protect the secondary market.

If there is a change in collector appetite or damage to the De Tomaso brand, DT’s ties to and the support it receives from this community may be diminished. Such a loss of enthusiasm for DT’s cars from the automotive collectors’ community could harm the perception of the De Tomaso brand and adversely impact its sales and profitability.

If DT’s cars do not perform as expected, it may harm DT’s ability to develop, market and sell its cars.

DT’s cars may suffer design or manufacturing defects that may cause them not to perform as expected or require after-sale repair. There can be no assurance that DT will be able to detect and fix any defects in the cars prior to their delivery to clients. DT’s cars may not perform in line with its clients’ evolving expectations or in a manner that meets or exceeds the performance of other cars currently available. For example, DT’s cars may not have the same level of durability or longevity or be as easy to repair as other cars currently on the market. Any product defects or any other failure of its cars to perform as expected could harm DT’s reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to the De Tomaso brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on its business, operating results and financial condition.

28

DT faces competition in the luxury performance car industry.

DT faces competition in certain product categories and markets in which it operates. DT competes with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than DT does, particularly in light of DT’s strategy to produce vehicles for a limited group of owners in order to preserve and enhance the exclusivity of its cars. DT believes that it competes primarily on the basis of its rich racing heritage, the timeless design and supreme performance of its cars, and most importantly, the nostalgic analogue driving experience that its cars offer. If DT is unable to compete successfully, its business, results of operations and financial condition could be adversely affected.

DT depends on the strength of its trademarks and other intellectual property rights.

DT believes that its trademarks and other intellectual property rights are fundamental to its success and market position. Therefore, DT’s business depends on its ability to protect and promote its trademarks and other intellectual property rights, such as its designs. Accordingly, DT devotes substantial efforts to the establishment and protection of its trademarks and other intellectual property rights such as registered designs on a worldwide basis. DT believe that its trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in its principal markets. However, DT cannot exclude the possibility that its intellectual property rights may be challenged by others, or that DT may be unable to register its trademarks or otherwise adequately protect them in some jurisdictions. If a third party were to register DT’s trademarks, or similar trademarks, in a country where it has not successfully registered such trademarks, it could create a barrier to DT commencing trade under those marks in that country.

Third parties may claim that DT infringes their intellectual property rights.

DT believe that it holds all the rights required for its business operations (including intellectual property rights and third-party licenses). However, DT are exposed to potential claims from third parties alleging that it infringes their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If DT is unsuccessful in defending against any such claim, it may be required to pay damages or comply with injunctions which may disrupt its operations. As a result, DT may also be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.

DT has a limited operating history since its brand revival and its ability to develop, manufacture, and deliver cars of high quality and appeal to customers, on schedule, is unproven and still evolving.

DT’s first revival model, the P72, was officially launched in 2019 and DT is on course to deliver this model to markets worldwide by the end of 2025. DT currently has two models in its revival lineup under the “P” series, namely the P72 and P900, and the P72 vehicles are fully allocated and substantially oversubscribed. Although there is a clear demand for DT’s cars, there is very limited historical basis to support the demand for DT’s cars in the future or DT’s ability to develop, manufacture, and deliver cars on schedule. It is also difficult to predict DT’s future revenues and appropriately budget for its expenses.

Furthermore, DT relies on third-party manufacturing and development partners for the provision and development of many of the key components and materials used in its cars. To the extent its manufacturing and development partners experience any difficulties in providing DT with or developing necessary components, DT could experience delays in delivering cars to its clients. Any delay in the development, manufacturing, and delivery of any current or future car models, or in performing facelifts to existing car models, could subject DT to customer complaints and cancellation of order, which could in turn, materially and adversely affect its reputation, demand for its vehicles, and ultimately, its business, financial condition, and operating results.

29

Although the P72 vehicles are fully allocated and oversubscribed, some customers may cancel their orders despite their deposit payment.

DT’s customers may cancel their orders for many reasons that are beyond its control. Due to the nature of DT’s cars, they require long development time, and the lead time between ordering to delivery could impact customer decisions on whether to terminate the order, due to factors that are beyond DT’s control. If DT encounters further delays in the deliveries of the P72, or if the finalized design and specifications do not match the prototypes that DT developed, orders may be cancelled. As a result, DT cannot assure you that orders will not be cancelled or that such orders will ultimately result in the final purchase, delivery, and sale of the cars. Such cancellations could harm DT’s business, brand image, financial condition, results of operations, and prospects.

DT’s business is subject to changes in client preferences and automotive trends.

DT’s success depends in part on its ability to keep abreast of automotive trends while maintaining its distinctive identity in its cars. Evaluating and responding to client preferences has become more complex in recent years, due to the speed in which trends evolve. DT is committed to anticipate and respond promptly to changing client demands and automotive trends in the design, styling, technology, production, merchandising and pricing of its cars while still maintaining its identity and positioning. If DT misjudges the market for its cars, DT and its dealers and wholesalers may face a lower demand for its cars. In addition, there can be no assurance that DT will be able to produce, distribute and market new cars efficiently or that any product category that DT may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on its business, results of operations and financial condition.

DT relies on its dealer and wholesaler network to provide sales and services.

DT does not own any of its dealerships, and a substantial portion of its sales are made through its network of dealers and wholesalers located throughout the world. DT’s authorized dealers also provide after-sales services, including repair and maintenance services, for DT’s customers. If DT’s dealers and wholesalers are unable to provide sales or service quality that its clients expect or do not otherwise adequately present the De Tomaso brand, its brand prestige may be negatively affected. DT depends highly on the quality of its dealer and wholesaler network, its business, operating results and financial condition could be adversely affected if its dealers or wholesalers suffer financial difficulties or are otherwise unable to perform to DT’s brand standards.

Part of DT’s growth strategy also depends on its ability to attract quality new dealers or wholesalers to sell its cars in new geographical areas. DT may face competition from other luxury performance car manufacturers in attracting quality new dealers or wholesalers, based on, among other things, dealer margin, incentives and the performance of other dealers or wholesalers in the respective geographical areas.

DT’s reliance on a variety of agreements with various manufacturing and development partners, including agreements related to research and development, procurement, manufacturing, and engineering, could subject DT to risks.

DT adopts an asset-light structure in its business operations and relies on a variety of agreements, including those related to research and development, procurement, manufacturing, and engineering entered into with various manufacturing and development partners. DT’s reliance on these agreements subjects DT to a number of significant risks, including the risk of being unable to operate as a standalone business, launch new vehicles, reach its development and production targets or focus its efforts on core areas of differentiation.

DT cannot provide any assurance as to whether these manufacturing and development partners will be able to develop and manufacture cars that meet the quality, price, engineering, design, and production standards, required to successfully commercialize DT’s vehicles. Even if these manufacturing and development partners are successful in developing and manufacturing such cars, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their or DT’s control, such as problems with suppliers and vendors, or force majeure events, or in time to meet DT’s commercialization schedules or to satisfy the requirements of existing and potential customers. Any failure to develop such cars within DT’s projected costs and timelines could have a material and adverse effect on DT’s business, results of operations, financial condition and prospects. There is risk of potential disputes between DT and these manufacturing and development partners, and DT could be affected by adverse publicity related to these manufacturing and development partners whether or not such publicity is related to their collaboration with DT. In addition, although DT is involved in each step of the supply chain and manufacturing process, given that it also relies on these manufacturing and development partners to meet its quality standards, there can be no assurance that DT will successfully maintain quality standards.

30

DT’s exclusivity strategy of producing limited number of vehicles may limit potential profits.

Part of the De Tomaso brand is to maintain its exclusivity and that can only be achieved through limiting the number of models and cars it produces, which is also an important reason why DT’s clients are willing to pay a premium for its cars. While important to DT’s current marketing strategy, its focus on maintaining a limited number of vehicles produced and exclusivity limits its potential sales growth and profitability. As part of a public company following the consummation of this Acquisition, DT may from time to time face pressure to demonstrate growth including by increasing the volume of cars it sells. Notwithstanding any such pressure, DT intends to continue to pursue its limited production strategy in order to maintain its exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.

Conversely, if DT were to change its strategy and increase production of its cars more aggressively, it may not be able to maintain its exclusivity, which may in turn lower the desirability and demand for its cars. As a result, if DT is unable to increase its car production volume meaningfully or introduce new car models without eroding its exclusivity, DT may be unable to significantly increase its revenues.

The small number of car models that DT produces and sells may result in greater volatility in its financial results.

DT currently depends on the sales of a very limited range of car models to generate its revenues. While DT anticipates expanding its car offerings, DT expects that a limited number of models will continue to account for a large portion of its revenues at any given time in the foreseeable future. Therefore, DT’s future operating results depend upon the continued market acceptance of each model in its lineup. There can be no assurance that DT’s cars will continue to be successful in the market. DT would unlikely be able to replace the revenue lost from one of its main car models if it does not achieve market acceptance. There can be no assurance that DT will be successful in developing, producing and marketing additional new car models that will sustain sales growth in the future.

DT’s cars are subject to homologation and motor vehicle safety standards and the failure to acquire homologation or satisfy mandated safety standards in jurisdictions it operates would materially and adversely affect DT’s business and results of operations.

DT’s cars must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions where DT plans to sell its cars. Although DT manufactures a limited number of cars and its cars are subject to certain exemptions or alternative homologation pathways to the traditional type approval standards that other mass-production manufacturers are required to comply with, such as the European Community Whole Vehicle Type Approval (“ECWVTA”) under EU Regulation 2007/46/EC in the European Union, and the Federal Motor Vehicle Safety Standards (“FMVSS”) administered by the National Highway Traffic Safety Administration in the U.S., these laws and standards are subject to change from time to time, and DT could become subject to additional safety regulations in jurisdictions that DT sells its cars in the future, which would increase the effort and expense of compliance. As of the date of this proxy statement, DT is in the process of obtaining the Individual Vehicle Approval as an alternative homologation pathway to the ECWVTA under EU Regulation 2018/858 for its P72 in the European Union; DT has also secured a “Show or Display” exemption under the FMVSS and is in the process of expanding the road-legal access of its P72 in the U.S. by partnering with Independent Commercial Importers approved by the U.S. Environmental Protection Agency. DT has incurred, and expects to continue to incur, significant costs in homologation in jurisdictions where DT plans to sell its cars.

To the extent that it takes DT longer to acquire or DT eventually fails to acquire or renew safety standard certification in jurisdictions that it plans to sell any of its future vehicles, DT could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on its reputation, business, financial condition, and results of operations.

31

New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on DT’s costs of operation and/or how it does business.

DT is subject to laws, regulations and policies that are ever evolving, and DT expects the extent of the legal and regulatory requirements affecting its business and its costs of compliance will continue to increase significantly in the future. In Europe and the U.S., significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect DT’s product development plans and may limit the number and types of cars it sells and the jurisdictions in which it sells them, which may in turn affect its revenue. Governmental regulations may increase the costs that DT incurs to design, develop and produce its cars and may affect its product portfolio. Regulation may also result in a change in the character or performance of DT’s cars which may render them less appealing to its clients. DT anticipates that the number and extent of these regulations, and their effect on DT’s cost structure and model lineup, will increase significantly in the future. DT may have to incur substantial capital expenditures and research and development expenditures in order to stay complied with the stricter laws and regulations in the future, which would have an impact on its cost of production and results of operation.

Changes in tax, tariff or fiscal policies could adversely affect demand for its products.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for DT’s cars and in turn, its operating results. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect DT’s operating results. While DT is managing its product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high-performance sports cars more generally could also adversely affect the demand for DT’s cars. The occurrence of the above may have a material adverse effect on DT’s business, operating results and financial condition.

DT may become subject to product liability claims, which could harm its financial condition and liquidity if it fails to successfully defend or insure against such claims.

DT may become subject to product liability claims, which could harm its business, operating results and financial condition. The automobile industry experiences significant product liability claims, and DT has an inherent risk of exposure to claims in the event that its cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against DT could require it to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about DT’s cars and business, adversely affecting its reputation and inhibiting or preventing commercialization of future cars which could have a material adverse effect on its brand, business, operating results and financial condition. While DT seeks to insure against product liability risks, insurance may be insufficient to protect against any monetary claims it may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on DT’s reputation, business and financial condition. DT may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if DT faces liability for its products and is forced to make a claim under such a policy.

DT is exposed to risks in connection with product warranties as well as the provision of services.

A number of DT’s contractual and legal requirements oblige it to provide extensive warranties to its clients, dealers and wholesalers. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for DT’s guarantee and warranty risks have been set or will in the future be set too low. There is also a risk that DT will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where DT is not legally obliged to do so, and for which DT will generally not be able to recover from suppliers or insurers.

32

DT may be compelled to undertake product recalls or other actions, which could adversely affect its brand image, financial condition, results of operations, and growth prospects.

DT’s cars are subject to recalls, which may cause adverse publicity, damage to its brand, and liability for costs. In the future, DT may at various times, voluntarily or involuntarily, initiate a recall if any of its vehicles, including any systems or parts developed or sourced by its manufacturing and development partners, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect DT’s brand image in its target markets, as well as DT’s business, financial condition, operating results, and growth prospects.

Improper conduct of employees, agents, or other representatives could adversely affect DT’s reputation and its business, operating results, and financial condition.

DT’s compliance controls, policies, and procedures may not in every instance protect it from acts committed by its employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which DT operates, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject DT to civil claims or criminal investigations, and monetary and injunctive penalties. In particular, its business activities may be subject to anti-corruption laws, regulations or rules of other countries in which DT operates. If DT fails to comply with any of these laws or regulations, it could adversely impact its operating results and its financial condition. In addition, actual or alleged violations could damage its reputation and its ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of DT’s management.

DT’s insurance coverage may not be adequate to protect DT against all potential losses to which it may be subject, which could have a material adverse effect on its business.

DT maintains insurance coverage that its executive management believes is adequate to cover normal risks associated with the operation of its business. However, there can be no assurance that any claim under DT’s insurance policies will be honored fully or timely, its insurance coverage will be sufficient in any respect or its insurance premiums will not increase substantially. Accordingly, to the extent that DT suffers loss or damage that is not covered by insurance or which exceeds its insurance coverage, or has to pay higher insurance premiums, DT’s financial condition may be affected.

A disruption in DT’s information technology could compromise confidential and sensitive information.

DT’s ability to keep its business operating effectively depends on the functional operation of its information technology and data processing systems, including but not limited to its car design and logistics management systems. These systems are susceptible to malfunction and interruption due to equipment damage, power outages, and a range of other hardware, software and network problems. They are also susceptible to cybercrime, or threats of intentional disruption, which may result in system malfunctions or interruptions. Any significant or large-scale malfunction or interruption of DT’s information technology or data processing systems could adversely affect its ability to manage and keep its operations running efficiently.

In addition, DT uses its systems to collect and store confidential and sensitive data, including information about its business, customers and employees. Much of DT’s value is derived from its confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, DT may lose its competitive advantage, and its vehicle sales may also be adversely affected. In the event of a breach in security that allows third parties access to such personal information as collected, retained and used by DT, DT’s business operations and reputation may suffer and DT may also be subject to lawsuits, fines and other means of regulatory enforcement.

33

If DT fails to maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud, and investor confidence in DT and the market price of its securities may be adversely affected.

Upon completion of the consummation of the Acquisition, DT will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that DT includes a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F. In addition, once DT ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 or JOBS Act, DT’s independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. DT’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if DT’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with DT’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from DT. In addition, after the Acquisition is consummated, its reporting obligations may place a significant strain on DT’s management, operational and financial resources and systems for the foreseeable future. DT may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing DT’s internal control procedures, in order to satisfy the requirements of Section 404, DT may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if DT fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, DT may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. If DT fails to achieve and maintain an effective internal control environment, DT could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit DT’s access to capital markets, harm its operating results, and lead to a decline in the trading price of securities. Additionally, ineffective internal control over financial reporting could expose DT to increased risk of fraud or misuse of corporate assets and subject DT to potential delisting from stock exchange(s), regulatory investigations, and civil or criminal sanctions. DT may also be required to restate its financial statements from prior periods.

DT may be subject to legal proceedings in the ordinary course of its business. If the outcomes of such proceedings are adverse to DT, it could have a material adverse effect on its business, operating results, and financial condition.

DT may be subject to legal proceedings from time to time in the ordinary course of its business, which could have a material adverse effect on its business, operating results, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against DT by its customers, its competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, data compliance laws, and employee benefit laws. There is no guarantee that DT will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws. Even if DT is successful in its attempt to defend itself in legal and administrative actions or to assert its rights under various laws, enforcing DT’s rights against the various parties involved may be expensive, time-consuming, and ultimately futile. Such actions could also expose DT to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Global economic conditions may adversely affect DT.

DT’s sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury automobiles which may negatively impact DT’s profitability and put downward pressure on its prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease, and higher taxes may be more likely to be imposed on certain luxury goods including DT’s cars, which may affect its sales. Adverse economic conditions may also affect the financial health and performance of DT’s dealers in a manner that will affect sales of DT’s cars or their ability to meet their commitments to DT.

34

Many factors affect the level of consumer spending in the luxury automotive industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. Although DT’s cars tend to be fully allocated and oversubscribed, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

DT distributes its products internationally and DT may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which DT sells a significant portion of its products. In particular, the majority of its current sales are in the EU and in the U.S.; if DT is unable to expand in emerging markets, a downturn in mature economies such as the EU and the U.S. may negatively affect its financial performance. A significant decline in the global economy or in the specific economies of DT’s markets or in consumers’ confidence could have a material adverse effect on its business.

Risks Relating to the Acquisition

If ESGL’s due diligence investigation of DT was inadequate, then ESGL shareholders following the Acquisition could lose some or all of their investment.

Even though ESGL conducted a due diligence investigation of DT, it cannot be sure that this diligence uncovered all material issues that may be present inside DT or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of DT and its business and outside of its control will not later arise. Even if ESGL’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with DT’s preliminary risk analysis.

ESGL and DT have incurred and expect to incur significant costs associated with the Acquisition. Whether or not the Acquisition is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by ESGL if the Acquisition is completed or by ESGL if the Acquisition is not completed.

ESGL and DT expect to incur significant costs associated with the Acquisition. Whether or not the Acquisition is completed, ESGL expects to incur approximately $215,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by ESGL if the Acquisition is completed or by ESGL if the Acquisition is not completed.

ESGL’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of ESGL ordinary shares as consideration in the Acquisition. Having a minority share position may reduce the influence that ESGL’s current shareholders have on the management of the Combined Company.

It is anticipated that upon completion of the Acquisition, ESGL’s public shareholders would retain an ownership interest of approximately 1.59% of the Combined Company and the current DT shareholders would own approximately 91.74% of the Combined Company. See “Security Ownership of Certain Beneficial Owners and Management” and “Unaudited Pro Forma Condensed Combined Financial Information.”

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to approve the Proposals, the Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes, and, therefore, the Acquisition will not be completed.

The Board is seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, ESGL is unable to consummate the Acquisition due to insufficient number of votes for the Authorized Capital Increase Proposal, the Share Consolidation Proposal, the Name Change Proposal, and the Amended Charter Proposal. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes and, therefore, the Acquisition will not be completed.

35

A decline in financial forecast or the failure of actual financial results of DT to meet the forecasted results as disclosed elsewhere in this proxy statement may adversely affect the future financial conditions, results of operations and prospects of the Combined Company.

Although the financial forecasts of DT are included in this proxy statement, such forecasts are based on assumptions made by the management of DT and the Group in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of DT and the Group. The financial forecasts may decline or the actual financial results of DT may fail to meet the forecasted results, which may have an adverse effect on the stock price and prospects of the Combined Company.

Risks Relating to the Combined Company’s Securities Following the Acquisition

The Combined Company may issue preferred shares, the terms of which could adversely affect the voting power or value of the Combined Company’s ordinary shares.

The Combined Company’s Second Amended and Restated Memorandum and Articles of Association will authorize the Combined Company to issue, without the approval of its shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over its ordinary shares respecting dividends and distributions, as the Combined Company’s board of directors may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of the Combined Company’s ordinary shares. For example, the Combined Company might grant holders of preferred shares the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences the Combined Company might assign to holders of preferred shares could affect the residual value of the Combined Company’s ordinary shares.

The Combined Company does not anticipate that we will pay dividends on our Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of Ordinary Shares.

The Combined Company intends to retain any earnings to finance the operation and expansion of its business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, in the future we may enter into agreements that prohibit or restrict its ability to declare or pay dividends on our Ordinary Shares. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of such shares increases.

36

Certain judgments obtained against us by our shareholders may not be enforceable.

ESGL is an exempted company incorporated under the laws of the Cayman Islands. The Group conducts most of its operations in Singapore and substantially all of its operations outside of the United States. Substantially all of the Group’s assets are located outside of the United States. In addition, all of our senior executive officers reside outside the United States. Substantially all of the assets of these persons are located outside the United States. As of the date hereof, there are no officers, directors, or director nominees residing in China or Hong Kong, except for Lim Boon Yew Gary, who is one of our independent directors and resides in Hong Kong. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money; (2) made by a court of competent jurisdiction over the parties and the subject matter; (3) between the same parties on an identical issue; (4) final and conclusive on the merits; and (5) not impeachable according to the rules on conflicts of laws of Hong Kong. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; or (c) its enforcement or recognition would be contrary to the public policy of Hong Kong. It will be costlier and more time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, the applicant will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which the applicant will be required to (i) engage a local counsel to facilitate or prepare the Application; and (ii) go through the standard litigation process to sue on the judgment as a debt. In addition, a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may also not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside.

Furthermore, as of the date hereof, most of officers, directors, or director nominees reside in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is (i) from a court of competent jurisdiction in the United States and (ii) final and conclusive on the merits under the laws of the United States. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Differences in Corporate Law — Enforceability of Civil Liabilities under the U.S. Securities Laws.”

The Combined Company’s share price may be volatile and could decline substantially.

The market price of ordinary shares of the Combined Company may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

37

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other waste management companies;

●	announcements by the Combined Company or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving the Combined Company;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting the Combined Company or its industry;

●	the trading volume of the Combined Company’s ordinary shares in the public market;

●	the release of lockup or other transfer restrictions on the Combined Company’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Singaporean economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Combined Company’s ordinary shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of the Acquisition, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair the Combined Company’s ability to raise capital through equity offerings in the future. The ordinary shares listed after the Acquisition will be freely tradable without restriction or further registration under the Securities Act. In connection with the Acquisition, DT and its directors, executive officers, and existing shareholders will exchange the ordinary shares of DT held by them for ESGL ordinary shares upon the consummation of the Acquisition and have agreed, subject to certain exceptions, not to sell any ESGL ordinary shares for six months or twelve months, as applicable, after the closing of the Acquisition without the prior written consent of ESGL. Ordinary shares to be held by certain existing shareholders of DT after the Acquisition may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

In addition, the Combined Company is not restricted from issuing additional ordinary shares in the future, including securities convertible into, or exchangeable or exercisable for, its ordinary shares. The Combined Company’s issuance of such additional ordinary shares in the future will dilute the ownership interests of its then existing shareholders. The Combined Company may also raise capital through equity financings in the future. As part of the Combined Company’s business strategy, the Combined Company may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Combined Company’s ordinary shares.

38

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Combined Company or its business, its ordinary shares price and trading volume could decline.

The trading market for Combined Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its business. Securities and industry analysts do not currently, and may never, publish research on the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, the trading price for its ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

If the benefits of the Acquisition do not meet the expectations of financial or industry analysts, the market price of the Combined Company’s securities may decline after the Acquisition.

The market price of the Combined Company’s securities may decline as a result of the Acquisition if:

●	the Combined Company does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Acquisition on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining share prices.

Risks Relating to the Combined Company Operating as a Public Company

If the Combined Company fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, the Combined Company may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of ordinary shares may be materially and adversely affected.

Once the Combined Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Combined Company’s independent registered public accounting firm must attest to and report on the effectiveness of the Combined Company’s internal controls over financial reporting. Moreover, even if the Combined Company’s management concludes that its internal controls over financial reporting is effective, the Combined Company’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with the Combined Company’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Combined Company. In addition, the Combined Company’s reporting obligations may place a significant strain on the Combined Company’s management, operational and financial resources and systems for the foreseeable future. the Combined Company may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing the Combined Company’s internal control procedures, in order to satisfy the requirements of Section 404, the Combined Company may identify weaknesses and deficiencies in the Combined Company’s internal control over financial reporting. If the Combined Company fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, ESGL may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Combined Company fails to achieve and maintain an effective internal control environment, it could result in material misstatements in the Combined Company’s financial statements and could also impair the Combined Company’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the Combined Company’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose the Combined Company to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which the Combined Company lists, regulatory investigations and civil or criminal sanctions. The Combined Company may also be required to restate its financial statements from prior periods. the Combined Company will incur increased costs as a result of being a public company.

39

The Combined Company is a public company and expects to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, the Combined Company needs to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Combined Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, the Combined Company will incur additional costs associated with its public company reporting requirements. It may also be more difficult for ESGL to find qualified persons to serve on its Board of Directors or as executive officers.

After the Combined Company is no longer an “emerging growth company,” the Combined Company may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Because the Combined Company is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

The Combined Company’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of the Combined Company’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of the Combined Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. The Combined Company, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that the Combined Company’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer, the Combined Company is exempt from certain corporate governance standards applicable to US domestic issuers, if the Combined Company cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, the Combined Company’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

The Combined Company will seek to have its securities approved for listing on Nasdaq in connection with the Acquisition. The Combined Company cannot assure you that it will be able to meet those listing requirements at that time. Even if the Combined Company’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Acquisition, in order to maintain its listing on Nasdaq, the Combined Company will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if the Combined Company initially meets the listing requirements and other applicable rules of Nasdaq, the Combined Company may not be able to continue to satisfy these requirements and applicable rules. If the Combined Company is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

40

If Nasdaq does not list the Combined Company’s securities, or subsequently delists its securities from trading, the Combined Company could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in the Combined Company ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Combined Company is incorporated under Cayman Islands law.

The Combined Company is an exempted company incorporated under the laws of the Cayman Islands. The Combined Company’s corporate affairs are governed by its Second Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the Combined Company’s directors, actions by the Combined Company’s minority shareholders and the fiduciary duties of the Combined Company’s directors to the Combined Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Combined Company’s shareholders and the fiduciary duties of the Combined Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against the Combined Company or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against the Combined Company’s assets or the assets of the Combined Company’s directors and officers.

Shareholders of Cayman Islands exempted companies like the Combined Company have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. The Combined Company’s directors have discretion under its Second Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to completion of the Acquisition to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Combined Company’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by the Combined Company’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

41

THE MEETING

General

ESGL is furnishing this proxy statement to the ESGL shareholders as part of the solicitation of proxies by the Board for use at the Meeting of ESGL shareholders to be held on June 10, 2025 and at any adjournment or postponement thereof. This proxy statement is first being furnished to our shareholders on or about May 23, 2025 in connection with the vote on the Proposals. This proxy statement provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will take place on June 10, 2025, at 9.00 p.m. Eastern time at the Company’s principal executive office located at 101 Tuas South Avenue 2 Singapore 637226, and virtually via live webcast at https://www.cstproxy.com/esgl/2025.

Virtual Meeting Registration

To register for the Meeting so you can participate virtually, please follow these instructions as applicable to the nature of your ownership of ordinary shares.

If your shares are registered in your name with Continental and you wish to attend the Meeting virtually, go to https://www.cstproxy.com/esgl/2025, enter the control number you received on your proxy card and click on the “Click here” to pre-register for the online meeting link at the top of the page. Just prior to the start of the Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the Meeting virtually.

Beneficial shareholders who wish to participate in the Meeting virtually must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only Meeting. After contacting Continental a beneficial holder will receive an email prior to the Meeting with a link and instructions for entering the Meeting virtually. Beneficial shareholders should contact Continental at least five business days prior to the Meeting date.

Accessing the Virtual Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: 917-262-2373 or email proxy@continentalstock.com.

Record Date; Who is Entitled to Vote

ESGL has fixed the close of business on May 2, 2025, as the record date for determining those ESGL shareholders entitled to notice of and to vote at the Meeting. As of the close of business on May 2, 2025, there were 41,816,240 ordinary shares of ESGL issued and outstanding and entitled to vote. Each holder of ordinary shares of ESGL is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

42

Quorum and Required Vote for Shareholder Proposals

Shareholders representing not less than a majority of the ordinary shares of ESGL issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person, by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. ESGL’s ordinary shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the Meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at the Meeting may adjourn the Meeting until a quorum is present.

Assuming a quorum is present, approval of the Authorized Capital Increase Proposal, the Share Consolidation Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of ESGL, present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment thereof. Approval of the Name Change Proposal and the Amended Charter Proposal will require a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting. With respect to each Proposal in this proxy statement, a shareholder may vote “FOR,” “AGAINST” or “ABSTAIN.” If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on any of the Proposals.

Voting Your Shares

Each ordinary share of ESGL that you own entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of ordinary shares of ESGL that you own.

There are two ways to ensure that your ordinary shares of ESGL are voted at the Meeting:

●	You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will not count as votes cast at the Meeting and will have no effect on any of the Proposals. Our Board recommends voting “FOR” each of the Proposals. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

●	You can participate in the Meeting virtually and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way ESGL can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT COUNT AS VOTES CAST AT THE MEETING AND WILL HAVE NO EFFECT ON ANY OF THE PROPOSALS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

43

●	if you are a record holder, you may notify the Company in writing before the Meeting that you have revoked your proxy; or

●	you may participate in the Meeting virtually, revoke your proxy, and vote during the Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact the Company.

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Authorized Capital Increase Proposal, the Share Consolidation Proposal, the Name Change Proposal, the Amended Charter Proposal and the Adjournment Proposal.

Dissenter Rights

Dissenter rights are not available to ESGL or ESGL shareholders in connection with the Acquisition.

Proxies and Proxy Solicitation Costs

ESGL and its directors, officers and employees are soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone, in person or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. ESGL will bear the cost of solicitation.

ESGL will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ESGL will reimburse them for their reasonable expenses.

44

PROPOSAL NO. 1 — THE AUTHORIZED CAPITAL INCREASE PROPOSAL

The Board is requesting shareholder approval by way of an ordinary resolution of an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of US$0.0001 each to US$300,000 divided into 3,000,000,000 Ordinary Shares of US$0.0001 each of such class or classes (however designated) as our Board may determine in accordance with our memorandum and articles of association (the “Authorized Capital Increase”).

The additional ordinary shares to be authorized by the Authorized Capital Increase would have rights identical to the currently issued and outstanding ordinary shares. The approval of the Authorized Capital Increase and issuance of the ordinary shares would not affect the rights of the holders of currently issued and outstanding ordinary shares, except for effects incidental to increasing the number of our ordinary shares, such as dilution of the earnings per share and voting rights of current holders of ordinary shares.

The additional authorized but unissued undesignated shares may be designated by the Board in its absolute discretion as one or more classes or series of shares as they deem necessary or appropriate in accordance with our memorandum and articles of association. Our memorandum and articles of association provide that the Board may, without further action by our shareholders, determine the designations, powers, preferences, privileges and other rights attaching to such shares, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper.

Background

In addition to the 41,816,240 ordinary shares issued and outstanding on May 2, 2025, we have also reserved, as of May 2, 2025, 11,158,581 ordinary shares for issuance upon exercise of private and public warrants, meaning that we have 447,025,179 authorized shares available for issuance, which is insufficient to meet our needs in connection with the Acquisition.

Purpose of the Authorized Capital Increase Proposal

The Board is recommending the Authorized Capital Increase to provide our company with the ability to issue the requisite number of ordinary shares to the DT shareholders upon consummation of the Acquisition and to provide us with appropriate flexibility to issue additional shares in the future on a timely basis if such need arises in connection with potential financings, business combinations or other corporate purposes. Approval of the Authorized Capital Increase could enable us to take advantage of market conditions, the availability of more favorable financings, and opportunities for business combinations and other strategic transactions, without the potential delay and expense associated with convening a special shareholders’ meeting.

Our success also depends in part on our continued ability to attract, retain and motivate highly qualified management and key personnel. If this proposal is not approved by our shareholders, the lack of unissued and unreserved authorized shares to provide future equity incentive opportunities could adversely impact our ability to achieve these goals. In short, if our shareholders do not approve this proposal, we will not be able to close the Acquisition and in addition, may not be able to access the capital markets, complete corporate collaborations or partnerships, attract, retain and motivate employees, and pursue other business opportunities integral to our growth and success.

The Authorized Capital Increase will not, by itself, have an immediate dilutive effect on our current shareholders. However, if this proposal is approved, unless otherwise required by applicable law or stock exchange rules, the Board will be able to issue the requisite number of ordinary shares to the DT shareholders upon consummation of the Acquisition and additional shares from time to time in its discretion without further action or authorization by the shareholders. The newly authorized shares would be issuable for any proper corporate purpose, including capital raising transactions of equity or convertible debt securities, the establishment of collaborations or other strategic agreements, share splits, share dividends, issuance under current or future equity incentive plans, future acquisitions, investment opportunities, or for other corporate purposes. The future issuance of additional shares or securities convertible into our shares may occur at times or under circumstances that could result in a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of the present holders of our ordinary shares.

45

Although the Authorized Capital Increase has been prompted by the terms of the proposed Acquisition and not by the threat of any hostile takeover attempt (nor is the Company aware of any attempt, or contemplated attempt, to acquire control of it), the Authorized Capital Increase may also, under certain circumstances, be construed as and/or be utilized to have an anti-takeover effect. In addition to the Authorized Capital Increase, our memorandum and articles of association also include other provisions which could be construed as and / or be utilized to have an anti-takeover effect.

The Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement pursuant to which each of these proposals relates. The following summary does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached as Annex A to this proxy statement.

General Description of the Acquisition

Acquisition Consideration

Pursuant to the terms of the Acquisition Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

After the Acquisition, ESGL’s current public shareholders will own approximately 1.59% of the issued share capital of ESGL and DT’s current shareholders will own approximately 91.74% of the issued share capital of ESGL.

Assuming the Proposals are approved, ESGL expects to close the Acquisition in the second quarter of 2025.

Representations and Warranties

In the Acquisition Agreement, ESGL makes certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to DT and the DT shareholders; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies, liabilities, compliance and internal controls; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery, sufficiency of assets and bank accounts; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, validity, enforceability and nature of contracts, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; (r) insolvency; and (s) no integrated offering.

46

In the Acquisition Agreement, DT makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Acquisition Agreement) relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to ESGL; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies and liabilities; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery and sufficiency of assets; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; and (r) insolvency.

In the Acquisition Agreement, the DT shareholders make certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) share capital and ownership of shares; and (d) status and investment intent.

Conduct Prior to Closing; Covenants Pending Closing

Each of ESGL and DT has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practice, prior to the closing of the transaction and not to take certain specified actions without the prior written consent of the other party.

The Acquisition Agreement also contains customary closing covenants.

Conditions to Closing

Consummation of the Acquisition Agreement and the Acquisition is conditioned on, among other things: (a) the representations and warranties given by each party shall be true, accurate and correct in all respects as of the closing date; (b) each party shall have performed all of its obligations under the Acquisition Agreement expressed to be performed on or before the closing date; (c) ESGL shall have been satisfied with the results of the due diligence investigation on the DT Group; (d) the DT shareholders shall have been satisfied with the results of the due diligence investigation on ESGL and its subsidiaries (the “ESGL Group”); (e) all preferred shares in the share capital of DT and convertible loan received by the DT Group shall have been converted into DT shares; (f) ESGL shall have filed the ordinary resolutions approving, among others, the ESGL share consolidation, the increase in authorized share capital to ensure a sufficient reserve covering all ESGL ordinary shares to be issued or issuable in connection with the Acquisition, including all Consideration Shares and Earnout Shares, and the special resolutions approving, among others, the change in Company name and the amendments to the memorandum and articles of association in the form approved by ESGL’s shareholders with the Registrar of Companies in the Cayman Islands; (g) DT shall have entered into employment agreements with certain key executives named in the Acquisition Agreement; (h) certain DT shareholders shall have entered into the deed of adherence to the Acquisition Agreement to agree to sell their respective portion of the DT Shares; (i) all applicable regulatory approvals and third party consents for the transactions contemplated by the Acquisition Agreement shall have been obtained and not been revoked or modified, and shall remain in full force and effect as at closing; (j) the Nasdaq listing application shall have been approved by Nasdaq; (k) the three individuals nominated by DT shall have been appointed to ESGL’s board of directors (the “ESGL Board”), effective as of the closing date; (l) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the DT Group, which, in ESGL’s reasonable opinion, is material and adverse to the Acquisition; (m) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the ESGL Group, which, in the DT shareholders’ reasonable opinion, is material and adverse to the Acquisition; (n) there shall not have been, in the reasonable opinion of any party, since the date of the Acquisition Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice the Acquisition; and (o) there shall not have occurred an outbreak or escalation of hostilities, act of terrorism, epidemic, pandemic, act of God or disaster which would, in the reasonable opinion of any party, be likely to prejudice the Acquisition.

47

Board of Directors of Surviving Company

Pursuant to the terms of the Acquisition Agreement, immediately after the closing, ESGL’s Board shall consist of no less than six directors, of whom three individuals will be designated by DT, one of which will be Choi Sung Fung, and the remaining two designees shall be deemed independent in accordance with Nasdaq requirements.

Termination

If, prior to the closing, (i) ESGL is delisted from Nasdaq, or (ii) there is any action or proceeding pending or, to the knowledge of ESGL, threatened against ESGL by Nasdaq to prohibit or terminate the listing of ESGL’s ordinary shares on Nasdaq, the DT shareholders may:

●	defer the closing to a date not more than 28 days after the proposed initial closing date;

●	proceed to closing so far as practicable, without prejudice to DT’s rights under the Acquisition Agreement; or

●	treat the Acquisition Agreement as terminated, and discharge itself of any further obligations thereunder, without prejudice to its rights to sue for damages.

In addition, unless otherwise agreed among the parties in writing, if the closing conditions contained in the Acquisition Agreement have not been fulfilled or waived on or before July 31, 2025, the Acquisition Agreement shall automatically terminate (other than the surviving provisions under the Acquisition Agreement which shall remain binding on the parties) and the obligation of ESGL to purchase, and the obligation of the DT shareholders to sell, the DT Shares shall cease.

Indemnification

The Acquisition Agreement provides for indemnification obligations of the parties, subject to certain minimum claim thresholds. The representations and warranties of the parties contained in the Acquisition Agreement, and the indemnification obligations contained with respect thereto, shall survive for 18 months after the closing date, subject to certain limited exceptions contained in the Acquisition Agreement. In addition, the maximum aggregate liability of the DT shareholders for its indemnification obligations is US$500,000, subject to certain exceptions contained in the Acquisition Agreement.

Certain Related Agreements

Shareholder Support Agreement

Contemporaneously with the execution of the Acquisition Agreement, one of the DT shareholders entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holder agreed to, among other things, approve the Agreement and the proposed Acquisition.

Lock-Up Agreements

At the closing, the DT shareholders will execute lock-up agreements (the “Lock-up Agreements”), pursuant to which such holders shall agree, subject to certain customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, whether directly or indirectly, any of the Consideration Shares, or enter into a transaction that would have the same effect or any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of such Consideration Shares, until the date that is six months or twelve months, as applicable, after the closing date of the Acquisition.

48

Background of the Acquisition

ESGL Board’s Reasons for the Approval of the Acquisition

On February 26, 2025, the Board unanimously determined that the form, terms and conditions of the Acquisition Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Acquisition), are in the best interests of ESGL, adopted and approved the Acquisition Agreement and the transactions contemplated therein, determined to recommend to ESGL’s shareholders that they approve and adopt the Acquisition Agreement and approve the Acquisition and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by ESGL’s shareholders at the Meeting. When you consider the Board’s recommendation, you should be aware that ESGL’s directors may have interests in the Acquisition that may be different from, or in addition to, the interests of ESGL’s shareholders generally.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Acquisition, including but not limited to, the following:

●	the risk that the potential benefits of the Acquisition may not be fully achieved, or may not be achieved within the expected timeframe.

●	the risk that DT may not be able to realize its projected business trajectory;
●	the fact that completion of the Acquisition is conditioned on the satisfaction of certain closing conditions that are not within ESGL’s control.

●	the possibility of litigation challenging the Acquisition or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Acquisition.

While the Board considered potentially positive and potentially negative factors, the Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Board in its consideration of the Acquisition, but includes the material positive factors and material negative factors considered by the Board in that regard.

In view of the number and variety of factors and the amount of information considered, the Board did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. Based on the totality of the information presented, the Board collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the Board felt were appropriate. Portions of this explanation of the Board’s reasons for the Acquisition and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled under “Cautionary Note Regarding Forward-Looking Statements.”

In evaluating the Acquisition, the Board consulted extensively with DT’s management and reviewed detailed analyses prepared by ESGL’s management, external legal counsel, financial advisors, and other professional consultants. ESGL’s management, with the assistance of these advisors, conducted an extensive financial, operational, legal, and market due diligence review of DT, including the following:

●	Participated in multiple meetings with DT’s senior management.

●	Reviewed DT’s business model, historical audited and unaudited financial statements, and other financial and operational information.

49

●	Reviewed financial projections prepared by DT’s management, including assumptions underlying such projections.

●	Evaluated DT’s readiness to operate as a publicly traded company.

●	Assessed the strategic fit of DT’s operations within ESGL’s overall growth objectives.

●	Evaluated operational, governance, compliance, and risk management practices of DT.

The professional advisors engaged by ESGL to assist in the due diligence process included:

●	Taylor Wessing LLP — Legal counsel to ESGL, responsible for conducting legal due diligence, including review of DT’s corporate structure, material agreements, compliance with laws and regulations, and other legal matters related to the Acquisition.

●	Altus Advisory — Financial advisor to ESGL, engaged to conduct financial due diligence on DT, including the review of historical financial results and analysis of business forecasts.

●	Marshall Stevens LLP — Independent financial advisor engaged to provide a fairness opinion to the ESGL Board regarding the Acquisition.

●	Internal ESGL Team — ESGL’s in-house finance, legal, and operations teams conducted operational due diligence, including evaluations of DT’s operational capabilities, management team, and post-acquisition integration readiness.

Each of these advisors provided written and/or oral reports of their findings, which were carefully reviewed and considered by the Board.

In reaching its unanimous decision to approve the Acquisition, the Board considered a variety of material factors supporting its determination, including, without limitation:

●	The business, history, reputation, credibility, prospects, and valuation of DT and its affiliates.

●	The strategic and operational benefits expected to be realized from combining DT with ESGL’s platform, including opportunities for expansion and diversification.

●	The strength and experience of DT’s management team and their ability to execute the business plan.

●	The belief that the terms of the Acquisition Agreement, including the representations, warranties, covenants, and conditions to the parties’ respective obligations, are reasonable and customary for a transaction of this nature.

●	The opinion of Marshall Stevens LLP that, as of February 26, 2025, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations set forth therein, the consideration to be paid by ESGL in the Acquisition was fair, from a financial point of view, to ESGL and its shareholders.

In reaching its unanimous resolution as described above, the Board considered a variety of factors pertaining to the Acquisition as generally supporting its decision to enter into the Acquisition Agreement and the related agreements and the transactions contemplated thereby, including but not limited to, the following:

●	the business, history, prospects, credibility and valuation of DT and its affiliates;

50

●	the likelihood that the Acquisition will be completed;

●	the management of DT and its ability to realize the business plan and forecasts;

●	the terms of the Acquisition Agreement and the belief that the terms of the Acquisition Agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction; and

●	the view of DT’s management as to the financial condition, results of operations and business of DT before and after giving effect to the Acquisition based on due diligence.]

DT Board’s Approval of the Acquisition

On February 25, 2025, DT’s board of directors unanimously determined that the form, terms and conditions of the Acquisition Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Acquisition), are in the best interests of DT, adopted and approved the Acquisition Agreement and the transactions contemplated therein, determined to recommend to DT’s shareholders that they approve and adopt the Acquisition Agreement and approve the Acquisition.

Ownership of the Combined Company After the Closing

The estimated ownership levels in the Combined Company, immediately following the consummation of the Acquisition, is set forth under “Security Ownership of Certain Beneficial Owners and Management” on page 137 of this proxy statement.

Dissenter Rights

Dissenter rights are not available to ESGL or DT shareholders in connection with the Acquisition or the other Proposals.

Resolution

Below is the resolution to be passed in connection with the Authorised Capital Increase Proposal:

It is resolved, as an ordinary resolution, that the authorised share capital of the company be increased from $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each to $300,000 divided into 3,000,000,000 ordinary shares of par value of $0.0001 each by the creation of an additional 2,500,000,000 ordinary shares of par value US$0.0001 each.

Vote Required for Approval

The approval of the Authorized Capital Increase Proposal, will be sought as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the ESGL ordinary shares entitled to vote and actually casting votes thereon at the Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Meeting. Accordingly, failure to vote in person, online, or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Authorized Capital Increase Proposal.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE AUTHORIZED CAPITAL INCREASE PROPOSAL UNDER PROPOSAL NO. 1.

51

PROPOSAL NO. 2 — THE SHARE CONSOLIDATION PROPOSAL

General

The primary purpose of the Share Consolidation is to increase the per share price of our Ordinary Shares in order to maintain the listing of our Ordinary Shares on Nasdaq. Our Board believes that, in addition to increasing the price of our Ordinary Shares, the Share Consolidation would make our Ordinary Shares more attractive to a broader range of institutional and other investors. Accordingly, for these and other reasons discussed below, we believe that effecting the Share Consolidation is in the Company’s and our shareholders’ best interests. The Board is seeking approval from the shareholders to authorize a ratio of 3-to-1 shares for all outstanding shares with all fractional shares rounded up to the next whole share.

No further action on the part of Shareholders will be required to implement the Share Consolidation. See “Procedure for Effecting a Share Consolidation and Exchange of Stock Certificates” below.

Except for adjustments that may result from the treatment of fractional shares as described below, each Shareholder will hold the same percentage of Ordinary Shares outstanding immediately following the Share Consolidation as that Shareholder held immediately before the Share Consolidation.

Certain Risks Associated with the Share Consolidation

While the Board believes that the Company’s Ordinary Shares would trade at higher prices after the consummation of the Share Consolidation, there can be no assurance that the increase in the trading price will occur, or, if it does occur, that it will equal or exceed 3 times the market price of the Ordinary Shares prior to the Share Consolidation. In some cases, the total market value of a company following a Share Consolidation is lower, and may be substantially lower, than the total market value before the Share Consolidation. In addition, the fewer number of shares that will be available to trade could possibly cause the trading market of the Ordinary Shares to become less liquid, which could have an adverse effect on the price of the Ordinary Shares. The market price of the Ordinary Shares is based on our performance and other factors, some of which may be unrelated to the number of our shares outstanding. In addition, there can be no assurance that the Share Consolidation will result in a per share price that will attract brokers and investors who do not trade in lower priced stock.

Principal Effects of the Share Consolidation

The Share Consolidation would have the following effects based upon 41,816,240 Ordinary Shares issued and outstanding as of the Record Date.

If the Share Consolidation is approved at a ratio of 3-to-1 shares:

●	every three shares of our Ordinary Shares issued and outstanding immediately prior to the Share Consolidation effective date (the “Old Shares”) owned by a shareholder will automatically and without any action on the part of the shareholders be converted into one (1) Ordinary Share (the “New Shares”); and

●	the number of our Ordinary Shares issued and outstanding will be reduced from 41,816,240 shares to approximately 13,938,746 shares.

The Share Consolidation will be effected simultaneously for all of our outstanding Ordinary Shares and the exchange ratio will be the same for all of our outstanding Ordinary Shares. The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that the Share Consolidation results in any of our shareholders owning a fractional share. As described below, shareholders and holders of options and warrants holding fractional shares will have their shares rounded up to the nearest whole number. Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable.

52

Fractional Shares. No fractional share certificates will be issued in connection with the Share Consolidation. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of Old Shares not evenly divisible by 3-to-1 ratio, will be entitled, upon surrender of certificate(s) representing these shares, to a number of shares of New Shares rounded up to the nearest whole number. The ownership of a fractional interest will not give the shareholder any voting, dividend or other rights except to have his or her fractional interest rounded up to the nearest whole number when the New Shares are issued.

Options and Warrants. All outstanding options, warrants, notes, debentures and other securities convertible into Ordinary Shares will be adjusted as a result of the Share Consolidation, as required by the terms of these securities. In particular, the conversion ratio for each instrument will be reduced, and the conversion price or exercise price, if applicable, will be increased, in accordance with the terms of each instrument and based on the ratio of 3-to-1 shares.

Certain Risks Associated with a Share Consolidation

Reducing the number of outstanding shares of the Ordinary Shares is intended, absent other factors, to increase the per share market price of the Ordinary Shares. Other factors, however, such as the Company’s financial results, market conditions, the market perception of the Company’s business and other risks, including those set forth below and in the Company’s SEC filings and reports, including its Annual Report on Form 20-F for the year ended December 31, 2024, may adversely affect the market price of the Ordinary Shares. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, that the market price of the Ordinary Shares will increase following the Share Consolidation or that the market price of the Ordinary Shares will not decrease in the future.

The Share Consolidation May Not Result in a Sustained Increase in the Price of the Ordinary Shares. The effect of the Share Consolidation upon the market price of the Ordinary Shares cannot be predicted with any certainty and the Company cannot assure you that the Share Consolidation will result in a sustained increase in the price of the Ordinary Shares for any meaningful period of time, or at all. The Board believes that the Share Consolidation has the potential to increase the market price of the Ordinary Shares. However, the long- and short-term effect of the Share Consolidation upon the market price of the Ordinary Shares cannot be predicted with any certainty.

The Share Consolidation May Decrease the Liquidity of the Ordinary Shares. The Board believes that the Share Consolidation may result in an increase in the market price of the Ordinary Shares, which could lead to increased interest in the Ordinary Shares and possibly promote greater liquidity for the Company’s shareholders. However, the Share Consolidation will also reduce the total number of outstanding Ordinary Shares, which may lead to reduced trading and a smaller number of market makers for the Ordinary Shares. There also can be no assurance the Share Consolidation will enhance the Company’s ability to engage in capital raising activities.

The Share Consolidation May Result in Some Shareholders Owning “Odd Lots” That May Be More Difficult to Sell or Require Greater Transaction Costs per Share to Sell. If the Share Consolidation is implemented, it will increase the number of shareholders who own “odd lots” of less than 100 Ordinary Shares. A purchase or sale of less than 100 Ordinary Shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those shareholders who own less than 100 Ordinary Shares following the Share Consolidation may be required to pay higher transaction costs if they sell their Ordinary Shares.

The Share Consolidation May Lead to a Decrease in the Overall Market Capitalization of the Company. The Share Consolidation may be viewed negatively by the market and, consequently, could lead to a decrease in the overall market capitalization of the Company. If the per share market price of the Ordinary Shares does not increase in proportion to the ratio, then the value of the Company, as measured by the market capitalization of the Company, will be reduced.

Impact of a Share Consolidation If Implemented

The Share Consolidation would affect all holders of Ordinary Shares uniformly and would not affect any shareholder’s percentage ownership interests or proportionate voting power. The other principal effects will be that:

●	the number of issued and outstanding Ordinary Shares (and treasury shares, if any), will be reduced proportionately based on the ratio;

53

●	the per share exercise price of all outstanding options and warrants will be increased proportionately and the number of Ordinary Shares issuable upon the exercise of all outstanding options and warrants will be reduced proportionately; and

●	the number of shares reserved for issuance pursuant to any outstanding equity awards and any maximum number of shares with respect to which equity awards may be granted will be reduced proportionately.

Following the Share Consolidation, the Board will have the authority, subject to applicable securities laws, to issue all authorized and unissued shares without further shareholder approval, upon such terms and conditions as the Board deems appropriate. Although we consider financing opportunities from time to time, we do not currently have any plans, proposals or understandings to issue the additional shares that would be available if the Share Consolidation is approved and effected, but some of the additional shares underlie warrants, which could be exercised or converted after the Share Consolidation is effected.

Accounting Matters. The Share Consolidation will increase the par value of our Ordinary Shares proportionally from $0.0001 to $0.0003. There will be no change to the stated capital on our balance sheet attributable to our Ordinary Shares The per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of our Ordinary Shares outstanding.

Potential Anti-Takeover Effect. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the combination of the Company with another company), the Share Consolidation was not proposed in response to any effort of which we are aware to accumulate our Ordinary Shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar actions having an anti-takeover effect to our Board and shareholders. Other than the Share Consolidation, our Board does not currently contemplate recommending the adoption of any other corporate action that could be construed to affect the ability of third parties to take over or change control of the Company.

The number of shares held by each individual shareholder will be reduced if the Share Consolidation is implemented. This will increase the number of shareholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to shareholders selling “odd lots” are higher on a per share basis. Consequently, the Share Consolidation could increase the transaction costs to existing shareholders in the event they wish to sell all or a portion of their shares.

The Company is subject to the periodic reporting and other requirements of the Exchange Act. If the proposed Share Consolidation is implemented, our Ordinary Shares will continue to be reported on Nasdaq under the symbol “ESGL.” We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting a Share Consolidation

The change in authorized share capital reflecting the share consolidation will be effective at such time as Proposal No. 2 is passed by the shareholders of the Company. The Company will update its register of members to reflect the change in the number of shares held by each shareholder consequent to the approval of the Share Consolidation Proposal.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S)

AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

54

Interest of Certain Persons in Matters to be Acted Upon

No director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the Share Consolidation or the Share Capital Change that is not shared by all other shareholders of ours.

Vote Required for Approval

The approval of the Share Consolidation Proposal, will be sought as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the ESGL ordinary shares entitled to vote and actually casting votes thereon at the Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Meeting. Accordingly, failure to vote in person, online, or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Share Consolidation Proposal.

Resolution

Below is the resolution to be passed in connection with the Share Consolidation Proposal:

It is resolved, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of ESGL that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of ESGL on The Nasdaq Capital Market, the authorized share capital of ESGL be consolidated as follows:

from US$300,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.0001 each,

to US$300,000 divided into 1,000,000 ordinary shares of par value US$0.0003 each by

the consolidation of the 3,000,000,000 ordinary shares of a par value of US$0.0001 into 1,000,000,000 ordinary shares of a par value of US$0.0003, consolidating each and every issued and outstanding ordinary share by a factor of 3:1.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL UNDER PROPOSAL NO. 2.

55

PROPOSAL NO. 3 — THE NAME CHANGE PROPOSAL

General

In connection with the Acquisition, the Company is asking its shareholders to approve the special resolution to change the Company’s name from “ESGL Holdings Limited” to “OIO Group” at the closing of the Acquisition.

Reasons for the Amendments

The Board believes that changing the post-Acquisition corporate name from “ESGL Holdings Limited” to “OIO Group” is desirable to reflect the Acquisition and to more closely align the name of the publicly traded entity with the name of the existing operating business;

Vote Required for Approval

Approval of the Name Change Proposal requires a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on the Name Change Proposal.

Resolution

Below is the resolution to be passed in connection with the Name Change Proposal:

It is resolved, as a special resolution, that the name of the Company be changed from ESGL Holdings Limited to OIO Group.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE NAME CHANGE PROPOSAL UNDER PROPOSAL NO. 3.

PROPOSAL NO. 4 — THE AMENDED CHARTER PROPOSAL

General

In connection with the Acquisition, the Company is asking its shareholders to approve the adoption of the Second Amended and Restated Memorandum and Articles of Association (“Second A&R Charter”) in the form attached to this proxy statement as Annex B, which, in the judgment of the Board, is necessary to adequately address the needs of the Combined Company following the consummation of the Acquisition.

The following is a summary of the key changes between the current Amended and Restated Memorandum and Articles of Association and the Second A&R Charter. This summary is qualified by reference to the complete text of the Second A&R Charter. All shareholders are encouraged to read the Second A&R Charter in its entirety for a more complete description of its terms.

●   Name Change.   Change the corporate name from “ESGL Holdings Limited” to “OIO Group” as of the closing;

●   Authorized Share Capital.   Change the authorized share capital from $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each to $300,000 divided into 3,000,000,000 ordinary shares of par value of $0.0001 each;

Reasons for the Amendments

The following is a summary of the reasons for the key changes effected by the Amended Charter Proposal:

● Name Change. Changing the post-Acquisition corporate name from “ESGL Holdings Limited” to “OIO Group” is desirable to reflect the Acquisition and to more closely align the name of the publicly traded entity with the name of the existing operating business;

● Authorized Share Capital. The Board is recommending the Authorized Capital Increase to provide the Company with the ability to issue the requisite number of ordinary shares to the DT shareholders upon consummation of the Acquisition and to provide us with appropriate flexibility to issue additional shares in the future on a timely basis if such need arises in connection with potential financings, business combinations or other corporate purposes.

Vote Required for Approval

Approval of the Amended Charter Proposal requires a special resolution of the shareholders of ESGL passed by the affirmative vote of holders of ESGL ordinary shares representing at least two-thirds of the votes of the ESGL ordinary shares present and voting in person or by proxy at a meeting of the shareholders of ESGL or approved in writing by all the holders of ESGL ordinary shares entitled to vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on the Amended Charter Proposal.

Resolution

Below is the resolution to be passed in connection with the Amended Charter Proposal:

It is resolved, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form attached to this proxy statement as Annex B.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE AMENDED CHARTER UNDER PROPOSAL NO. 4.

56

PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Authorized Capital Increase Proposal, the Share Consolidation Proposal , the Name Change Proposal or the Amended Charter Proposal.

Required Vote

This Adjournment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares of ESGL present or in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Adjournment Proposal. Accordingly, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting and will have no effect on the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL NO. 5.

57

DT’S BUSINESS

Overview

DT is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 21, 2023. As a holding company with no material operations of its own, DT conducts the operations of DT Group principally through its operating subsidiaries, including DT DE, DT UK, DT HK and DT US.

DT Group is a high-end ultra-luxury automotive group with a rich legacy tracing back to 1959 when the iconic Italian brand was founded by Argentine racing driver Alejandro de Tomaso. Since its reboot in 2019, De Tomaso has established a strong relationship with the active global community of high-end automotive collectors and enthusiasts, particularly within the hypercar sector. Leveraging the experience and expertise of a visionary team led by Choi Sung Fung, or Norman Choi, DT Group has redefined De Tomaso as an ultra-luxury automotive marque, distinguished by high-performance sports cars that merge classically driven design principles with modern engineering. Embracing an analogue-first philosophy and timeless aesthetics, the brand’s revival has resonated deeply with ultra-high net worth individuals worldwide, evidenced by overwhelming demand and a growing global following. To date, DT Group has launched two models of limited-edition sports cars under the “P” series, namely P72 and P900, with targeted delivery of the first batch of vehicles by the end of 2025.

History

Founded in 1959 in Modena, Italy by Argentine-born racing driver and visionary industrialist Alejandro de Tomaso, De Tomaso quickly established itself as a pioneering force in motorsport and sports car design. Initially focused on crafting racing prototypes and mid-engine competition vehicles, the brand made its mark across several prominent racing categories, including Formula Junior, Formula 3, Formula 2, and Formula 1.

By the early 1960s, De Tomaso’s innovative chassis designs and engineering ingenuity attracted a growing circle of affluent privateers – often referred to as gentleman drivers – who sought performance and individuality on the racetrack. DT sought to expand its motorsport ambitions, fielding cars in international competitions such as the World Sports Car Championship and the 24 Hours of Le Mans.

Parallel to its racing endeavors, De Tomaso began producing road cars that captured the spirit of motorsport engineering for everyday enthusiasts. The most iconic of these was the Pantera, introduced in 1971—a mid-engined sports car powered by a V8 that fused Italian design with American muscle. Over 7,000 Panteras were produced between 1971 and 1992, cementing De Tomaso’s legacy in the annals of high-performance automotive design.

Following the passing of Alejandro de Tomaso in 2003, the marque entered a prolonged period of dormancy, and the company then running the De Tomaso business was subsequently placed into liquidation. Yet, the De Tomaso name endured – an emblem of visionary engineering, racing spirit, and uncompromising design.

In 2015, the De Tomaso marque was revitalized under the leadership of Norman Choi, who—through DT UK—acquired the intellectual property rights and key assets of the historic brand. Guided by a bold vision, Choi assembled a world-class team of seasoned industry talent with a singular mission: to restore De Tomaso’s prestige and reestablish its presence in the rarefied world of ultra-luxury hypercars.

Choi’s vision materialized in 2019 with the debut of the P72, a tribute to the brand’s motorsport heritage and 60’s design legacy. Conceived as a modern icon with a strictly analogue soul, the P72 was announced as a limited-production model, with just 72 units planned for global release. Since its unveiling, the entire production run has been fully allocated, with each vehicle commanding an average price of €1.7 million – underscoring both the market demand and the brand’s renewed desirability.

That same year, anticipating a renaissance in analogue automotive experiences among discerning collectors, the De Tomaso team conjured a ten-year product strategy. This roadmap was built around three foundational pillars: a reverent connection to De Tomaso’s rich racing lineage, a commitment to purely analogue driving engagement, and an uncompromising approach to timeless automotive design. Through this philosophy, De Tomaso aims not only to recapture its legendary status, but to redefine the future of ultra-luxury performance motoring.

58

Competitive Strengths

65 Years of Heritage, Reignited by Demand from Discerning Collectors all over the World

DT draws upon over 65 years of heritage and the enduring prestige of its iconic name – long revered among automotive connoisseurs. Since its revitalization, the brand has witnessed a remarkable resurgence in demand for its ultra-luxury hypercars, particularly from a global community of ultra-high net worth (UHNW) individuals.

To preserve the exclusivity and integrity of the brand, each limited-edition vehicle is allocated only after a thorough interview and vetting process, ensuring alignment with De Tomaso’s values and vision. The P72, the brand’s flagship revival model, has been met with overwhelming enthusiasm. It was significantly oversubscribed upon launch, and today, more than 1,500 prospective clients remain on a growing registration of interest list—eager not only for the P72, but also for future offerings that embody De Tomaso’s signature blend of heritage, craftsmanship, and performance.

Proven Track Record of Management Team

Under the leadership of Norman Choi, who brings over 12 years of experience in establishing and scaling hypercar marques while cultivating an elite network of UHNW clientele, De Tomaso is guided by an exceptional management team composed of seasoned professionals with deep roots in the performance automotive sectors. The team draws expertise from leading and respected automotive manufacturers, including McLaren and Apollo Automobil – the latter being the modern reincarnation of Gumpert, DT’s team known for reviving the brand through boundary-pushing models like the Apollo Intensa Emozione (IE). This diverse collective brings a rare combination of technical mastery, operational insight, and brand-building prowess.

With a proven track record in revitalizing and positioning hypercar brands, the De Tomaso leadership is united by a shared passion: to elevate De Tomaso as a symbol of prestige, performance, and design excellence. DT believes this highly qualified team is uniquely equipped to realize its ambitious vision and drive the brand’s continued evolution in the ultra-luxury automotive space.

Asset-light Structure

DT operates under an asset-light business model, leveraging strategic partnerships with leading global service providers in technical, engineering and manufacturing domains. A prime example is its collaboration with HWA AG, a renowned German engineering powerhouse recognized for its excellence in motorsport and high-performance automotive development. This model allows DT Group to concentrate on its expected core competencies in design innovation, product conceptualization and development, brand building, and global marketing. By collaborating with world-class partners on specialized functions, De Tomaso ensures uncompromising product quality while maintaining a high degree of operational agility, scalability, and capital efficiency. This approach enables the brand to respond swiftly to evolving market demands without the overhead of traditional manufacturing infrastructure.

Strategies

Expanding global market presence, particularly in North America, Middle East and Asia

The majority of the customers of DT’s vehicles are UHNW automotive collectors from all over the world who are followers of the De Tomaso brand. Currently, DT Group has authorized luxury automotive dealers and sales agents located in Hong Kong, the Netherlands and the U.S. to cover sales and distribution of its vehicles in Asia, Europe and North America. As it develops a loyal customer base, DT plans to broaden and deepen its market reach and further expand its global presence, and to this end, DT notes the growing community of luxury automotive aficionados in North America, Middle East and other parts of Asia, and is adopting a focused sales strategy to capture market interest and drive brand loyalty in these selected regions.

59

Accelerating the development and launch of high-performance new vehicle models based on the modular chassis derived from P72

At the core of the P72 lies a bespoke, state-of-the-art carbon-fibre chassis, paired with modular front and rear subframes. Engineered to meet uncompromising standards of rigidity, safety, and lightweight performance, this architecture represents more than just structural innovation—it forms the strategic backbone of De Tomaso’s future product development.

Designed with scalability and adaptability at its core, this advanced modular platform enables the seamless integration of new body designs, powertrain configurations, and performance systems without requiring costly or time-intensive modifications to the underlying structure. As a result, De Tomaso is positioned to dramatically shorten development cycles, reduce engineering costs, and accelerate the launch of future “P” series models. Beyond time and cost efficiency, the modular approach also allows De Tomaso to maintain greater agility in responding to evolving market trends and technological advancements.

Enhancing the De Tomaso brand through strategic partnerships and exclusive merchandise offerings

To elevate the value, visibility, and cultural resonance of the De Tomaso brand, DT Group has established strategic partnerships with globally renowned video game developers and entertainment companies. These collaborations are designed to expand brand presence through immersive digital experiences and high-profile promotional platforms, reinforcing De Tomaso’s relevance in both the automotive and lifestyle spheres. In addition, De Tomaso continues to align with iconic luxury brands across diverse industries to amplify its reach. For example, the brand’s vehicles have been featured in campaigns with premium fashion labels, showcasing the De Tomaso ethos within a broader context of timeless elegance and design.

As part of its brand engagement strategy, De Tomaso has also launched an exclusive European merchandise collection, featuring high-quality apparel—including hoodies, jackets, T-shirts, polo shirts, and caps —each bearing the iconic De Tomaso emblem. This collection is crafted to appeal to collectors and enthusiasts alike, reinforcing the brand’s aspirational identity.

Furthermore, De Tomaso has actively cultivated relationships with influential figures in the automotive world. Through selective placement of the P72 with prominent collectors and celebrity clients, the brand seeks to enhance its credibility, desirability, and positioning within the ultra-luxury segment.

Vehicles

P72

Launched in 2019, P72 stands as the first and flagship model of De Tomaso’s modern era—a bold yet reverent tribute to the legendary P70, originally conceived in the mid-1960s by Alejandro de Tomaso, the founder of De Tomaso, and designed by Peter Brock. Embodying the spirit of that era, the P72 merges classic motorsport inspiration with contemporary engineering, presenting itself as a modern-day classic destined to become timeless.

Visually, the P72 is a masterclass in elegance and proportion. Its flowing silhouette and design cues draw heavily from the P70, invoking a sense of nostalgia and romanticism that harks back to a golden age of mechanical purity. With its analogue-focused approach, the P72 offers an immersive driving experience that celebrates the visceral connection between driver and machine—echoing Alejandro de Tomaso’s original vision and the brand’s rich heritage.

At P72’s core is a bespoke, lightweight carbon-fibre chassis, enveloped by an encapsulating glasshouse that evokes both visual and physical lightness. Performance-wise, the two-seater hypercar is powered by a bespoke 5.0-litre supercharged V8 engine, delivering 700 horsepower and 800 Nm of torque, exclusively paired with a 6-speed manual transmission. This configuration delivers a refined yet thrilling analogue experience, designed to resonate with enthusiasts across generations.

60

Production of the P72 is strictly limited to 72 units worldwide, underscoring its exclusivity.

P72

P900

Aptly named for its 900 horsepower output, the De Tomaso P900 represents the pinnacle of performance and aerodynamic efficiency, drawing direct inspiration from Le Mans Prototype 1 (LMP1) engineering standards. While pushing the limits of motorsport technology, the P900 remains deeply rooted in De Tomaso’s distinct design DNA—retaining the sculptural beauty and flowing language introduced by its predecessor, the P72.

Conceived as a homage to Alejandro de Tomaso’s enduring passion for motorsport, the P900 is a bold evolution of the brand’s racing pedigree—a modern-day expression of purpose-built performance, fused with elegance and sophistication. The vehicle offers an uncompromising, track-focused experience, designed to replicate the visceral thrill of LMP-style racing in a format tailored for the discerning gentleman driver.

At its heart, the P900 features a naturally aspirated 6.2-litre V12 engine—a high-revving, symphonic powertrain that captures the essence of analogue performance. Beyond its raw capability, the P900 celebrates artisanal craftsmanship and bespoke personalization, with each vehicle tailored to the unique tastes and preferences of its owner.

To elevate the ownership experience, De Tomaso offers exclusive access to the De Tomaso Competizione programme—a factory-run initiative that provides P900 custodians with unparalleled track-day support. This includes a dedicated team of engineers and mechanics for setup, tuning, and vehicle transportation, along with entry into a curated calendar of private racing events, driver development sessions, and global track experiences at some iconic circuits in the world.

61

With production strictly limited to 18 units worldwide, the De Tomaso P900 is not only a hypercar of extraordinary capability—it is a highly exclusive, collectible symbol of the brand’s ongoing renaissance and racing soul.

P900

Sales and Delivery

DT Group sells its vehicles primarily through its authorized network of dealers and sales agents located in Hong Kong, the Netherlands and the U.S., covering principal markets in Asia, Europe and North America. The U.S. dealer and the Hong Kong sales partner facilitate sales of vehicles on a wholesale model, under which they purchase P72 vehicles from DT Group and subsequently resell them to their end customers. The other local sales agents act as intermediaries between their end customers and DT Group, and the vehicles are directly sold by DT Group to the end customers. These dealers, sales agents and partners are carefully selected based on their market presence, reputation, customer service track record, and commitment to brand standards. DT maintains a close relationship with them and will discuss and formulate marketing plans and activities conducted for De Tomaso in collaboration with each other. DT regularly publishes an official price list, quoted ex works, for its vehicles to all of its dealers, sales agents and partners. DT does not provide financing or leasing services to retail customers or dealers.

Potential customers who are interested in purchasing any De Tomaso vehicles are required to register their interest and provide a brief on their professional and personal background and past and current experience in automotive collection. DT then conducts a vetting process with reference to such brief in order to determine the formal allocation of its vehicles. Upon completion of the vetting process, individual customers with allocations granted are required to enter into a standard purchase agreement, which requires a non-refundable deposit. DT reserves the right to repurchase such vehicles for up to two years after delivery in order to protect the secondary market.

As of the date of the proxy statement, all 72 units of the P72 vehicles have been allocated with deposits received, and DT Group has received a strong registration of interest list of over 1,500 applicants for its future product offerings. Delivery of P72 and P900 vehicles to the first batch of customers who have specified their options is expected to take place by the end of 2025.

After-sales Service

DT believes that after-sales service is fundamental to the customers’ experience of quality excellence and continued enjoyment of De Tomaso vehicles. DT’s after-sales service policy includes a comprehensive warranty with a standard 3-year/36,000-mile coverage and global repair and maintenance support through a network of authorized service centers. DT’s authorized dealers also provide after-sales services, including repair and maintenance services, in accordance with DT’s warranty policy and procedures manual. DT will also contract and provide training and support to other qualified repair shops in areas not covered by DT’s authorized dealers (for example, the United Kingdom). Where necessary, DT will provide a “flying doctor” service where DT’s factory mechanics or technicians will personally travel and attend to the vehicle requiring technical support at no extra cost to the customer during the warranty period.

62

Branding and Marketing

Dealerships

To enhance brand visibility and support the promotion and sales of its vehicles, De Tomaso has established its flagship showroom in the heart of Hong Kong. Operated in collaboration with a trusted sales partner, the showroom serves as a dedicated space for showcasing the De Tomaso range and offering personalized consultations to prospective clients.

Designed to provide an immersive and comfortable environment, the showroom allows customers to finalize bespoke specifications for their vehicles, engaging with the brand in a setting that reflects De Tomaso’s commitment to craftsmanship and exclusivity. Throughout the year, the space also serves as a platform to unveil new models and display client vehicles, reinforcing brand presence and keeping the experience dynamic and engaging.

Strategically located in a region known for its high concentration of ultra-high net worth individuals (UHNWIs), Hong Kong offers a gateway to key clientele in Asia while positioning the brand on a global stage. The flagship showroom not only elevates De Tomaso’s profile within the luxury automotive landscape but also supports long-term customer relationships in one of the world’s most influential luxury markets.

De Tomaso’s Flagship Showroom in Hong Kong

Events

De Tomaso actively participates in a curated calendar of prestigious motorsport and automotive collector events throughout the year, reinforcing its presence within the global enthusiast and collector community. In alignment with its storied heritage, De Tomaso proudly served as the Grid 5 sponsor of Le Mans Classic in both 2022 and 2023—an event that pays homage to endurance racing’s golden era.

63

At Le Mans Classic, De Tomaso hosted an exclusive program for its P72 clients, offering privileged access and the rare opportunity to experience prototype track drives, deepening engagement with the brand and its performance ethos. These immersive experiences are designed to foster community among De Tomaso custodians while celebrating the brand’s legacy in motorsport.

Looking ahead, De Tomaso continues to strategically evaluate high-profile events across the globe with the goal of expanding brand visibility and creating compelling, dynamic environments to welcome clients, enthusiasts, and supporters.

Merchandise and Licensing

DT Group has entered into licensing agreements with leading video game developers and entertainment companies, granting the use of select intellectual property across automobile-themed video games and film-related merchandise. These partnerships serve to amplify De Tomaso’s visibility in digital and cinematic platforms, introducing the brand to a broader audience through immersive and aspirational experiences.

In parallel, De Tomaso has launched an exclusive merchandise collection in Europe, featuring premium apparel items such as branded hoodies, jackets, T-shirts, polo shirts, and baseball caps—all adorned with the iconic De Tomaso emblem. Beyond clothing, the brand’s lifestyle offerings extend to collectible scale models, branded accessories, and other bespoke items, allowing enthusiasts to connect with the brand beyond the vehicle itself.

Looking ahead, De Tomaso continues to explore strategic collaborations and crossovers with luxury brands that share its values in design, craftsmanship, and lifestyle—expanding its presence within the broader luxury and automotive ecosystem.

Examples of De Tomaso’s merchandise

Design, Development, Manufacturing and Product Launch

Concept Launch and Vehicle Engineering

A typical production cycle for De Tomaso vehicles starts with concept launch. In this initial stage, DT’s in-house design, engineering and marketing experts collaborate in brainstorming sessions to outline the concept and vision for a new vehicle, and to generate and refine ideas for its appearance, technical features, performance and market positioning. The concept is then incubated and translated into tangible specifications through a vehicle engineering phase, which usually lasts for 24 to 36 months. DT’s engineers and designers collaborate to develop the vehicle’s architecture, including the chassis, powertrain integration, electronics and safety features and other systems. Extensive simulations and computational modelling are conducted by DT’s experts to help refine and optimize the design, ensuring that the new vehicle meets performance and regulatory benchmarks while minimising any future obstacles in production.

64

Prototype Production

After the completion of vehicle engineering, experiential prototypes of the vehicle are created to allow engineers and designers to critically evaluate the incubated concept from the perspectives of aesthetics, ergonomics and user experience and to test the functionality and the user interface of the vehicle physically. During this 6-month period of prototype production, DT Group partners with an established German engineering specialist in the fields of automobile racing and high-performance cars. The German partner has an advanced engineering and manufacturing facility in Affalterbach, Germany with precision assembly lines and a state-of-the art testing center and it is expected to be able to support DT with an annual production capacity of at least 100 units of vehicles.

Testing, Homologation and Final Validation

The next phase is testing and homologation of the structural components and powertrains of DT’s vehicles, which typically last for 12 months. To ensure that all DT vehicles conform to performance, safety, technical and compliance standards, DT teams up with homologation experts with testing facilities and calibration certifications in this stage to meticulously plan and carry out extensive and rigorous testing on its prototypes, including but not limited to crash tests, endurance tests, as well as safety compliance and emission evaluation. To expand road-legal access and enable broader distribution, DT also pursues partnerships with independent commercial importers for vehicle modification and certification of U.S. safety and emission standards. Based on testing results and feedback, adjustments and refinements may have to be made to the vehicle to address any issues identified during the testing stage. This final validation stage usually takes up to six months and entails tweaking design and structural elements and modifying or enhancing certain features of the vehicle. The goal is to confirm that all systems work harmoniously and ensure that having complied with all quality standards, the vehicle is finally production-ready.

As of the date of this proxy statement, DT has secured approval of the Show or Display exemption for P72 in the United States by the U.S. Environmental Protection Agency and the U.S. Department of Transportation’s National Highway Traffic Safety Administration. For the European Union, DT is adopting the Individual Vehicle Approval strategy to align the design of its vehicles with the relevant EU regulations and directives on safety and environmental standards. For the Asian markets, DT is conducting market-specific assessments and navigating each jurisdiction’s applicable regulatory requirements with precision through partnerships with local experts.

Customization and Delivery

Once the vehicle has been validated and approved for production, the focus shifts to customization and delivery. This phase typically lasts for six to 12 months and involves configuring vehicles to meet specific customer preferences which range from material options to intricate paint packages. When the customized vehicle is ready for delivery, logistics are arranged to transport the vehicles to DT’s dealers, wholesalers or directly to end customers on an ex works basis.

Quality Control

DT recognizes that robust quality assurance is essential for regulatory approval and delivering consistent and reliable results to its valued customers. DT is committed to ensuring that all vehicles it designs, manufactures and delivers embody the highest standard of craftsmanship, as well as conforming to stringent safety and performance standards and applicable regulatory requirements. All of its suppliers and service providers in this process are selected based on their quality certifications, technical expertise, financial stability and geographic proximity.

65

Regulatory compliance plays an important role in DT’s risk management and product assurance framework. DT vehicles must be able to comply with the applicable regulatory requirements in various jurisdictions in order to launch in these markets. DT is fully prepared for the dynamic nature of the regulatory landscapes by engaging experts who are knowledgeable in local regulatory requirements in its relevant markets. Its compliance team is actively and continuously monitoring regulatory changes and devising contingency plans to be implemented to address any challenges ahead. Compliance procedures are also put in place progressively to support the vehicles’ type approval and homologation procedures in the relevant markets.

Product quality assurance is embedded in every stage of production. First, all purchased components undergo quality checks in order to ensure that all the specifications defined in DT’s procurement contracts are fulfilled. DT is also establishing document control and record-keeping systems to ensure the traceability of clear parts, materials, and assemblies and support future audits and regulatory submissions. During the production stage, DT applies multiple rounds of engineering reviews, risk assessments and prototype validation processes in order to ensure that the design intent is upheld. Given the limited number of cars being produced, product assurance during assembly of each of its vehicles is managed through detailed manual checks and continuous hands-on supervision by dedicated experts. DT maintains a practical process for identifying, documenting, and addressing non-conformances. Root cause analysis and corrective action planning are being integrated into its workflow. Going forward, DT intends to introduce more formal in-process inspections and end-of-line testing protocols as its business grows.

Given the nature of product quality assurance as an evolving discipline, DT is continuously reviewing and improving its internal systems and practices against the latest trends, market practice and regulatory landscape and with reference to guidance obtained from various channels, including but not limited to internal evaluation and feedback from customers through its customer engagement team and authorized dealers.

Intellectual Property

DT believes that the integrity of the De Tomaso brand is crucial to its business, and safeguarding its intellectual property rights and ensuring their robustness is fundamental to preserving the reputation and value of the De Tomaso brand and its positioning as a high-end ultra-luxury automotive brand. To this end, as of the date of this proxy statement, DT Group has registered more than 200 trademarks and 30 registered designs in relation to its brand, vehicle architecture and systems in various jurisdictions across the globe, including the United Kingdom, the European Union, the United States, and other major markets. DT Group also owns more than 10 domain names as of the date of this proxy statement.

Employees

As of the date of this proxy statement, DT Group has 28 staff members. The following table illustrates the number of DT Group’s staff categorized by different functions:

Function	Number of staff member
Senior management	5
Finance and accounting	3
Sales and marketing	2
Creative	3
Design	2
Engineering	7
Mechanics and technicians	4
Procurement	2
Total	28

66

Competition

DT Group faces competition primarily from other luxury automotive developers and manufacturers. It competes on the basis of factors including but not limited to brand recognition, heritage and prestige, design and styling, performance and functionalities, driving experience, safety and overall quality. Many of DT Group’s competitors are substantially larger in terms of size of operations and capital with stronger brand recognition and may be able to deploy greater resources to support the development, manufacturing, sales and marketing of their vehicles. Despite its limited scale of production and shorter operating history, DT believes that the longstanding reputation and prestige of the De Tomaso brand among sports cars afficionados, its capability of delivering the highest standard of craftsmanship in the design and manufacturing of high-performance sports cars, its unique combination of the romance of Italian styling and state-of-the-art precision engineering and its strategy of establishing a loyal drivers’ community set it apart from its competitors and give it a competitive edge in the market. DT Group’s sales and marketing strategy has been effective in building brand awareness and fostering customer engagement and loyalty and is expected to allow it to establish a stronger position in the market.

Group Structure

DT conducts the operations of DT Group principally through its operating subsidiaries. The following chart summarizes the corporate structure of DT Group as of the date of this proxy statement:

Legal Proceedings

DT Group may from time to time be subject to legal claims and proceedings arising out of its ordinary course of business. Regardless of the outcome, these claims and proceedings may result in substantial costs and diversion of DT’s resources, including its management’s time and attention.

As at the date of this proxy statement, DT is not a party to any ongoing legal proceedings that in its management’s opinion would have a material adverse effect on DT Group.

Regulatory Matters

DT Group has a global operation of vehicle manufacturing and sales, and hence its activities are governed by various laws and regulations concerning environmental, health and safety issues across jurisdictions. These laws and regulations dictate various aspects of DT’s vehicles, such as safety, emissions and fuel efficiency standards. For example, DT is required to adhere to standards regarding emissions, waste management and the handling of hazardous materials, in addition to complying with restrictions on environmental pollution. DT Group’s vehicles and their engines must adhere to extensive regulations at regional, national and local levels, as well as industry self-regulations related to vehicle safety.

Currently, DT enjoys certain regulatory exemptions due to its classification as a Small Volume Manufacturer (SVM) or a similar status in many jurisdictions, including the United States, and its approach of pursuing the Individual Vehicle Approval (IVA) process in the European Union. These allow DT Group to benefit from more lenient emissions caps, extended compliance deadlines and relief from zero-emission vehicle production mandates, etc. DT is committed to maintaining substantial compliance with applicable regulations worldwide, continuously monitoring these requirements and adjusting its operations as needed to ensure adherence.

67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DT

You should read the following discussion and analysis of DT Group’s financial condition and results of operations in conjunction DT Group’s unaudited combined and consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards, as issued by the IASB, and presented in U.S. dollars (US$), which is DT Group’s functional currency. This discussion contains forward-looking statements that involve risks and uncertainties. DT Group’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risks Relating to DT’s Business” and elsewhere in this proxy statement.

Overview

DT is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 21, 2023. As a holding company with no material operations of its own, DT conducts the operations of DT Group principally through its operating subsidiaries, including DT DE, DT UK, DT HK and DT US.

DT Group is a high-end ultra-luxury automotive group with a rich legacy tracing back to 1959 when the iconic Italian brand was founded by Argentine racing driver Alejandro de Tomaso. Since its reboot in 2019, De Tomaso has established a strong relationship with the active global community of high-end automotive collectors and enthusiasts, particularly within the hypercar sector. Leveraging the experience and expertise of a visionary team led by Choi Sung Fung, or Norman Choi, DT Group has redefined De Tomaso as an ultra-luxury automotive marque, distinguished by high-performance sports cars that merge classically driven design principles with modern engineering. Embracing an analogue-first philosophy and timeless aesthetics, the brand’s revival has resonated deeply with ultra-high net worth individuals worldwide, evidenced by overwhelming demand and a growing global following. To date, DT Group has launched two models of limited-edition sports cars under the “P” series, namely P72 and P900, with targeted delivery of the first batch of vehicles by the end of 2025.

Factors Affecting DT Group’s Performance and Related Trends

DT Group believes that the key factors affecting its performance and financial performance include:

(i)	The De Tomaso brand: The De Tomaso brand plays a pivotal role in DT’s financial performance, the preservation of the brand and its exclusivity, which forms part of the brand, depends highly on the design, performance and built quality of DT’s cars, the service provided in DT’s dealer and wholesaler network and the success of various promotional activities, which includes but not limited to, its model launch campaigns and digital presence.

(ii)	Ties to the automobile collector and enthusiast community: An important factor in the connection of clients to the De Tomaso brand is its strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of hypercars.

(iii)	Competition within the luxury performance car industry: DT competes with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than DT does, particularly in light of DT’s strategy to maintain low production volumes in order to preserve and enhance the exclusivity of its cars.

(iv)	Reliance on third-party manufacturing and development partners: DT adopts an asset-light structure in its business operations and relies on a variety of agreements, including those related to research and development, procurement, manufacturing, and engineering entered into with various manufacturing and development partners.

(v)	Tax, tariff and fiscal policies: Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for DT’s cars and in turn, its operating results. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect DT’s operating results.

(vi)	Global economic conditions: DT’s sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury automobiles which may negatively impact DT’s profitability and put downward pressure on its prices and volumes.

68

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

	For the Year Ended December 31,
	2024	2023	Change	Percentage change
	(US$)	(US$)	(US$)%
Revenue	-	-	-	-
Operating Expenses
General and administrative expenses	(5,243,839)	(3,191,070)	(2,052,769)	64.3%

Advertising and promotion costs	(350,933)	(477,654)	126,721	26.5%
Professional fee	(4,821,021)	(1,888,828)	(2,932,193)	155.2%
Research and development costs	-	(255,682)	255,682	100%
Profits / (Loss) from operation	(10,415,793)	(5,813,234)	(4,602,559)	79.2%
Other income / (expenses)
Other income (expenses), net	275,859	(856,046)	1,131,905	-
Interest expense	(97,515)	(1,131)	(96,384)	8,522.0%
Loss before income taxes	(10,237,449)	(6,670,411)	(3,567,038)	53.5%
Provision for income taxes	-	-	-	-
Net profit / (loss)	(10,237,449)	(6,670,411)	(3,567,038)	53.5%
Other comprehensive income / (loss)
Foreign currency translation adjustment	1,083,583	(79,366)	1,162,949	-
Income taxes on foreign currency translation adjustment	-	-	-	-
Comprehensive income / (loss)	(9,153,866)	(6,749,777)	(2,404,089)	35.6%

Revenue

In the year ended December 31, 2023 (“FY2023”), DT Group dedicated its resources to the research and development of the P72 and P900 prototypes, and transitioned to the production phase of the prototypes in the year ended December 31, 2024 (“FY2024”). During such periods, delivery of the P72 and P900 vehicles have not yet commenced, and as a result, no revenue was recorded for the two years ended December 31, 2024. DT Group expects to generate revenue in the year ending December 31, 2025 as it begins to deliver the first batch of P72 and P900 client vehicles to its customers.

Operating Expenses

DT Group’s operating expenses are mainly comprised of (i) general administrative expenses, (ii) advertising and promotion costs, professional fee, and (iii) research and development costs.

DT Group’s operating expenses increased by approximately US$4.6 million or 79.2%, from approximately US$5.8 million for FY2023 to approximately US$10.4 million for FY2024. Such increase was primarily attributable to (i) the increase of approximately US$2.1 million or 64.3% in general and administrative expenses from approximately US$3.2 million for FY2023 to approximately US$5.2 million for FY2024, primarily due to the increase in wages and salaries paid to new engineers, technicians and operational staff to assist DT with the transition from research and development phase to prototyping and production, and (ii) the increase of approximately US$2.9 million or 155.2% in professional fee from approximately US$1.9 million for FY2023 to approximately US$4.8 million for FY2024, primarily for the purpose of handling matters relating to DT’s ongoing disputes in FY2024.

69

The increase in DT Group’s operating expenses from FY2023 to FY2024 was partially offset by (i) the decrease of approximately US$127,000 or 26.5% in advertising and promotion costs from approximately US$478,000 for FY2023 to US$351,000 for FY2024, primarily due to DT scaling back advertising and promotion activities to dedicate resources towards finalizing the development of P72 prototypes, and (ii) the decrease of approximately US$256,000 in research and development costs from approximately US$256,000 for FY2023 to nil for FY2024, as DT Group did not conduct any research activity during FY2024.

Other Income and Expenses

DT Group recorded other income, net of approximately US$276,000 for FY2024 as compared with other expenses, net of approximately US$856,000 for FY2023. Such change was primarily attributable to the exchange gain of approximately US$47,000 for FY2024 as compared with the exchange loss of approximately US$1.1 million for FY2023, partially offset by miscellaneous income of approximately nil for FY2024 as compared with US$136,000 for FY2023.

In addition, DT Group’s interest expense increased by approximately US$96,000 or 8,522.0% from approximately US$1,000 for FY2023 to approximately US$98,000 for FY2024 primarily due to additional borrowings in FY2024.

Net Loss

As a result of the foregoing, DT Group recorded a net loss of approximately US$10.2 million for FY2024, which increased by approximately US$3.6 million or 53.5% as compared with a net loss of approximately US$6.7 million for FY2023.

Liquidity and Capital Resources

DT was incorporated in the Cayman Islands as a holding company and does not have material operations of its own. DT Group’s consolidated assets and liabilities and consolidated income and expenses are mainly the operation results of its subsidiaries, including DT DE, DT UK, DT HK and DT US. In assessing DT Group’s liquidity, DT Group monitors and analyzes its cash on-hand and its operating expenditure commitments. DT Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, DT Group has financed its operations primarily through operating activities such as receiving deposit payments from customers, loans from related parties and third parties as well as the issuance of preference shares.

As of December 31, 2024, DT Group’s working capital was approximately negative US$96.3 million, its cash and cash equivalents amounted to approximately US$41,000, its current assets were approximately US$8.1 million and its current liabilities were approximately US$104.3 million.

The following table illustrates the maturity profile of DT Group’s borrowings:

	As of December 31,
	2024	2023
	(US$)	(US$)
Within 1 year or on demand	18,242,517	38,428,751
Between 1 year and 2 years	-	-
Between 2 and 5 years	-	20,969,160
Total	18,242,517	59,397,911

70

Based on DT Group’s current operating plan, DT Group anticipates that it will have greater capital expenditure needs in the next 12 months as it prepares to enter into production phase. DT Group’s future working capital requirements will depend on many factors, including the commencement of production of its vehicles, the rate of its revenue growth, any introduction of new products, and its expansion of sales and marketing and product development activities. To the extent that DT Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, DT Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. DT Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations.

Prepaid expenses and other receivables

DT Group’s prepaid expenses and other receivables represent payments to suppliers for items pending delivery. Such prepaid expenses and other receivables increased by approximately US$1.7 million or 202.6% from approximately US$862,000 as of December 31, 2023 to approximately US$2.6 million as of December 31, 2024, primarily attributable to the increase in DT Group’s need for raw materials required for development and prototyping activities in FY2024.

Trade Payables

DT Group’s trade payables represent DT Group’s obligation to pay for goods or services in the ordinary course of business. Such trade payables increased by approximately US$2.9 million or 187.0% from approximately US$1.6 million as of December 31, 2023 to approximately US$4.5 million as of December 31, 2024, primarily attributable to DT Group’s commencement of prototyping and production activities for the P72 and P900 vehicles in FY2024.

Contract Liabilities

DT Group’s contract liabilities increased by approximately US$41.3 million or 112.2% from approximately US$36.8 million as of December 31, 2023 to approximately US$78.1 million as of December 31, 2024, primarily attributable to the issuance of a US$35 million gift card to a related party in FY2024 for future purchases from DT in settlement of an equivalent amount then owed to such party.

Capital Commitments

During the years ended December 31, 2024 and 2023, there was no capital expenditure contracted for which was not recognized in the financial statements.

Off-Balance Sheet Arrangements

DT Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Significant judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to exercise its judgement in the process of applying DT Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The sole director of DT has considered the development, selection and disclosure of DT Group’s critical accounting judgements and estimates.

71

Judgements

In the process of applying DT Group’s accounting policies, the sole director of DT has made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:-

Determination of functional currency

In determining the functional currency of DT Group, judgment is used by the management to determine the currency of the primary economic environment in which DT Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly.

Material accounting policy information

a) Basis of consolidation

DT Group’s unaudited consolidated financial statements include the unaudited financial statements of DT and its subsidiaries for the year ended 31 December 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by DT. Control is achieved when DT Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give DT Group the current ability to direct the relevant activities of the investee).

When DT has, directly or indirectly, less than a majority of the voting or similar rights of an investee, DT Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as DT, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which DT Group obtains control, and continue to be consolidated until the date that such control ceases.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when DT has less than a majority of the voting or similar rights of an investee, DT Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	DT Group’s voting rights and potential voting rights.

72

DT Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when DT obtains control over the subsidiary and ceases when DT Group loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date DT Group gains control until the date DT ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of DT and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with DT Group’s accounting policy information. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of DT Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If DT Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in consolidated profit or loss. Any investment retained is recognized at fair value.

b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

c)	Fair value of financial instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of DT Group’s financial assets and liabilities, such as cash and cash equivalents, deposits, other receivables and accrued expenses approximate their fair values because of the short maturity of these instruments.

d)	Property, plant and equipment, net

Property, plant and equipment consist of motor vehicles and tools and equipment and is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is computed on a straight-line basis over the estimated useful life of five years. The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in consolidated profit or loss when the changes arise.

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to DT Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in consolidated profit or loss when incurred.

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in consolidated profit or loss.

73

e)	Intangible assets

Intangible assets acquired separately

Intangible assets consist of trademarks of the brand De Tomaso. They are considered to have indefinite lives since it is expected to contribute to the cash flows of the entity for an unlimited period of time and therefore are not amortized.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit and loss when the asset is derecognized.

Research and development expenditure (“R&D”)

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:-

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

R&D costs are currently expensed as incurred and primarily include cost associated with R&D arrangements with external parties in connection with DT Group’s high-performance supercars project.

f)	Impairment of long-lived assets and intangible assets

Intangible assets and property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of such impairment loss is credited to the consolidated profit or loss in the period in which it arises.

74

g)	Contract liabilities

Contract liabilities are recorded when cash payments are received in advance of future usage on non-cancellable contracts. The contract liabilities will be derecognized and recognized as revenue when DT Group satisfies its performance obligation by delivering the supercars to its customers.

h)	Revenue recognition

Revenue is measured based on the consideration to which DT Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when DT Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities. DT Group considers revenue realized or realizable and earned when all the following criteria are met:-

1)	Identification of the contract with a customer;

2)	Identification of the performance obligations in the contract;

3)	Determination of the transaction price;

4)	Allocation of the transaction price to the performance obligations in the contract; and

5)	Recognition of revenue when or as a performance obligation is satisfied. Revenue is recognized when each performance obligation is satisfied by DT Group. An estimate of the variable consideration or performance obligations that DT Group ultimately expects to be entitled to is included in the transaction price, and revenue is recognized upon satisfaction of the related performance obligation(s). An implicit or explicit significant financing component is taken into consideration. Each contract with customers is analyzed for multiple elements to determine if any elements must stand alone as separate performance obligations.

Product sale, payment milestone, warranty and commission

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales, if any. DT Group allocates the transaction price to each performance obligation based on the purchase orders. Customers’ deposits are required by three or four installments based on the contract terms.

Warranty is provided to customers for three years or a maximum of 36,000 miles per each De Tomaso P72 high-performance supercar.

Commission is provided to car dealers ranging from 10% to 20%.

75

Value-added taxes and surcharges

DT Group presents revenue net of value-added taxes (“VAT”) and surcharges incurred. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated statement of financial position until these are paid to the tax authorities.

Outbound freight and handling costs

DT Group accounts for product outbound freight and handling costs as fulfillment activities and presents the associated costs in selling, general and administrative expenses in the period in which it sells the product.

i)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for unused tax losses and future tax deductions to the extent that it is probable that taxable profit will be available against which the losses and deductions can be utilized. DT Group’s accounting policy is to treat interest and penalties as a component of income taxes.

Current tax assets and liabilities of the subsidiaries are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the subsidiaries operate.

j)	Foreign currency transactions and translations

Transactions in a currency other than the US$ are translated into the US$ using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in consolidated profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other (expenses) and income, net”.

The functional currencies of DT UK and DT DE are currencies other than the US$. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of DT at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into US$ at the weighted average exchange rates for the year.

76

INFORMATION ABOUT ESGL HOLDINGS LIMITED

History and Development of ESGL Holdings Limited

ESGL was formed to serve as a holding company for Legacy ESGL and GUCC after consummation of the Business Combination contemplated by the Merger Agreement. On August 3, 2023, the parties consummated the Business Combination, and an aggregate of 3,922,961 shares of common stock of GUCC were redeemed. The Company, a Cayman Islands exempted company, was formed on November 18, 2022. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The Company’s principal executive office is located at 101 Tuas South Avenue 2 Singapore 637226, and its telephone number is +65 6653 2299.

ESGH is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. ESGH has no substantive operations other than holding all of the issued shares of Environmental Solutions Asia Holdings Limited (“ES BVI”), a holding company incorporated under the laws of the British Virgin Islands on June 29, 2022. On August 5, 2022, as part of a reorganization, ES BVI acquired the entire equity interest in ESA, which was incorporated under the laws of Singapore on May 8, 1999, from its shareholders, namely Quek Leng Chuang, Law Beng Hui, Chem Integrated Management Pte. Ltd., LV Capital Holdings Limited, Ling Sheng Hwang, Ling Sheng Chung, Lim Suat Bee, Julie and other shareholders, and as consideration, ES BVI allotted and issued its ordinary shares to the aforementioned shareholders in the same proportion as their respective shareholdings in ESA. Upon completion of such reorganization, ESA became a wholly-owned subsidiary of ES BVI.

ESGL Holdings Limited’s Business

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, ESGL conducts all of its operations through its operating entity incorporated in Singapore, ESA.

ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. ESA currently has two revenue streams, from: (i) services income which is primarily comprised of the fees it charges its customers for waste collection and disposal services, which fees are similar to those charged by ESA’s competitors, and (ii) the sales and trading of ESA’s circular products that are made and processed from the recycled waste collected from its customers with respect to its waste collection and disposal services, which ESA believes makes ESA a unique and environmentally friendly offering in the marketplace.

A fundamental tenet of ESA is that waste is a resource to be reused, repurposed and recirculated. ESA believes that this mindset of creating commodities from waste sets itself apart from the linear traditional waste industry participants, which largely only generate income from the collection, destruction and disposal of post-collection waste. This philosophy is ingrained and reflected in ESA’s business operations where it utilizes renewable energy and by-products produced from ESA’s waste treatment process to reduce its own operating costs. In line with this mindset, ESA’s primary business focus is the conversion and processing of industrial waste (that would otherwise be unused in the waste recycling process) into circular products such as pyrolysis oil, diesel, metals such as nickel, zinc, copper, silver, gold, minerals such as lime (calcium hydroxide) and fluorspar (calcium fluoride), and chemicals such as hydrochloric acid, sulfuric acid, and calcium chloride. ESA then sells these converted circular products to local and international end users, traders or overseas refiners who require the circular products for their own commercial use or for further processing including manufacturing and galvanizing purposes.

77

Recent Developments

On February 26, 2025, ESGL entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”).

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

The parties have agreed that the closing of the Acquisition shall occur on or before May 31, 2025 (which date may be extended upon the agreement of the parties), subject to the satisfaction of the closing conditions contained in the Agreement.

Competitive Strengths

Revolutionizing Waste Management for a Sustainable Future

ESGL is at the forefront of a new era in waste management, pioneering innovative solutions that transform industrial waste into valuable resources instead of discarding it. By reimagining waste as an opportunity, ESGL is driving a more sustainable and circular economy. Our circular economy-driven approach has not only differentiated us from traditional waste management companies but has also positioned us as an industry pioneer. With increased operational capacity in 2024, ESGL’s impact in sustainable waste management is greater than before.

With an expanded portfolio of six circular products derived from waste, ESGL is offering a greater variety of high-value sustainable raw materials. As demand for circular solutions rises, ESGL is at the forefront of this transformation, helping industries meet ambitious sustainability targets. ESGL’s pioneering renewable energy capture techniques continue to gain traction, allowing us to optimize energy use while reinforcing Singapore’s Zero Waste to Landfill commitment. Our ISCC-certified NewOil remains a trusted, sustainable alternative for businesses looking to reduce their carbon footprint while embracing a circular economy.

Sustainable & Renewable Energy Technologies

ESA owns and operates an industrial waste management plant in Singapore that uses waste wood gasification and solar energy for the thermal treatment processing of industrial waste. In order to harness the solar energy for the thermal treatment of industrial waste, ESA currently has 640kWp photovoltaic panels (also known as solar panels) installed in its plant building. ESA also owns and operates a commercial plant in Singapore to supply ISCC PLUS-certified circular pyrolysis oil made from waste plastics in Singapore.

●	Harnessing the Power of the Sun: ESA has significantly scaled up its use of solar and waste-to-energy technologies, increasing solar capacity by 20% and expanding waste-to-energy conversion rates by 35% compared to 2023. These advancements ensure cleaner, more efficient waste processing, reducing reliance on conventional energy sources.

78

●	High Waste Recovery Rates: In 2024, we sent approximately 5-8% of collected waste to landfill. In 2024, we are closer than ever to near-total resource recovery, solidifying our commitment to full circularity.

●	Transforming Waste into Opportunity: Our accelerated material regeneration processes are unlocking new possibilities for high-value circular chemicals, reaffirming ESA’s pioneering role in waste innovation.

Experienced Management Team

The Group’s core executive and management team, which consists of Mr. Quek Leng Chuang, Mr. Law Beng Hui, Mr. Ho Shian Ching and Mr. Lee Meng Seng, has amassed approximately a combined 100 years of relevant experience in waste management and the chemical supply chain and general management, including but not limited to corporate and financial management and services. The Company is led by its two executive directors, Mr. Quek Leng Chuang and Mr. Law Beng Hui. Mr. Quek, ESGL’s Chief Executive Officer and Chairman of ESGL’s board of directors, has over 30 years of experience in the waste management industry. In addition, Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with an Elite Infantry Division. He continued service honorably in the reserve until 2016 and attained the rank of Lieutenant Colonel. Mr. Law, the Company’s Chief Growth and Sustainability Officer, has over 20 years of experience in business strategy, brand portfolio and marketing management, including roles at Diageo plc and WPP plc.

Growth Strategy

We are committed to advancing ESGL’s position as a sustainability-driven, innovation-led organization focused on delivering long-term shareholder value. Our growth strategy is structured around four core strategic pillars : (i) positioning our Singapore operations as a center of excellence for circular technologies, (ii) expanding into overseas markets through recyclable materials offtake, (iii) leveraging partnerships through technology licensing and joint ventures. This strategy supports our broader objective to diversify into sectors where innovation and brand power can drive meaningful growth, enabling us to address emerging opportunities within the global circular economy. (iv) to opportunistically acquire companies in order to diversify our portfolio and to enter into adjacent sectors.

Pillar 1: Singapore Operations – Centre of Excellence for Circular Technologies

We continue to invest in our wholly owned subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), to establish it as a regional center of excellence for circular technologies. Subject to the availability of funding, we plan to expand ESA’s operational capabilities through:

●	Increasing sludge thermal processing capacity to broaden the types of industrial waste ESA can treat;

●	Enhancing spent acid treatment capacity through the acquisition of additional reactors, filter presses, and supporting auxiliaries; and

●	Constructing a high-temperature hazardous waste treatment system designed to improve ESA’s ability to recover valuable materials and generate eligible carbon and plastic credits under Singapore’s regulated environmental credit schemes.

79

We have previously also entered into a Joint Development Agreement (the “JDA”) with Nanomatics Pte. Ltd. (“NMT”), a technology spin-off from Nanyang Technological University, to jointly develop and integrate NMT’s THERMO-CVD process with ESA’s proprietary FR-3 Pyrolysis Technology. The purpose of the collaboration is to convert synthetic gas from plastic pyrolysis into carbon nanotubes and hydrogen. Upon achieving commercially viable outputs in the pilot phase, we intend to explore licensing arrangements with NMT for exclusive use of the technology in Southeast Asia.

Pillar 2: Overseas Expansion – Recyclable Materials Offtake

We believe our business model is scalable and applicable to other regional markets. To this end, we have begun expanding beyond Singapore through the establishment of warehousing and circular product sales infrastructure in Johor Bahru, Malaysia. This facility, launched in late 2024, serves as a base to scale operations and distribute our circular products across Malaysia.

We are also actively evaluating other ASEAN markets where industrial waste management infrastructure is underdeveloped. For example, in Batam, Indonesia—a free trade zone near Singapore with significant manufacturing activity—hazardous waste is currently shipped to West Java for treatment. We believe the establishment of local treatment capabilities could reduce transportation costs for waste generators and provide an effective demonstration of our sustainable waste management model in a cross-border context.

Pillar 3: Partnerships via Technology Licensing and Joint Ventures

We intend to expand our international presence through strategic partnerships and licensing arrangements. Our approach includes:

●	Protecting and patenting key proprietary technologies and trade secrets;

●	Entering into licensing agreements with overseas partners to deploy ESGL’s circular technologies in industrial markets similar to Singapore’s; and

●	Forming joint development programs or joint venture entities to facilitate technology transfer, drive local adoption, and accelerate recycling rates across partner jurisdictions.

Pillar 4: Portfolio Diversification – Entry into Adjacent Sectors

In line with our strategic vision to build a diversified and future-ready business, we are actively pursuing opportunities beyond traditional environmental services. In February 2025, we signed a definitive agreement to acquire De Tomaso Automobili Holdings S.A., an iconic high-performance automotive brand. This acquisition represents a deliberate move into the luxury innovation sector, where we believe our expertise in sustainable materials, engineering capabilities, and brand development can unlock meaningful long-term growth.

We believe the execution of our growth strategy across these three pillars will enhance our competitive positioning, expand our customer and revenue base, and create sustainable value for our shareholders over the long term. We are committed to advancing our business through strategic diversification into sectors where innovation and brand power can drive meaningful growth, reinforcing our position as a differentiated, sustainability-focused organization.

Product & Service Quality and Safety

ESA’s waste management operations are ISO 14001:2015 certified. All of ESA’s operating procedures are documented and the associated risks of each business activity is reviewed at least annually, and updated where necessary. To ensure ESA’s waste collection procedures are followed correctly, ESA provides operator training to our operator staff and this training is conducted by our safety and production managers.

80

In addition to ESA’s waste collection procedures, its waste treatment and conversion processes are also ISO 9001: 2015 certified and we follow strict operational procedures in the treatment and conversion of waste. Moreover, ESA ensures its circular products meet its quality control standards with the support of its in-house laboratory. More recently, ESA’s business operations involved in the conversion of waste plastics into oil have complied with the requirements of the certification systems of ISCC Plus (International Sustainability and Carbon Certification). These certifications and qualifications are renewed annually, with the provision of regular training to ESA’s management team and employees being an integral requisite. ESA’s workplace safety and health procedures are certified as Bizsafe Level 3, as issued by the Workplace Safety and Health Council in Singapore.

Suppliers and Logistics Providers

In addition to the waste generated by ESA’s customers, ESA acquires industrial waste from suppliers, such as companies from the biomedical, pharmaceutical, electronics, semiconductors, electroplating, and petrochemicals industries. ESA also has suppliers that provide it with certain equipment such as bins, containers for waste, machine parts, as well as other auxiliary equipment used in ESA’s waste generation plant and laboratory that is essential to ESA’s business operations.

For the year ended December 31, 2023, one supplier accounted for approximately 23.6% of the Group’s total inventory and logistic costs. For the year ended December 31, 2024, one supplier accounted for approximately 36.9% of the Group’s total inventory and logistic costs.

The following summarizes the material terms of ESA’s typical purchase contracts:

Term:	The agreed term is generally 1 to 2 years.

Description and type of product:	The contract stipulates the type and specifications of the waste to be purchased by ESA.

Rebate Scheme:	The purchase price for the waste is determined based on the concentration and amount of precious metals in the waste and sold to ESA via a rebate scheme.

Weight:	The contract stipulates how ESA will perform the weighing procedures and the containers used to pack the waste.

Acceptance:	The waste shall be transported to the plants of ESA.

Sample and Analysis:	The contract stipulates how the sampling and analysis of the waste will be performed by ESA.

Payment terms:	Payment is generally made in US dollars upon receipt of the invoice within 30 days from the relevant supplier.

Termination:	The contract shall be renewed automatically unless termination notice has been issued to either party at least 1 to 3 months before the expiry date.

The contract shall be terminated by the supplier if:

	●	ESA fails to observe or perform any provision or terms of the agreement.

	●	ESA gives or offers any substantial gift whether by way of money, goods or otherwise to an employee of the supplier, or if any employee/family of an employee of the supplier has an unrevealed substantial interest in the business of ESA of which ESA has knowledge of.

Confidentiality:	It also stipulates both parties shall not disclose the existence of the contract, its terms and conditions, without prior consent from the other party and any information received by the parties under this contract shall not be used other than for the waste treatment/storage/conditioning services and shall not be disclosed to any third parties.

This clause shall survive 3 years from the termination or expiration of the contract.

81

ESA engages third party logistics providers to provide ESA with freight and transportation services for the collection of waste and the transportation of ESA’s circular products to customers.

For the year ended December 31, 2023, three logistics providers in the aggregate accounted for approximately 13.4% of the Group’s total cost of inventory and logistics. For the year ended December 31, 2024, two logistics providers in the aggregate accounted for approximately 52.2% of the Group’s total cost of inventory and logistics.

The following summarizes the material terms of the typical contracts with the Company’s logistics providers:

Term:	The agreed term is generally 1 to 2 years.

Service Fee for transportation:	The contract stipulates the amount of service fees (i) per trip during specified hours and (ii) per hour after specified hours.

Service Fee for loading:	The service fees for the loading of goods per trip.

Payment terms:	Generally within 30 days and prices quoted excluding good and services tax.

Sales and Marketing

ESA’s sales team is comprised of two employees, and they are involved in providing sales support administration and customer services.

Sales and marketing generally is a business-to-business endeavor, and ESA adopts email marketing as the primary method of reaching out to potential customers. ESA acquires new email-registered members through a diverse set of paid and unpaid marketing channels. ESA’s paid advertising efforts include search engine marketing, affiliate channels, and specific offline marketing channels. ESA’s non-paid advertising efforts include search engine optimization, non-paid social media, customer referrals and email. Upon acquiring a customer or a potential customer’s email address, ESA focuses on how to increase their engagement with ESA’s products and services. This effort to increase engagement and repeat purchasing is primarily accomplished by providing consistent customer service and email marketing efforts. ESA also has a cloud-based customer relationship management system to promote its sales and marketing efforts. ESA also adopts search engine optimization strategies to place it on the first page of most relevant searches so that potential customers and suppliers can easily locate ESA.

Other than the above traditional means to attract potential customers, ESA is also a member of the Waste Management Recycling Association of Singapore, the United Nations Global Compact, and Association of Process Industry where it actively participates in industry forums to promote the ESA’s brand and awareness to sustainable solutions towards waste management. Additionally, and as part of ESA’s corporate social responsibility efforts, ESA has partnered up with the non-profit, Alliance to End Plastic Waste, to develop an educational program which aims to recycle at least 350 metric tons of plastics through educational institutions in Singapore.

82

Customers

We provide our waste collection and disposal services to the following customers, which include but are not limited to:

(i)	petrochemical companies such as Shell Eastern Petroleum Pte Ltd (“Shell”), ExxonMobil Asia Pacific Pte Ltd, Huntsman Corporation and Singapore Refining Company Pte Ltd;

(ii)	semi-conductors such as Micron Semiconductor Asia Operations Pte Ltd (“Micron”), STMicroelectronics Pte Ltd (“STMicro”) and Systems on Silicon Manufacturing Company Pte Ltd (“SSMC”);

(iii)	pharmaceutical corporations such as AbbVie Operations Singapore Pte Ltd, Alcon Singapore Manufacturing Pte Ltd and Pfizer Asia Manufacturing Pte Ltd;

(iv)	technology equipment manufacturers such as Linxens Singapore Pte Ltd, Singapore Epson Industrial Pte Ltd and Lincstech Circuit Singapore Pte Ltd; and

(v)	chemical product companies such as Stella Chemifa Singapore Pte Ltd and BASF South East Asia Pte Ltd.

In line with our circularity mission, we treat and process the collected waste into circular products, which include but are not limited to, pyrolysis oil, fluorspar, regenerated acid, base metals and nickel carbonate, and sell them to local and international end users, traders or overseas refiners, including Shell, Gee Hoe Seng Pte Ltd, Progress Galvanizing Pte Ltd, GRM Co. Ltd and NickelHutte Aue GMBH.

When selecting ESA’s customers, ESA considers factors such as their size, creditworthiness and financial strength. ESA generally delivers the circular products to its customers after they have made approximately more than 80% of the payment to ESA to minimize any risk of bad debt and non-payment.

For the year ended December 31, 2023, two of the Group’s customers accounted for approximately 23.92%, and 17.66%, of the Group’s total revenue. Trade receivables from these customers was approximately US$175,000 as of December 31, 2023.

For the year ended December 31, 2024, four of the Group’s customers accounted for approximately 22.3%, 15.4%, 14.7% and 13.4% of the Group’s total revenue. Trade receivables from these customers was approximately US$558,000 as of December 31, 2024.

The following summarizes the material terms of the Company’s typical service contracts:

Term:	The agreed term is generally for 1 to 2 years.

Description and type of waste:	The contract stipulates the type and specifications of the waste to be collected by ESA.

Service Fee:	The service fees for the collection and disposal of waste are determined based on a fixed price per unit of the waste.

Payment terms:	Full payment of the service fees is to be made within 7 to 14 working days after receipt of the invoice from ESA.

Termination:	The contract shall be renewed automatically unless termination notice has been issued to either party at least 1 to 3 months before the expiry date.

The contract shall be terminated by the customer if:

●	ESA fails to observe or perform any provision or terms of the agreement.

●	ESA gives or offers any substantial gift whether by way of money, goods or otherwise to an employee of the customer, or if any employee/family of an employee of the customer has an unrevealed substantial interest in the business of ESA of which ESA has knowledge of.

83

Confidentiality:	The contract stipulates that ESA shall not assign, transfer or subcontract the contract nor assign rights, obligations or duties under the contract to any other party without the prior written consent of the customer.

It also stipulates both parties shall not disclose the existence of the contract, its terms and conditions, without prior consent from the other party and any information received by the parties under this contract shall not be used other than for the waste treatment/storage/conditioning services and shall not be disclosed to any third parties.

This clause shall survive 3 years from the termination or expiration of the contract.

The following summarizes the material terms of a typical purchase order:

Description and type of product:	The purchase order stipulates the type and specifications of the circular products to be supplied and delivered to the customer.

Price of product:	The price of the circular product is determined based on a fixed price per unit.

Weight:	The contract stipulates how ESA will perform the weighing procedures for the circular products.

Payment terms:	Full payment of the price of the product is to be made within 30 days after receipt of the invoice from ESA.

Research and Development

ESA is committed to researching and developing its industrial waste treatment technologies in order to meet the demands of its customers in the industrial waste treatment market.

Internally, ESA collects feedback from its completed projects and modifies its equipment and technologies based on the feedback and from its previous experiences. ESA believes scientific and technological innovations will aid it to achieve its long-term strategic objective of becoming one of the premier industrial waste treatment companies in Singapore. For this reason, ESA devotes significant financial and personnel resources to research and development. ESA’s current research and development efforts are primarily focused on waste treatment methodologies. ESA’s internal research and development team is comprised of highly skilled engineers and scientists with extensive experience in industrial waste treatment technologies, chemistry, and design. To supplement ESA’s internal expertise, it is also looking to collaborate with third-party institutions.

As of December 31, 2023 and 2024, the Company’s capitalized research and development expenses were approximately US$4.3 million and US$6.1 million, respectively. The Company intends to continue to invest in research and development to support and enhance its existing waste management methodologies and promote further innovation in the realm of waste management and treatment to enhance ESA’s position in the market.

Seasonality

The volume of industrial waste tends to increase during summer. ESA’s second and third quarter revenues and results of operations typically reflect these seasonal trends. Service disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect ESA’s operating results.

84

Intellectual Property

The following Company logos have been approved by the Intellectual Property Office of Singapore . In addition, the Group intends to register the trademark and as the Company and ESA’s logo in Indonesia.

The Group believes that its intellectual property is important to the success and positioning of the Company. Through ESA’s trademarks and domain name, the Group believes it has enhanced its brand recognition as well as highlighted NewOil as one of its key products, hence distinguishing ESA from its competitors and reinforcing the positive corporate image ESA has among its customers and suppliers.

The Group cannot assure you that any pending trademark, patent or copyright will be approved by the relevant government authorities. In addition, any rights granted under any of ESA’s existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to the Company. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. The Group may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, the Group may in the future initiate litigation to enforce its intellectual property rights or to protect its trade secrets.

Competition

The Group faces significant competition from the numerous waste management companies who collect and dispose of the waste ESA needs for its waste management and treatment processes. Such competitors include ECO Special Waste Management Pte Ltd, Chem-Solv Technologies Pte Ltd, Modern Asia Environmental Holdings Pte Ltd, and Veolia ES Singapore Industrial Pte. Ltd.

A substantial majority of the Group’s competitors are significantly larger than the ESA and have more capital to invest in their businesses. Competitors could also seek to gain market share by reducing the prices they charge customers, introducing products and solutions that are similar to ESA’s or introducing new technology tools.

Organizational Structure

The Company’s organizational chart is below:

85

Property, Plant and Equipment

ESGL’s headquarters are located at 101 Tuas South Avenue 2, Singapore 637226, with approximately 95,000 square feet of facility space, pursuant to a 17-year state lease that terminates on November 30, 2030. ESGL pays S$9,502.43 per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year. This facility is used for the processing of solid and liquid industrial waste and the physical-chemical treatment of acids and alkali wastes. The facility also processes waste wood to be converted into renewable heat energy, and the auxiliaries and offices are powered by 640 KWp Solar PV on the main building roof.

ESGL also leases a factory space at 62 Tuas Street 5, Singapore 637802, with approximately 25,000 square feet of facility space, pursuant to a 30-year state lease that terminates on March 31, 2038. This facility is used for the processing of chemical wastes and the pyrolysis of waste plastics into NewOil. ESGL pays S$2,489.53 per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year.

ESGL leases another factory space at 110 Tuas South Avenue 3, Singapore 637369 (“110 Tuas”), with approximately 34,000 square feet of facility space, pursuant to a two-year tenancy agreement that terminates on January 31, 2025. This facility is used for the storage of waste and circular products. This facility was integral to ESGL’s supply chain operations and is used mainly for the storage of waste prior to treatment and the Group’s circular products prior to dispatch or export for sales. During October 2024, the Company gave notice to terminate the lease at 110 Tuas and commenced the move of its storage operations to Malaysia. This shift is estimated to reduce the Company’s rental expense by approximately S$17,000 monthly.

In Malaysia, ESGL leases a factory space at PLO 67, Jalan Cyber 2, Kawasan Perindustrian Estate III, 81400 Senai, Johor with approximately 52,270 square feet of facility space, pursuant to a two year tenancy agreement that terminates on October 15, 2026. This facility is integral to ESGL’s supply chain operations and is used mainly for storage of circular products for sale to customers in Malaysia.

ESGL believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of the ESGL’s operations.

86

REGULATIONS APPLICABLE TO ESGL HOLDINGS LIMITED

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where the Group conducts its material business operations, namely Singapore. The primary laws and regulations to which the Group is subject relate to dividend distributions, environmental, public health, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 (the “Singapore Companies Act”). Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Singapore Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Labor

The Employment Act 1968 (“Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the Central Provident Fund by the employer as prescribed under the Central Provident Fund Act 1953. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

The Employment of Foreign Manpower Act 1990, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

Public Health Laws

The Group is subject to a number of laws and regulations that relate to environmental public health, which cover the disposal and treatment of industrial waste, and the prevention of public nuisance. These regulations are promulgated under the Environmental Public Health Act 1987 and includes without limitation, the Environmental Public Health (General Waste Collection) Regulations, the Environmental Public Health (General Waste Disposal Facility) Regulations and the Environmental Public Health (Toxic Industrial Waste) Regulations. The Group has obtained the necessary licenses and approvals from the NEA (i) for the collection of general industrial waste, (ii) to construct, establish, maintain or operate disposal facility that receives, stores, sorts, treats or processes general waste, and (iii) for the handling, transportation, treatment and disposal of toxic industrial waste.

Hazardous Waste Laws

Singapore acceded to the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal in 1996 (the “Basel Convention”). The Hazardous Waste (Control of Export, Import and Transit) Act (“Hazardous Waste Act”) and its regulations were enacted to regulate the export, import and transit of certain hazardous wastes in accordance with the principles and provisions of the Basel Convention. Under the Hazardous Waste Act, any person who wishes to export, import or transit hazardous wastes will require a permit from the Chemical Control and Management Department (“CCMD”), the national competent authority for Basel Convention in Singapore. The Group has obtained a permit from the CCMD to export certain hazardous waste from Singapore.

87

In addition, the Environmental Protection and Management Act of 1999 (“EPMA”) and its regulations provides for the protection and management of the environment and regulates air pollution, water pollution, land pollution and noise control. In particular, in relation to hazardous substances, the Group has also obtained the necessary license and approval from the NEA to import, sell, store, sell and transport hazardous substance required under the Environmental Protection and Management (Hazardous Substances) Regulations.

Other Environmental Laws

Other environmental legislation which is relevant to the Group’s business includes, without limitation (i) the Radiation Protection Act 2007 (“RPA”) which was enacted to control and regulate the import, export, manufacture, sale, disposal, transport, storage, possession and use of radioactive materials and irradiating apparatus, to make provision in relation to the non-proliferation of nuclear weapons, to establish a system for the imposition and maintenance of nuclear safeguards, and to implement the Convention on the Physical Protection of Nuclear Material, (ii) the Control of Vectors and Pesticides Act 1998, which regulates the destruction of vectors and the control of vector-borne diseases, and (iii) the Sewerage and Drainage Act 1999 (“SDA”) which regulates inter alia, the discharge of sewage and trade effluent.

The Group has obtained a license under the RPA to possess or keep ionizing irradiating apparatus from the NEA and also an approval under the SDA to discharge trade effluent into public sewer from the PUB.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act 2021 which was enacted on November 21, 2021, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work, including all types of commissioned content, in a tangible form. There is no need to file for registration to obtain copyright protection.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act, 1998, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (“CDSA”), provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism which was adopted by Singapore in 2001.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office or to report any information regarding a transaction in terrorist property to the relevant authorities. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

The Precious Stones and Precious Metals (Prevention of Money Laundering and Terrorism Financing) Act 2019 (the “PSPM”) regulates persons who carry on a business of regulated dealing or as intermediaries for regulated dealing, so as to prevent money laundering and terrorism financing. The Group has obtained a certificate issued under PSPM to carry on a business of regulated dealing or business as an intermediary for regulated dealing in Singapore.

88

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF THE GROUP

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Information of the Group”, the Group’s combined and consolidated financial statements, and the related notes included elsewhere in this proxy statement, which were prepared in accordance with IFRS, as issued by the IASB, and presented in U.S. dollars (US$), which is the Group’s functional currency. This discussion contains forward-looking statements that involve risks and uncertainties. The Group’s actual results and the timing of events could differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement.

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group’s operations are conducted almost entirely through its operating entity incorporated in Singapore, ESA. In late 2024, a subsidiary, ESG Chemicals Sdn. Bhd., was incorporated in Johor for purposes of growing the Group’s business activities in Malaysia.

The Group is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. The Group currently has two revenue streams, from: (i) services income which is primarily comprised of the fees charged to customers for the provision of waste collection and disposal services, which fees are similar to those charged by the Group’s competitors, and (ii) the sales and trading of its circular products made from recycled waste, which is believed to make the Group a unique and environmentally-friendly offering in the marketplace.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

(i)	Continuous Engagement with the Group’s Customers: The Group benefits from its unique approach to waste handling — captive consumption, which has allowed it to capture customers from the target market segment of multinational corporations that aim to meet their environmental, social and governance goals. The Group’s revenue growth largely depends on its ability to retain current customers and attract new customers, including its ability to form relationships with and manage an increasing number of customers. In addition to the traditional means of attracting potential customers via emails, business brochures and LinkedIn, ESA is also a member of the Waste Management Recycling Association of Singapore and the United Nations Global Compact where it actively participates in industry forums to promote the Group’s brand and awareness of sustainable solutions, which has resulted in a substantial increase in customer engagement.

(ii)	Manufacturing Activities: The Group derives part of its revenue by charging a disposal fee for the use of its collection and disposal service. Since the Group’s core business is tied to the volume of waste generated by its customers, its revenue growth could be influenced by manufacturing activities which are affected by the global supply and demand, as well as macroeconomic conditions.

(iii)	Commodities Price: The Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals. As such, the prevailing market prices and the demand of these commodities will also determine the Group’s profitability and the sale of each commodity, respectively.

(iv)	Inflation: While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, its financial condition, and results of operations may be adversely affected.

89

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	Change
	(US$)	(US$)	(US$)	(%)
Revenue	6,099,777	6,164,173	(64,396)	-1.0%
Other income	427,147	169,819	257,328	151.5%
Cost of inventory	215,059	(977,619)	1,192,678	122.0%
Logistics costs	(642,423)	(925,225)	(282,802)	-30.6%
Operating expenses	(3,789,227)	(3,466,606)	322,621	9.3%
Finance expense	(350,145)	(388,717)	(38,572)	-9.9%
Depreciation and amortization	(2,720,774)	(2,354,839)	365,935	15.5%
Listing expenses	-	(93,067,324)	93,067,324	100.0%
Loss before income tax	(760,586)	(94,846,338)	94,085,752	99.2%
Income tax credit/(expense)	127,329	(133,000)	142,315	195.7%
Net loss	(633,257)	(94,979,338)	94,228,067	99.3%

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprises the disposal fees it charges its customers for waste collection and disposal services. The Group’s revenue decreased slightly by approximately US$64,000 or -1.0% from approximately US$6.2 million for the year ended December 31, 2023 (“FY2023”) to approximately US$6.1 million for the year ended December 31, 2024 (“FY2024”). This was mainly due to the decrease in collection and treatment of chemical waste which decreased by approximately US$87,000 and lower sales of circular products which decreased by approximately US$260,000. The decrease in the revenue from the above was mitigated by higher revenue from the collection and treatment of solid hazardous wastes which increased by approximately US$354,000 during the period ended December 31, 2024.

The decrease in sales of circular products was primarily attributable to the decrease in sales of base metals which decreased by approximately US$1.1 million (-51.3%) from approximately US$2.1 million in the previous financial year to approximately US$1.0 million for the year ended December 31, 2024.

Other Income

The Group’s other income is mainly comprised of (i) foreign exchange gain, and (ii) write-back of deferred underwriting fees payable. The following table sets out the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Foreign exchange gain	251,897	-	251,897	nm
Interest income	7	18,308	(18,301)	-100.0%
Government grants	21,779	42,819	(21,040)	-49.1%
Grant from AEPW1	-	72,000	(72,000)	-100.0%
Warehousing and logistic services	-	36,357	(36,357)	-100.0%
Write-back of deferred underwriting fees payable	153,125	-	153,125	nm
Others	339	335	4	1.2%
	427,147	169,819	257,328	151.5%

nm : not meaningful

90

1The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

The Group’s other income increased by approximately US$257,000 (>100.0%) from approximately US$170,000 for the year ended December 31, 2023 to approximately US$427,000 for the year ended December 31, 2024. The increase was primarily attributable to (i) foreign exchange gain which increased by approximately US$251,000 in FY2024 compared to the prior financial year, and (ii) the write-back of deferred underwriting fees of approximately US$153,000. The increase in Other Income for the financial year ended December 31, 2024 was offset mainly by a decrease in grants from AEPW and a decrease in warehousing and logistics services which decreased by approximately US$72,000 and US$36,000, respectively.

Cost of Inventory

The Group’s cost of inventory mainly represents costs and expenses attributable to the provision of its circular products and consists of costs arising from the change in inventory balances, the purchase of inventory and costs related to lab sampling and analysis. The Group’s cost of inventory decreased by approximately US$1.2 million (>100%) due mainly to positive movements in closing inventory balance and lower cost of raw materials. The positive inventory movements resulted mainly from the Group gearing up its production for the following:

1) In FY2024, the Group secured purchase orders to supply regenerated calcium hydroxide to one of its major customers, STMicro. This calcium hydroxide is produced from waste collected from another customer;

2) Treatment of chemical wastes collected to extract palladium for sale.

Logistics Costs

The Group’s logistics costs represent costs attributable to the collection of waste and the delivery of its circular products. The Group’s logistics costs decreased by approximately US$283,000 or 30.6% from approximately US$925,000 for the year ended December 31, 2023 to approximately US$642,000 for the year ended December 31, 2024. This is mainly due to reductions in packaging materials as the Group embarked on stricter cost controls and initiatives to reuse packaging materials.

Operating Expenses

The Group’s operating expenses mainly comprise employee benefits expense and other operating expenses. The Group’s operating expenses increased by approximately US$323,000 or 9.3%, from approximately US$3.5 million for the year ended December 31, 2023 to approximately US$3.8 million for the year ended December 31, 2024, primarily attributable to the increase in insurance expenses and professional fees which increased by approximately US$205,000 and US$524,000, respectively. The increase in insurance expenses in FY2024 is mainly due to the impact of a full year’s premium of the D&O insurance as compared to four months in FY2023. Increase in professional fees were mainly attributable to higher accounting and legal fees incurred post Business Combination.

Finance Expense

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Interest expenses:
- Lease liabilities	53,725	55,934	(2,209)	3.9%
- Borrowings	249,284	284,112	(34,828)	-12.3%
- Loans from Directors	47,136	48,671	(1,535)	-3.2%
	350,145	388,717	(38,572)	-9.9%

The Group’s finance expense decreased by approximately US$39,000 from approximately US$389,000 in the year ended December 31, 2023 to approximately US$350,000 (-9.9%) in FY2024. This was mainly due to lower interest expense on borrowings which decreased by approximately US$35,000 as loan interest is calculated on a reducing balance basis

91

Depreciation and Amortization

The Group’s depreciation and amortization expense in FY2024 increased by approximately US$367,000 (15.5%) mainly due to a higher intangible assets balance that increased amortization expense by approximately US$266,000.

Listing expense

Listing expenses are non-recurring expenses incurred in connection with the Business Combination and are as follows:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Share issued as consideration	-	67,641,500	(67,641,500)	-100%
Net assets of SPAC	-	(590,526)	590,526	-100%
Revaluation of FPA	-	24,241,261	(24,241,261)	-100%
Professional fees	-	1,680,198	(1,680,198)	-100%
Printing, courier, and others	-	94,891	(94,891)	-100%
	-	93,067,324	(93,067,324)	-100%

Net Loss

As a result of the foregoing, the Group’s net loss after taxation for the year ended December 31, 2024 was reduced by approximately US$94.3 million (-99.3%) from approximately US$95.0 million to approximately US$633,000 as compared with the same period last year.

Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the years ended December 31, 2024 and 2023, EBITDA consisted of the following:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Loss before income tax	(760,586)	(94,846,338)	(94,983,744)	-100.1%
Finance expense	350,145	388,717	(365,935)	-15.5%
Depreciation and amortization	2,720,774	2,354,839	(38,572)	-9.9%
EBITDA	2,310,333	(92,102,782)	95.311.107	-103.5%
add : non-recurring listing expenses	-	93,067,324	(93,067,324)	-100.0%
	2,310,333	964,542	2,243,783	232.6%

*Non-recurring expenses mainly relate to expenses incurred for the Business Combination

92

EBITDA is a financial measure that is not calculated in accordance with IFRS, as issued by the IASB. The Group’s management uses EBITDA (i) as a measure of operating performance, (ii) for planning and forecasting in future periods, and (iii) in communications with the Group’s board of directors concerning the Group’s financial performance. The Group’s presentation of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation and should not be used by investors as a substitute or alternative to net income or any measure of financial performance calculated and presented in accordance with IFRS, as issued by the IASB. Instead, the Group’s management believes EBITDA should be used to supplement the Group’s financial measures derived in accordance with IFRS, as issued by the IASB, to provide a more complete understanding of the trends affecting the business.

Liquidity and Capital Resources

ESGL was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of December 31, 2024. The Group’s consolidated assets and liabilities, consolidated revenue and net income are primarily the operation results of its subsidiary in Singapore. The Group has another operating subsidiary in Malaysia, ESG Chemicals Sdn Bhd (“ESGC”), that commenced operations in December 2024. ESGC’s contribution to the Group’s operating results were not significant in the financial year ended December 31, 2024. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of ordinary shares, (ii) cash generated by operations, (iii) loans from Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

As of December 31, 2024, the Group’s working capital was approximately negative US$7.0 million, an approximately US$6.8 million (49.3%) improvement compared to working capital as of December 31, 2023. The Group’s cash and cash equivalents as of December 31, 2024 amounted to approximately US$635,000, and it has current assets of approximately US$2.1 million and current liabilities of US$9.1 million. The negative working capital was primarily attributable to the classification of certain bank loan balances of approximately US$4.3 million as current liabilities due to clauses in the loan agreements that allow the banks to demand immediate repayment even though they were not due for repayment.

The following table illustrates the maturity profile of the Group’s borrowings:

	As of December 31,
	2024 (US$)	2023 (US$)
Within 1 year or on demand	2,928,509	3,233,637
Between 1 year and 2 years	1,390,673	2,544,842
Total	4,319,182	5,778,479

93

Interest rates for the Group’s borrowings range from a fixed rate of 2% and 2.5% per annum to a floating rate of up to 2% above the lending bank’s cost of funds on a reducing balance basis. The Group’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures.

The capital expenditure contracted for as of December 31, 2023 and 2024 but not recognized in the financial statements were approximately US$1.3 million.

Based on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating and fund raising activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months. The Group’s future working capital requirements will depend on many factors, including the rate of its revenue growth, its introduction of new products and processes, and its expansion of sales and marketing and product development activities. To the extent that the Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, the Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. The Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all.

Cash Flows for the Years Ended December 31, 2024 and 2023

The following summarizes the key components of the Group’s cash flows for the years ended December 31, 2023 and 2024:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Net cash (used in)/generated from operating activities	(3,111,587)	5,282,766
Net cash used in investing activities	(2,019,272)	(2,019,189)
Net cash generated from/(used in) financing activities	5,398,980	(3,149,215)
Net increase in cash and bank balances	268,121	114,362

94

Operating Activities

For the year ended December 31, 2024, approximately US$3.1 million was used for the Group’s operating activities. This was mainly due to the settlement of deferred underwriting fees amounting to approximately US$2.8 million and settlement of trade and other payables consisting mainly of contract liabilities of approximately US$1.1 million. Higher trade receivables and inventory balances as at December 31, 2024 also contributed to the net cash used in operating activities although this was partially offset by the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.7 million.

For the year ended December 31, 2023, the Group generated net cash from operating activities of approximately US$5.3 million despite a loss before income tax of approximately US$94.8 million. The significant loss before taxation was mainly due to listing expense of US$93.1 million and primarily arose from the accounting effects of the acquisition of GUCC and has no impact on operational cash flows. Net cash generated from operating activities was primarily attributable to (i) positive cash inflows after the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.4 million, and (ii) the overall improvements in working capital.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2024 and 2023 were approximately US$2.0 million and in FY2024, were primarily attributable to (i) the purchase property, plant and equipment amounting to approximately US$305,000 (2023: US$651,000), and (ii) the addition of intangible assets amounting to approximately US$1.7 million (2023: US$1.4 million).

Financing Activities

During the year ended December 31, 2024, the Group issued shares to investors and received US$7.5 million in funds raised. This cash inflow was offset by repayment of bank borrowings, interest, payments for share issuance expenses and lease repayments amounting to approximately US$2.1 million, resulting in net cash provided by financing activities of approximately US$5.4 million.

Net cash used in financing activities was approximately US$3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) the repayment of approximately US$3.8 million of bank borrowings, (ii) the settlement of approximately US$3.2 million of promissory note to shares, (iii) the repayment of approximately US$186,000 of lease liabilities, and (iv) the payment of approximately US$389,000 of interest, which was partially offset by the share issuance of approximately US$754,000 and the draw down of bank borrowings of approximately US$3.6 million.

Trade Receivables

The Group’s trade receivables increased by approximately US$222,000 from approximately US$461,000 as of December 31, 2023 to approximately US$684,000 as of December 31, 2024.

95

The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Less than 30 days	96,741	44,543
30 to 90 days	20,412	15,214
	117,152	59,757

As of December 31, 2024, the Group’s trade receivables that are past due but not impaired amounted to approximately US$117,000. These trade receivables were all subsequently settled as of date of this report.

The following table sets out the Group’s average trade receivables turnover days for the periods indicated:

Average Trade Receivables Turnover Days
As of December 31, 2024	34
As of December 31, 2023	25

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 34 and 25 as of December 31, 2024 and 2023, respectively. The increase in the Group’s average trade receivables turnover days as of December 31, 2024 as compared to 2023 was mainly attributable to the increased sales from the provision of waste disposal services to multi-national companies which generally require an average credit term of 60 days.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the 2024 financial year, 76.3% of the total trade receivables were from three of the Group’s largest customers. In 2023, 48.0% of the total trade receivables were from three of the Group’s largest customers.

96

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	For the Year Ended December 31,
	2024 (US$)	2023 (US$)
At January 1	46,768	46,768
Foreign exchange adjustment	923	-
At December 31	47,691	46,768

Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days.

There were no significant changes to the Group’s trade payables balance for the two financial years under review.

97

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Current	221,254	192,282
Non-current	1,926,702	1,974,524
	2,147,956	2,166,806

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$19,000 from approximately US$2.2 million as of December 31, 2023 to approximately US$2.1 million as of December 31, 2024. The reduction in lease liabilities arising from lease repayments in FY2024 was mitigated by the addition of a new lease for the warehouse in Malaysia, resulting in a modest decrease in overall lease liabilities.

Capital Commitments

During the years ended December 31, 2024 and 2023, the Group incurred capital expenditures mainly for the procurement of property, plant and equipment. The following table sets out the Group’s capital expenditures contracted for as of December 31, 2024 and 2023 but not recognized in the financial statements:

	As of December 31,
	2024 (US$)	2023 (US$)
Property, plant and equipment	1,312,753	1,328,306

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

98

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates, assumptions and judgments, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors, including expectations of future events, that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on the Group’s consolidated financial statements. While the Group’s significant accounting policies are more fully described in the notes to its consolidated financial statements appearing elsewhere in this report, the Group believes that the following accounting policies and estimates are critical to the process of making significant judgments and estimates in the preparation of the Group’s financial statements and understanding and evaluating its reported financial results.

Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a) Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b) Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

(c) Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

99

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

Critical accounting estimates and assumptions

(a)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of December 31, 2024 was US$20,762,483 (as of December 31, 2023: US$21,786,365).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of December 31, 2024 was US$440,194 (as of December 31, 2023: US$64,184).

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

100

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as of December 31, 2024 was US$683,939 (as of December 31, 2023: US$461,497).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of December 31, 2024 was US$2,977,311 (as of December 31, 2023: US$2,381,465).

The Group’s internally generated intangible assets consist of software development projects. These include an inventory management system, a proprietary software for tracking real time used catalytic converters to facilitate buying and selling decisions, a database to facilitate reporting, analysis and certification in its laboratory, a thermal treatment and desiccation system, an acid treatment and renewal system and a system to convert waste plastics to oil. These intangible assets were developed to improve efficiency, increase productivity and generate circular products. The costs incurred for each project consist principally of the salaries of the employees working directly on the projects and include time to develop business requirements, programming and coding, software architecture design and version deployment and testing.

101

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial data presents the combination of the financial information of ESGL and DT to give effect to the Acquisition and related transactions and is provided to aid you in your analysis of the financial aspects of the Acquisition, which is referred to as the “Transactions.”

The unaudited pro forma condensed combined financial statements are based on the ESGL historical financial statements and DT historical financial statements as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined statements of financial position gives pro forma effect to the Transactions as if they had been consummated on December 31, 2024. The unaudited pro forma condensed combined statements of comprehensive income for year ended December 31, 2024 gives effect to the Transactions as if they had occurred on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

The unaudited pro forma condensed combined statements of financial position as of December 31, 2024 has been prepared using, and should be read in conjunction with, the following:

●	ESGL’s audited consolidated statements of financial position as of December 31, 2024 and the related notes included in ESGL’s current report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025 (“ESGL 20-F”); and

●	DT’s unaudited consolidated statements of financial position as of December 31, 2024 and the related notes included in the unaudited financial statements on May 13, 2025.

The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2024 has been prepared using, and should be read in conjunction with, the following:

●	ESGL’s audited consolidated statement of comprehensive income for the year ended December 31, 2024 and the related notes included in the ESGL 20-F; and

●	DT’s unaudited consolidated statement of comprehensive for the year ended December 31, 2024 and the related notes included in the unaudited financial statements on May 13, 2025.

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of ESGL. This information should be read together with ESGL’s and DT’s financial statements and related notes thereto, and other financial information included in the Proxy Statement, including the Acquisition Agreement and the descriptions of certain items thereof set forth in the Proxy Statement.

Description of the Acquisition

On February 26, 2024, ESGL, DT and certain of DT’s shareholders entered into the Acquisition Agreement (the “Agreement”), pursuant to which ESGL will merge with and into DT, with DT surviving as a wholly-owned subsidiary of ESGL in which ESGL will continue as public corporation after the Closing (collectively, the “Acquisition”).

102

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by ESGL at the closing of the Business Combination to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

Accounting for the Acquisition

The Acquisition is expected to be accounted for as a “reverse acquisition” in accordance with International financial reporting standards. Under this method of accounting, ESGL will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Acquisition will be treated as the equivalent of DT issuing stock for the net assets of ESGL, accompanied by a reverse acquisition. The net assets of ESGL will be stated at historical cost. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the reverse acquisition.

This determination is primarily based on the fact that subsequent to the Acquisition, DT’s stockholders are expected to have a majority of the voting power of the Combined Company, DT will comprise substantially (?) all of the ongoing operations of the Combined Company, DT directors will be the governing body of the Combined Company. Accordingly, for accounting purposes, the Acquisition will be treated as the equivalent of DT issuing shares for the net assets of ESGL, accompanied by a reverse acquisition. The net assets of ESGL will be stated at historical costs. Goodwill will be recorded for the amount of consideration paid for the Acquisition that is in excess of the net assets of ESGL.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included herein has been prepared using the assumptions below:

●	Assuming both FY2025 and FY2026 Performance Target do not meet (Scenario 1): This presentation assumes that the DT Group do not meet both FY2025 Performance Target and FY2026 Performance Target;

●	Assuming only FY2025 Performance Target has been met (Scenario 2): This presentation assumes that the DT Group met only FY2025 Performance Target and do not meet FY2026 Performance Target;

●	Assuming only FY2026 Performance Target has been met (Scenario 3): This presentation assumes that the DT Group met only FY2026 Performance Target and do not meet FY2025 Performance Target;

●	Assuming both FY2025 and FY2026 Performance Target have been met (Scenario 4): This presentation assumes that the DT Group met both FY2025 Performance Target and FY2026 Performance Target;

103

ESGL HOLDINGS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the period ended December 31, 2024	December 31, 2024		Scenario 1			Scenario 2
	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
	US$	US$	US$		US$	US$	Note	US$

Revenue	6,099,777	-			6,099,777			6,099,777

Other income	427,147	275,859			703,006			703,006

Cost of inventory	215,059	-			215,059			215,059

Logistics costs	(642,423)	-			(642,423)			(642,423)

Depreciation of property, plant and equipment	(1,602,096)	-			(1,602,096)			(1,602,096)

Amortization of intangible assets	(1,118,678)	-			(1,118,678)			(1,118,678)

Employee benefits expense	(1,388,796)	-			(1,388,796)			(1,388,796)

Finance expense	(350,145)	(97,514)			(447,659)			(447,659)

Other operating expenses	(2,400,431)	(10,415,793)	(215,000)	[B]	(13,031,224)	(215,000)	[B]	(13,031,224)

Loss before income tax	(760,586)	(10,237,448)			(10,998,034)			(10,998,034)

Income tax credit/(expense)	127,329	-			127,329			127,329

Net loss and comprehensive loss	(633,257)	(10,237,448)			(10,870,705)			(10,870,705)

104

ESGL HOLDINGS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the period ended December 31, 2024	December 31, 2024		Scenario 3			Scenario 4
	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
	US$	US$	US$		US$	US$		US$

Revenue	6,099,777	-			6,099,777			6,099,777

Other income	427,147	275,859			703,006			703,006

Cost of inventory	215,059	-			215,059			215,059

Logistics costs	(642,423)	-			(642,423)			(642,423)

Depreciation of property, plant and equipment	(1,602,096)	-			(1,602,096)			(1,602,096)

Amortization of intangible assets	(1,118,678)	-			(1,118,678)			(1,118,678)

Employee benefits expense	(1,388,796)	-			(1,388,796)			(1,388,796)

Finance expense	(350,145)	(97,514)			(447,659)			(447,659)

Other operating expenses	(2,400,431)	(10,415,793)	(215,000)	[B]	(13,031,224)	(215,000)	[B]	(13,031,224)

Loss before income tax	(760,586)	(10,237,448)			(10,998,034)			(10,998,034)

Income tax credit/(expense)	127,329	-			127,329			127,329

Net loss and comprehensive loss	(633,257)	(10,237,448)			(10,870,705)			(10,870,705)

105

ESGL HOLDINGS LIMITED	December 31, 2024		Scenario 1			Scenario 2
Consolidated Statement of Financial Position	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
As at December 31, 2024	US$	US$	US$		US$	US$		US$
ASSETS
Current assets					-			-
Cash and cash equivalents	634,882	40,653	200,000	[C]	875,535	200,000	[C]	875,535
Trade and other receivables	1,040,542	2,760,101			3,800,643			3,800,643
Inventories	440,194	5,405,085			5,845,279			5,845,279
Amounts due from related parties	-	149,243			149,243			149,243
	2,115,618	8,355,082			10,670,700			10,670,700

Property, plant and equipment, net	20,762,483	6,495,340			27,257,823			27,257,823
Goodwill	-	-	15,966,496	[A]	15,966,496	13,915,509	[A]	13,915,509
Intangible assets, net	2,977,311	86,664,556			89,641,867			89,641,867
	23,739,794	93,159,896			132,866,186			130,815,199

Total assets	25,855,412	101,514,978			143,536,886			141,485,899

LIABILITIES
Current liabilities
Trade and other payables	4,449,950	8,087,191	(215,000)	[B]	12,322,141	(215,000.00)	[B]	12,752,141
Contract liabilities	-	78,092,757			78,092,757			78,092,757
Lease liabilities	221,254	-			221,254			221,254
Amounts due to related parties	-	13,552,699			13,552,699			13,552,699
Amounts due to a member	-	9,000			9,000			9,000
Borrowings	4,319,182	4,181,717			8,500,899			8,500,899
Deferred underwriting fee payable	-	-			-			-
Tax liabilities	92,211	-			92,211			92,211
	9,082,597	103,923,364			112,790,961			113,220,961

Non-current liabilities
Lease liabilities (non-current)	1,926,702	-			1,926,702			1,926,702
Borrowings (non-current)	-	-			-			-
Deferred tax liabilities	133,000	-			133,000			133,000
	2,059,702	-			2,059,702			2,059,702

Total liabilities	11,142,299	103,923,364			114,850,663			115,280,663

Net assets	14,713,113	(2,408,386)			28,686,223			26,205,236

EQUITY
Share Capital	13,616	1,000	104,182	[A][C]	118,798	109,182.00	[A]	123,798
Preference shares	-	45,000,000	(45,000,000)	[A][C]	-	(45,000,000.00)	[C]	-
Accumulated losses	(100,619,185)	(46,045,040)	100,404,185	[A][B]	(45,830,040)	100,834,185.00	[A][B]	(46,260,0400)
Other reserves	3,422,799	-	(3,422,799)	[A]	-	(3,422,799.00)	[A]	-
Share premium reserve	97,047,941	-	(21,286,130)	[A]	75,761,811	(23,342,117.00)	[A]	73,705,824
Exchange Reserves	(123,198)	(1,364,346)	123,198	[A]	(1,364,346)	123,198.00	[A]	(1,364,346)
Revaluation Surplus	14,971,140	-	(14,971,140)	[A]	-	(14,971,140.00)	[A]	-
Total equity	14,713,113	(2,408,386)	15,951,496		28,686,223	14,330,509.00		26,205,236

106

ESGL HOLDINGS LIMITED	December 31, 2024		Scenario 3			Scenario 4
Consolidated Statement of Financial Position	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
As at December 31, 2024	US$	US$	US$		US$	US$		US$
ASSETS
Current assets					-			-
Cash and cash equivalents	634,882	40,653	200,000	[C]	875,535	200,000.00	[C]	875,535.00
Trade and other receivables	1,040,542	2,760,101			3,800,643			3,800,643.00
Inventories	440,194	5,405,085			5,845,279			5,845,279.00
Amounts due from related parties	-	149,243			149,243			149,243.00
	2,115,618	8,355,082			10,670,700			10,670,700.00

Property, plant and equipment, net	20,762,483	6,495,340			27,257,823			27,257,823.00
Goodwill	-	-	13,915,509	[A]	13,915,509	12,050,976	[A]	12,050,976.00
Intangible assets, net	2,977,311	86,664,556			89,641,867			89,641,867.00
	23,739,794	93,159,896			130,815,199			128,950,666.00

Total assets	25,855,412	101,514,978			141,485,899			139,621,366.00

LIABILITIES
Current liabilities
Trade and other payables	4,449,950	8,087,191	(215,000.00)	[B]	12,752,141	(215,000)	[B]	12,752,141
Contract liabilities	-	78,092,757			78,092,757			78,092,757.00
Lease liabilities	221,254	-			221,254			221,254.00
Amounts due to related parties	-	13,552,699			13,552,699			13,552,699.00
Amounts due to a member	-	9,000			9,000			9,000.00
Borrowings	4,319,182	4,181,717			8,500,899			8,500,899.00
Deferred underwriting fee payable	-	-			-			-
Tax liabilities	92,211	-			92,211			92,211.00
	9,082,597	103,923,364			113,220,961			113,220,961

Non-current liabilities
Lease liabilities (non-current)	1,926,702	-			1,926,702			1,926,702
Borrowings (non-current)	-	-			-			-
Deferred tax liabilities	133,000	-			133,000			133,000
	2,059,702	-			2,059,702			2,059,702

Total liabilities	11,142,299	103,923,364			115,280,663			115,280,663

Net assets	14,713,113	(2,408,386)			26,205,236			24,340,703

EQUITY
Share Capital	13,616	1,000	109,182.00	[A]	123,798	114,182.00	[A]	128,798.00
Preference shares	-	45,000,000	(45,000,000.00)	[C]	-	(45,000,000.00)	[C]	-
Accumulated losses	(100,619,185)	(46,045,040)	100,834,185.00	[A][B]	(46,260,040)	100,404,185	[A][B]	(46,260,040)
Other reserves	3,422,799	-	(3,422,799.00)	[A]	-	(3,422,799.00)	[A]	-
Share premium reserve	97,047,941	-	(23,342,117.00)	[A]	73,705,824	(25,211,650.00)	[A]	71,836,291.00
Exchange Reserves	(123,198)	(1,364,346)	123,198.00	[A]	(1,364,346)	123,198.00	[A]	(1,364,346.00)
Revaluation Surplus	14,971,140	-	(14,971,140.00)	[A]	-	(14,971,140.00)	[A]	-
Total equity	14,713,113	(2,408,386)	14,330,509.00		26,205,236	12,035,976		24,340,703

107

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Financial Position and Statements of Comprehensive Income

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of financial position and statements of comprehensive income for the year ended December 31, 2024 are as follows:

[A] Represented the adjustment to record goodwill from the preliminary purchase price allocation resulting from the Acquisition.

	Scenario 1	Scenario 2	Scenario 3	Scenario 4

Consideration effectively transferred	43,070,727	41,019,740	41,019,740	39,155,207
Less:
Net recognized values of ESGL’s identifiable assets and liabilities
Current assets	2,115,618	2,115,618	2,115,618	2,115,618
Non-current assets	23,739,794	23,739,794	23,739,794	23,739,794
Current liabilities	(9,082,597)	(9,082,597)	(9,082,597)	(9,082,597)
Non-current liabilities	(2,059,702)	(2,059,702)	(2,059,702)	(2,059,702)
Fair value of outstanding warrants	12,391,118	12,391,118	12,391,118	12,391,118

Goodwill	15,966,496	13,915,509	13,915,509	12,050,976

[B] Represented an adjustment to accrue $215,000 transaction cost under Acquisition.

[C] Represented conversion of preference shares prior to the Acquisition.

	Scenario 1	Scenario 2	Scenario 3	Scenario 4

Net loss and comprehensive loss for combined entity	(10,870,705)	(10,870,705)	(10,870,705)	(10,870,705)

Weighted average shares outstanding – basic and diluted	1,026,029,785	1,026,029,785	1,026,029,785	1,026,029,785

Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

108

DESCRIPTION OF ESGL’S SECURITIES

ESGL is a Cayman Islands company and its affairs are governed by our Amended and Restated Memorandum and Articles of Association, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

ESGL currently has a single class of issued Ordinary Shares, which have identical rights in all respects and rank equally with one another.

Ordinary Shares

The following includes a summary of the terms of the Ordinary Shares based on our Amended and Restated Memorandum and Articles of Association and Cayman Islands law. According to our Amended and Restated Memorandum and Articles of Association, the authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares of par value of $0.0001 each.

General. ESGL’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, with a par value of US$0.0001 each. All of ESGL’s issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. ESGL may not issue share to bearer. ESGL’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

Dividends. Subject to the Companies Act and our Amended and Restated Articles of Association and except as otherwise provided by the rights attached to any ESGL’s shares, ESGL’s directors may resolve to pay dividends and other distributions on ESGL’s shares in issue and authorise payment of the dividends or other distributions out of the funds of ESGL lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which ESGL’s directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realised or unrealised profits of ESGL, out of the share premium account or as otherwise permitted by law.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in our Amended and Restated Articles of Association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by ESGL’s Board of Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

109

If the Ordinary Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Amended and Restated Articles of Association on terms that one cannot be transferred without the other, the ESGL’s directors shall refuse to register the transfer of any such Ordinary Share without evidence satisfactory to them of the like transfer of such right, option or warrant.

Redemption, Repurchase and Surrender of Ordinary Shares. Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

The Directors may accept the surrender for no consideration of any fully paid Share.

Variations of Rights of Shares. Subject to Amended and Restated Articles of Association, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

Inspection of Books and Records. Holders of Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of ESGL’s list of shareholders or its corporate records. However, ESGL will provide its shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Issuance of Additional Shares. Subject to the provisions, if any, in our Amended and Restated Memorandum of Association (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and the Amended and Restated Articles of Association) vary such rights.

110

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

111

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that every ESGL’s director and officer (which for the avoidance of doubt, shall not include auditors of ESGL), together with every ESGL’s former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of ESGL against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under ESGL’s Amended and Restated Articles of Association unless or until a court of competent jurisdiction shall have made a finding to that effect.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

112

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Articles of Association provide that a resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of ESGL’s members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of ESGL duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles of Association provide that our members’ requisition is a requisition of ESGL’s members holding at the date of deposit of the requisition not less than one-third in par value of the issued ESGL’s shares which as at that date carry the right to vote at general meetings of ESGL.

113

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, directors may be removed by an ordinary resolution of our members.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Amended and Restated Articles of Association, if ESGL shall be wound up the liquidator may, subject to the rights attaching to any ESGL’s shares and with the approval of a special resolution of ESGL and any other approval required by the Companies Act, divide amongst ESGL’s members in kind the whole or any part of the assets of ESGL (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

114

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liability under Cayman Islands Law

Maples and Calder (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state or other territory of the United States of America; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

Maples and Calder (Cayman) LLP has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Data Protection in the Cayman Islands - Privacy Notice

This privacy notice explains the manner in which the Company collects, processes, and maintains personal data about investors of our Company pursuant to the Data Protection Act (2021 Revision) of the Cayman Islands, as amended from time to time, and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

Our Company is committed to processing personal data in accordance with the DPA. In its use of personal data, our Company will be characterized under the DPA as a ‘data controller’, whilst certain of our Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

115

This privacy notice puts our shareholders on notice that, by virtue of making an investment in our Company, our Company and certain of our Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for our Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

Our Company will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals, and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

116

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is +1 (212) 509-4000.

Warrants

Set forth below is also a description of the Warrants that are issued and outstanding.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the warrant agreement attached as Exhibit 4.3 to this registration statement.

Each Warrant assumed at Closing entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per full share. ESGL will not issue fractional shares. The Warrants became exercisable on August 2, 2023, and will expire on August 2, 2028.

ESGL may redeem the outstanding Public Warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of the Ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before ESGL sends the notice of redemption, and

●	if, and only if, there is a current registration statement in effect with respect to the Ordinary Shares underlying the Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and ESGL issues a notice of redemption, each warrant holder can exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 trigger price as well as the $11.50 Warrant exercise price per full share after the redemption notice is issued and not limit ESGL’s ability to complete the redemption.

If ESGL calls the Public Warrants for redemption as described above, the management will have the option to require all warrant holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each Warrant holder would pay the exercise price by surrendering the whole Public Warrant for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the Warrant holders. Whether ESGL will exercise its option to require all Warrant holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of the Ordinary Shares at the time the Public Warrants are called for redemption, ESGL’s cash needs at such time and concerns regarding dilutive share issuances.

117

Enforceability of Civil Liability under Hong Kong Law

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money; (2) made by a court of competent jurisdiction over the parties and the subject matter; (3) between the same parties on an identical issue; (4) final and conclusive on the merits; and (5) not impeachable according to the rules on conflicts of laws of Hong Kong. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; or (c) its enforcement or recognition would be contrary to the public policy of Hong Kong. It will be costlier and more time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, the applicant will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which the applicant will be required to (i) engage a local counsel to facilitate or prepare the Application; and (ii) go through the standard litigation process to sue on the judgment as a debt.

Enforceability of Civil Liability under Singapore Law

It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is (i) from a court of competent jurisdiction in the United States and (ii) final and conclusive on the merits under the laws of the United States. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors or Executive Officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

118

TRADING MARKET AND DIVIDENDS

ESGL

ESGL’s ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “ESGL,” and “ESGLW,” respectively. We have applied to list the ordinary shares and the warrants of the Combined Company on the Nasdaq Capital Market under the symbols “OIO” and “OIOWW,” respectively, in connection with the Acquisition. ESGL cannot assure that the ordinary shares and warrants of the Combined Company will be approved for listing on the Nasdaq Capital Market.

ESGL’s Dividend Policy

ESGL has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the Acquisition. The payment of cash dividends in the future will be dependent upon ESGL’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the Combined Company’s board of directors. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

DT

Information regarding DT is not provided because there is no public market for DT’s ordinary shares.

The Combined Company

Dividend Policy

Following completion of the Acquisition, the Combined Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Combined Company retain its earnings for use in business operations and accordingly, we do not anticipate Combined Company’s board of directors declaring any dividends in the foreseeable future.

119

ESGL’S DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

ESGL’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position(s)
Quek Leng Chuang	59	Chief Executive Officer and Chairman
Ho Shian Ching	56	Chief Financial Officer
Law Beng Hui	50	Chief Growth and Sustainability Officer and Director
Lee Meng Seng	56	Chief Operating Officer
Anita Pushparani Dorett(1)	58	Independent Director
Lim Boon Yew Gary(1)	51	Independent Director
Yap Chin Yee Richard(1)	59	Independent Director
Ernest Fong(1)	54	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Quek Leng Chuang has served as ESGL’s Chief Executive Officer and Chairman of the Board since August 2023 and as ESA’s Chief Executive Officer since December 2020. Mr. Quek founded ESA in May 1999 and has since served as its director and chairman since that time. From June 1996 to January 1997, Mr. Quek served as an operations manager of Green Singapore Pte Ltd, a waste paper recycling and industrial commercial solid waste recycling company. From February 1997 to December 1998, Mr. Quek served as an operations engineer at Eco Industrial Environmental Engineering Pte Ltd, an environmental engineering firm with particular focus on solid waste recovery facilities. Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve till 2016, and attained the rank of Lieutenant Colonel. Mr. Quek received a Bachelor of Engineering (Chemical Engineering) from the National University of Singapore in 1990, and a Master of Business Administration from Leicester University in 1996. We believe Mr. Quek’s wealth of industry experience qualifies him to serve on our Board.

Ho Shian Ching has served as ESGL’s Chief Financial Officer since August 2023. From January 2015 to May 2022, Mr. Ho served as the financial controller of ETH Enterprises Pte Ltd, a leading manufacturer of quality timber products. From May 2007 to May 2017, Mr. Ho served as the Chief Financial Officer of Fujian Zhenyun Plastics Industry Co., Ltd (SGX:5KT), a company principally engaged in research and development and manufacturing of plastic pipes and fittings. From January 2005 to February 2007, Mr. Ho served as the group financial controller of China Great Land Holdings Ltd (SGX:D50), an investment holding company. From March 2004 to January 2005, Mr. Ho served as company secretary, director and financial controller of Planet Fitness Co., Pte Ltd, a fitness gym company. From January 2001 to January 2004, Mr. Ho served as the commercial manager of Hanson Building Materials (S) Pte Ltd, a building materials company. From September 1999 to December 2000, Mr. Ho served as the internal auditor for NatSteel Electronics Ltd, a leading electronic manufacturer which offered box-building and related services. From December 1995 to July 1999, Mr. Ho was an external auditor with KPMG LLP, an audit firm, where he primarily performed statutory audits. Mr. Ho is a member of CPA Australia and is a Chartered Accountant of Singapore CA. Mr. Ho received a Bachelor of Commerce from Murdoch University in 1995.

Law Beng Hui has served as ESGL’s director and Chief Growth and Sustainability Officer since August 2023 and as ESA’s Chief Growth and Sustainability Officer and director since December 2020 and January 2021, respectively. Mr. Law co-founded NewOil Solutions Pte Ltd in July 2020, a chemical recycling company. Mr. Law is an Internationally Certified Practicing Management Consultant registered with Singapore Business Advisors and Consultants Council (SBACC). He currently sits on the board of consultants for Diageo plc’s carbon neutral whisky distillery investment in China and has taken on various leadership positions at Diageo plc since June 2011. From January 2005 to August 2008, Mr. Law served as regional client services director at Young and Rubicam Brands Ltd, one of the advertising groups owned by WPP plc (LON:WPP), an advertising and media conglomerate. Mr. Law received a Bachelor of Business Administration from the National University of Singapore in 1999 and an Executive Master of Business Administration from INSEAD Business School in 2021. We believe Mr. Law’s extensive experience qualifies him to serve on the Board, including his over 20 years of experience in business strategy, brand portfolio and marketing management at leading consumer packaged goods companies and advertising agencies, working across global and regional markets.

120

Lee Meng Seng has served as ESGL’s Chief Operating Officer since August 2023 and served as ESA’s Chief Operating Officer since August 2022. From June 2019 to June 2022, Mr. Lee served various roles with SembWaste Pte Ltd., a subsidiary of Sembcorp (SGX:U96) that primarily engages in solid waste management. Mr. Lee first joined SembWaste Pte Ltd as the Head of Operations Hub, and was later promoted to Head of Operations in 2021 and the Head of Maintenance of its maintenance department and the Head of Risk and Compliance in 2022. From June 2018 to March 2019, Mr. Lee was the Head of Operations of Global Ritz Protection Pte Ltd., a private security systems and management company in Singapore. Prior to that, Mr. Lee was re-enlisted and has served at the Singapore Armed Forces for almost 20 years since 1998 with his last appointment as the Head of Division/Brigade Training Branch and Deputy Head Civil Military Relations Training Centre. From April 1996 to June 1998, Mr. Lee was the Director of Operations at Edra Creations and Renovation, an interior design service provider in Singapore. Mr. Lee graduated in 1988 with an Advanced Certificate from Singapore-Cambridge General Certificate of Education.

Anita Pushparani Dorett has served as ESGL’s independent director since August 2023. Since September 2018, Ms. Dorett has worked with the Investor Alliance for Human Rights, an initiative of the Interfaith Center on Corporate Responsibility. Ms. Dorett took on the leadership role of director of the Investor Alliance since January 2021, providing support to investors on international laws and standards in relation to human rights risks and developing programs, tools and guidance for investors, to inform and advance their responsibility to respect human rights. From January 2015 to June 2017, Ms. Dorett served as Associate General Counsel at International Business Machines Corporation (NYSE: IBM). From October 2009 to December 2014, Ms. Dorett served as legal counsel for Dell Global BV, a computer hardware company, in Singapore and was the global legal lead for Dell Services Business, providing legal advice on regional and global strategy, as well as business planning. From August 1997 to August 2009, Ms. Dorett was employed by British Telecommunications Singapore Pte Ltd, a telecommunications company, as head legal counsel for Southeast Asia and as counsel for mergers and acquisitions in Asia Pacific and Japan. In July 1991, Ms. Dorett qualified as an advocate and solicitor from the Supreme Court of Singapore, and engaged in private legal practice with Wong Partnership. Ms. Dorett received a Bachelor of Laws from the National University of Singapore in 1990 and a Master of Laws from the Columbia University in 2018. We believe Ms. Dorett’s extensive legal experience and tenure serving as legal counsel to multinational corporations qualifies her to serve on the Board.

Lim Boon Yew Gary has served as ESGL’s independent director since August 2023. He is presently an Executive Director in Rockpool Capital Limited. Rockpool Capital is a multi-family office licensed by the Securities and Futures Commission in Hong Kong. He manages the various relationships and advises the families on their wealth management matters. Mr. Lim served as an independent advisory director of A.Plus International Corporation Limited from February 2022 to January 2023. In January 2019, Mr. Lim served as an independent non-executive director and chairman of the remuneration committee of ZACD Group Limited (HKG:8313), an integrated real estate asset manager, although he has since stepped down from this role in June 2023 as part of the scheduled rotation of directors of the firm. Since June 2017, Mr. Lim served as a committee member of the Singapore Chamber of Commerce in Hong Kong. During the period from January 2012 to January 2022, Mr. Lim co-founded A.Plus International Corporation Limited, a financial documentation services company, a subsidiary of A.Plus Group Holdings Limited (HKG: 1841). In addition, Mr. Lim served as the assistant general manager of Toppan Vite Limited, a company providing financial printing services, in Hong Kong from August 2002 to December 2012. Mr. Lim received a Bachelor’s of Engineering in Mechanical Engineering (Honors) from Nanyang Technology University in 1999 and a Master’s of Business Administration from University of Chicago, Booth School of Business in 2008. We believe Mr. Lim’s extensive experience as a founder, executive and a director of publicly-traded companies qualifies him to serve on the Board.

Yap Chin Yee Richard has served as ESGL’s independent director since August 2023. Since June 2020, Dr. Yap has served various board roles with HCA Hospice Care, a charity organization that provides palliative care to patients. Since October 2020, Dr. Yap has served as a council member and a member of the finance and investment committee of Dyslexia Association of Singapore, a charity association that provides learning support for learning differences students. From July 2019 to February 2020, Dr. Yap served in Deloitte Consulting LLP as the subject matter expert on a project for a conglomerate in southeast Asia. From May 2015 to May 2019, Dr. Yap served as chief executive officer of Q Fund Management Ltd., an alternative asset manager licensed under the Securities and Futures Commission of Hong Kong (“SFC”) specializing in fundamental equity investment in Chinese companies, where he oversaw risk, operations, regulatory, and technology matters, and investor relations. From September 2009 to April 2015, Dr. Yap served as managing director of Gemini Capital Ltd., a family office. From March 2009 to September 2009, Dr. Yap served as a consultant of the Bank of China (Hong Kong) Limited (HKG:1988) where he advised the senior management and its board of directors on establishing an offshore asset management business for the group. From April 2008 to January 2009, he served in Nomura International (Hong Kong) Limited as head of structured credit markets in Asia. From August 1994 to March 2008, Dr. Yap served as the managing director of Lehman Brothers and was responsible for sales management in Singapore until December 1999 and in Hong Kong until March 2008. Dr. Yap has obtained licenses for dealing in securities (type 1), advising on securities (type 4), corporate finance (type 6) and asset management (type 9) from the SFC. Dr. Yap further obtained Series 7 qualification from the US National Association of Securities Dealers in 1994. Dr. Yap received a Bachelor of Science in Computer and Information Science from the University of Oregon in 1986, a Master of Business Administration from New York University in 1994 and a Doctor of Business Administration from the City University of Hong Kong in 2018. We believe Dr. Yap’s extensive experience in the banking, investment and charitable giving fields qualifies him to serve on the Board.

121

Ernest Fong has served as ESGL’s independent director since August 2023. Since October 2021, Mr. Fong has been the Asia Pacific CEO of Optimas Capital, an Asian-based Hedge Fund with offices in Hong Kong, Singapore and Taiwan. Mr. Fong joined Credit Suisse in March 1998 and after spending more than 21 years in its Singapore, Taiwan and Hong Kong offices, he retired from Credit Suisse in December 2019. His last position in Credit Suisse was as the Head of Markets Research in Asia Pacific and he was responsible for a team of almost 300 across 14 offices and 12 markets. Prior to Credit Suisse, Mr. Fong was an equity research analyst at Credit Lyonnais Securities Asia from June 1995 to February 1998. Since June 2020, Mr. Fong is also a non-executive director of Vincom Retail, listed in Vietnam, which is part of the Vincom group, the largest privately-owned company in Vietnam. Mr. Fong graduated from National University of Singapore with a Bachelor of Arts degree, majoring in Economics and Statistics. We believe Mr. Fong’s extensive experience in the banking and investment fields qualifies him to serve on the Board.

Board of Directors

The Board consists of six directors, including four independent directors, namely Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. A director is not required to hold any shares in ESGL to qualify as a director.

Board Committees

The Board has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. The compensation committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. The nomination and governance committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. We have adopted a charter for each of these committees that complies with Nasdaq rules. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the audit committee of the Company (the “Audit Committee”). Yap Chin Yee Richard serves as the chair of the Audit Committee. Each of the members of the Audit Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Yap Chin Yee Richard possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is generally responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

122

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the compensation committee of the Company (the “Compensation Committee”). Lim Boon Yew Gary serves as the chair of the Compensation Committee. Each of the members of the Compensation Committee satisfies the independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee is generally responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our Executive Officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is generally responsible for, among other things:

●	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer, evaluating the chief executive officer’s performance at least annually, and determining and approving the chief executive officer’s compensation level based on this evaluation;

●	reviewing and approving the compensation of all other Executive Officers;

●	reviewing, approving and recommending incentive compensation plans and equity-based plans to the Board and shareholders of the Company for approval, and administering the Company’s incentive compensation plans and equity-based plans;

●	reviewing, approving and recommending employment agreements and severance arrangements or plans to the Board for approval;

●	reviewing all Director compensation and benefits for service on the Board and Board committees at least once a year, and recommending any changes to the Board as necessary; and

●	overseeing, in conjunction with the Nominating and Corporate Governance Committee, engagement with shareholders and proxy advisory firms on executive compensation matters.

Nominating and Governance Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the nominating and governance committee of ESGL (the “Nominating and Governance Committee”). Anita Pushparani Dorett serves as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

123

The Nominating and Governance Committee is generally responsible for identifying and proposing new potential director nominees to the Board for consideration and for reviewing our corporate governance policies. The Nominating and Governance Committee is generally responsible for, among other things:

●	determining the qualifications, qualities, skills, and other expertise required to be a Director, and developing and recommending to the Board the criteria to be considered in selecting director nominees for the Board’s approval;

●	identifying and screening individuals qualified to become members of the Board, and considering any director candidates recommended by the Company’s shareholders pursuant to the procedures described in the Company’s annual report;

●	selecting and approving the director nominees to be submitted to a shareholder vote at the shareholders’ annual meeting, subject to approval by the Board;

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, reviewing these principles at least once a year and recommending any changes to the Board;

●	overseeing the Company’s corporate governance practices and procedures, including identifying best practices, and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework;

●	reviewing the Board’s committee structure and composition and to make recommendations to the Board annually regarding the appointment of directors to serve as members of each committee and committee chairmen;

●	if a vacancy on the Board and/or any Board committee occurs, identifying and making recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by shareholders or appointment by the Board;

●	developing and overseeing a Company orientation program for new Directors and a continuing education program for current Directors, periodically reviewing these programs and updating them as necessary;

●	reviewing, approving and overseeing any transaction between the Company and any related person on an ongoing basis in accordance with the Company’s related party transaction approval policy;

●	reviewing and discussing with management disclosure of the Company’s corporate governance practices;

●	developing and recommending to the Board for approval an officer succession plan, to review such succession plan periodically with the chief executive officer, developing and evaluating potential candidates for executive positions, and recommending to the Board any changes to and any candidates for succession under the succession plan.

Duties and Functions of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. The Company has the right to seek damages if a duty owed by any of the directors is breached.

124

Terms of Directors and Officers

ESGL’s officers are appointed by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his or her death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

Employment Agreements

ESGL has entered into employment agreements with each of its executive officers. ESGL also entered into director agreements with each of its directors and indemnification agreements with each of its directors and executive officers.

Executive Officers and Director Compensation

Decisions with respect to the compensation of ESGL’s executive officers, including its named executive officers, will be made by the compensation committee of the Board. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

The compensation for ESGL’s executive officers has the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits are designed to attract and retain senior management talent. ESGL also uses cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

ESGL’s named executive officers’ base salaries in effect will continue to be subject to increases made in connection with ESGL’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee. For the year ended December 31, 2024, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$563,596. For the year ended December 31, 2023, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$445,111.

Annual Bonuses

ESGL uses annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. An annual bonus amounting to US$37,840 was paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2024. No annual bonuses were paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2023.

125

Other Compensation

ESGL continues to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination. ESGL continues to provide its named executive officers with specified perquisites and personal benefits currently provided by ESGH prior to the Business Combination. For the year ended December 31, 2024, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$44,884. For the year ended December 31, 2023, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$35,745.

On December 16, 2024, the Board approved and adopted the Company’s Equity Incentive Plan (the “Plan”), which became effective on January 2, 2025. The Plan provides for the granting and issuance of Unrestricted Stock Awards (as defined in the Plan). The maximum number of shares available for the grant and issuance of such Unrestricted Stock Awards under the Plan is 1,201,821 ordinary shares of the Company. On or about February 28, 2025, an aggregate of approximately 865,000 ordinary shares at a fair market value of US$1.03 were issued to the named executive officers, Quek Leng Chuang, Law Beng Hui, Ho Shian Ching and Lee Meng Seng.

Director Compensation

Non-employee directors of ESGL will receive varying levels of compensation for their services as directors and members of committees of the Board. ESGL anticipates that director compensation will be determined in accordance with industry practice and standards. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2024 was US$128,000. There were no annual bonuses paid to the non-employee directors. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2023 was US$55,252. There were no annual bonuses paid to the non-employee directors.

126

DT’S DIRECTORS AND EXECUTIVE OFFICERS PRIOR TO THE ACQUISITION

DT’s directors and executive officers prior to the Acquisition are as follows:

Name	Age	Position(s)
Sung Fung (Norman) Choi	52	Chief Executive Officer, Director
En Ti Diana Majcher	44	Chief Operating Officer
Stefan Burger	52	Chief Product Officer
Jowyn Wong	35	Chief Designer
Jakub Jodlowski	35	Lead Design Director
Jacob Hamilton	29	Head of Marketing

Sung Fung (Norman) Choi has over 12 years of experience in the hypercar industry and has built a world-class cohort of ultra-high-net-worth (UHNW) clients for his hypercar businesses. Mr. Choi has served as the chief executive officer and director of DT since its incorporation in April 2023 (and of other DT subsidiaries since as early as January 2015). From November 2014 to August 2023, Mr. Choi served as the chairman and chief executive officer of Apollo Automobil Limited, the hypercar company behind the Apollo Intensa Emozione, also known as the Apollo IE. In 2014, Mr. Choi successfully acquired the Gumpert brand (now known as Apollo Automobil), a then bankrupt European supercar brand, and subsequently executed a brand re-launch with the introduction of the Apollo IE which was met with remarkable success. Prior to his automotive ventures, Mr. Choi was an equity derivative sales trader at Merrill Lynch, an investment banking firm, from 1995 to 1999. Mr. Choi received a Bachelor of Business Administration from the University of San Diego in the U.S. in 1994. Mr. Choi has substantial experience in turning around luxury supercar brands.

En Ti Diana Majcher has over 10 years of experience in the hypercar industry and has served as the chief operating officer of De Tomaso Automobili Limited, a subsidiary of DT, since 2016, where she is responsible for overseeing operations, legal, human resources, administration and finance functions. From April 2020 to June 2022, Ms. Majcher was the chief operating officer of Apollo Future Mobility Group Limited, a company listed on the Hong Kong Stock Exchange (SEHK: 680); and from November 2015 to June 2022, she was the chief operating officer of Apollo Automobil Limited, a non-wholly owned subsidiary of Apollo Future Mobility Group Limited, during which she oversaw the Apollo group’s operations in Hong Kong, Germany and the United Kingdom, she was also responsible for the group’s financial, human resources and legal functions. Prior to her automotive ventures, Ms. Majcher has over 10 years of experience in corporate finance, mergers and acquisitions and private equity. Ms. Majcher has been a Chartered Financial Analyst since 2008 and received a Bachelor of Commerce in accounting and marketing from the University of British Columbia in Canada in 2004.

Stefan Burger has close to 20 years of experience in the automotive industry and has vast experience in delivering high-performance production vehicles. Mr. Burger has served as the chief production officer of DT since 2019, where he is responsible for managing all suppliers and technical partners of DT while also leading the engineering team. From 2015 to 2023, Mr. Burger was the chief executive officer (Germany) at Apollo Automobil GmbH, where he was responsible for the engineering and series production of the Apollo IE and other models as well as overseeing the operation of the German entity. Mr. Burger was also the head of marketing and public relations at Gumpert Sportswagenmanufaktur GmbH (the predecessor of Apollo) from 2006 to 2008 where he was responsible for the company’s marketing and public relations campaigns and customer events. Mr. Burger also has extensive experience in multimedia, marketing, digital communications, project management and general management in automotive, consumer goods, food, home electronics and retail and wholesale industries. Mr. Burger studied civil engineering at the Technical University of Munich in Germany from 1991 to 1993.

Jowyn Wong has over 12 years of experience in the automotive industry and has created multiple best-selling designs throughout his career. Mr. Wong is an internationally celebrated automotive designer, renowned for creating some of the most emotionally resonant and visually iconic vehicles of the modern era. He is the visionary behind the Apollo Intensa Emozione and the De Tomaso P72—both multi-award-winning creations that have captivated collectors, critics, and connoisseurs across the globe. Mr. Wong has served as the chief designer of DT since April 2022, where he is responsible for the full exterior and interior ideation and design of the vehicles, overseeing every line, surface, and detail with absolute creative authority. From aerodynamic silhouette to cockpit geometry, every element was conceived through his emotionally driven lens, executed with unyielding precision and intent. Mr. Wong was the chief designer of Apollo Automobil Limited from 2014 to 2022 where he designed famed models such as the Apollo Arrow, Apollo IE and Apollo EVO. Mr. Wong began his career at McLaren Automotive where he contributed to the design of McLaren P1, 650S and 570S – models that defined a new era in supercar design and performance from 2012 to 2014. Mr. Wong also worked with the McLaren Special Operations, a division within McLaren that specializes in bespoke performance vehicles, where he participated in one-off projects. Mr. Wong received a bachelor’s degree in automotive design from the University of Huddersfield in the United Kingdom in 2012.

127

Jakub Jodlowski has over 12 years of experience in the automotive industry and has led the technical design elements of various projects under the Apollo and De Tomaso brands. Mr. Jodlowski has served as the lead design director of DT since April 2022, where he was responsible for overseeing all vehicle design related topics on both exterior and interior of P72, P900 as well as future models currently in the pipeline. One of his main responsibilities is to preserve original concept designs through to production state. This relates to controlling and approving overall vehicle and parts aesthetics, parts quality, parts fit and finish, as well as design related technical requirements. Mr. Jodlowski is working closely with the wider engineering team as well as customer, marketing and creative teams. Prior to joining DT, Mr. Jodlowski was the lead CAD designer at Apollo Automobil Limited from 2015 to 2022 where he bridged the gap between design and engineering by turning design concepts and sketches into data for engineers and production personnel. Mr. Jodlowski worked at the Peugeot Group from January 2014 to April 2015 in the Advanced Interior Design Team and was responsible for a range of advanced interior design proposals utilizing the CAD application. Mr. Jodlowski started his career at Sugoi Design from 2012 to 2013 working on the exterior design of hydrogen fuel cell cars, and he was primarily responsible for exterior design proposals and pre-production development while working as an interface between the engineering team and design consultancy. Mr. Jodlowski received a bachelor’s degree in automotive design from the University of Huddersfield in the United Kingdom in 2013.

Jacob Hamilton has over 6 years of experience in the automotive industry and has assisted various automotive brands in growing their digital presence. With a background in software engineering and a master’s degree in marketing, he brings a rare blend of technical acuity and strategic brand expertise. This unique combination allows him to develop innovative, data-driven marketing strategies that resonate in the digital age. Mr. Hamilton has served as the head of marketing of DT since April 2022, where he developed and implemented public relations strategies and maximized the digital visibility of the De Tomaso brand. Over the past three years at De Tomaso, Mr. Hamilton has led the transformation of the brand’s global marketing strategy, establishing a clear and compelling presence across key markets. Instrumental in crafting a client-first global sales strategy, he has unlocked new commercial opportunities and elevated the brand’s exclusivity. Leading a high-performing, multinational creative team, Mr. Hamilton has consistently delivered breakthrough campaigns and activations, driving brand awareness and accelerating De Tomaso’s growth as a world-class luxury marque. From September 2020 to April 2022, Mr. Hamilton acted as a marketing and brand consultant, consulting across several high-profile hypercar projects, guiding brand direction, marketing initiatives, and product strategy. From September 2019 to September 2020, Mr. Hamilton was the product strategist at McLaren Special Operations, a division within McLaren that specializes in bespoke performance vehicles. Mr. Hamilton received a Bachelor of Science in Computer Science from the University of Nottingham in the United Kingdom in 2017 and a Master of Science in Marketing from the University of Exeter in the United Kingdom in 2019.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, DT paid approximately $300,000, $203,000, $311,000, $310,000, and $90,000 in cash to our directors and executive officers — En Ti Diana Majcher, Stefan Burger, Jowyn Wong, Jakub Jodlowski, and Jacob Hamilton respectively — as their compensation and benefits.

For the year ended December 31, 2023, DT paid approximately $300,000, $203,000, $360,000, $319,000, and $134,000 in cash to our directors and executive officers — En Ti Diana Majcher, Stefan Burger, Jowyn Wong, Jakub Jodlowski, and Jacob Hamilton respectively — as their compensation and benefits.

Director Compensation

As of the date of this proxy statement, DT has not offered or paid non-employee directors any compensation for their services. In addition, directors who are also DT’s employees or independent contractors will receive no additional compensation for their service as a director.

128

DIRECTORS AND EXECUTIVE OFFICERS OF THE
COMBINED COMPANY AFTER THE ACQUISITION

The Combined Company’s directors and executive officers upon the consummation of the Acquisition will be as follows:

Executive Officers

Name	Age	Position(s)
Sung Fung (Norman) Choi	52	Group Chief Executive Officer and Chairman
Jason Yuk Lun Wong	43	Chief Financial Officer
En Ti Diana Majcher	44	Chief Operating Officer
Jacob Hamilton	29	Chief Marketing Officer
Jowyn Wong	35	Co-Chief Design Officer
Jakub Jodlowski	35	Co-Chief Design Officer

Board of Directors

Sung Fung (Norman) Choi	52	Chairman
Quek Leng Chuang	59	Executive Director
Law Beng Hui	50	Executive Director
Lim Boon Yew Gary(1)	51	Independent Director
Yao Xuan James Chong(1)	39	Independent Director
Ernest Fong(1)	54	Independent Director
Su Chin Yow	53	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Sung Fung (Norman) Choi has over 12 years of experience in the hypercar industry and has built a world-class cohort of ultra-high-net-worth (UHNW) clients for his hypercar businesses. Mr. Choi has served as the chief executive officer and director of DT since its incorporation in April 2023 (and of other DT subsidiaries since as early as January 2015). From November 2014 to August 2023, Mr. Choi served as the chairman and chief executive officer of Apollo Automobil Limited, the hypercar company behind the Apollo Intensa Emozione, also known as the Apollo IE. In 2014, Mr. Choi successfully acquired the Gumpert brand (now known as Apollo Automobil), a then bankrupt European supercar brand, and subsequently executed a brand re-launch with the introduction of the Apollo IE which was met with remarkable success. Prior to his automotive ventures, Mr. Choi was an equity derivative sales trader at Merrill Lynch, an investment banking firm, from 1995 to 1999. Mr. Choi received a Bachelor of Business Administration from the University of San Diego in the U.S. in 1994. Mr. Choi has substantial experience in turning around luxury supercar brands.

Jason Yuk Lun Wong has over 12 years of experience in the accounting and finance industry and serves as the chief financial officer of De Tomaso Automobili Limited, a subsidiary of DT, since April 2024 where he is responsible for overseeing the accounting and finance functions, including management reporting, budgeting, cash flow management, internal control and financial statement preparation. Prior to De Tomaso, Mr. Wong held various senior management roles including Regional Director of Finance, Regional Director of Corporate Strategy and Committee Member of Internal Control Committee at FreeD Group Limited, a regional leader in e-commerce solutions, where he led the finance team and successfully completed various initiatives involving internal control implementation, acquisition and integration of a subsidiary and headcount reduction. Prior to FreeD, Mr. Wong held various management roles at a number of technology startups, most notably Origami Labs Limited, which developed Orii, world’s first smart ring, where he was involved in fund raising activities. Prior to his startup ventures, Mr. Wong has 10 years of experience in equity capital management, cross border mergers and acquisitions and audit where he focused on the technology, media and telecom, consumer and healthcare sectors and advised clients on U.S. and Hong Kong listing transactions. Mr. Wong has been a member of American Institute of Certified Public Accountants since 2006. Mr. Wong has received a Master of Business Administration from the Hong Kong University of Science and Technology in 2015 and received a Bachelor of Commerce in accounting and international business from the University of British Columbia in 2004.

129

En Ti Diana Majcher has over 10 years of experience in the hypercar industry and has served as the chief operating officer of De Tomaso Automobili Limited, a subsidiary of DT, since 2016, where she is responsible for overseeing operations, legal, human resources, administration and finance functions. From April 2020 to June 2022, Ms. Majcher was the chief operating officer of Apollo Future Mobility Group Limited, a company listed on the Hong Kong Stock Exchange (SEHK: 680); and from November 2015 to June 2022, she was the chief operating officer of Apollo Automobil Limited, a non-wholly owned subsidiary of Apollo Future Mobility Group Limited, during which she oversaw the Apollo group’s operations in Hong Kong, Germany and the United Kingdom, she was also responsible for the group’s financial, human resources and legal functions. Prior to her automotive ventures, Ms. Majcher has over 10 years of experience in corporate finance, mergers and acquisitions and private equity. Ms. Majcher has been a Chartered Financial Analyst since 2008 and received a Bachelor of Commerce in accounting and marketing from the University of British Columbia in Canada in 2004.

Stefan Burger has close to 20 years of experience in the automotive industry and has vast experience in delivering high-performance production vehicles. Mr. Burger has served as the chief production officer of DT since 2019, where he is responsible for managing all suppliers and technical partners of DT while also leading the engineering team. From 2015 to 2023, Mr. Burger was the chief executive officer (Germany) at Apollo Automobil GmbH, where he was responsible for the engineering and series production of the Apollo IE and other models as well as overseeing the operation of the Germany entity. Mr. Burger was also the head of marketing and public relations at Gumpert Sportswagenmanufaktur GmbH (the predecessor of Apollo) from 2006 to 2008 where he was responsible for the company’s marketing and public relations campaigns and customer events. Mr. Burger also has extensive experience in multimedia, marketing, digital communications, project management and general management in automotive, consumer goods, food, home electronics and retail and wholesale industries. Mr. Burger studied civil engineering at the Technical University of Munich in Germany from 1991 to 1993.

Jowyn Wong has over 12 years of experience in the automotive industry and has created multiple best-selling designs throughout his career. Mr. Wong is an internationally celebrated automotive designer, renowned for creating some of the most emotionally resonant and visually iconic vehicles of the modern era. He is the visionary behind the Apollo Intensa Emozione and the De Tomaso P72—both multi-award-winning creations that have captivated collectors, critics, and connoisseurs across the globe. Mr. Wong has served as the chief designer of DT since April 2022, where he is responsible for the full exterior and interior ideation and design of the vehicles, overseeing every line, surface, and detail with absolute creative authority. From aerodynamic silhouette to cockpit geometry, every element was conceived through his emotionally driven lens, executed with unyielding precision and intent. Mr. Wong was the chief designer of Apollo Automobil Limited from 2014 to 2022 where he designed famed models such as the Apollo Arrow, Apollo IE and Apollo EVO. Mr. Wong began his career at McLaren Automotive where he contributed to the design of McLaren P1, 650S and 570S – models that defined a new era in supercar design and performance from 2012 to 2014. Mr. Wong also worked with the McLaren Special Operations, a division within McLaren that specializes in bespoke performance vehicles, where he participated in one-off projects. Mr. Wong received a bachelor’s degree in automotive design from the University of Huddersfield in the United Kingdom in 2012.

Jakub Jodlowski has over 12 years of experience in the automotive industry and has led the technical design elements of various projects under the Apollo and De Tomaso brands. Mr. Jodlowski has served as the lead design director of DT since April 2022, where he was responsible for overseeing all vehicle design related topics on both exterior and interior of P72, P900 as well as future models currently in the pipeline. One of his main responsibilities is to preserve original concept designs through to production state. This relates to controlling and approving overall vehicle and parts aesthetics, parts quality, parts fit and finish, as well as design related technical requirements. Mr. Jodlowski is working closely with the wider engineering team as well as customer, marketing and creative teams. Prior to joining DT, Mr. Jodlowski was the lead CAD designer at Apollo Automobil Limited from 2015 to 2022 where he bridged the gap between design and engineering by turning design concepts and sketches into data for engineers and production personnel. Mr. Jodlowski worked at the Peugeot Group from January 2014 to April 2015 in the Advanced Interior Design Team and was responsible for a range of advanced interior design proposals utilizing the CAD application. Mr. Jodlowski started his career at Sugoi Design from 2012 to 2013 working on the exterior design of hydrogen fuel cell cars, and he was primarily responsible for exterior design proposals and pre-production development while working as an interface between the engineering team and design consultancy. Mr. Jodlowski received a bachelor’s degree in automotive design from the University of Huddersfield in the United Kingdom in 2013.

130

Jacob Hamilton has over 6 years of experience in the automotive industry and has assisted various automotive brands in growing their digital presence. With a background in software engineering and a master’s degree in marketing, he brings a rare blend of technical acuity and strategic brand expertise. This unique combination allows him to develop innovative, data-driven marketing strategies that resonate in the digital age. Mr. Hamilton has served as the head of marketing of DT since April 2022, where he developed and implemented public relations strategies and maximized the digital visibility of the De Tomaso brand. Over the past three years at De Tomaso, Mr. Hamilton has led the transformation of the brand’s global marketing strategy, establishing a clear and compelling presence across key markets. Instrumental in crafting a client-first global sales strategy, he has unlocked new commercial opportunities and elevated the brand’s exclusivity. Leading a high-performing, multinational creative team, Mr. Hamilton has consistently delivered breakthrough campaigns and activations, driving brand awareness and accelerating De Tomaso’s growth as a world-class luxury marque. From September 2020 to April 2022, Mr. Hamilton acted as a marketing and brand consultant, consulting across several high-profile hypercar projects, guiding brand direction, marketing initiatives, and product strategy. From September 2019 to September 2020, Mr. Hamilton was the product strategist at McLaren Special Operations, a division within McLaren that specializes in bespoke performance vehicles. Mr. Hamilton received a Bachelor of Science in Computer Science from the University of Nottingham in the United Kingdom in 2017 and a Master of Science in Marketing from the University of Exeter in the United Kingdom in 2019.

Quek Leng Chuang has served as ESGL’s Chief Executive Officer and Chairman of the Board since August 2023 and as ESA’s Chief Executive Officer since December 2020. Mr. Quek founded ESA in May 1999 and has since served as its director and chairman since that time. From June 1996 to January 1997, Mr. Quek served as an operations manager of Green Singapore Pte Ltd, a waste paper recycling and industrial commercial solid waste recycling company. From February 1997 to December 1998, Mr. Quek served as an operations engineer at Eco Industrial Environmental Engineering Pte Ltd, an environmental engineering firm with particular focus on solid waste recovery facilities. Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve till 2016, and attained the rank of Lieutenant Colonel. Mr. Quek received a Bachelor of Engineering (Chemical Engineering) from the National University of Singapore in 1990, and a Master of Business Administration from Leicester University in 1996. We believe Mr. Quek’s wealth of industry experience qualifies him to serve on our Board.

Law Beng Hui has served as ESGL’s director and Chief Growth and Sustainability Officer since August 2023 and as ESA’s Chief Growth and Sustainability Officer and director since December 2020 and January 2021, respectively. Mr. Law co-founded NewOil Solutions Pte Ltd in July 2020, a chemical recycling company. Mr. Law is an Internationally Certified Practicing Management Consultant registered with Singapore Business Advisors and Consultants Council (SBACC). He currently sits on the board of consultants for Diageo plc’s carbon neutral whisky distillery investment in China and has taken on various leadership positions at Diageo plc since June 2011. From January 2005 to August 2008, Mr. Law served as regional client services director at Young and Rubicam Brands Ltd, one of the advertising groups owned by WPP plc (LON:WPP), an advertising and media conglomerate. Mr. Law received a Bachelor of Business Administration from the National University of Singapore in 1999 and an Executive Master of Business Administration from INSEAD Business School in 2021. We believe Mr. Law’s extensive experience qualifies him to serve on the Board, including his over 20 years of experience in business strategy, brand portfolio and marketing management at leading consumer packaged goods companies and advertising agencies, working across global and regional markets.

131

Lim Boon Yew Gary has served as ESGL’s independent director since August 2023. He is presently an Executive Director in Rockpool Capital Limited. Rockpool Capital is a multi-family office licensed by the Securities and Futures Commission in Hong Kong. He manages the various relationships and advises the families on their wealth management matters. Mr. Lim served as an independent advisory director of A.Plus International Corporation Limited from February 2022 to January 2023. In January 2019, Mr. Lim served as an independent non-executive director and chairman of the remuneration committee of ZACD Group Limited (HKG:8313), an integrated real estate asset manager, although he has since stepped down from this role in June 2023 as part of the scheduled rotation of directors of the firm. Since June 2017, Mr. Lim served as a committee member of the Singapore Chamber of Commerce in Hong Kong. During the period from January 2012 to January 2022, Mr. Lim co-founded A.Plus International Corporation Limited, a financial documentation services company, a subsidiary of A.Plus Group Holdings Limited (HKG: 1841). In addition, Mr. Lim served as the assistant general manager of Toppan Vite Limited, a company providing financial printing services, in Hong Kong from August 2002 to December 2012. Mr. Lim received a Bachelor’s of Engineering in Mechanical Engineering (Honors) from Nanyang Technology University in 1999 and a Master’s of Business Administration from University of Chicago, Booth School of Business in 2008. We believe Mr. Lim’s extensive experience as a founder, executive and a director of publicly-traded companies qualifies him to serve on the Board.

Ernest Fong has served as ESGL’s independent director since August 2023. Since October 2021, Mr. Fong has been the Asia Pacific CEO of Optimas Capital, an Asian-based Hedge Fund with offices in Hong Kong, Singapore and Taiwan. Mr. Fong joined Credit Suisse in March 1998 and after spending more than 21 years in its Singapore, Taiwan and Hong Kong offices, he retired from Credit Suisse in December 2019. His last position in Credit Suisse was as the Head of Markets Research in Asia Pacific and he was responsible for a team of almost 300 across 14 offices and 12 markets. Prior to Credit Suisse, Mr. Fong was an equity research analyst at Credit Lyonnais Securities Asia from June 1995 to February 1998. Since June 2020, Mr. Fong is also a non-executive director of Vincom Retail, listed in Vietnam, which is part of the Vincom group, the largest privately-owned company in Vietnam. Mr. Fong graduated from National University of Singapore with a Bachelor of Arts degree, majoring in Economics and Statistics. We believe Mr. Fong’s extensive experience in the banking and investment fields qualifies him to serve on the Board.

James Yao Xuan Chong will serve as an independent director upon the consummation of the Acquisition. Mr. Chong has over 15 years of experience in accounting and finance and has been the chief financial officer of 8 Capital Asset Management Pte. Ltd., an asset management firm, since March 2020, where he has developed and executed the firm’s financial strategy, and spearheaded mergers and acquisitions activities. From July 2016 to February 2020, Mr. Chong was the chief financial officer of SmartBlock Pte. Ltd., a fintech solution provider, where he spearheaded the company’s financial strategy and delivered outstanding year-over-year revenue growth by optimizing financial operations. From January 2015 to July 2016, Mr. Chong was a financial manager at Hersing Corporation Pte. Ltd., a brand management company, where he directed financial operations in the Asia Pacific region and provided strategic financial insights to senior leadership, influencing decisions on mergers, acquisitions, and market expansion. From October 2013 to December 2014, Mr. Chong was a financial manager at Kencana Agri Ltd, an Indonesian crude palm oil producer listed on the Singapore Stock Exchange (SGX: BNE), where he oversaw the financial planning, risk management, and corporate governance of the company. Mr. Chong received a Bachelor of Arts (Honours) in accounting from the HELP University in Kuala Lumpur, Malaysia in January 2010.

Yow Su Chin will serve as an independent director upon the consummation of the Acquisition. Ms. Yow has over 25 years of experience in investment banking and is also currently an independent director of Metech International Ltd., a company listed on the Singapore Stock Exchange (SGX: V3M), where she provides independent advice to the executive leadership on the company’s business strategies and revenue growth initiatives. Ms. Yow is currently the head of wealth management of a multi-family office, where she is responsible for advising high net worth individuals, and managing their investments, businesses and real estate portfolios/funds. Ms. Yow is also an advisor and director in several other local and foreign companies including the FTAG Group, a financial services institution based in Malaysia, Hillmorton Capital Pte. Ltd., a management consultancy firm, and Advantage Property Services Pte. Ltd., a real estate brokerage, and Lufra Pte. Ltd., a management consultancy firm. Prior to that, Ms. Yow was a director at Aura Group (Singapore) Pte. Ltd., a wealth advisory firm based in Singapore, from February 2019 to July 2023, where she managed multi-family offices and assisted them in intergenerational wealth planning. Ms. Yow was a senior director at DBS Bank from January 2016 to December 2019 and a director at Bank of Singapore from January 2009 to December 2017, where she implemented cross-selling initiatives and improved know-your-client and anti-money laundering administrative and operational processes. Ms. Yow has been qualified as a chartered fintech professional by the Global FinTech Institute in Singapore since 2024 and has acquired a certificate in applied ESG investment and advisory from the Institute of Banking and Finance in Singapore in 2022. Ms. Yow has also been a qualified listed entity director certified by the Singapore Institute of Directors since 2021 and received an advanced certificate in governance, risk and compliance from the International Compliance Association in Singapore in 2018. Ms. Yow received a Doctor of Business Administration from the Singapore University of Social Sciences in 2023, a Master of Science in applied finance from Singapore Management University in 2004, a Master of Business Administration in marketing from the University of Leicester in 1999, and a Bachelor of Science from the National University of Singapore in 1996.

132

Board of Directors

The Combined Company’s Board of Directors will consist of seven directors, including four independent directors, namely Ernest Fong, Gary Lim, James Yao and Yow Su Chin, upon the closing of the Acquisition. A director is not required to hold any shares in the Combined Company to qualify as a director. Nasdaq Stock Market Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.

Board Committees

The Board has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. Upon the closing of the Acquisition, the audit committee will comprise of James Yao Xuan Chong, Lim Boon Yew Gary, and Ernest Fong. The compensation committee will comprise of Yow Su Chin, Lim Boon Yew Gary and Ernest Fong. The nomination and governance committee will comprise of Yow Su Chin, Lim Boon Yew Gary, and Ernest Fong. We have adopted a charter for each of these committees that complies with Nasdaq rules. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon the closing of the Acquisition, James Yao Xuan Chong, Lim Boon Yew Gary, and Ernest Fong will serve as members of the audit committee of the Company (the “Audit Committee”). James Yao Xuan Chong will serve as the chair of the Audit Committee. Each of the members of the Audit Committee will satisfy all independence requirements under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that James Yao Xuan Chong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is generally responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

133

Compensation Committee

Upon the closing of the Acquisition, Yow Su Chin, Lim Boon Yew Gary, and Ernest Fong will serve as members of the compensation committee of the Company (the “Compensation Committee”). Lim Boon Yew Gary will serve as the chair of the Compensation Committee. Each of the members of the Compensation Committee will satisfy the independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee is generally responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our Executive Officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is generally responsible for, among other things:

●	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer, evaluating the chief executive officer’s performance at least annually, and determining and approving the chief executive officer’s compensation level based on this evaluation;

●	reviewing and approving the compensation of all other Executive Officers;

●	reviewing, approving and recommending incentive compensation plans and equity-based plans to the Board and shareholders of the Company for approval, and administering the Company’s incentive compensation plans and equity-based plans;

●	reviewing, approving and recommending employment agreements and severance arrangements or plans to the Board for approval;

●	reviewing all Director compensation and benefits for service on the Board and Board committees at least once a year, and recommending any changes to the Board as necessary; and

●	overseeing, in conjunction with the Nominating and Corporate Governance Committee, engagement with shareholders and proxy advisory firms on executive compensation matters.

Nominating and Governance Committee

Upon the closing of the Acquisition, Yow Su Chin, Lim Boon Yew Gary, and Ernest Fong will serve as members of the nominating and governance committee of ESGL (the “Nominating and Governance Committee”). Yow Su Chin will serve as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee will satisfy all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Nominating and Governance Committee is generally responsible for identifying and proposing new potential director nominees to the Board for consideration and for reviewing our corporate governance policies. The Nominating and Governance Committee is generally responsible for, among other things:

●	determining the qualifications, qualities, skills, and other expertise required to be a Director, and developing and recommending to the Board the criteria to be considered in selecting director nominees for the Board’s approval;

●	identifying and screening individuals qualified to become members of the Board, and considering any director candidates recommended by the Company’s shareholders pursuant to the procedures described in the Company’s annual report;

●	selecting and approving the director nominees to be submitted to a shareholder vote at the shareholders’ annual meeting, subject to approval by the Board;

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, reviewing these principles at least once a year and recommending any changes to the Board;

134

●	overseeing the Company’s corporate governance practices and procedures, including identifying best practices, and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework;

●	reviewing the Board’s committee structure and composition and to make recommendations to the Board annually regarding the appointment of directors to serve as members of each committee and committee chairmen;

●	if a vacancy on the Board and/or any Board committee occurs, identifying and making recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by shareholders or appointment by the Board;

●	developing and overseeing a Company orientation program for new Directors and a continuing education program for current Directors, periodically reviewing these programs and updating them as necessary;

●	reviewing, approving and overseeing any transaction between the Company and any related person on an ongoing basis in accordance with the Company’s related party transaction approval policy;

●	reviewing and discussing with management disclosure of the Company’s corporate governance practices;

●	developing and recommending to the Board for approval an officer succession plan, to review such succession plan periodically with the chief executive officer, developing and evaluating potential candidates for executive positions, and recommending to the Board any changes to and any candidates for succession under the succession plan.

Duties and Functions of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. The Company has the right to seek damages if a duty owed by any of the directors is breached.

Terms of Directors and Officers

The Combined Company’s officers are appointed by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his or her death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

135

Compensation of Directors and Executive Officers

Following the closing of the Acquisition, we expect the Combined Company’s executive compensation program to be consistent with ESGL’s existing compensation policies and philosophies. Following the closing of the Acquisition, decisions with respect to the compensation of the Combined Company’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Acquisition. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that compensation for the Combined Company’s executive officers will have the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. The Combined Company will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

We expect that the Combined Company’s named executive officers’ base salaries in effect prior to the Acquisition will continue subject to increases made in connection with ESGL’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee.

Annual Bonuses

We expect that the Combined Company will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Other Compensation

We expect the Combined Company to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Acquisition. We also expect the Combined Company to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by ESGL.

Director Compensation

Following the Acquisition, non-employee directors of the Combined Company will receive varying levels of compensation for their services as directors and members of committees of the Combined Company’s Board. The Combined Company anticipates that director compensation will be determined in accordance with industry practice and standards.

Foreign Private Issuer Status

As a foreign private issuer, the Combined Company will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Combined Company will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. The Combined Company will also be permitted to follow corporate governance practices in accordance with the Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, the Combined Company’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

136

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the beneficial ownership of ordinary shares as of May 15, 2025 (pre-Acquisition) and (ii) the expected beneficial ownership of the Combined Company’s ordinary shares immediately following consummation of the Acquisition, by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by ESGL to be the beneficial owner of more than 5% of ordinary shares of ESGL;

●	each person known by ESGL who may become beneficial owner of more than 5% of the Combined Company’s outstanding ordinary shares immediately following the Acquisition;

●	each of ESGL’s executive officers and directors;

●	each person who will become an executive officer or director of the Combined Company upon the closing of the Acquisition;

●	all of ESGL’s current executive officers and directors as a group; and

●	all executive officers and directors of the Combined Company as a group upon the closing of the Acquisition.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, ESGL believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Acquisition, sole voting and investment power with respect to all shares of our ordinary shares that they beneficially own, subject to applicable community property laws. Any our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of the Acquisition are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

As of the Record Date, ESGL had 41,816,240 ordinary shares outstanding.

The expected beneficial ownership of ordinary shares of the Combined Company post-Acquisition has been determined based upon the following assumptions: (i) that we have not issued any additional ordinary shares; (ii) that 1,000,000,000 ordinary shares of the Combined Company are issued in accordance with the terms of the Acquisition Agreement ; (iii) that no warrants have been exercised by any warrantholder; and (iv) there will be an aggregate of 1,041,816,240 ordinary shares of the Combined Company issued and outstanding at the closing of the Acquisition.

137

	Prior to Acquisition		Post-Acquisition
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%
Five Percent Holders of ESGL and the Combined Company:
Chin Sor Fong (2)	5,000,000	11.96%	5,000,000	*
Samuel Wu (3)	7,016,380	16.78%	7,016,380	*
Ftag Investment Bank(4)	4,000,000	9.57%	4,000,000	*
Chau Loi Yau(5)	3,450,000	8.25%	3,450,000	*
FTAG Asset Management Ltd.(4)	-	-	132,343,301	12.70%
De Tomaso Automobili Holdings Limited(6)	-	-	753,259,803	72.30%
Ideal Team Ventures Limited(6)	-	-	70,157,895	6.73%
Directors and officers Prior to the Acquisition:
Quek Leng Chuang	3,121,630	7.47	3,121,630	*
Ho Shian Ching	246,356	*	246,356	*
Law Beng Hui	1,763,854	4.22	1,763,854	*
Lee Meng Seng	372,717	*	372,717	*
Anita Pushparani Dorett	13,333	*	13,333	*
Lim Boon Yew Gary	13,333	*	13,333	*
Yap Chin Yee Richard	40,122	*	40,122	*
Ernest Fong	247,772	*	247,772	*
All directors and officers prior to the Acquisition (8 persons)	5,819,117	13.92%	5,819,117	0.56%

Directors and officers after the Acquisition:
Quek Leng Chuang	3,121,630	*	3,121,630	*
Law Beng Hui	1,763,854	*	1,763,854	*

Yao Xuan James Chong	-		-	-
Lim Boon Yew Gary	13,333	*	13,333	*
Sung Fung Choi (10)	-		823,417,698	79.03%
Jason Yuk Lun Wong			-	-
En Ti Diana Majcher			-	-
Jacob Hamilton			-	-
Jowyn Wong			-	-
Jakub Jodlowski			-	-
Ernest Fong	247,772	*	247,772	*
Su Chin Yow	-		-	-
All directors and officers after the Acquisition as a group (13 persons)	5,146,589	*	828,564,287	79.53%

* Less than 1%.

(1)	Unless otherwise indicated, the address of our five percent holders and the business address of each of our officers and directors is 716, Spaces, 8 Queen’s Road East, Wanchai, Hong Kong.

(2)	The address of Chin Sor Fong is 380 Jalan Besar, Wework Arc 380 #15-01, Singapore 209000.

(3)	The address of Samuel Wu is 55 Li Hwan Drive, Singapore 557089.

(4)	The address of Ftag Investment Bank and FTAG Asset Management Ltd is Level 15 (A1), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan F.T.

(5)	The address of Chau Loi Yau is G/F, 249 Ping Ha Road, Lau Fau Shan, Yuen Long, NT, Hong Kong.

(6)	The beneficial ownership of Sung Fung (Norman) Choi in the Combined Company is held through De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company.

138

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ESGL Related Party Transactions

Related Party Transactions of GUCC

Commencing from February 14, 2022, GUCC agreed to pay Genesis Unicorn Capital, LLC, the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon Closing, GUCC ceased paying these monthly fees.

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, has been paid by GUCC to the Sponsor, GUCC’s officers or directors or any affiliate of the Sponsor, prior to, or in connection with any services rendered in order to effectuate, the consummation of a Business Combination (regardless of the type of transaction that it is). However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on GUCC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. GUCC’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, GUCC’s officers, directors or GUCC’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on GUCC’s behalf.

On October 12, 2022, GUCC issued an unsecured promissory note in the principal amount of up to $500,000 to the Sponsor (the “Original Note”). The Original Note is non-interest bearing and payable upon the earlier of August 17, 2023 or the date on which GUCC consummates its initial business combination. On March 1, 2023, GUCC issued an amended and restated promissory note (the “2023 Note”) in the principal amount of up to $2,000,000 to the Sponsor. The 2023 Note supersedes the Original Note. The 2023 Note is non-interest bearing and payable upon the earlier of February 17, 2024 or the date on which GUCC consummates its initial business combination. There is an outstanding balance of $350,000 on the 2023 Note as of date of this report.

GUCC entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification. GUCC also purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures GUCC against its obligations to indemnify its officers and directors.

Certain Related Party Transactions of ESGL

ESGL had entered into a facility letter with a bank for a term loan in the amount of S$3 million (the “Term Loan VII”, details of which are set out below) and a revolving credit loan in the amount of S$3 million (the “Revolving Credit Loan II”, details of which are set out below) on March 30, 2023. As security for the monies owing under the loans with the bank, a fresh first legal mortgage was created on the property located at 101 Tuas South Avenue 2, Singapore 637226. The Term Loan VII was obtained for refinancing ESA’s existing loan with another bank as well as capital investment and general corporate purposes. The Term Loan VII is repayable in 35 monthly instalments of S$43,000 each plus monthly interest and a final instalment of the outstanding balance amount and interest. The Revolving Credit Loan II was obtained for capital investment and general corporate purposes. The Revolving Credit Loan II is repayable on demand. The interest rate charged for both the Term Loan VII and the Revolving Credit Loan II is 2% per annum above the bank’s prevailing cost of funds, with its current cost of funds at 5.30% per annum. The monies owing under the loans were also secured by, among others, a director of the Group, namely Mr. Quek Leng Chuang in his personal capacity.

Upon the closing of the Business Combination, ESGL entered into employment agreements with each of its executive officers. ESGL also entered into director agreements with each of its directors and indemnification agreements with each of its directors and executive officers.

139

ESGL Related Party Policy

ESGL has not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

ESGL has adopted a code of ethics requiring ESGL to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Board (or the appropriate committee of the Board) or as disclosed in ESGL’s public filings with the SEC. Under ESGL’s code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GUCC.

In addition, ESGL’s audit committee, pursuant to a written charter that ESGL has adopted, will be responsible for reviewing and approving related party transactions to the extent that ESGL enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. ESGL also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

ESGL’s audit committee will review on a quarterly basis all payments that were made to ESGL’s officers and directors or ESGL’s or their affiliates.

Related Party Transactions of DT

DT as a borrower had entered into a deed of loan dated November 8, 2024 (the “Deed of Loan”) with, among others, Dream Maker International Limited, a company wholly owned by Sung Fung Choi, in relation to approximately US$14.4 million drawn down by the DT Group as of April 30, 2025 and any further advances made to DT from time to time after that date for the purpose of obtaining working capital and general financing for the operations of the DT Group. Each loan borrowed under the Deed of Loan is unsecured and, subject to the terms of the Deed of Loan, is repayable 36 months after the relevant date of drawdown, or such later date as agreed between the parties. The interest rate charged for all loans drawn down on or after January 1, 2024 is 15% per annum and that for loans drawn down before January 1, 2024 is 10% per annum.

140

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of ESGL knows of no other matters which may be brought before the Meeting. If any matter other than the Proposals relating to the Acquisition should properly come before the Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, we will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that we deliver single copies of the proxy statement in the future. Shareholders may notify us of their requests by calling or writing to the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is +1 (212) 509-4000.

141

WHERE YOU CAN FIND MORE INFORMATION

ESGL is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read ESGL’s SEC filings, including this proxy statement, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement or if you have questions about the Acquisition or the Proposals to be presented at the Meeting, you should contact us at the following address and telephone number:

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

None of ESGL or DT has authorized anyone to provide you with information that differs from that contained in this proxy statement. You should not assume that the information contained in this proxy statement is accurate as on any date other than the date of this proxy statement, and neither the mailing of this proxy statement to ESGL shareholders nor the consummation of the Acquisition shall create any implication to the contrary.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

ESGL does not have a class of equity securities registered under the Securities Exchange Act of 1934 and does not file reports or other information with the SEC.

If you are a shareholder of ESGL and would like to request documents, please do so by June 3, 2025, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement relating to ESGL has been supplied by ESGL and all such information relating to DT has been supplied by DT. Information provided by either the ESGL or DT does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of ESGL for the Meeting. We have not authorized anyone to give any information or make any representation about the Acquisition, us or ESGL that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement speaks only as of the date of this proxy statement unless the information specifically indicates that another date applies.

142

ESGL Holdings Limited

Annual Report for the Financial Years Ended

December 31, 2024 and 2023

ESGL Holdings Limited

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ESGL Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ESGL Holdings Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Company’s Ability to Continue as a Going Concern

As discussed in Note 2.1 to the financial statements the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of U$ 633,257 and U$ $ 94,979,338 for the years ended 2024 and 2023 respectively. As of December 31, 2024, the Company has net current liabilities of U$ 6,966,979. These conditions raise doubt about the Company’s ability to continue as a going concern. Management’s outlook regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2023.

Singapore

April 29, 2025

PCAOB ID No: 6783

F-2

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at December 31, 2024 and 2023

		December 31, 2024	December 31, 2023
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents		634,882	366,761
Trade and other receivables		1,040,542	1,032,522
Prepaid forward purchase agreement		-	969
Inventories		440,194	64,184
		2,115,618	1,464,436
Non-current assets
Property, plant and equipment, net		20,762,483	21,786,365
Intangible assets, net		2,977,311	2,381,465
		23,739,794	24,167,830

Total assets		25,855,412	25,632,266

LIABILITIES
Current liabilities
Trade and other payables		4,449,950	6,560,559
Lease liabilities		221,254	192,282
Borrowings		4,319,182	5,666,160
Deferred underwriting fee payable		-	2,753,125
Tax liabilities		92,211	56,540
		9,082,597	15,228,666

Non-current liabilities
Lease liabilities		1,926,702	1,974,524
Borrowings		-	112,319
Deferred tax liabilities		133,000	296,000
		2,059,702	2,382,843

Total liabilities		11,142,299	17,611,509

Net assets		14,713,113	8,020,757

EQUITY
Share capital		13,616	10,892
Accumulated losses		(100,619,185)	(99,985,928)
Other reserves		3,422,799	3,422,799
Share premium reserve		97,047,941	89,725,052
Exchange reserves		(123,198)	(123,198)
Revaluation Surplus		14,971,140	14,971,140
Total equity		14,713,113	8,020,757

F-3

ESGL Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Years ended December 31, 2024 and 2023

		2024	2023
	Note	US$	US$
Revenue	4	6,099,777	6,164,173

Other income	5	427,147	169,819

Cost of inventory		215,059	(977,619)

Logistics costs		(642,423)	(925,225)

Depreciation of property, plant and equipment		(1,602,096)	(1,501,809)

Amortization of intangible assets		(1,118,678)	(853,030)

Employee benefits expense	7	(1,388,796)	(1,364,214)

Finance expense	8	(350,145)	(388,717)

Other operating expenses	6	(2,400,431)	(2,102,392)

Listing expenses	25	-	(93,067,324)

Loss before income tax		(760,586)	(94,846,338)

Income tax credit/(expense)	9	127,329	(133,000)

Net loss and comprehensive loss		(633,257)	(94,979,338)

Items that will not be reclassified subsequently to profit or loss:
Net loss on revaluation of leasehold land and buildings		-	(186,684)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on revaluation of leasehold land and buildings		-	337,283

Total comprehensive loss		(633,257)	(94,828,739)

Basic and diluted loss per share		(0.02)	(14.69)

The accompanying notes form an integral part of these consolidated financial statements.

F-4

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Years ended December 31, 2024 and 2023

	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$

2023
Beginning of financial year	10,000	15,157,824	(460,481)	-	3,422,799	(5,006,590)	13,123,552
Issuance of new shares	892	-	-	89,725,052	-	-	89,725,944
Net surplus on revaluation of leasehold property	-	(186,684)	337,283	-	-	-	150,599
Loss for the year	-	-	-	-	-	(94,979,338)	(94,979,338)
Balance as of December 31, 2023	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757

2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	2,724	-	-	7,497,276	-	-	7,500,000
Share issuance expenses	-	-	-	(174,387)	-	-	(174,387)
Loss for the year	-	-	-	-	-	(633,257)	(633,257)
Balance as of December 31, 2024	13,616	14,971,140	(123,198)	97,047,941	3,422,799	(100,619,185)	14,713,113

The accompanying notes form an integral part of these consolidated financial statements.

F-5

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2024 and 2023

	2024	2023
	US$	US$
Cash flows from operating activities
Loss before income tax	(760,586)	(94,846,338)

Adjustments for:
- Prepaid forward purchase agreement written-off	969	-
- Write-back of deferred underwriting fees payable	(153,125)	-
- Depreciation of property, plant and equipment	1,602,096	1,501,809
- Amortisation of intangible assets	1,118,678	853,030
- Interest income	(7)	(18,308)
- Interest expense	350,145	388,717
- Loss on disposal of property, plant and equipment	-	12,852
- Listing expense	-	93,067,324
- Foreign exchange adjustment	89,978	256,558
	2,248,148	1,215,644
Changes in operating assets and liabilties :
- Trade and other receivables	(190,416)	(210,649)
- Inventories	(376,010)	156,967
- Trade and other payables	(2,193,309)	1,368,648
- Prepaid forward purchase agreement	-	(969)
- Deferred underwriting fees payable	(2,600,000)	2,753,125
Net cash (used in)/generated from operating activities	(3,111,587)	5,282,766

Cash flows from investing activities
Purchase of property, plant and equipment	(304,755)	(651,044)
Proceeds from disposal of property, plant and equipment	-	2,130
Additions to intangible assets	(1,714,524)	(1,388,583)
Interest received	7	18,308
Net cash used in investing activities	(2,019,272)	(2,019,189)

Cash flows from financing activities
Proceeds from bank borrowings	-	3,596,071
Repayment of bank borrowings	(1,380,703)	(3,775,481)
Shares issuance	7,500,000	754,448
Share issuance expense	(174,387)	-
Settlement of Promissory Note	-	(3,150,000)
Repayments of lease liabilities	(195,785)	(185,536)
Interest paid	(350,145)	(388,717)
Net cash provided by/(used in) financing activities	5,398,980	(3,149,215)

Net increase in cash and bank balances	268,121	114,362

Cash and cash equivalents
Beginning of the financial year	366,761	252,399
End of the financial year	634,882	366,761

The accompanying notes form an integral part of these financial statements.

F-6

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2024 and 2023

Reconciliation of liabilities arising from financing activities

		Interest-
		bearing bank
		and other
	Lease liabilities	borrowings	Total
	US$	US$	US$

At January 1 2023	2,257,335	5,798,641	8,055,976

Changes from financing cash flows:

Proceeds from bank borrowings	-	3,596,071	3,596,071
Repayment of bank loans	-	(3,775,481)	(3,775,481)
Principal element of lease payments	(185,536)	-	(185,536)
Borrowing cost paid	(55,934)	(332,783)	(388,717)
Total change from financing cash flows	(241,470)	(512,193)	(753,663)

Other changes:
Exchange adjustments	86,777	159,248	246,025
Lease modification	8,230	-	8,230
Interest expenses	55,934	332,783	388,717
Total other changes	150,941	492,031	642,972

At December 31, 2023	2,166,806	5,778,479	7,945,285

Changes from financing cash flows:
Repayment of bank loans	-	(1,380,703)	(1,380,703)
Principal element of lease payments	(195,785)	-	(195,785)
Borrowing cost paid	(53,725)	(296,420)	(350,145)
Total change from financing cash flows	(249,510)	(1,677,123)	(1,926,633)

Other changes:
Exchange adjustments	(96,524)	(78,594)	(175,118)
New leases	273,459	-	273,459
Interest expenses	53,725	296,420	350,145
Total other changes	230,660	217,826	448,486

At December 31, 2024	2,147,956	4,319,182	6,467,138

The accompanying notes form an integral part of these financial statements.

F-7

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information

ESGL Holdings Limited (“ESGL” or the “Company”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”).

Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGH”) is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Environmental Solutions (Asia) Pte. Ltd. (“ESA”)

ESA was incorporated and domiciled in Singapore, with its registered office at 101 Tuas, South Avenue 2, Singapore 637226. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies.

ESG Chemicals Sdn. Bhd. (“ESGC”)

ESGC, a wholly owned subsidiary of ESA, was incorporated and domiciled in Malaysia, with its registered office at 07-01 Jalan Sagu 10, Taman Daya, 81100 Johor Bahru, Johor, Malaysia. It’s principal activities include storing and distribution of circular products manufactured by ESA.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared on a historical cost convention, except for Prepaid forward purchase agreement and leasehold land and buildings which are measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The financial statements of the Group have been prepared on a going concern basis notwithstanding that the net current liabilities as of December 31, 2024 amounted to approximately US$7.0 million (2023: US$13.8 million). As of December 31, 2024, the Group’s current assets were approximately US$2.1 million and its current liabilities were approximately US$9.1 million. The negative working capital was primarily attributable to the classification of certain bank loan balances of approximately US$4.3 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The Group’s ability to continue as a going concern is largely dependent on its ability to reduce operation costs and grow its revenue to fully utilize its production capacity as well as raising funds from the capital market. The Group successfully raised US$7.5 million via share issuance during the financial year ended December 31, 2024.

F-8

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.1 Basis of preparation (continued)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2 Basis of Consolidation

The financial statements are presented in United States Dollars  (“US$”), which is the Company’s presentation currency. All financial information presented in United States Dollars has been rounded to the nearest dollar, unless otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Company’s voting rights and potential voting rights.

The Company assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

F-9

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.3 Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a)	Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b)	Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Contract assets

The contract assets are for the Group’s rights to consideration for work completed but not billed at the reporting date on its contracts; costs incurred to obtain or fulfil a contract with a customer; and any impairment losses recognized in the reporting year. The contract assets are transferred to receivables when the right to payment becomes unconditional.

2.4 Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to non-monetary assets are deducted against the carrying amount of the non-monetary assets.

F-10

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.5 Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment other than leasehold land and buildings are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed frequently to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Any revaluation surplus is credited to the property revaluation reserve in equity, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in the Statement of Profit or Loss and Other Comprehensive Income, in which case the increase is recognized in the statement of profit or loss.

A revaluation deficit is recognized in the statement of profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve.

An annual transfer from the property revaluation reserve to accumulated losses is made for the difference between depreciation based on the revalued carrying amount of the assets and depreciation based on the assets original cost. Upon disposal, any revaluation reserve relating to that particular asset being sold is transferred to retained profits.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives as follows:

Useful lives
Leasehold land and buildings	Over the lease term period ranging from 2 to 30 years
Plant and equipment	3 to 5 years
Machineries	2 to 10 years
Renovation	5 years
Motor vehicles	10 years
Furniture and fittings	5 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in profit or loss when the changes arise.

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

F-11

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.5 Property, plant and equipment (continued)

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

2.6 Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Intangible assets with finite useful lives are amortized over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful lives
Software and production processes	3 years

2.7 Borrowing costs

Borrowing costs are recognized in profit or loss using the effective interest method.

2.8 Impairment of non-financial assets

Intangible assets, property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset is credited to profit or loss in the period in which it arises.

F-12

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.9 Financial assets

(a)	Classification and measurement

The Group classifies its financial assets at amortized cost.

The classification of debt instruments depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a fair value through profit or loss, transactions costs that are directly attributable to the acquisition of the financial asset.

At subsequent measurement

Debt instruments are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade and other receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance as equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition for which the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

F-13

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.9 Financial assets (continued)

(b)	Impairment of financial assets (continued)

(i) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	An actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	Significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor;
●	Existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	An actual or expected significant deterioration in the operating results of the debtor;
●	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii) Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	Significant financial difficulty of the issuer or the borrower;
(b)	A breach of contract, such as a default or past due event;
(c)	The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender(s) would not otherwise consider.

F-14

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.9 Financial assets (continued)

(b)	Impairment of financial assets (continued)

(iii) Credit-impaired financial assets (continued)

(d)	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
(e)	The disappearance of an active market for that financial asset because of financial difficulties.

(iv) Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v) Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure to default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default representing the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments;
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The groups are regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

(c)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

F-15

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.10 Financial Liabilities

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair values (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(a)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(b)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.11 Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date at which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property, plant and equipment”.

F-16

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.11 Leases (continued)

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payment that is based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amount expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if it is reasonably certain the option will be exercised; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and accounts for these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents lease liabilities as a separate line item on the statement of financial position.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value. Payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

F-17

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.11 Leases (continued)

●	The consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

When the Group is the lessor

Classification and measurement of leases

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recognized as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognized as an expense on a straight-line basis over the lease term except for investment properties measured under the fair value model. Variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognized as income when they arise.

Refundable rental deposits

Refundable rental deposits received are accounted for under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Lease modification

Changes in consideration of lease contracts that were not part of the original terms and conditions are accounted for as lease modifications, including lease incentives provided through forgiveness or reduction of rentals.

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

F-18

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.12 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the specific identification method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

When necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying values of inventories to the lower of cost and net realizable value.

2.13 Income taxes

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:-

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

F-19

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.13 Income Taxes (continued)

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as income or expenses in profit or loss, except to the extent that the tax arises from a transaction which is recognized directly in equity.

The Group accounts for investment tax credits similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.14 Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions to separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been made.

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

F-20

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.15 Currency translation

The financial statements are presented in United States Dollar (“US$”). Our business and operations are primarily conducted in Singapore through our subsidiary, ESA, that is domiciled there. The functional currency of ESA is US$ and transactions in a currency other than the United States Dollar (“foreign currency”) are translated into the United States Dollar using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other operating expenses”.

2.16 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.18 Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person :

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of key management personnel of the Company or the Company’s parent;

or

(b)	An entity is related to the Company if any of the following conditions applies:-

(i)	The entity and the Company are members of the same group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	The entity and the Company are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the Company’s parent.

F-21

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.18 Related parties (continued)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a)	That person’s children and spouse or domestic partner;

(b)	Children of that person’s spouse or domestic partner; and

(c)	Dependents of that person or that person’s spouse or domestic partner.

2.19 Fair value measurement

The Group measures its properties at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:-

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

F-22

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.20 Application of amendments to IFRS

In the preparation of the financial statements for the year ended December 31, 2024, the Group has applied the following amendments to IFRSs, for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2024:

Amendments
Amendments to IFRS 16 Leases	Lease liability in a sale and leaseback
Amendments to IAS 1 Presentation of Financial Statements	Classification of liabilities as Current or Non-Current and Non-current liabilities with Covenants
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	Disclosures – Supplier finance arrangements

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

3. Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain to exercise the extension option of the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

F-23

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

(a)	Useful lives of plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at December 31, 2024 was US$20,762,483 (2023: US$21,786,365).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at December 31, 2024 was US$440,194 (2023: US$64,184).

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as at December 31, 2024 was US$683,939 (2023: US$461,497).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

F-24

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions (continued)

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$2,977,311 (2023: US$2,381,465).

(f)	Forward Purchase Agreement

On July 27, 2023, the Company, ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”).

In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections. The purchases were recognized as a current asset in the financial statements as Prepaid Forward Purchase Agreement (“Prepaid FPA”), at the fair value at the time of the purchase transaction. For the financial year ended December 31, 2023, the fair value of the Prepaid FPA was assessed using a Monte Carlo simulation model to be US$969 and accordingly, an adjustment to the carrying amount of the Prepaid FPA was made.

Termination of Forward Purchase Agreement

On March 21, 2024, the Company received a termination notice from Vellar, dated March 14, 2024, pursuant to the Forward Purchase Agreement. Pursuant to the termination notice, Vellar notified the Company that the Valuation Date was March 15, 2024 as a result of the occurrence of a VWAP Trigger Event. On March 22, 2024, the Company and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor the Company is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and the Company under the Forward Purchase Agreement have been terminated.

F-25

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

4. Revenue

Revenue classified by type of good or service is as follows:

	2024	2023
	US$	US$
Revenue from:
- Sales of circular products	1,198,610	2,305,646
- Waste disposal services	4,901,167	3,858,527
	6,099,777	6,164,173

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	2024	2023
	US$	US$
Foreign exchange gain	251,897	-
Interest income	7	18,308
Government grants	21,779	42,819
Grant from AEPW[1]	-	72,000
Warehousing and logistic services	-	36,357
Write-back of deferred underwriting fees payable	153,125	-
Others	339	335
	427,147	169,819

[1]	The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

6. Other operating expenses

	2024	2023
	US$	US$
Foreign exchange loss	-	189,426
Foreign worker levy	173,632	168,137
Impairment loss on other receivables	49,851	-
Insurance	260,787	55,694
Professional fees	633,524	109,703
Property tax	109,326	108,412
Rental and storage	409,145	594,748
Utilities	164,581	189,982
Upkeep, repair and maintenance	131,776	230,037
Chemical and incineration fees	349,769	396,428
Bank service charges	10,846	50,427
Nasdaq annual fees	65,500	-
Others	41,694	9,398
	2,400,431	2,102,392

F-26

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

7. Employee benefits expense

	2024	2023
	US$	US$
Salaries, wages and bonuses	2,379,674	2,258,195
Directors’ remuneration	382,598	272,659
Directors’ fees	128,000	52,252
Employer’s contribution to defined contribution plans including Central Provident Fund	153,047	142,749
Other short term benefit	60,001	26,943
	3,103,320	2,752,798
Less : Amount capitalized as internal development of intangible assets	(1,714,524)	(1,388,584)
	1,388,796	1,364,214

8. Finance expense

	2024	2023
	US$	US$
Interest expenses:
- Lease liabilities	53,725	55,934
- Borrowings	249,284	284,112
- Loans from Directors	47,136	48,671
	350,145	388,717

9. Income tax expense

	2024	2023
	US$	US$

Tax expense attributable to loss is made up of:
- Current income tax	35,671	-
- Movements in deferred tax liabilities	(163,000)	133,000
	(127,329)	133,000

The tax on profit or loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows:

	2024	2022
	US$	US$

Loss before income tax	(760,586)	(94,846,338)

Tax calculated at tax rate of 17% (2023: 17%)	(129,300)	(16,123,877)
Effects of:
- Listing expenses	-	15,821,445
- Expenses not deductible for tax purposes	198,675	467,334
- Income not subject to tax	(186,647)	(3,112)
- Temporary difference	(10,057)	(28,790)
	(127,329)	133,000

F-27

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net

	Leasehold land and buildings[2]	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2024
Cost or valuation
Beginning of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143
Additions	273,461	304,626	-	-	-	127	578,214
End of financial year	19,537,807	5,264,933	1,213,687	490,239	694,591	132,100	27,333,357

Accumulated depreciation
Beginning of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778
Depreciation charge	941,339	518,321	95,971	602	44,374	1,489	1,602,096
End of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	6,570,874

Net book value
End of financial year	17,864,113	2,642,685	142,914	2,107	107,068	3,596	20,762,483

	Leasehold land and buildings[2]	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2023
Cost or valuation
Beginning of financial year	19,828,888	4,385,903	1,213,687	487,229	692,142	127,487	26,735,336
Additions	-	580,125	-	3,010	63,423	4,486	651,044
Disposal	-	(5,721)	-	-	(60,974)	-	(66,695)
Lease modifications	8,230	-	-	-	-	-	8,230
Revaluation	(910,055)	-	-	-	-	-	(910,055)
Exchange difference	337,283	-	-	-	-	-	337,283
End of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143

Accumulated depreciation
Beginning of financial year	523,495	1,689,985	874,266	486,040	545,593	122,674	4,242,053
Depreciation charge	932,231	416,516	100,536	1,490	46,695	4,341	1,501,809
Disposal	-	(2,574)	-	-	(49,139)	-	(51,713)
Revaluation	(723,371)	-	-	-	-	-	(723,371)
End of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778

Net book value
End of financial year	18,531,991	2,856,380	238,885	2,709	151,442	4,958	21,786,365

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 15.

During the financial year, leasehold land and buildings with carrying amount of approximately US$15,823,299 (2023: US$16,532,686) were mortgaged to secure a term loan (Note 17).

2Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation.

F-28

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net (continued)

Fair value hierarchy

There was no independent valuation of the Group’s leasehold land and buildings conducted as at December 31, 2024. The fair value of the leasehold land and buildings was determined by the Group’s management using internal valuations and external market data.

An independent valuation was performed by valuer, CKS Property Consultants Pte Ltd to determine the fair value of leasehold land and buildings as at December 31, 2023. The revaluation surplus net of applicable deferred income taxes was credited to revaluation reserve. The following table presents the fair value measurement hierarchy of the Group’s leasehold land and buildings carried at fair value:-

Fair value measurements as at
December 31, 2024 categorized into
	Fair value at	Quoted prices in active markets for	Significant other observable	Significant unobservable
	December 31,	identical assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value measurement

Leasehold land and buildings:
- Industrial - Singapore	15,823,299			15,823,299

Fair value measurements as at
December 31, 2023 categorized into
	Fair value at	Quoted prices in active markets for	Significant other observable	Significant unobservable
	December 31,	identical assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value measurement

Leasehold land and buildings:
- Industrial - Singapore	16,532,686	-	-	16,532,186

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

F-29

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net (continued)

Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy:-

Leasehold land
and buildings
US$

Carrying amount at December 31, 2023	16,532,686
Depreciation charge on revaluation of properties held for own use	(709,387)

Carrying amount at December 31, 2024	15,823,299

Valuation techniques

The valuation techniques used in the financial years ended December 31, 2023 were consistent with prior years and all leasehold land and buildings’ valuation was determined using a market comparison approach. The fair value of leasehold land and buildings is based on prices for recent market transactions in similar properties and adjusted to reflect the conditions and locations of the Group’s properties. The significant input into this valuation approach is price per square foot, which has been adjusted to reflect the location, size, tenure, age and condition, standard of finishes, use, facilities provided, date of transaction and the prevailing economic conditions.

Below is a summary of the valuation techniques used and the key inputs to the valuation of leasehold land and buildings:-

	Valuation techniques	Significant unobservable inputs	Range or weighted average
			2024	2023
Leasehold land and buildings in Singapore	Market comparison approach	Price per square foot	n/a	US$113 to US$396 per square foot

The fair value measurements are based on the above leasehold land and buildings’ highest and best use, which does not differ from their actual use.

Had the Group’s leasehold land and buildings been carried at cost less accumulated depreciation, the carrying amount of the Group’s leasehold land and buildings as at December 31, 2024 and 2023 would have been approximately US$3,171,013 and US$3,645,289 respectively.

F-30

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

11. Intangible assets, net

	2024	2023
	US$	US$
Cost
Beginning of financial year	4,349,839	2,961,256
Additions - internal development	1,714,524	1,388,583

End of financial year	6,064,363	4,349,839

Accumulated amortisation
Beginning of financial year	1,968,374	1,115,344
Amortization	1,118,678	853,030
End of financial year	3,087,052	1,968,374

Net book value
End of financial year	2,977,311	2,381,465

12. Trade and other receivables

	2024		2023
	US$		US$
Trade receivables
- Non-related parties	683,939		461,497
	683,939		461,497
Non-trade receivables
- Advance payment to suppliers	119,745		329,597
- Deposits	108,550		46,035
- Goods and services tax recoverable		-	184
- Prepayments	128,308		195,209
	356,603		571,025

	1,040,542		1,032,522

F-31

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

12. Trade and other receivables (continued)

Receivables that are past due but not impaired

The Group had trade receivables amounting to US$117,152 (2023: US$59,757) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	2024	2023
	US$	US$
Less than 30 days	96,741	44,543
30 to 90 days	20,412	15,214
	117,152	59,757

The trade receivables and contract assets are subject to the expected credit loss model under the financial reporting standard on financial instruments. At all reporting dates the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Details of impairment of trade and other receivables are set out in Note 23(b)(ii).

As of December 31, 2024, the Group has made allowance for expected credit loss amounting to US$47,691 (2023: US$46,768).

13. Inventories

	2024	2023
	US$	US$
Raw materials	17,368	64,184
Finished goods	422,826	-
	440,194	64,184

14. Reserves

(a)	Revaluation surplus

Revaluation surplus represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents members’   deemed contribution arising from reorganization.

(c)	Exchange reserve

The exchange reserve represents the exchange differences relating to the translation of the Group’s leasehold land and building from the revaluation. The exchange differences are recognized directly in other comprehensive income and accumulated in the exchange reserve. Such exchange differences accumulated in the exchange reserve are reclassified to the consolidated income statement on the disposal of the leasehold land and building.

(d)	Share premium reserve

The share premium reserve represents the excess amounts paid by shareholders above the par value of the shares issued.

F-32

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

15. Leases – The Group as a lessee

Nature of the Group’s leasing activities

The Group has lease contracts for land, buildings, machineries and equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group regularly enters into short-term leases of 12 months or less for certain plant and equipment and machineries. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

(a) Carrying amounts

ROU assets classified within property, plant and equipment

	2024	2023
	US$	US$
Carrying amounts
Leasehold land and buildings	2,040,813	1,999,304
Plant and equipment	-	270
Motor vehicles	89,683	130,642
	2,130,496	2,130,216

(b) Depreciation charge during the financial year

	2024	2023
	US$	US$

Leasehold land and buildings	231,952	208,860
Plant and equipment	270	7,882
Motor vehicles	40,958	40,480
	273,180	257,222

Interest expense

	2024	2023
	US$	US$

Interest expense on lease liabilities	53,725	55,934

(c) Short-term leases

	2024	2023
	US$	US$

Expense relating to short-term leases	142,441	372,721
Repayment of lease principal and interest	249,510	241,470
Total cash outflow for leases	391,951	614,191

Note: Amount includes payments of principal and interest portion of lease liabilities and short-term leases.

For both years, the Group leases various offices and machineries for its operations. Lease contracts are entered into for fixed term of 1 month to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. At the end of the current financial year, subject to the fulfilment of certain conditions, the lease for one of the properties was extended by 20 years, ending in November 2050.

F-33

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

15. Leases – The Group as a lessee (continued)

The Group regularly enters into short-term leases for certain office premises. As at December 31, 2024 and 2023, the portfolio of short-term leases was similar to the portfolio of short-term leases to which the short-term leases expense is disclosed above.

(d) Addition of ROU assets during the financial year ended December 31, 2024 was US$273,459 (2023: US$Nil)

(e) Lease liabilities

	2024	2023
	US$	US$
Current	221,254	192,282
Non-current	1,926,702	1,974,524
	2,147,956	2,166,806

16. Trade and other payables

	2024	2023
	US$	US$
Trade payables
- Non-related parties	305,670	528,865
	305,670	528,865

Other payables
- Amount due to shareholder	133,532	189,595
- Contract liabilities	1,009,110	2,077,358
- Amount due to directors	896,955	910,541
- Accruals for operating expenses	2,045,333	2,837,205
- Goods and services tax payable	43,177	6,340
- Withholding tax	16,173	10,655
	4,144,280	6,031,694

	4,449,950	6,560,559

The amounts due to directors are non-trade in nature, unsecured, bear interests at 6% per annum and are repayable on demand.

The contract liabilities primarily relate to the advance consideration received from customers for unsatisfied performance obligations. The Company recognizes revenue for each respective performance obligation when control of the product or service transfers to the customer and the right to payment becomes unconditional. In 2024, US $974,914 (2023: US$85,536) of contract liabilities was recognized as revenue in the profit or loss statement.

F-34

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

17. Borrowings

	2024	2023
	US$	US$

Term loan I	118,558	201,945
Term loan IV	108,888	378,323
Term loan V	137,837	426,589
Term loan VI	528,376	924,276
Term loan VII	1,573,182	2,014,258
Trade receivables financing	124,780	81,231
Revolving credit	1,727,561	1,751,857
	4,319,182	5,778,479

	2024	2023
	US$	US$
Analysed as :
Non-current portion	-	112,319
Current portion	4,319,182	5,666,160
	4,319,182	5,778,479

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows2 :

	2024	2023
	US$	US$
Bank borrowings:
Within one year or on demand	2,928,509	3,233,637

Within a period of more than one year but not exceeding two years	1,390,673	2,544,842

	4,319,182	5,778,479

[2]	The 2023 comparative figures of the repayment schedule have been reclassified to be consistent with 2024 and aligned with the repayment schedules from the banks.

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 120 months period commencing 2015. The interest rates charged were at the bank’s Business Financing Rate (“BFR”) of 5.68% to 5.68% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

F-35

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

17. Borrowings (continued)

(ii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum on monthly rests. As of December 31, 2024, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

(iii)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. It contains a repayment on demand clause and therefore it was classified as current liabilities as at December 31, 2023. As at December 31, 2024, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

(iv)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.5% per annum on monthly rests. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(v)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3 year period commencing year 2023. The interest rates charged are 2% above the Bank’s Cost of Funds. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(vi)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2% per annum above the Bank’s Cost of Funds or 2% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(vii)	The Group has a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has no recourse and the Group is only liable for unpaid receivables if the non-payment results from, inter alia, fraud, illegality, dispute, misrepresentation, loss of right, title and interests in the receivables, the non-payment constitutes and event not covered by the relevant credit insurance policy or an event which renders the Bank unable to claim the relevant credit insurance policy.

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$15,823,299 (2023: US$16,532,686) (Note 10);

(b)	Several guarantees from a director of the Group in their personal capacities.

18. Deferred taxation

Deferred tax assets and liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same taxation authority. The Group’s deferred tax liabilities arose mainly from differences in depreciation for tax and revaluation of leasehold properties.

	2024	2023
	US$	US$

Net deferred tax liabilities	133,000	296,000

F-36

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

18. Deferred taxation (continued)

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	2024	2023
	US$	US$

Balance as at beginning of financial year	296,000	163,000

Movements in deferred tax liabilities	(163,000)	133,000
Balance as at end of financial year	133,000	296,000

19. Share capital

	2024	2023

No. of ordinary shares	40,239,419	12,683,039

The share capital of ESGL US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each.

During the financial year ended December 31, 2024, the Company issued 315,000 shares as settlement of promissory notes as well as issued 27,241,380 shares in private placements.

20. Related party transactions

(a) Directors’ remuneration

	2024	2023
	US$	US$
Salaries and bonuses	359,667	255,471
Directors’ fees	128,000	52,252
Interest on loans from Directors	47,136	48,671
Employer’s contribution to the Central Provident Fund	22,931	17,188
	557,734	373,582

(b) Key management personnel compensation

	2024	2023
	US$	US$
Salaries and bonuses	242,678	229,840
Employer’s contribution to the Central Provident Fund	22,003	22,826
	264,681	252,666

F-37

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

21. Capital commitments

Capital expenditures contracted for at the end of the reporting period but not recognized in the financial statements are as follows:

	2024	2023
	US$	US$

Property, plant and equipment	1,312,753	1,328,306

22. Group information

Subsidiaries

The consolidated financial statements of the Group include:

Name of subsidiary	Principal activities	Place of incorporation and business	Effective equity held by the Group
			2024	2023
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100

ESG Chemicals Sdn. Bhd.	Warehousing and distribution of circular products	Malaysia	100	-

F-38

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management

Financial risk factors

The Group’s activities expose it to market risk (including currency risk, price risk and interest rate risk), credit risk, liquidity risk and capital risk.

The Directors review and agree to the policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken. The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies, and processes for the management of these risks. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

(a)	Market risk

(i)	Currency risk

Currency risk arises from sales or purchases that are denominated in currencies other than the functional currency of the Group.

The foreign currency in which these transactions are denominated is mainly Singapore Dollar (“SGD”). The Group does not have a policy to hedge its exposure to foreign exchange risk.

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD	USD	MYR	Total
	US$	US$	US$	US$
December 31, 2024
Financial assets
Cash and cash equivalents	270,772	362,977	1,133	634,882
Trade and other receivables	1,021,680	18,862	-	1,040,542
	1,292,452	381,839	1,133	1,675,424

Financial liabilities
Trade and other payables	3,754,629	683,017	12,304	4,449,950
Borrowings	4,319,182	-	-	4,319,182
Lease liabilities	2,147,956	-	-	2,147,956
	10,221,767	683,017	12,304	10,917,088
Net financial liabilities	(8,929,315)	(301,178)	(11,171)	(9,241,664)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(8,929,315)	(301,178)	(11,171)	(9,241,664)

F-39

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

	SGD	USD	Total
	US$	US$	US$
December 31, 2023
Financial assets
Cash and cash equivalents	248,391	118,370	366,761
Trade and other receivables	1,001,109	31,413	1,032,522
Prepaid forward purchase agreement	-	969	969
	1,249,500	150,752	1,400,252

Financial liabilities
Trade and other payables	5,189,728	1,370,831	6,560,559
Borrowings	5,778,479	-	5,778,479
Deferred underwriting fee payable	-	2,753,125	2,753,125
Lease liabilities	2,166,806	-	2,166,806
	13,135,013	4,123,956	17,258,969
Net financial liabilities	(11,885,513)	(3,973,204)	(15,858,717)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(11,885,513)	(3,973,204)	(15,858,717)

F-40

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

If the USD changes against the SGD by 10% (2023: 10%) respectively with all other variables including tax rate being held constant, the effects arising from the net financial liabilities/assets position will be as follows:

	Increase/(decrease)
	in profit or loss before tax
	2024	2023
	US$	US$
SGD against USD
- strengthened	(892,932)	(1,188,551)
- weakened	892,932	1,188,551

MYR against USD
- strengthened	(1,117)	-
- weakened	1,117	-

(ii)	Interest rate risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in SGD. As of December 31, 2023, if the SGD interest rates had increased/decreased by 0.5% (2023: 0.5%) with all other variables including tax rate being held constant, the loss before tax for the financial year would have been lower/higher by US$16,504 (2023: US$18,831) as a result of higher/lower interest expense on these borrowings.

(b)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligation, resulting in financial loss to the Group.

(i)	Risk management

The Group has adopted the following policy to mitigate its credit risk.

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally does not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

F-41

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables

The Group has applied the simplified approach by using the provision matrix to measure the lifetime ECL for trade receivables and the general approach for other financial assets at amortized cost.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At  the end of the financial year ended December 31, 2024, 76.3% of the total trade receivables were from three of the Group’s largest customers. In 2023, 58.8% of total trade receivables were from three of the Group largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

2024

		Gross
	Expected	carrying	Loss
	loss	amount	allowance
	rate	US$	US$

Current (not past due)	0%	566,787	-
Less than 3 months past due	3%	120,572	3,420
More than 6 months past due	100%	44,271	44,271
		731,630	47,691

F-42

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables (continued)

2023

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
		US$	US$

Current (not past due)	0%	406,305	-
Less than 3 months past due	5%	59,333	3,218
More than 6 months past due	100%	43,550	43,550
		509,188	46,768

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The movements in loss allowance for trade receivables during the years are as follows:

	2024	2023
	US$	US$
At January 1	46,768	46,768
Foreign exchange adjustment	923	-
At December 31	47,691	46,768

Other financial assets, at amortized cost

The Group’s other financial assets recognized at amortized cost are mainly comprised of cash and bank balances, non-trade receivables from non-related parties, deposits and prepayments. These other financial assets are subject to immaterial credit loss.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to these receivables in estimating the probability of default of each of these other financial assets.

F-43

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(c)	Liquidity risk

The table below analyses non-derivative financial liabilities of the Group based on the remaining period from December 31, 2024 to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Less than	Between	More than
	1 year	2 and 5 years	5 years
	US$	US$	US$

At December 31, 2024
Trade and other payables	4,449,950	-	-
Borrowings	3,039,021	1,407,585	-
Lease liabilities	278,197	452,919	2,040,342
	7,767,168	1,860,504	2,040,342

At December 31, 2023
Trade and other payables	6,540,559	-	-
Deferred underwriting fee payable	2,753,125	-	-
Borrowings	5,953,741	112,880	-
Lease liabilities	192,282	256,215	1,718,309
	15,439,707	369,095	1,718,209

(d)	Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises of issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2024 and 2023.

(e)	Fair value measurements

The notional amounts of financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

The fair value of the non-trade balances with the related parties has not been determined as the timing of the expected cash flows of these balances cannot be reasonably determined because of the relationship.

F-44

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(f)	Warrants

As of December 31, 2024, ESGL has 8,625,000 public warrants and 692,331 private warrants. The warrants entitle the holder thereof to purchase one ESGL ordinary share at a price of $11.50 per full share. ESGL will not issue fractional shares. The warrants will expire five years after the consummation of the Business Combination.

ESGL may redeem the outstanding warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of ESGL ordinary shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three business days before ESGL sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to ESGL ordinary shares underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

As of December 31, 2024, none of the warrants have been exercised.

Based on the closing price of warrants as at December 31, 2024 of US$0.0134, value of ESGL’s total outstanding warrants was approximately US$124,852.

(g)	Financial Instruments by Category

The carrying amounts of the different categories of financial instruments are as follows:

	2024	2023
	US$	US$

Financial assets, at amortised cost	1,434,788	874,477
Financial liabilities, at amortised cost	9,891,805	15,150,956

24. Forward Purchase Agreements (“FPA”)

On July 27, 2023, the Company, ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions.

The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, ESGL is referred to as the “Counterparty”.

Pursuant to the terms of the Forward Purchase Agreement, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

The Forward Purchase Agreement grants each Seller the right to purchase additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to ESGL for 1,268,085 Additional Shares, which were issued effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by ESGL effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

F-45

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

24. Forward Purchase Agreements (“FPA”) (continued)

On September 15, 2023, the Company requested Additional Funds from Vellar in the amount of $1,000,000 notwithstanding that the Company was not eligible to submit a request for Additional Funds on such date pursuant to the terms of the Forward Purchase Agreement. On September 20, 2023, Vellar provided Additional Funds in the amount of $1,000,000 to the Company upon a Funding Request by the Company as defined in the Forward Purchase Agreement, which amount comprises the aggregate net proceeds received by the Company from the Forward Purchase Agreement. The Company does not expect to receive any additional funds pursuant to the Forward Purchase Agreement.

Each Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination and agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

On November 16, 2023, ESGL received written notice from ARRT that the Valuation Date of the Forward Purchase Agreement with ARRT shall be deemed to be November 16, 2023, as a result of the occurrence of a Registration Failure due to a failure to have an effective registration statement as of 90 days following the date of ARRT’s registration request (which was August 16, 2023). In no event will any additional cash amounts be paid by the Sellers, including ARRT as a result of accelerating the maturity date as described above, or ESGL at the Valuation Date or otherwise. On or about December 4, 2023, ESGL and ARRT mutually agreed to terminate the Forward Purchase Agreement. ARRT will continue to hold all 1,050,000 shares following termination of the Forward Purchase Agreement and ARRT will pay no amounts to ESGL.

ESGL received written notice from Vellar in March 2024 notifying that the Valuation Date of the Forward Purchase Agreement with Vellar shall be deemed March 14, 2024 for the same reason stated above. ESGL and Vellar mutually agreed to terminate the agreement on March 21, 2024. On March 22, 2024, ESGL and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641. As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor ESGL is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and ESGL under the Forward Purchase Agreement have been terminated.

25. Listing expenses

Listing expenses were non-recurring expenses incurred in connection with the Business Combination and are as follows:

	2024	2023
	US$	US$
Share issued as consideration	-	67,641,500
Net assets of SPAC	-	(590,526)
Revaluation of FPA	-	24,241,261
Professional fees	-	1,680,198
Printing, courier, and others	-	94,891
	-	93,067,324

26. New or revised IFRSs not yet adopted

Effective for annual reporting periods beginning on or after

Amendments to IAS 21	Lack of exchangeability	January 1, 2025

The directors anticipate that the application of all new and amendments to IFRSs will have no material impact on the financial statements in the foreseeable future.

F-46

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

27. Subsequent events

1) Private placement of 37.5 million shares

On January 17, 2025, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company shall issue in a private placement an aggregate of 37,500,000 ordinary shares to the Purchasers at a purchase price of US$0.80 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 375,000 ordinary shares and received gross proceeds of $300,000. The second closing under the Purchase Agreement shall occur on or before April 22, 2025 pursuant to which the Company shall issue 37,125,000 ordinary shares to the Purchasers for an aggregate purchase price of $29,700,000. The Company shall use approximately 20% of the net proceeds received pursuant to the Purchase Agreement for working capital and approximately 80% for strategic mergers and acquisitions.

2) Acquisition of De Tomaso

On February 26, 2025, the Company entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which the Company agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to the Company, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of the Company, and the DT shareholders shall become shareholders of the Company (the “Acquisition”).

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by the Company at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of the Company (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), the Company shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

28. Loss per share

Loss per share is computed by dividing net loss by the weighted average number of the Company’s common shares outstanding during the period.

	2024	2023
	US$	US$
Calculation of basic earnings per share:
Net loss	(633,257)	(94,979,338)
Loss attributable to ordinary shareholders	(633,257)	(94,979,338)

Weighted average number of ordinary shares	26,029,785	6,466,527

Basic and diluted loss per share	(0.02)	(14.69)

F-47

DE TOMASO AUTOMOBILI HOLDINGS LIMITED

AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2024

F-48

De Tomaso Automobili Holdings Limited and its subsidiaries

Consolidated Income Statement (Unaudited)

For the year ended 31 December 2024

	2024	2023
	US$	US$

Revenue#	-	-

Other income and (expenses), net	275,859	(856,046)

Administrative and general expenses	(10,415,793)	(5,813,234)

Finance costs	(97,515)	(1,131)

Loss before tax	(10,237,449)	(6,670,411)

Income tax	-	-

Loss for the year	(10,237,449)	(6,670,411)

# The group had no revenue derived for both years.

F-49

De Tomaso Automobili Holdings Limited and its subsidiaries

Consolidated Statement of Comprehensive Income (Unaudited)

For the year ended 31 December 2024

	2024	2023
	US$	US$

Loss for the year	(10,237,449)	(6,670,411)

Other comprehensive income/(loss), net of tax:-

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:-

Exchange difference on translation of foreign operation	1,083,583	(79,366)

Total comprehensive loss for the year	(9,153,866)	(6,749,777)

F-50

De Tomaso Automobili Holdings Limited and its subsidiaries

Consolidated Statement of Financial Position (Unaudited)

31 December 2024

	2024	2023
	US$	US$
Assets

Non-current assets

Property, plant and equipment	6,398,404	815,145
Intangible assets	87,818,852	72,791,815

	94,217,256	73,606,960

Current assets

Deposits	29,611	9,458
Inventories	5,405,085	40,398
Prepaid expenses and other receivables	2,608,141	861,886
Cash and cash equivalents	40,653	562,520

	8,083,490	1,474,262

Total assets	102,300,746	75,081,222

Deficiency and liabilities

Capital and reserves

Share capital	45,001,000	10,001,000
Accumulated deficit	(47,015,431)	(35,694,399)

Total deficiency	(2,014,431)	(25,693,399)

Non-current liabilities

Promissory notes – related parties	-	20,969,160

Current liabilities

Trade payables	4,494,935	1,565,929
Accrued expenses	3,484,968	14,781
Accrued promissory notes interest – related parties	461,904	10,803,455
Loan from a director	-	3,222,282
Amounts due to related parties	13,589,896	24,394,014
Amount due to a member	9,000	9,000
Receipt in advance	-	3,000,000
Other loans	4,181,717	-
Contract liabilities	78,092,757	36,796,000

	104,315,177	79,805,461

Total liabilities	104,315,177	100,774,621

Total equity and liabilities	102,300,746	75,081,222

Choi Sung Fung

Sole director

F-51

De Tomaso Automobili Holdings Limited and its subsidiaries

Consolidated Statement of Changes in Equity (Unaudited)

For the year ended 31 December 2024

	Share capital	Accumulated deficit	Exchange reserve	Total
	US$	US$	US$	US$

1 January 2023	100	(29,137,181)	33,827	(29,103,254)

Adjustment on reorganisation	900	-	-	900

Allotment of preference shares	10,000,000	-	-	10,000,000

Loss for the year	-	(6,670,411)	-	(6,670,411)

Exchange difference on translation of foreign operation	-	-	79,366	79,366

Total comprehensive loss for the year	10,000,900	(6,670,411)	79,366	3,409,855

31 December 2023	10,001,000	(35,807,592)	113,193	(25,693,399)

Allotment of preference shares	35,000,000	-	-	35,000,000

Loss for the year	-	(10,237,449)	-	(10,237,449)

Exchange difference on translation of foreign operation	-	-	(1,083,583)	(1,083,583)

Total comprehensive loss for the year	35,000,000	(10,237,449)	(1,083,583)	23,678,968

31 December 2024	45,001,000	(46,045,041)	(970,390)	(2,014,431)

F-52

De Tomaso Automobili Holdings Limited and its subsidiaries

Consolidated Statement of Cash Flows (Unaudited)

For the year ended 31 December 2024

	2024	2023
	US$	US$

Cash flows from operating activities

Loss before tax	(10,237,449)	(6,670,411)

Adjustments for:-
Depreciation of property, plant and equipment	36,554	60,495

	(10,200,895)	(6,609,916)

Increase in deposits	(20,153)	(9,458)
Increase in inventories	(5,364,687)	(40,398)
Increase in prepaid expenses and other receivables	(1,746,255)	(561,886)
Increase in trade payables	2,929,006	1,565,929
Increase in accrued expenses	3,470,187	2,063,350
(Decrease)/increase in receipt in advance	(3,000,000)	3,000,000
Increase in contract liabilities	9,986,046	2,707,152

Net cash (used in)/generated from operating activities	(3,946,751)	2,114,773

Cash flows from investing activities

Payments to acquire property, plant and equipment	(5,619,813)	(758,351)
Payments to acquire intangible assets	(15,027,037)	(18,104,474)
Decrease/(increase) in amounts due from related parties	-	211,497

Net cash used in investing activities	(20,646,850)	(18,651,328)

Cash flows from financing activities

Increase in amounts due to related parties	6,195,882	4,874,905
Allotment of preference shares	15,000,000	10,000,000
Increase in other loans	4,181,717	-
(Decrease)/increase in loan from a director	(222,282)	1,070,436

Net cash generated from financing activities	25,155,317	15,945,341

Net increase/(decrease) in cash and cash equivalents	561,716	(591,214)

Cash and cash equivalents at beginning of year	562,520	1,074,368

Effect of foreign exchange rate changes	(1,083,583)	79,366

Cash and cash equivalents at end of year	40,653	562,520

F-53

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements

31 December 2024

1.	General

De Tomaso Automobili Holdings Limited (the “company”) is a limited liability company incorporated in the Cayman Islands. The address of the registered office and principal place of business of the company is disclosed in the corporate information section. The company’s principal activities are investment holdings, designing, developing and manufacturing of high-performance supercars De Tomaso P72 and P900. The principle activities of its subsidiaries (together with the company, collectively referred to as the “group”) are:-

Information about subsidiaries

Details of the company’s subsidiaries are as follows:-

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2024	2023

De Tomaso Automobili Limited (“DT BVI”)	British Virgin Islands	100	100	Investment holding

De Tomaso Automobili Limited (“DT UK”)	United Kingdom	100	100	Holding of intangible assets

De Tomaso Automobili Limited (“DT HK”)	Hong Kong	100	100	Sales of high-performance supercars

De Tomaso Automobili GmbH (“DT GmbH”)	Germany	100	100	Design and manufacturing of high-performance supercars

De Tomaso Automobili Holdings N.A. LLC (“DT US”)	United States of America	100	100	Sales of high-performance supercars

De Tomaso Automobili Pte. Ltd. (“DT SG”)	Singapore	100	100	Dormant

None of the subsidiaries had issued any debt securities at the end of the year.

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information

2.1	Basis of preparation of unaudited consolidated financial statements

These unaudited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”).

These unaudited consolidated financial statements are unaudited and are subject to change during the audit process. In the opinion of the company’s management, such unaudited consolidated financial statements reflect a fair presentation of the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows for the periods presented.

These unaudited consolidated financial statements are presented in United States dollars (“US$”), which is also the functional currency of the company, except where otherwise indicated.

The group incurred a net loss of US$10,237,449 for the year ended 31 December 2024 and, as of that date, the group’s current liabilities exceeded its current assets by US$96,231,687. These conditions indicate that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern and therefore, the group may not be able to realise its assets and discharge its liabilities in the normal course of business. The unaudited consolidated financial statements have been prepared on a going concern basis because the group’s ability to continue as a going concern is dependent on its ability to raise additional capital and implement its business plan. The unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that may result from this uncertainty.

F-54

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.1	Basis of preparation of unaudited consolidated financial statements (continued)

Presently the company is undergoing research and development to design, develop and manufacture high-performance supercars. Management intends to raise additional funds by way of equity or debt financing, or both. Management believes that actions presently being taken to further implement its business plan, obtain additional funding and to achieve future profitable operations upon the sales of high-performance supercars, which provide the opportunity for the company to continue as a going concern. While the company believes in the viability of its strategy to raise additional funds, there can be no assurances to that effect.

Should the going concern assumption be inappropriate, adjustments might be made to reclassify non-current assets to current assets, to write down the carrying values of assets to their estimated recoverable amounts and to provide for any further liabilities which might arise. The effects of these adjustments have not been reflected in the unaudited consolidated financial statements.

2.2	Reorganisation

DT BVI was incorporated in the British Virgin Islands on 24 June 2015. It was wholly-owned by Ideal Team Ventures Limited, which is wholly-owned by Choi Sung Fung, its Chief Executive Officer (“CEO”) and member.

On 22 July 2015, DT BVI formed a wholly-owned subsidiary DT UK, which was incorporated in the United Kingdom.

On 13 September 2017, DT BVI formed another wholly-owned subsidiary DT HK, which was incorporated in Hong Kong.

On 18 December 2019, DT GmbH which was incorporated in Germany, which was acquired by DT HK from an independent third party at a consideration of EUR25,000.

On 3 September 2020, DT US was incorporated in Delaware, the United States of America.

On 9 September 2020, the shares in DT BVI were transferred from Ideal Team Ventures Limited to Choi Sung Fung at a consideration of US$10,000. On 31 December 2020, Choi Sung Fung transferred all his shares in DT BVI to De Tomaso Automobili Holdings Limited, which was incorporated in the Marshall Islands (“DT Marshall”) at a consideration of US$10,000. On the same date, the company transferred all its shares in DT BVI to DT US at a consideration of US$10,000.

On 21 April 2023, the company was incorporated in the Cayman Islands and is wholly-owned by DT Marshall.

On 5 May 2023, the shares in DT BVI were transferred from DT US to DT Marshall. On 15 June 2023, the shares in DT BVI were transferred from DT Marshall to the company. The share transfers were done as an effort to create a more efficient overall corporate structure.

On 29 November 2023, DT BVI formed another wholly-owned subsidiary DT SG, which was incorporated in Singapore.

F-55

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.3	Application of new and amendments to standards

In the preparation of the unaudited consolidated financial statements for the year ended 31 December 2024, the group has applied the following new and amendments to IFRS Accounting Standards issued by the IASB, for the first time, which are mandatorily effective for the group’s annual period beginning on 1 January 2024:-

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current and related amendments to Hong Kong Interpretation 5 (2020)
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The application of the new and amendments to IFRS Accounting Standards in the current year has had no material impact on the group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.4	Significant judgements and estimates

The preparation of these unaudited consolidated financial statements in conformity with IFRS Accounting Standards requires management to exercise its judgement in the process of applying the group ‘s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The sole director of the company has considered the development, selection and disclosure of the group’s critical accounting judgements and estimates.

Judgements

In the process of applying the group’s accounting policies, the sole director of the company has made the following judgements which have the most significant effect on the amounts recognised in the unaudited consolidated financial statements:-

Determination of functional currency

In determining the functional currency of the group, judgment is used by the management to determine the currency of the primary economic environment in which the group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

F-56

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.4	Significant judgements and estimates (continued)

Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the group’s property, plant and equipment as at 31 December 2024 was US$6,398,404 (2023: US$815,145).

2.5	Material accounting policy information

a)	Basis of consolidation

These consolidated financial statements include the financial statements of the company and its subsidiaries for the year ended 31 December 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the company. Control is achieved when the group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the group the current ability to direct the relevant activities of the investee).

When the company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as the company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

F-57

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

a)	Basis of consolidation (continued)

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the company has less than a majority of the voting or similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The group’s voting rights and potential voting rights.

The group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the company obtains control over the subsidiary and ceases when the group loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the unaudited consolidated financial statements from the date the group gains control until the date the company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the group’s accounting policy information. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non- controlling interest and other components of equity, while any resultant gain or loss is recognised in consolidated profit or loss. Any investment retained is recognised at fair value.

b)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

F-58

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

c)	Fair value of financial instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the group’s financial assets and liabilities, such as cash and cash equivalents, deposits, other receivables and accrued expenses approximate their fair values because of the short maturity of these instruments.

d)	Property, plant and equipment, net

Property, plant and equipment consist of a vehicle and is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is computed on a straight-line basis over the estimated useful life of five years. The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognised in consolidated profit or loss when the changes arise.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in consolidated profit or loss when incurred.

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in consolidated profit or loss.

e)	Intangible assets

Intangible assets acquired separately

Intangible assets consist of trademarks of the brand De Tomaso. They are considered to have indefinite lives since it is expected to contribute to the cash flows of the entity for an unlimited period of time and therefore are not amortised.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the unaudited consolidated statement of profit and loss when the asset is derecognised.

Research and development expenditure (“R&D”)

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

F-59

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Intangible assets (continued)

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following have been demonstrated:-

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

R&D costs are currently expensed as incurred and primarily include cost associated with R&D arrangements with external parties in connection with the group’s high-performance supercars project.

f)	Impairment of long-lived assets and intangible assets

Intangible assets and property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the unaudited consolidated profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the unaudited consolidated profit or loss in the period in which it arises.

F-60

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Impairment of long-lived assets and intangible assets (continued)

The group did not recognise any impairment of long-lived assets and intangible assets for the years ended 31 December 2024 and 2023.

g)	Contract liabilities

Contract liabilities are recorded when cash payments are received in advance of future usage on non-cancellable contracts. The contract liabilities will be derecognised and recognised as revenue when the group satisfies its performance obligation by delivering the supercars to its customers.

h)	Revenue recognition

There were no revenues during the years ended 31 December 2024 and 2023.

Revenue is measured based on the consideration to which the group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognised when the group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

Revenue is recognised net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities. The group considers revenue realised or realisable and earned when all the following criteria are met:-

1)	Identification of the contract with a customer;

2)	Identification of the performance obligations in the contract;

3)	Determination of the transaction price;

4)	Allocation of the transaction price to the performance obligations in the contract; and

5)	Recognition of revenue when or as a performance obligation is satisfied. Revenue is recognised when each performance obligation is satisfied by the group. An estimate of the variable consideration or performance obligations that the group ultimately expects to be entitled to is included in the transaction price, and revenue is recognised upon satisfaction of the related performance obligation(s). An implicit or explicit significant financing component is taken into consideration. Each contract with customers is analysed for multiple elements to determine if any elements must stand alone as separate performance obligations.

F-61

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

h)	Revenue recognition (continued)

Product sale, payment milestone, warranty and commission

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales, if any. The group allocates the transaction price to each performance obligation based on the purchase orders. Customers’ deposits are required by three or four installments based on the contract terms.

Warranty is provided to customers for three years or a maximum of 36,000 miles per each De Tomaso P72 high-performance supercar.

Commission is provided to car dealers ranging from 10% to 20%. Since there is no revenue during the years ended 31 December 2024 and 2023, no warranty nor commission was incurred.

Value-added taxes and surcharges

The group presents revenue net of value-added taxes (“VAT”) and surcharges incurred. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the unaudited consolidated statement of financial position until these are paid to the tax authorities. Since there is no revenue during the years ended 31 December 2024 and 2023, no such costs were incurred.

Outbound freight and handling costs

The group accounts for product outbound freight and handling costs as fulfillment activities and presents the associated costs in selling, general and administrative expenses in the period in which it sells the product. Since there is no revenue during the years ended 31 December 2024 and 2023, no such costs were incurred.

i)	Income taxes

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. Deferred tax assets are recognised for unused tax losses and future tax deductions to the extent that it is probable that taxable profit will be available against which the losses and deductions can be utilised. The group’s accounting policy is to treat interest and penalties as a component of income taxes.

Current tax assets and liabilities of the subsidiaries are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the subsidiaries operate.

F-62

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

2.	Basis of preparation of unaudited consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

j)	Foreign currency transactions and translations

Transactions in a currency other than the US$ are translated into the US$ using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognised in consolidated profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other (expenses) and income, net”.

The functional currencies of DT UK and DT GmbH are currencies other than the US$. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into US$ at the weighted average exchange rates for the year.

F-63

De Tomaso Automobili Holdings Limited and its subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

31 December 2024

3.	New and amendments to IFRS Accounting Standards in issue but not yet effective

The group has not early applied the following new and amendments to IFRS Accounting Standards that have been issued but are not yet effective:-

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[3]
Amendments to IAS 21	Lack of Exchangeability[2]
IFRS 18	Presentation and Disclosure in Financial Statements[4]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[4]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after 1 January 2025.

3 Effective for annual periods beginning on or after 1 January 2026.

4 Effective for annual periods beginning on or after 1 January 2027.

Except for the impact of IFRS 18 mentioned below, the sole director of the company anticipates that the application of all new and amendments to IFRS Accounting Standards will have no material impact on the unaudited consolidated financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. Whilst many of the requirements will remain consistent, the new standard introduces new requirements to present specified categories and defined subtotals in the unaudited consolidated statement of comprehensive income; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the primary financial statements and the notes. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted, and will be applied retrospectively. The application of the new standard is expected to affect the presentation of the unaudited consolidated statement of comprehensive income and disclosures in the future financial statements. The group is still currently assessing the impact that IFRS 18 will have on the group’s consolidated financial statements.

F-64

ANNEX A

Execution Version

DATED 26 FEBRUARY 2025

ESGL HOLDINGS LIMITED

and

DE TOMASO AUTOMOBILI HOLDINGS LIMITED

and

DE TOMASO SHAREHOLDERS

(as defined herein)

SHARE PURCHASE AGREEMENT

A-1

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on the 26th day of February 2025

AMONG:

(1)	ESGL HOLDINGS LIMITED, an exempted company with limited liability incorporated under the laws of the Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“ESGL”);

(2)	DE TOMASO AUTOMOBILI HOLDINGS LIMITED, an exempted company with limited liability incorporated under the laws of the Cayman Islands, having its registered office at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands (“DTA”);

(3)	DE TOMASO AUTOMOBILI HOLDINGS LIMITED, a limited company incorporated under the laws of the Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960 (“DT MH”); and

(4)	IDEAL TEAM VENTURES LIMITED, a limited company incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“Ideal Team”, together with DT MH and FTAG, the “Existing DT Majority Shareholders”),

(each a “Party” and collectively the “Parties”).

WHEREAS:

(A)	As at the date of this Agreement, ESGL is a holding company whose ordinary shares of US$0.0001 par value each (“ESGL Shares”) are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ESGL” and, through its subsidiaries, is principally engaged in the business of collection and recycling of industrial waste into sustainable circular economy products (the “ESGL Business”). Particulars of ESGL and its subsidiaries (the “ESGL Subsidiaries”, together with ESGL, the “ESGL Group”, and each a “ESGL Group Company”) as at the date of this Agreement are set out in Schedule 1.

(B)	DTA is the holding company of the De Tomaso Group (as defined below), a high-end ultra-luxury automotive group. As at the date of this Agreement, DTA has a total issued share capital of US$1,450 divided into 145,000,000 paid-up shares of a par value of US$0.00001 each, of which 100,000,000 ordinary shares are held directly by DT MH, and 25,000,000 and 20,000,000 preferred shares are held directly by FTAG Asset Management Ltd., a private company limited by shares incorporated under the laws of Malaysia (“FTAG”), and Ideal Team, respectively. Particulars of DTA and its subsidiaries (the “DT Subsidiaries”, together with DTA, the “De Tomaso Group”, and each a “DT Group Company”) are set out in Schedule 2.

(C)	Upon and subject to the terms and conditions set out herein, ESGL agrees to purchase from the De Tomaso Shareholders (as defined below), and the De Tomaso Shareholders agree to sell to ESGL, the entire issued share capital of DTA for the Consideration, such that upon Closing, DTA shall become a direct wholly-owned subsidiary of ESGL, and the De Tomaso Shareholders shall become shareholders of ESGL.

(D)	As at the date of this Agreement, FTAG has entered into a transaction support agreement with ESGL and DTA to support the transactions contemplated hereunder.

In consideration of the mutual covenants and agreements hereinafter set forth, and intending to be legally bound thereby,

A-2

IT IS AGREED as follows:

1.	DEFINITIONS

1.1	Unless otherwise defined in this Agreement, capitalised terms used herein shall have the following meanings:

Accounts	means the latest available consolidated audited accounts of DTA as at the date of this Agreement;

Accounts Date	means the date on which the Accounts are being drawn up;

Acquisition	means the sale and purchase of the Sale Shares in accordance with the terms and conditions set out herein;

Affiliates	means:

(a)	with respect to any company, any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person, including without limitation any investment funds managed by such Person or such other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person, excluding the company and its affiliates;

(b)	with respect to any natural person:

(i)	any other Person that directly or indirectly through one or more intermediaries is Controlled by such natural person;

(ii)	any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-In-law or sister-in-law of that natural person or his spouse, including adoptive relationships; or

(iii)	the trustees, acting in their capacity as such trustees, of any trust of which that natural person or any natural person within paragraph (iii)(b) of this definition is a beneficiary or, in the case of a discretionary trust, is a discretionary object;

Approvals	has the meaning given in Schedule 4;

Award Shares	means the ESGL Shares to be allotted and issued by ESGL in satisfaction of share awards granted to the Grantees pursuant to the ESOP;

Business Day	means a day (other than Saturday, Sunday or a public holiday) on which banks located in Singapore and Hong Kong are open for business;

Capricorn Claim	means the legal proceedings brought in Germany by DT HK and DT US as plaintiffs against, among others, Capricorn Composite GmbH and Capricorn Works GmbH;

Change in Company Name	means the change of ESGL’s company name to “OIO Group” (or any other name as the Parties may agree);

A-3

Change in Ticker Symbol	means the change of ESGL’s Nasdaq ticker symbol to “OIO” (or any other symbol as the Parties may agree);

CJ Dispute	means the legal proceedings brought in the U.S. by Carmen Jorda against DT US;

Claim	has the meaning given in Clause 9.3;

Closing	means the closing of the Acquisition on the Closing Date in accordance with Clause 4;

Closing Date	means the date of Closing and has the meaning given in Clause 4.1;

Closing Form 6-K	has the meaning given in Clause 7.14;

Confidential Information

means all non-public information disclosed by any Party, whether in writing, orally or otherwise, directly or indirectly, to the other Party, including but not limited to any information relating to operations, assets, financial positions, trade secrets, market opportunities as well as businesses of the DT Group and the ESGL Group (as the case may be), any of their proprietary information and any information which by its nature ought to be regarded as confidential, but does not include any document, material or other information that:

(a)	was lawfully in the possession of the receiving Party prior to its disclosure by the disclosing Party and had not been obtained from the disclosing Party;

(b)	is or becomes generally known to the public (other than by breach of this Agreement or any other obligation of confidentiality owed between the Parties);

(c)	is or becomes available to the receiving Party other than as a result of a disclosure by a Person known by the receiving Party to be bound by an obligation of secrecy to the disclosing Party; or

(d)	is independently developed by the receiving Party without reference to the Confidential Information;

Consideration	means the purchase price of the Acquisition as set out in Clause 3;

Consideration Shares	means the ESGL Shares to be allotted and issued by ESGL in accordance with Clause 3 to the De Tomaso Shareholders as the Consideration as set out in Part A of Schedule 3, subject to adjustments pursuant to the ESGL Share Consolidation;

Control	means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and Controlled and Controls shall be construed accordingly;

Conversion	means the conversion of (a) the preferred share(s) of US$0.00001 nominal or par value each in the issued share capital of DTA, and (b) the convertible loan received by the De Tomaso Group, into Share(s) pursuant to the terms of the relevant subscription agreement and convertible loan agreement, respectively;

A-4

De Tomaso Controlling Shareholders	means DT MH and Ideal Team;

De Tomaso Group	has the meaning given in Recital (B);

De Tomaso Shareholders	means the holders of the Sale Shares immediately prior to Closing;

De Tomaso Shareholders’ Warranties	means the representations and warranties to be given by the De Tomaso Shareholders set out in Part A(I) of Schedule 4;

Deed of Adherence	has the meaning given in Clause 4.1(a)(x);

Directors	means the directors of DTA;

Disclosure Letter	has the meaning given in Clause 6.2;

DTA’s Warranties	means the representations and warranties to be given by DTA set out in Part A(II) of Schedule 4;

DT DE	means De Tomaso Automobili GmbH, a company with limited liability registered in Germany and a DT Subsidiary as at the date of this Agreement;

DT Group Company	has the meaning given in Recital (B);

DT HK	means De Tomaso Automobili Limited, a company incorporated in Hong Kong with limited liability and a DT Subsidiary as at the date of this Agreement;

DT Nominees	has the meaning given in Clause 4.1(a)(viii);

DT Subsidiaries	has the meaning given in Recital (B);

DT US	means De Tomaso Automobili Holdings N.A. LLC, a company incorporated in the state of Delaware of the U.S. with limited liability and a DT Subsidiary as at the date of this Agreement;

Earnout Shares	has the meaning given in Clause 3(b);

Earnout Shares Issuance Date	has the meaning given in Clause 3(b);

Encumbrance	means any mortgage, pledge, lien, charge, interest under any pre-sale contracts, hypothecation, right of set-off or counterclaim, security interest, transfer restriction, security agreement or arrangement of any kind, purchase or option agreement or arrangement, subordination agreement or arrangement, and agreements to create or effect any of the foregoing;

Enlarged Group	means ESGL and its subsidiaries (including all DT Group Companies) after Closing;

A-5

ESGL	an exempted company with limited liability incorporated under the laws of the Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, ordinary shares of which are listed on Nasdaq under the symbol “ESGL”;

ESGL Business	has the meaning given in Recital (A);

ESGL Existing ESOP	means ESGL’s equity incentive plan adopted on 16 December 2024 as referred to in ESGL’s Form 6-K dated 15 January 2025 and Form S-8 registration statement filed on 10 February 2025;

ESGL Group	has the meaning given in Recital (A);

ESGL Group Company	has the meaning given in Recital (A);

ESGL Share Consolidation	means any consolidation of the authorised and/or issued share capital of ESGL prior to Closing;

ESGL Shares	has the meaning given in Recital (A);

ESGL Subsidiaries	has the meaning given in Recital (A);

ESGL’s Board	means the board of directors of ESGL;

ESGL’s Warranties	means the representations and warranties to be given by ESGL set out in Part B of Schedule 4;

ESOP	means the employee equity incentive plan adopted by shareholders of ESGL in the form as agreed by DTA;

Exchange Act	means the U.S. Securities Exchange Act of 1934, as amended;

FTAG	has the meaning given in Recital (B);

FY2025	means the financial year ending 31 December 2025;

FY2026	means the financial year ending 31 December 2026;

Grantees	means recipients of share awards under the ESOP;

Holder	has the meaning given in Clause 7.2;

Hong Kong	means Hong Kong Special Administrative Region of the People’s Republic of China;

Indemnified Amount	has the meaning given in Clause 9.5;

Indemnified Parties	has the meaning given in Clause 9.1;

Indemnifiers	has the meaning given in Clause 9.1;

Intellectual Property Rights	means Confidential Information, business or trade secrets, database rights, rights in know-how, patents, trade marks, service marks, trade names, design rights, copyright, domain names and other intellectual property rights, whether now known or created in future (of whatever nature and wherever arising), and in each case whether registered or unregistered and including applications for the grant of any such rights;

A-6

Interim Period	has the meaning given in Clause 7.1;

Key Executives	has the meaning given in Clause 4.1(a)(vii);

Lock-up Agreement	has the meaning given in Clause 7.2;

Lock-up Period	has the meaning given in Clause 7.2;

Nasdaq	has the meaning given in Recital (A);

Nasdaq Listing Application	means the initial listing application to be made by ESGL to Nasdaq in connection with the Acquisition, the Change in Company Name, the Change in Ticker Symbol and other transactions contemplated by this Agreement pursuant to Rule 5110(a) of the Nasdaq Listing Rules;

Other Investor	means holder of Sale Shares other than the Existing DT Majority Shareholders and FTAG who acquire or subscribe for Shares during the Interim Period (if any);

Parties	means the undersigned parties to this Agreement (and Party shall be construed accordingly);

Performance Targets	means such performance targets as set out in Part B of Schedule 3 to be fulfilled by the De Tomaso Group in FY2025 and/or FY2026 for the De Tomaso Shareholders to receive Earnout Shares pursuant to Clause 3(b);

Person	means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality);

RB Dispute	means the legal proceedings brought in the U.S. by Ryan Berris against, among others, DT US;

Reviewable Document	has the meaning given in Clause 7.15;

Right	has the meaning given in Clause 17;

Sale Shares	means such number of issued and fully paid Shares representing the entire issued share capital of DTA as at the Closing Date, including 1,254 issued and fully paid Shares held by the Existing DT Shareholders in aggregate as at the date of this Agreement;

SEC	means the U.S. Securities and Exchange Commission;

Securities Act or Act	means the U.S. Securities Act of 1933, as amended;

Shares	means all or any of the ordinary shares of US$0.00001 nominal or par value each in the issued share capital of DTA from time to time (and Share shall be construed accordingly);

Signing Form 6-K	has the meaning given in Clause 7.13;

Surviving Provisions	means Clauses 10 to 24;

Transfer Documents	has the meaning given in Clause 4.1(a)(iii);

U.S.	means the United States of America;

US$	means United States Dollars, the lawful currency of the U.S.;

Warranties	means the De Tomaso Shareholders’ Warranties, DTA’s Warranties and ESGL’s Warranties (and Warranty shall be construed accordingly); and

%	per cent.

A-7

1.2	The headings in this Agreement do not affect its interpretation.

1.3	Where any obligation in this Agreement is expressed to be undertaken or assumed by any Party, that obligation is to be construed as requiring the Party concerned to exercise, to the extent possible, all rights and powers of control over the affairs of any other Person which it is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

1.4	In this Agreement, unless otherwise indicated:

(a)	each reference to any Schedule shall be deemed to refer to a schedule to this Agreement, and the schedules to this Agreement shall be deemed to form part of this Agreement;

(b)	each reference to, and the definition of, any document shall be deemed to refer to such document as it may be amended from time to time in accordance with its terms;

(c)	each reference to a law or governmental approval shall be deemed to refer to such law or governmental approval as it may be amended from time to time;

(d)	any reference to a Person in any capacity includes a reference to its permitted successors and assigns in such capacity and, in the case of any government entity, any Person succeeding to any of its functions and capacities;

(e)	defined terms in the singular shall include the plural and vice versa, and the masculine, feminine or neuter gender shall include all genders; and

(f)	the words “include”, “includes” and “including” are deemed to be followed by the phrase “without limitation”.

2.	ACQUISITION

2.1	Subject to the terms and conditions hereof, on the Closing Date, the De Tomaso Shareholders hereby agree to sell to ESGL, and ESGL hereby agrees to purchase from the De Tomaso Shareholders, the Sale Shares, together with all rights now or hereafter attaching thereto, free from all Encumbrances at the Consideration, which shall be settled by ESGL’s allotment and issuance of the Consideration Shares and, where applicable, the Earnout Shares in the manner set out in Clause 3.

2.2	Each certificate issued to any holder of Sale Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any applicable securities laws at the time of the Closing:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT AND THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION COVERING SUCH SECURITIES OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT AND SUCH OTHER APPLICABLE LAWS.

A-8

3.	CONSIDERATION

The Consideration for the Acquisition shall be the aggregate of the following:

(a)	US$1,030,000,000, which shall be settled by ESGL by way of allotting and issuing on the Closing Date such number of Consideration Shares as set out in Part A of Schedule 3, each credited as fully paid, at an issue price of US$1.03 per Consideration Share to the De Tomaso Shareholders (or their nominee(s) as they may direct) in the proportion of their shareholding in DTA immediately prior to the Closing Date;

(b)	subject to the De Tomaso Group having achieved the annual Performance Target designated for each of FY2025 and FY2026 as set out in Part B of Schedule 3, ESGL shall allot and issue within one (1) month after the end of the relevant financial year (the “Earnout Shares Issuance Date”) ESGL Shares in such number as set out in Part C of Schedule 3 (the “Earnout Shares”) for no additional consideration, each credited as fully paid, to the De Tomaso Shareholders (or their nominee(s) as they may direct) in the proportion of their shareholding in DTA immediately prior to the Closing Date. The total number of Earnout Shares that may be allotted and issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the Performance Target for any relevant financial year is not satisfied, provided that the aggregate Performance Targets for FY2025 and FY2026 have been satisfied by the end of FY2026, all of the Earnout Shares in respect of FY2025 and FY2026 (to the extent not yet issued) shall be allotted and issued to the De Tomaso Shareholders (or their nominee(s) as they may direct) within one (1) month after the end of FY2026; and

(c)	in consideration of the Acquisition, ESGL shall allot and issue to the De Tomaso Shareholders (or their nominee(s) as they may direct) the Consideration Shares and, where applicable, the Earnout Shares in the manner set out above, register the De Tomaso Shareholders (or their nominee(s) as they may direct) as member(s) of ESGL, and cause the relevant share certificates of the Consideration Shares and, where applicable, the Earnout Shares, to be delivered, at the option of the relevant De Tomaso Shareholders:

(i)	to the depository for immediate credit to such securities account as the relevant De Tomaso Shareholder shall notify to ESGL no later than five (5) Business Days before the Closing Date or the Earnout Shares Issuance Date (as the case may be); or

(ii)	physically to the relevant De Tomaso Shareholder definitive share certificate(s) in respect thereof in the name of the relevant De Tomaso Shareholder (or its nominee(s) as it may direct),

or in any other manner as agreed between the relevant De Tomaso Shareholder and ESGL, each in such denomination as shall be notified by the relevant De Tomaso Shareholder to ESGL no later than five (5) Business Days before the Closing Date or the Earnout Shares Issuance Date (as the case may be).

A-9

4.	CLOSING

4.1	Subject to the fulfilment or waiver (as the case may be) of the conditions set out in Clause 5, the Closing shall take place on or before 31 May 2025, or such other time and/or date as the Parties may agree (the “Closing Date”), and when all (but not some only) of the following businesses shall be transacted:

(a)	the De Tomaso Shareholders shall deliver or make available or release to ESGL, or procure such delivery, availability or release of:

(i)	a certified copy of the duly executed board resolutions of each of the De Tomaso Shareholders authorising and approving, inter alia, the approval and execution of this Agreement, the Acquisition, and all matters incidental hereto, including but not limited to (A) the sale of Sale Shares to ESGL, and (B) the subscription of the Consideration Shares and the Earnout Shares;

(ii)	a certified copy of the duly executed Shareholders’ and board resolutions of DTA authorising and approving, inter alia, the approval and execution of this Agreement, the Acquisition, and all matters incidental hereto, including but not limited to the sale of Sale Shares to ESGL; provided, however, the board of directors of DTA shall have the right at any time prior to the Closing to effect a change in such approvals, or recommendation to shareholders of such approvals, if required pursuant to their fiduciary duties under applicable law;

(iii)	a duly executed instrument of transfer in respect of the Sale Shares by each of the De Tomaso Shareholders in favour of ESGL (the “Transfer Documents”);

(iv)	for the inspection of ESGL only, a draft share certificate of DTA representing the Sale Shares, in the name of ESGL (or any other Person(s) designated by ESGL to be the holder(s) of the Sale Shares) evidencing the transfer of Sale Shares to ESGL;

(v)	a copy of the updated register of members of DTA evidencing the transfer of Sale Shares to ESGL;

(vi)	a copy of the updated Disclosure Letter signed by DTA and the De Tomaso Controlling Shareholders;

(vii)	a copy of the employment agreement entered into between DT HK (or such other entity as the Parties may agree) and each of Choi Sung Fung and En Ti Diana Majcher (the “Key Executives”);

(viii)	a duly executed consent to act as executive director and independent director (as the case may be) by each of the three (3) director nominees nominated by DTA (the “DT Nominees”) to ESGL’s Board;

(ix)	a duly executed Lock-up Agreement, in such form and substance as agreed between DTA and ESGL and set out in Schedule 5, signed by each De Tomaso Shareholder;

(x)	if applicable, a duly executed deed of adherence to this Agreement, in such form and substance as agreed between DTA and ESGL, signed by FTAG and each Other Investor (the “Deed of Adherence”); and

(xi)	such other documents as may be reasonably necessary to complete the Acquisition.

A-10

(b)	against the delivery and completion of all the items in Clause 4.1 (a), ESGL shall simultaneously deliver or make available or release to the De Tomaso Shareholders, or procure such delivery, availability or release of:

(i)	a certified copy of the duly executed board resolutions of ESGL’s Board authorising and approving, inter alia, the approval and completion of this Agreement, the Acquisition, and all matters incidental hereto, including but not limited to, (A) the increase in authorised share capital, (B) the ESGL Share Consolidation, (C) the amendments to the memorandum and articles of association reflecting ESGL Share Consolidation and the increased authorised share capital, (D) the allotment and issuance of Consideration Shares and, if applicable, Earnout Shares to the De Tomaso Shareholders, (E) the appointment of three (3) DT Nominees as directors of ESGL (i.e., Choi Sung Fung as executive director, and two director nominees nominated by DTA as independent directors) and the resignation of two (2) outgoing directors of ESGL (the “Outgoing Directors”) effective upon Closing, and (F) the Change in Company Name and the Change in Ticker Symbol;

(ii)	a certified copy of the duly executed minutes of the general meeting of ESGL authorising and approving (A) the increase in authorised share capital, (B) the ESGL Share Consolidation, (C) the amendments to the memorandum and articles of association reflecting ESGL Share Consolidation, the increased authorised share capital and the Change in Company Name, and (D) the Change in Company Name;

(iii)	a share certificate of the Consideration Shares in the name of each De Tomaso Shareholder (or any other Person(s) designated by the De Tomaso Shareholder to be the holder(s) of the Consideration Shares), or equivalent evidence of ownership of the Consideration Shares, reflecting their proportional ownership of DTA as at the Closing Date;

(iv)	(i) evidence reasonably satisfactory to DTA of the valid issuance and allotment of the Consideration Shares to the De Tomaso Shareholders (or any other Person(s) designated by the De Tomaso Shareholders to be the holder(s) of the Consideration Shares), and (ii) a certified copy of the updated register of directors and officers of ESGL, evidencing the change to ESGL’s Board pursuant to Clauses 4.1 (b)(i) and 7.8, respectively;

(v)	a copy of the signed resignation letter of each of the two (2) Outgoing Directors; and

(vi)	if requested by DTA, all assistance required to set up new bank account(s) of ESGL.

4.2	For the avoidance of doubt, Closing shall only occur when all De Tomaso Shareholders sell their respective Sale Shares simultaneously such that ESGL shall hold the entire issued share capital of DTA upon Closing.

4.3	As soon as practicable following the Parties’ compliance with the provisions in Clauses 4.1 (a) and 4.1(b), the Parties shall serve on DTA the duly executed Transfer Documents, together with the relevant share certificates (to be cancelled and re-issued, taking into account the Sale Shares).

4.4	Upon presentation of the duly executed Transfer Documents and the relevant share certificates in accordance with Clause 4.3 to DTA, DTA shall update its register of members and issue a new share certificate representing the Sale Shares to ESGL, evidencing the transfer of Sale Shares to ESGL.

A-11

4.5	Without prejudice to any other remedies available to ESGL or the De Tomaso Shareholders (as the case may be) and unless expressly waived by the non-defaulting Party, if the provisions of Clauses 4.1 (a) and 4.1 (b) are not complied with by the relevant Party on the Closing Date, the non-defaulting Party may:

(a)	defer Closing to a day not more than 28 days after the Closing Date (and so that the provisions of this Clause 4 shall apply to Closing as so deferred);

(b)	proceed to Closing so far as practicable, without prejudice to its rights hereunder; or

(c)	treat this Agreement as terminated, and discharge itself of any further obligations hereunder, without prejudice to its rights to sue for damages.

4.6	Without prejudice to any other remedies available to the De Tomaso Shareholders and unless expressly waived by the De Tomaso Shareholders, if, prior to the Closing, (i) ESGL is de-listed from Nasdaq, or (ii) there is any action or proceeding pending or, to the knowledge of ESGL, threatened against ESGL by Nasdaq or any other entity with respect to any intention by Nasdaq or such entity to prohibit or terminate the listing of ESGL’s ordinary shares on Nasdaq, the De Tomaso Shareholders may:

(a)	defer Closing to a day not more than 28 days after the Closing Date (and so that the provisions of this Clause 4 shall apply to Closing as so deferred);

(b)	proceed to Closing so far as practicable, without prejudice to its rights hereunder; or

(c)	treat this Agreement as terminated, and discharge itself of any further obligations hereunder, without prejudice to its rights to sue for damages.

5.	CONDITIONS TO CLOSING

5.1	Closing under this Agreement shall be conditional upon:

(a)	on the Closing Date, (i) the representations and warranties given by each Party herein, shall be true, accurate and correct in all respects at, and as if made on such date, and (ii) each Party shall have performed all of its obligations hereunder expressed to be performed on or before such date;

(b)	ESGL shall have been satisfied with the results of the due diligence investigation on the De Tomaso Group;

(c)	the De Tomaso Shareholders shall have been satisfied with the results of the due diligence investigation on the ESGL Group;

(d)	all preferred shares in the share capital of DT and convertible loan received by the De Tomaso Group shall have been converted into Shares;

(e)	ESGL shall have filed the ordinary resolutions approving, among others, the ESGL Share Consolidation, the increase in authorised share capital to ensure a sufficient reserve covering all ESGL Shares to be issued or issuable in connection with the Acquisition, including all issuable Earnout Shares and the special resolutions approving, among others, the Change in Company Name and the amendments to the memorandum and articles of association in the form approved by ESGL’s shareholders with the Registrar of Companies in the Cayman Islands;

(f)	DTA shall have entered into employment agreements with the Key Executives;

(g)	FTAG and each Other Investor shall have entered into the Deed of Adherence to agree to sell its respective portion of the Sale Shares;

A-12

(h)	all applicable regulatory approvals and third party consents for the transactions contemplated by this Agreement shall have been obtained or not been revoked or modified, and shall remain in full force and effect as at Closing;

(i)	the Nasdaq Listing Application shall have been approved by Nasdaq;

(j)	the DT Nominees shall have been appointed to ESGL’s Board, effective as of the Closing Date;

(k)	on the Closing Date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the De Tomaso Group, which, in ESGL’s reasonable opinion, is material and adverse to the Acquisition;

(l)	on the Closing Date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the ESGL Group, which, in the De Tomaso Shareholders’ reasonable opinion, is material and adverse to the Acquisition;

(m)	there shall not have been, in the reasonable opinion of any Party, since the date of this Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice the Acquisition; and

(n)	there shall not have occurred an outbreak or escalation of hostilities, act of terrorism, epidemic, pandemic, act of God or disaster which would, in the reasonable opinion of any Party, be likely to prejudice the Acquisition.

5.2	The Parties may agree to waive any of the conditions set out in Clause 5.1 at any time on or before the Closing Date (or such other date as the Parties may agree in writing). Any such waiver shall be without prejudice to any other rights which ESGL may have under this Agreement.

5.3	Each Party shall act in good faith and use its best efforts (to the extent within its control) to ensure that the conditions set out in Clause 5.1 are fulfilled in accordance with the terms and conditions of this Agreement.

5.4	Unless otherwise agreed among the Parties in writing, if the conditions contained in Clause 5.1 have not been fulfilled or waived on or before 31 July 2025, this Agreement shall automatically terminate (other than the Surviving Provisions which shall remain binding on the Parties) and the obligation of ESGL to purchase, and the obligation of the De Tomaso Shareholders to sell, the Sale Shares shall cease. In such event, each of the Parties shall cease to have any rights or obligations under this Agreement, save for the accrued rights or liabilities of any Party to any other Party in respect of the terms herein at or before such termination.

6.	REPRESENTATIONS AND WARRANTIES

6.1	The De Tomaso Shareholders hereby represent and warrant to ESGL, on a several (but not joint and several) basis, that the De Tomaso Shareholders’ Warranties are true, accurate and not misleading in any material respects as at the date of this Agreement.

6.2	Subject to such exceptions as may be specifically set forth in the disclosure letter delivered by DTA and the De Tomaso Controlling Shareholders to ESGL as of the date hereof (the “Disclosure Letter”), DTA hereby represents and warrants to ESGL that DTA’s Warranties are true, accurate and not misleading in any material respects as at the date of this Agreement. Except for the DTA’s Warranties as expressly provided in Schedule 4 (as modified by the Disclosure Letter), DTA hereby expressly disclaims and negates any other representation or warranty whatsoever, whether express or implied, with respect to the De Tomaso Group or any of its past, present or future value or quality of assets, liabilities, financial condition or results of operations and business prospects.

A-13

6.3	ESGL hereby represents and warrants to DTA and the De Tomaso Shareholders that ESGL’s Warranties are true, accurate and not misleading in any material respects as at the date of this Agreement.

6.4	Each Warranty is to be construed independently and is not limited by any other Warranty or any other terms of this Agreement. DTA and the De Tomaso Shareholders acknowledge that ESGL is entering into this Agreement in reliance on each of the Warranties of DTA and the De Tomaso Shareholders, and ESGL acknowledges that DTA and the De Tomaso Shareholders are entering into this Agreement in reliance on ESGL’s Warranties.

6.5	The Warranties shall be deemed to have been repeated at the date of this Agreement and on the Closing Date, taking into account facts and circumstances subsisting at such date.

6.6	The Warranties are in addition to, and do not limit, affect or prejudice, any other right or remedy available to the Parties, and shall remain in full force and effect notwithstanding the Closing.

7.	COVENANTS

7.1	Each Party undertakes and covenants with the other Parties that during the period from the date of this Agreement to the Closing Date (the “Interim Period”), subject to any binding confidentiality obligations, such Party shall notify the other Parties promptly of any circumstances which may result in any of the Warranties in relation to such Party being untrue, inaccurate or misleading in any material respect or which will or may constitute a breach, whether repudiatory in nature or not, of any terms under this Agreement at any time prior to the Closing and take such steps as may be reasonably requested by any other Party to remedy the same.

7.2	In consideration of the Parties entering into this Agreement, DTA shall procure that each holder of the Consideration Shares (the “Holder”) enters into a lock-up agreement as set out in Schedule 5 (the “Lock-up Agreement”) and be subject to a lock-up period as set out in Part A of Schedule 3 commencing from the Closing Date, or such longer period as agreed by the Parties (the “Lock-up Period”), provided that ESGL’s compliance with the applicable criteria in relation to the Nasdaq Listing Application will not be undermined or otherwise affected by such arrangement. Subject to the terms of the Lock-up Agreement, during the relevant Lock-up Period, the De Tomaso Shareholders shall not, and shall procure that none of their affiliates, without the prior written consent of ESGL, sell, transfer, convey, assign, dispose of, pledge, grant any option over, or otherwise encumber, or agree to sell, transfer, convey, assign, dispose of, pledge, grant any option over, or otherwise encumber, whether directly or indirectly, any of the Consideration Shares.

7.3	During the Interim Period, ESGL shall procure that all ESGL Group Companies, and DTA and the De Tomaso Controlling Shareholders shall procure that all DT Group Companies:

(a)	preserve and maintain in full force and effect their corporate existence and material assets;

(b)	conduct their business in the ordinary course and maintain their employees, contractors, suppliers, customers and operations in a manner consistent with their past practice;

(c)	comply with all applicable laws; and

A-14

(d)	notwithstanding any provisions in their constitutional documents, to the extent permissible under the applicable laws, do not take or agree to take or permit to be taken the following actions unless prior written consent has been obtained from the other Parties (whose consent shall not be unreasonably withheld):

(i)	materially amend, modify or supplement their constitutional documents other than pursuant to this Agreement;

(ii)	engage in any form of reorganisation, including amalgamation, reconstruction, subdivision, recapitalization, or reclassification of any of its shares or other equity interests, other than for the purpose of the Acquisition;

(iii)	merge or consolidate or enter into a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person, or make any material investment in or be acquired by any other Person, other than pursuant to this Agreement;

(iv)	engage in liquidation, administration, winding-up, bankruptcy, dissolution or similar transaction;

(v)	incorporate a new subsidiary or acquire any share or equity capital or other securities of any body corporate;

(vi)	make any material change in the nature or scope of their respective businesses;

(vii)	modify, amend or enter into any contract, agreement, licence or commitment which obligates the payment of more than US$1,250,000 (in the case of ESGL Group Companies) or US$5,000,000 (in the case of DT Group Companies) per transaction or a series of related transactions;

(viii)	make any capital expenditure or other purchase of tangible assets of an amount in excess of US$2,000,000 per transaction or a series of related transactions;

(ix)	sell, lease, license or otherwise dispose of any of their material assets other than pursuant to existing commitments or in the ordinary course of business consistent with their past practice;

(x)	declare, make or pay any dividend or other distribution (whether in cash, equity or property or any combination thereof) with respect to their share capital;

(xi)	save as required by law, increase the compensation or benefits or otherwise change the terms and conditions of employment, appointment or engagement of any director or member of senior management;

(xii)	obtain, incur, create, assume, prepay or otherwise become liable for any loan or other indebtedness (directly, contingently or otherwise), other than any drawings under any existing lines of credit;

(xiii)	create or incur any charge, security or other Encumbrance over their assets or property except for the purpose of securing borrowings (or indebtedness in the nature of borrowings) in the ordinary course of business consistent with their past practice;

(xiv)	delay, accelerate or cancel, or waive any material right with respect to their receivables other than in the ordinary course of business consistent with their past practice;

(xv)	terminate or allow to lapse any insurance policy protecting them or their assets unless simultaneously with such termination or lapse, a replacement policy providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premium or less is in full force and effect;

A-15

(xvi)	suffer any damage, destruction or loss or property related to any of their assets, whether or not covered by insurance, of an amount exceeding US$625,000 (following any available insurance reimbursement);

(xvii)	commence or settle any litigation, arbitration or other proceedings, except for such litigation and proceedings as disclosed in the Disclosure Letter;

(xviii)	make any change to their financial year or any material change to their accounting policies, methods or practices or write down the value of their assets;

(xix)	make any loan or advance to any Person of an amount exceeding US$1,250,000 per transaction and per Person or outstanding to this Person at any time, or guarantee or endorse any indebtedness, liability or obligation of any Person; or

(xx)	enter into any transaction with, or distribute or advance any material assets or property to, any of their Affiliates, other than payment of remuneration and benefits in the ordinary course of business.

7.4	During the Interim Period, without obtaining prior written consent from ESGL, the De Tomaso Shareholders shall not create or permit to exist any Encumbrance with respect to the Sale Shares owned or held by them.

7.5	During the Interim Period, without obtaining prior written consent from the De Tomaso Shareholders, ESGL shall not create or permit to exist any Encumbrance with respect to the Consideration Shares and, where applicable, the Earnout Shares.

7.6	During the Interim Period, DTA shall, and the De Tomaso Controlling Shareholders shall procure that DTA shall:

(a)	upon receipt of written request of any other Party, provide that Party and its directors, officers and professional advisers with reasonable access to information in connection with the business and operations of the De Tomaso Group; and

(b)	procure that FTAG and each Other Investor shall execute the Deed of Adherence and agree to sell all the Sale Shares held by it.

7.7	DTA shall use best efforts to procure (a) IDIADA Automotive Technology S.A. to acknowledge in writing the validity of all subsisting service contracts, development agreements and support agreements entered into therewith; and (b) the signing of the supply contract with HWA AG.

7.8	The Parties acknowledge and agree that effective upon the Closing, (a) ESGL’s Board shall consist of no less than six (6) directors. DTA shall be entitled to designate or cause to be designated no less than three (3) directors, at least two (2) of which shall be deemed independent in accordance with the applicable Nasdaq requirements. The chairman of ESGL’s Board shall be a representative nominated by DTA and shall be entitled to a casting vote if the votes are tied in a second vote. No less than three (3) directors of ESGL as at the date of this Agreement shall remain on ESGL’s Board immediately after the Closing, and at least two (2) of which shall be deemed independent in accordance with the applicable Nasdaq requirements; and (b) DTA shall be entitled to designate or cause to be designated representative(s) to the board of directors of any ESGL Subsidiary. ESGL shall procure all consents and approvals required to effect the change to ESGL’s Board and the board of directors of any ESGL Subsidiary pursuant to this Clause 7.8.

A-16

7.9	ESGL further undertakes and covenants the following during the Interim Period:

(a)	to (i) use its commercially reasonable efforts to ensure that ESGL remains listed as a public company on Nasdaq and (ii) file the Nasdaq Listing Application, in each case in compliance with all applicable Nasdaq rules and regulations;

(b)	to keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable legal requirements;

(c)	to take all reasonable actions necessary to cause ESGL to qualify as “foreign private issuer” as such term is defined under the Exchange Act Rule 3b-4 and to maintain such status through the Closing; and

(d)	to comply with all applicable laws, regulations and listing rules in relation to the signing of this Agreement and the consummation of the Acquisition and other transactions contemplated by this Agreement. The Parties shall furnish ESGL and its professional advisers with all information as may be reasonably requested in connection therewith.

7.10	At all times prior to the last Earnout Shares Issuance Date, ESGL shall keep available for issuance a sufficient number of unissued ESGL Shares to permit ESGL to satisfy its obligations to issue Earnout Shares as set forth in Clause 3(b) and shall take all actions required to increase the authorized number of ESGL Shares if at any time there shall be insufficient unissued ESGL Shares to permit such reservation.

7.11	The Parties shall use commercially reasonable efforts to cause ESGL to have at least three hundred (300) shareholders of record with each holding at least one hundred (100) shares of ESGL’s ordinary shares at the Closing.

7.12	Notwithstanding any party’s obligation under the CJ Dispute or the RB Dispute, in the event that the plaintiff under any of the CJ Dispute or the RB Dispute shall be awarded ESGL Shares as a result of the conclusion of the CJ Dispute or the RB Dispute (as the case may be), it shall be satisfied by the transfer of ESGL Shares held by the De Tomaso Controlling Shareholders to such plaintiff.

7.13	As promptly as practicable after signing of this Agreement, ESGL shall prepare and file a Current Report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 6-K”), content of which shall be reviewed and agreed by DTA prior to filing.

7.14	At least five (5) days prior to the Closing Date, ESGL shall provide DTA with a draft Current Report on Form 6-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is required to be disclosed with respect to the Acquisition pursuant to Form 6-K (the “Closing Form 6-K”). As soon as practicable after the Closing, ESGL shall file the Closing Form 6-K with the SEC, with the form and content to be agreed by ESGL and DTA. ESGL and DTA may issue such press release in relation to the Acquisition from time to time as they consider necessary with the form and content to be mutually agreed by ESGL and DTA.

7.15	In connection with the preparation of the Signing Form 6-K, the Closing Form 6-K and any press release in relation to the Acquisition as may be mutually agreed by ESGL and DTA, or any other statement, filing notice or application made by or on behalf of ESGL or DTA to any governmental entity, or any other public statement or announcement, in connection with the Acquisition (each, a “Reviewable Document”), and for such other reasonable purposes, each of ESGL and DTA shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of ESGL to be elected effective as of the Closing) and such other matters as may be reasonably necessary or advisable in connection with the Acquisition. At a reasonable time prior to the filing, issuance or other submission or public disclosure of a Reviewable Document by either ESGL or DTA, the other Party shall be given an opportunity to review and comment upon such Reviewable Document and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, and each Party shall accept and incorporate all reasonable comments from the other Party to any such Reviewable Document prior to filing, issuance, submission or disclosure thereof.

A-17

Prior to the Closing Date (i) ESGL and DTA shall notify each other as promptly as reasonably practicable upon becoming aware of any event or circumstances which should be described in an amendment or supplement to a Reviewable Document that has been filed with the SEC, and (ii) ESGL and DTA shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments from the SEC on, or of any written or oral request by the SEC for amendments or supplements to, any such Reviewable Document, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC with respect to any of the foregoing filings. ESGL and DTA shall use their respective commercially reasonable efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments from the SEC. All correspondence and communications to the SEC made by ESGL or DTA with respect to the Acquisition or any agreement ancillary hereto shall be considered to be Reviewable Documents subject to the provisions of this Clause 7.15.

7.16	ESGL shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security that would be integrated with the offer or sale of the ESGL Shares under this Agreement (i) in a manner that would require the registration under the Securities Act of the sale of the ordinary shares under this Agreement, or (ii) for purposes of the rules and regulations of Nasdaq or any other principal trading exchange or market on which any of the securities of ESGL are listed or designated such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

8.	IMPLEMENTATION OF ESOP

ESGL may, after the Closing Date and at the discretion of ESGL’s Board and the designated committee thereof, authorise and approve the adoption of the ESOP and allot and issue Award Shares and/or grant restricted share units to the Grantees pursuant to the ESOP. In the event that such ESOP is adopted, ESGL shall file a registration statement on Form S-8 (or other applicable form) with respect to the ESGL Shares issuable under the ESOP, and ESGL shall use reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as awards granted pursuant to the ESOP remain outstanding.

9.	INDEMNITY

9.1	Each Party (in such capacity, an “Indemnifier”) agrees and undertakes with each of the other Parties that it shall hold the other Parties and their Affiliates, and their respective directors, officers, employees, agents and representatives (collectively the “Indemnified Parties” and each an “Indemnified Party”) fully and effectually indemnified from and against any and all losses, liabilities, costs, claims, charges, actions, proceedings, damages, expenses or demands which they (or any of them) may incur or which may be made against them (or any of them) as a result of or arising out of, or in relation to, any misrepresentation or alleged misrepresentation or any breach or alleged breach of any of the representations, warranties or undertakings of or by the Indemnifier contained in this Agreement. Such indemnity shall extend to include all charges and expenses which any of the Indemnified Parties may pay or incur in investigating, disputing or defending any claim or action or other proceedings in respect of which the Indemnifier is or may be liable to indemnify under this Clause 9 and all charges and expenses that are the subject of this indemnity shall be reimbursed by the Indemnifier(s) on demand from the relevant Indemnified Party.

9.2	In addition to and without prejudice to any other rights and remedies available to DTA and ESGL and notwithstanding any other provision in this Agreement, the De Tomaso Controlling Shareholders, on a joint and several basis, shall hold ESGL fully and effectually indemnified from and against any and all losses, liabilities, costs, claims, charges, actions, proceedings, damages, expenses or demands whatsoever (including but not limited to all expenses of investigation and enforcement of this indemnity and all legal and other advisers’ fees and expenses, on a full indemnity basis) which ESGL may incur or which may be made against ESGL, in connection with or arising from any of the matters as set out in the Disclosure Letter.

A-18

9.3	If any action, proceeding, claim or demand (“Claim”) shall be brought or asserted against an Indemnified Party in respect of which an Indemnifier is or may be liable to indemnify as herein provided, any such Indemnified Party shall notify such Indemnifier in writing, specifying in reasonable details the matter, event or default to which the Claim relates and the nature of such Claim, as soon as reasonably practicable, and shall employ such legal advisers as such Indemnified Party may select, except that failure to provide such notice to the Indemnifier shall not relieve the Indemnifier of its obligations hereunder unless the relevant Indemnifier is materially prejudiced thereby. The Indemnifier shall not be liable in respect of any settlement of any such action effected without its consent, which consent shall not be unreasonably withheld or delayed.

9.4	No Claims shall be made under or in respect of this Agreement if such Claim is attributable to:

(a)	any voluntary act, omission, transaction or arrangement carried out directly by the non-defaulting Party or on its behalf;

(b)	the promulgation of, or a change in, a law of regulation after Closing (whether or not that change has retrospective effect) and such promulgation or change is not contemplated or announced on or prior to Closing; or

(c)	a change in an accounting or tax policy or practice of any DT Group Company or ESGL Group Company introduced or having effect after Closing and such change is not contemplated or announced on or prior to Closing.

9.5	Notwithstanding the foregoing, in the event that (i) any Claim in relation to the CJ Dispute and/or the RB Dispute has been made against the De Tomaso Controlling Shareholders and such sum is settled in cash by the De Tomaso Controlling Shareholders pursuant to this Clause 9 (the “Indemnified Amount”), and (ii) the Capricorn Claim is concluded in favour of the De Tomaso Group, all of the amounts recovered by the De Tomaso Group under the Capricorn Claim, for an amount up to the Indemnified Amount, shall be paid to the De Tomaso Controlling Shareholders as soon as practicable.

9.6	This Clause 9 shall not be deemed to preclude or otherwise limit in any way the exercise of any other rights or pursuit of any other remedies for the breach of or misrepresentation under this Agreement or any other agreement contemplated herein.

9.7	Without prejudice to the De Tomaso Controlling Shareholders’ obligation under Clause 7.12, the aggregate liability of the De Tomaso Controlling Shareholders under this Agreement (including this Clause 9) shall not exceed US$500,000.

9.8	No Party shall be liable in respect of any Claim unless each individual loss suffered or incurred subject to such Claim exceeds US$100,000 and the aggregate amount of all such qualifying losses which may be presented under this Agreement exceeds US$200,000, in which case subject to Clause 9.7 (if applicable), the full amount of such qualifying losses shall be recoverable.

9.9	The representations and warranties contained in or made pursuant to this Agreement, and the indemnification obligations contained in this Clause 9 with respect thereto, shall survive for 18 months after the Closing Date (save that the representations and warranties and the indemnification obligations in relation to the CJ Dispute and/or the RB Dispute shall survive until their respective conclusion), after which no Claims shall be brought or asserted by any Indemnified Party against an Indemnifier under or in respect of this Agreement. Notwithstanding the foregoing, those representations and warranties relating to compliance of applicable law (including tax-related applicable law) and the corresponding indemnification obligations shall survive indefinitely so long as the relevant governmental authorities or any other person have the right to impose fines or claim any payments under applicable law.

A-19

10.	CONFIDENTIALITY

10.1	Subject to the other provisions under this Clause 10, each Party shall keep strictly confidential and not disclose or use, and shall ensure that its respective Affiliates and its respective officers, employees, agents and professional and other advisers keep strictly confidential and not disclose or use, any documents, materials and other information in whatever form, whether technical or commercial, received or obtained by it as a result of entering into this Agreement which relates to:

(a)	the business, financial or other affairs (including future plans and targets) of the De Tomaso Group and/or the ESGL Group (as the case may be);

(b)	the existence or terms of this Agreement or any transaction contemplated by this Agreement; or

(c)	any discussions or negotiations with regard to this Agreement or any transaction contemplated by this Agreement.

10.2	Without limiting the generality of the foregoing, no Party may make any disclosure or divulge any information without the consent of such Party that would be identified or would otherwise reasonably be affected by such disclosure or divulgence concerning the terms herein.

10.3	The obligation of confidentiality under Clause 10.1 shall not prohibit disclosure or use of any information if and to the extent that:

(a)	the disclosure or use is required by law, rules or regulations or by any securities exchange or regulatory or governmental body having jurisdiction over the disclosing Party or its Affiliates, wherever situated, and whether or not the requirement has the force of law, including but not limited to the applicable U.S. securities laws and the Nasdaq Listing Rules;

(b)	the disclosure or use is required to vest the full benefit of this Agreement in the receiving Party;

(c)	the disclosure or use is required for the purpose of any judicial, arbitration or other similar proceedings arising out of this Agreement, the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the receiving Party or the disclosure is reasonably required for the purpose of preparing any statutory accounts of the receiving Party;

(d)	the disclosure is made to the Affiliates of the receiving Party, or to the directors, officers, employees, agents and professional and other advisers (or any of them) of the receiving Party or its Affiliates, where such Person has a business-related need to have access to the Confidential Information on terms that such Person undertakes to comply with the provisions of Clause 10 in respect of such information as if they were a party to this Agreement and the Party disclosing such information to such Person shall be liable for any breach of this Clause 10 by such Person; or

(e)	the disclosing Party has given prior written approval to the disclosure or use, provided that prior to disclosure or use of any information pursuant to Clause 10.3(c) (except in the case of disclosure to a taxation authority), the receiving Party concerned shall give reasonable prior written notice to the disclosing Party (including a copy of any relevant written request which may exist) and the information is disclosed in a manner that is designed to preserve its confidential nature to the extent permitted by law, if on the receipt of such a notice a Party wishes to take action to oppose or limit such potential disclosure or seek a protective order in respect of the information required to be disclosed, it may do so at its own cost and the receiving Party shall provide it with any reasonable assistance required.

A-20

10.4	If any Party is required to make any announcement in relation to this Agreement pursuant to Clause 10.3 (a), where permissible, such Party shall inform the other Parties and obtain their consent to such announcement as soon as practicable (which consent shall not be unreasonably withheld or delayed), and upon such Party’s request, the other Parties shall provide all relevant information relating to themselves within their knowledge or in their possession as may be reasonably necessary or as may be required by the relevant stock exchange or regulatory body to be included in the announcement.

10.5	Each Party shall inform any agent or any professional or other adviser advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any third party (other than those Persons to whom it has already been disclosed in accordance with the terms of this Agreement).

10.6	Each Party is responsible for any breach of this Clause 10 by the Person to whom the Confidential Information is disclosed.

10.7	The provisions of this Clause 10 shall continue to apply for three (3) years after termination of this Agreement.

11.	NOTICES

11.1	Each notice, demand or other communication given or made under this Agreement shall be in writing and deemed validly given or served if delivered or sent to the Parties at the address or email address set out below (or such other address as a Party has by five (5) Business Days’ prior written notice specified to the other Party).

ESGL:

Address:	101 Tuas South Avenue 2, Singapore 637226
Email:	queklc@env-solutions.com
Attention:	Quek Leng Chuang

DTA, DT MH and Ideal Team:

Address:	Unit 716, Spaces, 8 Queens Road East, Wan Chai, Hong Kong
Email:	norman.choi@detomaso-automobili.com
Attention:	Norman Choi

11.2	Any notice, demand or other communication so addressed to the relevant Party shall take effect, in the case of a letter sent by courier, at the time of delivery, or if sent by email, upon the receipt by the sender of the confirmation note indicating that the notice or communication has been sent in full to the recipient’s email address, or such other similar medium of confirmation.

12.	ASSIGNMENT

12.1	None of the rights or obligations under this Agreement shall not be assignable by any Party except with the prior written consent of the other Parties, and in that event, this Agreement shall thereafter be read and construed and shall have the effect as if the assignee were a Party thereto.

12.2	Any purported transfer in contravention of this Clause 12 shall be null and void ab initio. This Agreement shall be binding on and enure to the benefit of the parties thereto and their successors and permitted assigns.

A-21

13.	TIME IS OF THE ESSENCE

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing among the Parties.

14.	FURTHER ASSURANCES

At any time after the date of this Agreement, the Parties shall, and shall use all commercially reasonable efforts to procure that any necessary third party shall, at the cost of the relevant Party, execute such documents and do such acts and things as a Party may reasonably require for the purpose of carrying into effect or giving to that Party the full benefit of all the provisions of this Agreement and the transactions contemplated hereunder.

15.	REMEDIES

The Parties agree that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the Parties shall be entitled to specific performance or injunctive relief (as appropriate) as a remedy for any breach or threatened breach of this Agreement, in addition to any other remedies available at law or in equity. No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

16.	AMENDMENTS

This Agreement may not be altered, amended, modified, superseded, cancelled or terminated except by an express written agreement duly executed by the Parties which makes specific reference to this Agreement.

17.	WAIVER

No failure of each Party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) will operate as a waiver thereof, nor will any single or partial exercise of any Right preclude any other or further exercise of such Right or the exercise of any other Right. The Rights provided in this Agreement are cumulative and not exclusive of any other Rights (whether provided by law or otherwise). Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

18.	SURVIVING PROVISIONS

Without prejudice to Clause 5.4, all the Surviving Provisions shall remain binding on the Parties notwithstanding any Closing and/or any rescission or termination of this Agreement by any Party and any rights or obligations of the Parties in respect of any breach of this Agreement accruing prior to, on or as a result of such termination or rescission shall continue to subsist notwithstanding such termination or rescission.

19.	WHOLE AGREEMENT

So far as is permitted by law and except in the case of fraud, this Agreement (together with any documents referred to herein) constitutes the whole agreement among the Parties relating to the subject matter hereof as at the date of this Agreement and supersedes any previous written or oral agreement among the Parties in relation to the matters dealt with in this Agreement.

A-22

20.	SEVERANCE

If any provision of this Agreement or part thereof shall be held to be or is rendered void, illegal or unenforceable by any court or any legislation to which it is subject, it shall be rendered void, illegal or unenforceable to that extent and it shall in no way affect or prejudice the enforceability of the remainder of such provision or the other provisions of this Agreement.

21.	COUNTERPARTS

This Agreement may be executed and delivered in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart (which may include counterparts delivered by email or electronic transmission) and each counterpart shall be as valid and effectual as if executed as an original.

22.	COSTS

Each Party shall bear its own fees, costs and expenses incurred in relation to the negotiation, preparation, review and/or execution (where applicable) of this Agreement, any due diligence exercise and/or other matters (including Closing) incidental to any of the foregoing.

23.	THIRD PARTY RIGHTS

A Person who is not a Party shall have no rights under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of this Agreement.

24.	GOVERNING LAW

24.1	The validity, construction and performance of the terms set out in this Agreement shall be governed by and construed in accordance with the laws of Singapore, without reference to its conflict of laws provisions.

24.2	Any dispute, controversy or claim arising out of or relating to this Agreement shall be subject to the non-exclusive jurisdiction of the courts in Singapore. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the courts in Singapore.

A-23

IN WITNESS HEREOF this Agreement has been executed by the Parties on the date and year first above written.

SIGNED by	)
QUEK LENG CHUANG	)
for and on behalf of	) /s/ Quek Leng Chuang
ESGL HOLDINGS LIMITED	)
)
in the presence of:
/s/ Ho Shian Ching

SIGNED by	)
CHOI SUNG FUNG	)
for and on behalf of	) /s/ Choi Sung Fung
DE TOMASO AUTOMOBILI HOLDINGS LIMITED	)
)
in the presence of:
/s/ Diana Majcher

SIGNED by	)
CHOI SUNG FUNG	)
for and on behalf of	) /s/ Choi Sung Fung
DE TOMASO AUTOMOBILI HOLDINGS LIMITED	)
)
in the presence of:
/s/ Diana Majcher

SIGNED by	)
CHOI SUNG FUNG	)
for and on behalf of	) /s/ Choi Sung Fung
IDEAL TEAM VENTURES LIMITED	)
)
in the presence of:
/s/ Diana Majcher

Schedule 1

Particulars of ESGL Group

[intentionally omitted]

Sch 3 - 1

Schedule 2

Particulars of De Tomaso Group

[intentionally omitted]

Sch 3 - 2

Schedule 3

Part A

Sale Shares, Consideration Shares and Lock-up Period

[intentionally omitted]

Part B

Performance Targets

FY2025	36 units of De Tomaso vehicles being delivered to and accepted by its customers in the year
FY2026	74 units of De Tomaso vehicles being delivered to and accepted by its customers in the year

Part C

Earnout Shares

Number of Earnout Shares to be allotted and issued by ESGL upon satisfaction of Performance Targets
FY2025	5% of the number of the Consideration Shares
FY2026	5% of the number of the Consideration Shares

Sch 3 - 3

Schedule 4

Part A

(I) De Tomaso Shareholders’ Warranties

1	Authority

1.1	Each De Tomaso Shareholder is a company duly incorporated under the laws of its jurisdiction of incorporation.

1.2	Each De Tomaso Shareholder has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by the De Tomaso Shareholders pursuant to or in connection with this Agreement, which when executed will constitute valid and binding obligations on the De Tomaso Shareholders, in accordance with their respective terms.

1.3	Each De Tomaso Shareholder has taken all necessary corporation actions to authorise the entry into and performance of this Agreement and any other documents to be executed by the De Tomaso Shareholders pursuant to or in connection with this Agreement, and such actions remain in full force and effect. The De Tomaso Shareholders (either by themselves or through their representatives) who have signed this Agreement and any other documents to be executed by the De Tomaso Shareholder pursuant to or in connection with this Agreement have the full power or authority to do so by or on behalf of the De Tomaso Shareholders.

1.4	All approvals, registrations and filings with the governmental authorities and all other consents, authorisations and approvals (or, as the case may be, the relevant waiver(s)) necessary for each De Tomaso Shareholder to enter into this Agreement and any other documents to be executed by the De Tomaso Shareholders pursuant to or in connection with this Agreement and to perform their obligations thereunder have been obtained.

2	No Breach

The execution and delivery of, and the performance by each De Tomaso Shareholder of its obligations under this Agreement and any other documents to be executed by each De Tomaso Shareholder pursuant to or in connection with this Agreement will not and are not likely to:

(a)	result in a breach of the articles of association or any other constitutional documents of the relevant De Tomaso Shareholder;

(b)	result in a breach of, require any consent under or give any third party a right to terminate, accelerate or modify, or result in the creation or enforcement of any Encumbrance under any agreement, licence or other instrument to which the relevant De Tomaso Shareholder is a party; or

(c)	result in a breach of any law or regulation or any judgment, order, decree or directive of any court, governmental authority or regulatory body to which either the relevant De Tomaso Shareholder is a party or by which either the relevant De Tomaso Shareholder or any of its assets are bound.

3	SHARE CAPITAL AND OWNERSHIP OF Sale Shares

3.1	Immediately prior to the Closing, each De Tomaso Shareholder shall be the sole legal and beneficial owner of its respective portion of the Sale Shares.

3.2	The Sale Shares represent the entire issued share capital of DTA and are Shares credited as fully paid, properly and validly allotted and issued, and free of Encumbrances and with the right to receive all dividends and distributions which may be declared, made and paid.

3.3	There are no agreements or commitments outstanding which call for the issue of any Shares, local stock or debentures in or other securities of DTA or accord to any Person the right to call for the issue of any such Shares, loan stock or debentures or other securities.

Sch 4 - 1

4	STATUS AND INVESTMENT INTENT

4.1	Each De Tomaso Shareholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the shares of ESGL, and it is capable of bearing the economic risks of such investment, including a complete loss of its investment.

4.2	Each De Tomaso Shareholder is subscribing for shares of ESGL under this Agreement for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. It does not have any present intention of distributing any of such shares nor any direct or indirect arrangement, or understanding with any other Person to distribute, or regarding the distribution of such shares in violation of the Securities Act or any other applicable state securities law.

4.3	Each De Tomaso Shareholder acknowledges that the Consideration Shares and the Earnout Shares are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. Each De Tomaso Shareholder further acknowledges that, absent an effective registration under the Securities Act, such shares may only be offered, sold or otherwise transferred to (i) ESGL, (ii) outside the U.S. in accordance with Rule 904 of Regulation S under the Securities Act or (iii) pursuant to an exemption from registration under the Securities Act.

4.4	Each De Tomaso Shareholder acknowledges that (i) it is not a “U.S. person” as defined in Rule 902 of Regulation S under the Securities Act, (ii) in issuing the Consideration Shares and, where applicable, the Earnout Shares to the De Tomaso Shareholder pursuant hereto, ESGL is relying upon the exemption from registration provided by Regulation S under the Securities Act applicable to an offshore transaction, and (iii) the certificate(s) representing or evidencing the Consideration Shares and, where applicable, the Earnout Shares contain(s) a customary restrictive legend restricting the offer, sale or transfer of such shares except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

4.5	Neither any De Tomaso Shareholder nor any Person acting on its behalf has engaged, nor will engage, in any directed selling efforts to a “U.S. person” (as defined in the Securities Act) with respect to the Consideration Shares and, where applicable, the Earnout Shares, and each De Tomaso Shareholder and any Person acting on its behalf has complied and will comply with the “offering restrictions” requirements under Regulation S.

Sch 4 - 2

(II) DTA’s Warranties

1	Authority

1.1	DTA has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by DTA pursuant to or in connection with this Agreement, which when executed will constitute valid and binding obligations on DTA, in accordance with their respective terms.

1.2	DTA has taken all necessary corporation actions to authorise the entry into and performance of this Agreement and any other documents to be executed by DTA pursuant to or in connection with this Agreement, and such actions remain in full force and effect. The representative(s) of DTA who has/have signed this Agreement and any other documents to be executed by DTA pursuant to or in connection with this Agreement have the full power or authority to do so by or on behalf of DTA.

1.3	All approvals, registrations and filings with the governmental authorities and all other consents, authorisations and approvals (or, as the case may be, the relevant waiver(s)) necessary for DTA to enter into this Agreement and any other documents to be executed by DTA pursuant to or in connection with this Agreement and to perform its obligations thereunder have been obtained.

2	No Breach

The execution and delivery of, and the performance by DTA of its obligations under this Agreement and any other documents to be executed by DTA pursuant to or in connection with this Agreement will not and are not likely to:

(a)	result in a breach of the articles of association or any other constitutional documents of any DT Group Company;

(b)	result in a breach of, require any consent under or give any third party a right to terminate, accelerate or modify, or result in the creation or enforcement of any Encumbrance under any agreement, licence or other instrument to which any DT Group Company is a party; or

(c)	result in a breach of any law or regulation or any judgment, order, decree or directive of any court, governmental authority or regulatory body to which either any DT Group Company is a party or by which either any DT Group Company or any of its assets are bound.

3	Corporate STATUS AND Information

3.1	Each DT Group Company is a company duly incorporated under the laws of its jurisdiction of incorporation.

3.2	The particulars of all the DT Group Companies set out in Schedule 2 are true, complete and accurate in all respects.

3.3	The Sale Shares represent the entire issued share capital of DTA as at the Closing Date and credited as fully paid, properly and validly allotted and issued, free from all Encumbrances and with the right to receive all dividends and distributions which may be declared, made and paid, and there is no agreement or commitment to give or create any Encumbrance over or affecting the Shares and no claim has been made by any Person to be entitled to any such Encumbrance.

3.4	There are no agreements or commitments outstanding which call for the allotment, conversion, issue, registration, sale, transfer, amortisation or repayment of any Shares, local stock or debentures in or other securities of DTA or accord to any Person the right to call for the allotment, conversion, issue, registration, sale, transfer, amortisation or repayment of any such Shares, loan stock or debentures or other securities.

Sch 4 - 3

3.5	There are no nominee or trust interests or other indirect ownership interests in any shares of DTA.

3.6	None of the DT Group Companies has:

(a)	any interests in or has agreed to acquire, any equity interests or share capital or other security of any other company or entity (wherever incorporated);

(b)	any rights or interests to exercise or control the exercise of any voting rights in, or to nominate any directors or veto, amend, modify, limit or add conditions to any resolution at general meetings of, any other company or entity (wherever incorporated); or

(c)	any branch, division or establishment outside the jurisdiction in which it is incorporated.

3.7	DTA has not given a power of attorney or any other authority which is still outstanding or effective to any Person to enter into any contract or commitment or to do anything on its behalf.

3.8	There have not been and are not any material breaches by any of the DT Group Companies of its constitutional document.

3.9	All DT Group Companies maintain all statutory books and other records in accordance with all applicable legal requirements, and such books and records contain up-to-date, complete and accurate records of all matters required to be dealt with therein.

4	Accuracy and Adequacy of Information Disclosed to ESGL

All information contained in this Agreement and all other information which has been given in writing or electronic form or made available by DTA or on behalf of DTA to ESGL or any of its agents, employees or professional advisers in the course of the negotiations leading to this Agreement or in the course of any due diligence or other investigation carried out by or on behalf of ESGL prior to entering into this Agreement was when given and remains true, complete and accurate in all material respects and not misleading and DTA is not aware of any fact or matter or circumstances not disclosed in writing to ESGL which renders any such information untrue and inaccurate in any material respects or misleading.

5	ACCOUNTS

The Accounts (i) have been prepared in accordance with applicable laws and the accounting principles, standards, practices and policies used in preparing such Accounts have been applied on a consistent basis, and (ii) give a true and fair view of the assets, liabilities and state of affairs of the De Tomaso Group at Accounts Date and of the profits or losses for the period ended on such date.

6	FINANCIAL OBLIGATIONS

6.1	Financial Facilities

Save as disclosed in the Disclosure Letter, none of the DT Group Companies has any outstanding loans, derivatives and hedging arrangements as at the date of this Agreement. There are no circumstances whereby the continuation of any such facilities might be prejudiced or affected as a result of a transaction effected by this Agreement.

Sch 4 - 4

6.2	Guarantees

There is no outstanding guarantee, indemnity, suretyship or security (whether or not legally binding) given by or for the benefit of any DT Group Company.

6.3	Off-Balance Sheet Financing

None of the DT Group Companies has outstanding loan capital, nor has it factored, discounted or authorised any of its debts, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the accounts of DTA or borrowed any money which it has not repaid.

6.4	Grants and Subsidies

6.4.1	The entering into and the performance of any of this Agreement and any of the documents to be entered into pursuant to or in connection with this Agreement will not result in the forfeiture or repayment of any grant, subsidy or financial aid (if any).

6.4.2	There are no current applications for investment grants, loan subsidies or financial aid from any government authority being made by any DT Group Company.

6.5	Liabilities

There are no liabilities, whether actual or contingent, of the De Tomaso Group other than (a) liabilities disclosed or provided for in the Accounts, (b) liabilities incurred in, arising out of or incidental to the ordinary and usual course of business since the Accounts Date, none of which is material, or (c) liabilities disclosed elsewhere in this Agreement or the Disclosure Letter or information/ documents provided during the course of due diligence carried out by or on behalf of ESGL.

7	Assets

7.1	Real Properties and Buildings

7.1.1	None of the DT Group Companies owns any real property and buildings. The leases, tenancies, licences, concessions or agreements in relation to the use of the office premises of the De Tomaso Group are held under valid, subsisting and enforceable contracts, leases or other grants.

7.1.2	No default (or event which with notice or lapse of time, or both, would constitute a default) by any DT Group Company has occurred and is continuing under any of such leases, tenancies, licences, concessions or agreements.

7.1.3	There are no grounds for rescission, avoidance or repudiation of any of such leases, tenancies, licences, concessions or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

7.1.4	None of the DT Group Companies has notice of any claim of any nature that has been asserted by anyone adverse to their rights under such leases, tenancies, licences, concessions or agreements or negatively affecting their rights to the continued possession of such property or other assets.

7.2	Ownership of Assets

All assets included in the Accounts or acquired by the De Tomaso Group or which have otherwise arisen since the Accounts Date, other than any assets disposed of or realised in the ordinary and usual course of business:

(a)	are assets over which the De Tomaso Group has lawful ownership rights;

(b)	are, where capable of possession, in the possession or under the control of the De Tomaso Group;

(c)	are free from Encumbrances; and

(d)	are not the subject of any factoring arrangement, conditional sale or credit agreement.

Sch 4 - 5

7.3	Accounts Receivable

None of the accounts receivable by any DT Group Company which are included in the Accounts or which have subsequently arisen has been released on terms that the debtor has paid less than the full value of his/its debt, and all such debts have realised or will realise in the normal course of collection their full value as included in the Accounts or in the books of any DT Group Company after taking into account the provision for bad and doubtful debts made in the Accounts. For the avoidance of doubt, a debt shall not be regarded as realising its full value to the extent that it is paid, received or otherwise recovered in circumstances in which such payment, receipt or recovery is or may be void, voidable or otherwise liable to be reclaimed or set aside.

7.4	Plant and Machinery

The plant and machinery, vehicles and other equipment, where applicable, owned or used by the De Tomaso Group are in good repair and condition and in reasonable working order, have been regularly and properly maintained and are not dangerous, obsolete, inefficient or surplus to requirements.

7.5	Sufficiency of Assets

The property, rights and assets owned, or leased by the DT Group Companies comprise all the property, rights and assets necessary or convenient for the carrying on of the business of the De Tomaso Group fully and effectively in the manner in, and to the extent to, which it is presently being conducted.

8	Intellectual Property and Knowhow

8.1	Sufficiency of Intellectual Property Rights and Knowhow

The De Tomaso Group owns or has valid and enforceable licences to use all the Intellectual Property Rights and Knowhow necessary or convenient for the carrying on of the business of the De Tomaso Group fully and effectively in the manner in, and to the extent to, which it is or has been conducted at, or in the one (1) year immediately before, Closing.

8.2	Ownership of Intellectual Property Rights

8.2.1	All Intellectual Property Rights owned by or licensed to the DT Group Companies are:

(a)	valid, subsisting and enforceable and no act or omission has been done or not been done which may cause them to cease to be valid, subsisting and enforceable;

(b)	not subject to any claim or opposition from any Person as to title, validity, enforceability, or otherwise; and

(c)	free from any licence, Encumbrance, restriction on use or exploitation, option to buy or sell, or disclosure obligation.

8.2.2	The entry into or performance of this Agreement will not result in the termination of, or affect, any Intellectual Property Rights owned by or licensed to the DT Group Companies.

Sch 4 - 6

8.3	Registration

All application and renewal fees payable in respect of the registered Intellectual Property Rights owned by or licensed to the DT Group Companies has been paid. All other reasonable steps necessary to apply for, maintain and protect the registered rights have been taken. There are no grounds on which any registration or application for registration in respect of any such rights may be challenged, refused, forfeited or modified.

8.4	IP Licences

Save as disclosed in the Disclosure Letter, none of the DT Group Companies has granted nor is it obliged to grant any licences in respect of all or any part of the Intellectual Property Rights owned by it to third parties. There are no pending or threatened applications for licences of right, compulsory licences or equivalent relief in any jurisdiction in respect of such rights.

8.5	Infringement

8.5.1	The DT Group Companies have neither infringed nor been infringing the Intellectual Property Rights of any other Person.

8.5.2	No third party has infringed or is infringing the Intellectual Property Rights of the DT Group Companies.

8.6	Advertising and Marketing Materials

All advertising and marketing material used or proposed to be used in connection with the business of the De Tomaso Group complies with all legal and regulatory requirements in all material respects in all countries in which such material is used or proposed to be used. There are no grounds under which such material could be challenged or give rise to any complaint or liability for any reason whatsoever including, without limitation, defamation, trade libel, copyright, moral rights or any analogous law.

8.7	Assignment of rights

All Persons, including current and former employees, contractors or consultants, who have contributed to the development, creation or invention of any material Intellectual Property Rights owned or purported to be owned by the De Tomaso Group, have entered into valid and enforceable written agreements in which such persons have assigned to the De Tomaso Group any and all ownership interests or rights they may have in such Intellectual Property Rights.

9	Contracts

9.1	Capital Commitments

There are no capital commitments entered into or proposed by the DT Group Companies.

9.2	Contracts

9.2.1	All the contracts and agreements of whatsoever nature to which a DT Group Company is a party are legal, valid, binding and enforceable obligations of the parties thereto and the terms thereof have been complied with by the relevant DT Group Company and, save as disclosed in the Disclosure Letter, there are no circumstances likely to give rise to any breach of such terms, no grounds for rescission, avoidance or repudiation of any of the contracts or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

Sch 4 - 7

9.2.2	Save as disclosed in the Disclosure Letter, none of the DT Group Companies is a party to or subject to any contract, transaction, arrangement, understanding or obligation which:

(a)	is not in the ordinary and usual course of business;

(b)	is not wholly on an arm’s length basis;

(c)	is of a long-term nature that is, unlikely to have been fully performed, in accordance with its terms, more than six (6) months after the date on which it was entered into or undertaken or is incapable of termination in accordance with its terms by the DT Group Companies on six (6) months’ notice or less;

(d)	is of a loss-making nature (that is, known to be likely to result in loss on completion or performance);

(e)	cannot readily be fulfilled or performed without undue or unusual expenditure of money or effort;

(f)	restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit; and

(g)	involves an aggregate outstanding expenditure by it of more than US$100,000,000 (or the equivalent amount in other currencies), exclusive of tax.

9.3	Arrangements with Connected Persons

9.3.1	Save as disclosed in the Disclosure Letter, there is no indebtedness (actual or contingent) nor any indemnity, guarantee or security arrangement in the De Tomaso Group, any shareholder of DTA and any current or former employee, current or former director or any current or former consultant of any DT Group Company.

9.3.2	Save as disclosed in the Disclosure Letter, none of the DT Group Companies is or has been party to any contract, arrangement or understanding with any current or former employee, current or former director or any current or former consultant of such DT Group Company or any Person connected with any of such Persons or any Person connected with any of such Persons, or in which any such Person is interested (whether directly or indirectly).

9.4	Compliance with Agreements

9.4.1	All the contracts and all leases, tenancies, licences, concessions and agreements which are material to the business and operation of the De Tomaso Group and to which any DT Group Company is a party are valid, binding and enforceable obligations of such DT Group Company and the terms thereof have been complied with by such DT Group Company.

9.4.2	There are no grounds for rescission, avoidance or repudiation of any of such contracts or matters referred to in paragraph 9.4.1 and no notice of termination or of intention to terminate has been received in respect of any of them.

9.4.3	There are no contracts, agreements or arrangements to which any DT Group Company is a party that are illegal, registrable or notifiable under any of the laws or regulations of the jurisdiction in which it is incorporated or any other applicable laws.

Sch 4 - 8

9.5	Effect of Acquisition

Neither the entry into, nor compliance with, nor completion of this Agreement nor the entry into, compliance with, or completion of the transactions contemplated by this Agreement will, or is likely to:

(a)	cause any DT Group Company to lose the benefit of any right or privilege it presently enjoys;

(b)	cause any Person who normally does business with or gives credit to any DT Group Company not to continue to do so on the same basis;

(c)	cause any management personnel of the De Tomaso Group to leave his or her employment, prejudicially affect the attitude or action of government authorities, major customers and suppliers with regard to the De Tomaso Group; or

(d)	result in a breach of, or give any third party a right to terminate or vary, or result in any Encumbrance under, any contract or arrangement to which any DT Group Company is a party.

10	Employees

10.1	Employees and Terms of Employment

10.1.1	The DT Group Companies have entered into employment contracts with all of their employees, and there is no labour or employment contract or agreement which has not been entered into pursuant to the requirements of the law of the jurisdiction in which it is incorporated or operates.

10.1.2	All agreements or arrangements relating to the employment of the employees of the DT Group Companies have been entered into on an arm’s length basis between the relevant parties.

10.1.3	There is no agreement or arrangement in place in any DT Group Company and any trade union or other organisation representing all, or any group of, employees of the relevant DT Group Company.

10.2	Termination of Employment

10.2.1	Since the Accounts Date, there have been no proposals to terminate the employment of the management personnel of the De Tomaso Group.

10.2.2	None of the DT Group Companies has made or agreed to make any payment or provided or agreed to provide any benefit to any employee or consultant or former employee or consultant of any DT Group Company or any dependant of any such Persons in connection with the actual or proposed termination or suspension of employment other than making payment in accordance with the provisions of the applicable employment laws, nor is it liable to make any such payment or to provide any such benefit.

10.3	Incentive Schemes

There are no share incentive, share option, profit sharing, bonus or other incentive arrangements for or affecting any employees or other workers or former employees or other former workers of the De Tomaso Group.

10.4	Pensions and Social Security Funds

10.4.1	No liability has been or may be incurred by any DT Group Company for breach of any obligation for contribution to any pension fund or any other social security funds so provided under the law of the jurisdiction in which it is incorporated or the competent authorities from time to time to which the DT Group Company is obliged to make contributions for its employees (together, the “social security funds”).

10.4.2	Other than under the social security funds, there are no pension, provident, superannuating or retirement benefit funds, schemes or arrangements under which any DT Group Company is obliged, whether contractually or otherwise, to provide to any of its employees or officers or former employees or officers or any spouse or other dependants of any such Person retirement benefits of any kind (which expression shall include benefits payable upon retirement, leaving service, death, disablement and any other benefits which are commonly provided for under provident or retirement schemes).

Sch 4 - 9

10.5	Compliance

The DT Group Companies have complied with their obligations to their employees and former employees, whether under the terms of their employment or under the law of the jurisdiction in which they are incorporated or operate.

11	Legal Compliance

11.1	Licences and Approvals

11.1.1	All licences, consents, authorisations, confirmations, certificates, approvals, registrations and filings (the “Approvals”) necessary for the due establishment of, the carrying on of the businesses and operations as now carried on and as previously carried on by the DT Group Companies have been obtained, are in full force and effect, do not contain conditions which would hinder the ordinary and usual course of business and have been and are being complied with.

11.1.2	There is no investigation, enquiry or proceeding, outstanding or anticipated, against any DT Group Company with respect to the Approvals, the conduct of the DT Group Companies’ business or the absence of any required internal policy or procedure. None of the DT Group Companies has received any notice or other communication from any government authority or regulatory body alleging that any DT Group Company has not obtained valid Approvals required for carrying on its business effectively as now carried on and as previously carried on by the DT Group Company in accordance with the law.

11.1.3	None of the Approvals or any conditions attached thereto has been breached.

11.1.4	None of the Approvals is likely to be suspended, cancelled, refused, modified or revoked or its renewal refused (whether as a result of the entry into or completion of this Agreement or the entry into or completion of the transactions contemplated by this Agreement or otherwise).

11.2	Compliance with Laws

11.2.1	The DT Group Companies are conducting, and have conducted, the De Tomaso Group’s business and hold all its assets in compliance with the applicable laws and regulations of the jurisdiction in which they were incorporated or operate, and are not in default of any statute, regulation, order, decree or judgment of any court or any government authority or regulatory body in such jurisdiction.

11.2.2	The DT Group Companies have not received any notice or other communication from any court, tribunal, arbitrator, government authority or regulatory body with respect to an alleged, actual or potential violation and/ or failure to comply with any such applicable laws or regulation, or requiring it to take or omit any action.

11.3	Regulatory Filings and Investigations

11.3.1	The DT Group Companies have filed all material reports, data and other information, applications and notices required to be filed with or otherwise provided to any government authority or regulatory body and no deficiencies material to the operations, financial condition, assets, properties, or the business of the DT Group Companies have been asserted by any governmental authority or regulatory body with respect to any such reports, data and other information, applications and notices filed with them.

Sch 4 - 10

11.3.2	Neither any DT Group Company nor any of its directors or employees has been investigated or audited by any government authority or regulatory body (in the case of any employee, in connection with any act or omission in the course of his employment), resulting in a government authority or regulatory body imposing any fines and/or penalties.

11.4	Anti-money Laundering

The DT Group Companies maintain adequate internal control procedures and policies to identify and prevent money laundering and undertakes appropriate money laundering compliance checks in order to identify its customers prior to accepting or conducting business with or accepting money from such customers.

11.5	No Questionable Payments

None of the directors, officers, agents, employees or other Persons acting on behalf of any DT Group Company has been party to the use of any of the assets of the DT Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or to the making of any direct or indirect unlawful payment to government officials or employees from such assets; to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets; to the making of any false or fictitious entries in the books or records of the DT Group Company; or to the making of any unlawful or undisclosed payment.

12	No Bribery

None of the DT Group Companies has taken, or caused to be taken, or will take, or cause to be taken, directly or indirectly, any action, including without limitation (a) any contribution, payment or gift of funds or property to any official, employee or agent of any government authority or instrumentality, or (b) any contribution to any political party or any candidate for public office, either independently or as part of implementing any aspect of the transactions or actions contemplated in this Agreement, that, if such action had been taken directly by ESGL or any of its Affiliates, would, or could, (assuming such law, treaty or convention were directly applicable to such entity and any such treaty or convention had the force of law) cause ESGL or any of its Affiliates to be in violation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions adopted by the Organisation for Economic Co-operation and Development or any other relevant law, treaty or convention relating to anti-bribery, anti-corruption or similar matters.

13	Anti-Competitive Agreements and Practices

The DT Group Companies are not a party to any agreement, arrangement or concerted practice or are or have been carrying on any practice:

(a)	which in whole or in part may contravene or may be invalidated by any anti-trust, fair trading, dumping, state aid, consumer protection or similar laws or regulations in any jurisdiction; or

(b)	in respect of which any approval, filing, registration or notification is required or is advisable pursuant to the applicable laws and regulations (whether or not the same has in fact been made).

Sch 4 - 11

14	Litigation

14.1	Current Proceedings

Save as disclosed in the Disclosure Letter, none of the DT Group Companies (or any Person for whose acts or defaults any DT Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration.

14.2	Pending or Threatened Proceedings

No such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration referred to in paragraph 14.1 is pending or threatened by or against the DT Group Companies (or any Person for whose acts or defaults any DT Group Company may be vicariously liable).

14.3	Circumstances likely to lead to claims

There are no disputes, investigations, disciplinary proceedings or other circumstances likely to lead to any such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration referred to in paragraph 14.1.

14.4	No Court Orders

The DT Group Companies, nor any of the properties, assets or operations which they own or in which it is interested, is not subject to any continuing injunction, judgment or order of any court, arbitrator, government authority or regulatory body, nor in default under any order, licence, regulation or demand of any government authority or regulatory body or with respect to any order, suit, injunction or decree of any court.

15	Insurance

15.1	Particulars of Insurance

15.1.1	All the assets of the DT Group Companies which are material to the operation of the De Tomaso Group and are capable of being insured are insured to against risks normally insured against by companies carrying on similar businesses or owning assets of a similar nature.

15.1.2	The De Tomaso Group is adequately and effectively covered against accident, physical loss or damage, liability in relation to employees’ compensation, third party liability (including product liability), environmental liability (to the extent that insurance is reasonably available), and other risks normally covered by insurance by such companies in a similar status.

15.2	Details of Policies

In respect of the insurances referred to in paragraph 15.1:

(a)	all premiums and any related insurance premium taxes have been duly paid to date;

(b)	all the policies are in full force and effect, and there have been no cancellations or non-renewals of the policies;

(c)	no act, omission, misrepresentation or non-disclosure by or on behalf of any DT Group Company has occurred which makes any of these policies void, voidable or unenforceable; and

(d)	no circumstances have arisen which would render any of the policies void or unenforceable for illegality or otherwise;

(e)	there has been no breach of the terms, conditions and warranties of any of the policies by any DT Group Company that would entitle insurers to decline to pay all or any part of any claim made under the policies or to terminate any policy;

(f)	there are no special or unusual limits, terms, exclusions or restrictions in any of the policies; and

(g)	no circumstances exist which are likely to give rise to any increase in premiums.

Sch 4 - 12

15.3	Insurance Claims

15.3.1	None of the DT Group Companies has made any insurance claims in excess of US$100,000 (or the equivalent amount in other currencies) since its incorporation.

15.3.2	No insurance claim in excess of US$100,000 (or the equivalent amount in other currencies) is outstanding and no circumstances exist which are likely to give rise to any insurance claim.

15.4	Claims Refused

No claim has been refused or settled below the amount claimed.

16	Taxation

16.1	Compliance

16.1.1	The DT Group Companies have within the time limits prescribed by relevant law duly registered with the relevant taxation authority, duly paid all tax, made all returns, given all notices, supplied all other information required to be supplied to any Taxation authority and all such information was and remains complete and accurate in all material respects and all such returns and notices were and remain complete and accurate in all material respects and were made on a proper basis and the none of the DT Group Companies is the subject of a back duty, additional tax or other tax investigation and there are no facts which are likely to cause such an investigation to be initiated and no notices of any dispute regarding tax recoverable from any DT Group Company or regarding the availability of any relief from tax to any DT Group Company have been served or made. The DT Group Companies have not, and have not at any time since the Accounts Date been, liable to pay any penalty or interest on any unpaid tax.

16.1.2	The DT Group Companies have made all deductions and withholdings in respect or on account of tax which they are required or entitled by any relevant legislation to make from any payments made by them. They have accounted in full to the relevant Taxation and fiscal authorities for any tax so deducted or withheld.

16.2	Returns, Information and Clearances

16.2.1	All returns, computations, notices and information which are or have been required to be made or given by the DT Group Companies for any taxation purpose (a) have been made or given within the requisite periods and on a proper basis and are up-to-date and correct, and (b) none of them is, or is likely to be, the subject of any dispute with any taxation authorities.

16.2.2	The DT Group Companies are in possession of sufficient information to enable them to compute their liability to taxation insofar as it depends on any transaction occurring on or before Closing.

Sch 4 - 13

16.3	Taxation Claims, Liabilities and Reliefs

16.3.1	There is no liability to taxation in respect of which a claim could be made against DTA in connection with any DT Group Company and there are no circumstances likely to give rise to such a liability.

16.3.2	No relief (whether by way of deduction, reduction, set-off, exemption, postponement, roll-over, hold-over, repayment or allowance or otherwise) from, against or in respect of any taxation has been claimed and/ or given to any DT Group Company which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act, omission, event or circumstance arising or occurring at or at any time after Closing.

16.3.3	None of the DT Group Companies has taken any action which has had, or will have, the result of altering, prejudicing or in any way disturbing any arrangement or agreement which it has previously had with any government authorities in relation to taxation.

16.4	Company Residence

Each DT Group Company has been and continues to be resident for tax purposes in the jurisdiction in which it is incorporated and nowhere else at all times since its incorporation.

16.5	Finance Leases

None of the DT Group Companies is or has been the lessor or the lessee under any finance lease of an asset. For the purposes of this paragraph, “finance lease” means any arrangements for the leasing of an asset which fall for the purposes of the accounts of DTA to be treated in accordance with normal accountancy practice as a finance lease or loan.

16.6	Indemnification

None of the DT Group Companies is a party to any agreement under which it is liable to indemnify any Person with respect to taxes or otherwise share liability to taxes with any Person.

16.7	Avoidance

None of the DT Group Companies has at any time been in breach of applicable laws, entered into, engaged in or been a party to or otherwise been involved in any transaction, scheme or arrangement for the avoidance of, or reduction in liability to, taxes.

17	Important Business Issues since the Accounts Date

Save as disclosed, since the Accounts Date as regards each DT Group Company:

(a)	there has been no material adverse change in its financial or trading position or prospects, and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;

(b)	its business has not been materially and adversely affected by any abnormal factor whether or not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(c)	its business has been carried on as a going concern in the ordinary and usual course, without any interruption or alteration in its nature, scope or manner;

(d)	the business has not been materially and adversely affected by the loss of any important customer or source of supply and there are no facts or circumstances which are likely to give rise to any such effects. For these purposes, an important customer or source of supply means one which in any of the years immediately preceding the Accounts Date accounted for twenty (20) per cent or more (in the case of a customer) of the turnover of the De Tomaso Group (in the case of a source of supply) of the goods, services or equipment supplied to the De Tomaso Group;

(e)	the DT Group Company has not issued or agreed to issue any equity interest or any other security giving rise to a right over equity interest in it;

(f)	the DT Group Company has not redeemed or purchased or agreed to redeem or purchase any equity interest in it; and

(g)	the DT Group Company has not incurred any additional borrowings or incurred any other indebtedness.

Sch 4 - 14

18	Insolvency

18.1	None of the DT Group Companies is insolvent or unable to pay its debts when they become due, or is in liquidation under the applicable laws.

18.2	None of the DT Group Companies has proposed or intends to propose any arrangement of any type with its creditors or any group of creditors whether by court process or otherwise.

18.3	No outstanding petition has been presented, application made, proceedings commenced, resolution passed or meeting convened for the termination, liquidation, bankruptcy or dissolution of any DT Group Company any process been commenced whereby the business of any DT Group Company is terminated and the assets of the DT Group Company are distributed amongst the creditors or shareholders or other contributories of the DT Group Company or whereby the affairs, business or assets of the DT Group Company are managed by a Person appointed for the purpose by a court, government authority or similar body or by any creditor or the DT Group Company itself, nor has any such order or relief been granted or appointment made, and there are no cases or proceedings under any applicable insolvency, reorganisation, or similar laws in any jurisdiction concerning any DT Group Company and no events have occurred which, under the law of the jurisdiction in which it is incorporated or it operates, or other applicable laws, would justify any such cases or proceedings.

18.4	No liquidator, trustee, supervisor, nominee, custodian or similar official has been appointed in respect of the whole or any part of the business or assets of any DT Group Company nor has any step been taken for or with a view to the appointment of such a Person nor has any event taken place or is likely to take place as a consequence of which such an appointment might be made.

18.5	No creditor of any DT Group Company has taken, or is entitled to take any steps to enforce, or has enforced any security over any assets of the DT Group Company or is likely to do so in the immediate future.

18.6	None of the DT Group Companies is in default of any of its obligations in relation to any of its financial facilities which will constitute an event of default thereto.

18.7	None of the businesses or assets of any DT Group Company is the subject of any seizure, execution or other compulsory disposal procedure, either in whole or in part, no liquidation committee or similar body or Person has been appointed in any jurisdiction in respect of the whole or any part of the business or assets of any DT Group Company and no step has been taken for or with a view to the appointment of such a body or Person.

18.8	No ruling declaring the insolvency of any DT Group Company has been made and no public announcement in respect of the same has been pronounced by a court of the jurisdiction in which it is incorporated.

18.9	There is no unfulfilled or unsatisfied judgment or order of a court of the jurisdiction in which it was incorporated or it operates outstanding against any DT Group Company.

Sch 4 - 15

Part B

ESGL’s Warranties

Save as disclosed in publicly available information:

1	Authority

1.1	ESGL has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by ESGL pursuant to or in connection with this Agreement, which when executed will constitute valid and binding obligations on ESGL, in accordance with their respective terms.

1.2	ESGL has taken all necessary corporation actions to authorise the entry into and performance of this Agreement and any other documents to be executed by ESGL pursuant to or in connection with this Agreement, and such actions remain in full force and effect. The representative(s) of ESGL who has/have signed this Agreement and any other documents to be executed by ESGL pursuant to or in connection with this Agreement have the full power or authority to do so by or on behalf of ESGL.

1.3	All approvals, registrations and filings with the governmental authorities and all other consents, authorisations and approvals (or, as the case may be, the relevant waiver(s)) necessary for ESGL to enter into this Agreement and any other documents to be executed by ESGL pursuant to or in connection with this Agreement and to perform its obligations thereunder will have been obtained by Closing.

2	No Breach

The execution and delivery of, and the performance by ESGL of its obligations under this Agreement and any other documents to be executed by ESGL pursuant to or in connection with this Agreement will not and are not likely to:

(a)	result in a breach of the articles of association or any other constitutional documents of any ESGL Group Company;

(b)	result in a breach of, require any consent under or give any third party a right to terminate, accelerate or modify, or result in the creation or enforcement of any Encumbrance under any agreement, licence or other instrument to which any ESGL Group Company is a party; or

(c)	result in a breach of any law or regulation or any judgment, order, decree or directive of any court, governmental authority or regulatory body to which either any ESGL Group Company is a party or by which either any ESGL Group Company or any of its assets are bound.

3	Corporate STATUS AND Information

3.1	ESGL is a company duly incorporated under the laws of Cayman Islands whose ordinary shares are registered pursuant to Section 12(b) of the Exchange Act and listed on Nasdaq under the symbol “ESGL”. Each ESGL Subsidiary is a company duly incorporated under the laws of its jurisdiction of incorporation. None of ESGL or any of its Affiliates has taken any action to intentionally terminate the registration of ESGL’s ordinary shares under the Exchange Act. ESGL qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act. ESGL is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act, or a “shell company” as defined in Rule 12b-2 promulgated under the Exchange Act.

3.2	The particulars of all the ESGL Group Companies set out in Schedule 1 are true, complete and accurate in all respects.

Sch 4 - 16

3.3	Upon their allotment and issue, the Consideration Shares and the Earnout Shares are shares of ESGL credited as fully paid, properly and validly allotted and issued, and rank pari passu in all respects with the existing shares of the same class of ESGL, free of Encumbrances and with the right to receive all dividends and distributions which may be declared, made and paid, and there is no agreement or commitment to give or create any Encumbrance over or affecting such shares and no claim has been made by any Person to be entitled to any such Encumbrance.

3.4	There are no agreements or commitments outstanding which call for the allotment, conversion, issue, registration, sale, transfer, amortisation or repayment of any shares, local stock or debentures in or other securities of ESGL or accord to any Person the right to call for the allotment, conversion, issue, registration, sale, transfer, amortisation or repayment of any such shares, loan stock or debentures or other securities.

3.5	To the best of the knowledge of the directors of ESGL, there are no nominee or trust interests or other indirect ownership interests in any shares of ESGL not disclosed to the public in its filings with the SEC.

3.6	None of the ESGL Group Companies has:

(a)	any interests in or has agreed to acquire, any equity interests or share capital or other security of any other company or entity (wherever incorporated);

(b)	any rights or interests to exercise or control the exercise of any voting rights in, or to nominate any directors or veto, amend, modify, limit or add conditions to any resolution at general meetings of, any other company or entity (wherever incorporated); or

(c)	any branch, division or establishment outside the jurisdiction in which it is incorporated.

3.7	ESGL has not given a power of attorney or any other authority which is still outstanding or effective to any Person to enter into any contract or commitment or to do anything on its behalf.

3.8	There have not been and are not any material breaches by any of the ESGL Group Companies of its constitutional document.

3.9	All ESGL Group Companies maintain all statutory books and other records in accordance with all applicable legal requirements, and such books and records contain up-to-date, complete and accurate records of all matters required to be dealt with therein.

3.10	There is no action or proceeding pending or, to the knowledge of ESGL, threatened against ESGL by Nasdaq or any other entity with respect to any intention by Nasdaq or such entity to prohibit or terminate the listing of ESGL’s ordinary shares on Nasdaq.

4	Accuracy and Adequacy of Information Disclosed to DTA AND THE DE TOMASO SHAREHOLDERS

4.1	All information contained in this Agreement and all other information which has been given in writing or electronic form or made available by ESGL or on behalf of ESGL to DTA and the De Tomaso Shareholders or any of their agents, employees or professional advisers in the course of the negotiations leading to this Agreement or in the course of any due diligence or other investigation carried out by or on behalf of DTA and the De Tomaso Shareholders prior to entering into this Agreement was when given and remains true, complete and accurate in all material respects and not misleading and ESGL is not aware of any fact or matter or circumstances not disclosed in writing to DTA and the De Tomaso Shareholders which renders any such information untrue and inaccurate in any material respects or misleading.

4.2	None of the information supplied or to be supplied by ESGL expressly for inclusion or incorporation by reference in any filings with the SEC and mailings to ESGL’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement or in any other Filed SEC Reports or Interim Period SEC Reports, will, at the date of its filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by ESGL or that is included in the Filed SEC Reports or Interim Period SEC Reports).

Sch 4 - 17

5	ACCOUNTS

The accounts of ESGL (i) have been prepared in accordance with applicable laws and the accounting policies used in preparing such accounts have been applied on a consistent basis, and (ii) give a true and fair view of the assets, liabilities and state of affairs of the ESGL Group at the relevant account date and of the profits or losses for the period ended on such date.

6	FINANCIAL OBLIGATIONS

6.1	Financial Facilities

Save as disclosed in ESGL’s consolidated audited accounts, none of the ESGL Group Companies has any outstanding loans, derivatives and hedging arrangements as at the date of this Agreement. There are no circumstances whereby the continuation of any such facilities might be prejudiced or affected as a result of a transaction effected by this Agreement.

6.2	Guarantees

Save for personal guarantees given by Quek Leng Chuang in relation to the outstanding bank loans as disclosed in ESGL’s consolidated audited accounts, there is no outstanding guarantee, indemnity, suretyship or security (whether or not legally binding) given by or for the benefit of any ESGL Group Company.

6.3	Off-Balance Sheet Financing

None of the ESGL Group Companies has outstanding loan capital, nor has it factored, discounted or authorised any of its debts, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the accounts of ESGL or borrowed any money which it has not repaid.

6.4	Grants and Subsidies

6.4.1	The entering into and the performance of any of this Agreement and any of the documents to be entered into pursuant to or in connection with this Agreement will not result in the forfeiture or repayment of any grant, subsidy or financial aid (if any).

6.4.2	There are no current applications for investment grants, loan subsidies or financial aid from any government authority being made by any ESGL Group Company.

6.5	Liabilities

There are no liabilities, whether actual or contingent, of the ESGL Group other than liabilities disclosed or provided for in ESGL’s latest audited accounts published or disclosed elsewhere in the information/ documents provided during the course of due diligence carried out by or on behalf of DTA or the De Tomaso Shareholders.

Sch 4 - 18

6.6	Compliance and Internal Control

6.6.1	ESGL’s financial statements and notes contained or incorporated by reference in the Filed SEC Reports as of the date of this Agreement (the “ESGL Financial Statements”) fairly present, and those to be contained in or to be incorporated by reference in the Interim Period SEC Reports will fairly present, in all material respects the consolidated financial condition and the results of operations, changes in shareholders’ equity and cash flows of ESGL and the ESGL Subsidiaries as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ESGL Group Companies, taken as a whole) and the absence of footnotes, and (i) (as of the date of this Agreement) were prepared and (as of the Closing Date) will be prepared in accordance with: (x) IFRS applied on a consistent basis during the periods involved; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ESGL Group Companies, taken as a whole) and the absence of footnotes, (ii) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (iii) were prepared from the books and records of the ESGL Group Companies; and (iv) were prepared in good faith based upon reasonable assumptions made by ESGL on a basis consistent with the basis employed in such books and records for the relevant periods.

6.6.2	ESGL makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case as required pursuant to Section 13(b)(2) under the Exchange Act. ESGL has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the Nasdaq. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by ESGL in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”).

6.6.3	ESGL has established and maintained a system of internal controls over financial reporting that comply in all material respects with the requirements of the Exchange Act. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles which have been consistently applied by ESGL, (ii) that transactions, receipts and expenditures of the ESGL Group Companies are being executed and made only in accordance with appropriate authorizations of management and directors of ESGL, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with such accounting principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the ESGL Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. To the knowledge of ESGL, there is no (A) significant deficiency or material weakness in the system of internal controls over financial reporting of the ESGL Group Companies, (B) fraud, whether or not material, that involves ESGL’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by ESGL, or (C) claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

6.6.4	There are no outstanding loans or other extensions of credit made by ESGL to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ESGL. ESGL has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Sch 4 - 19

7	Assets

7.1	Real Properties and Buildings

7.1.1	The leases, tenancies, licences, concessions or agreements in relation to the use of the office premises of the ESGL Group are held under valid, subsisting and enforceable contracts, leases or other grants.

7.1.2	No default (or event which with notice or lapse of time, or both, would constitute a default) by any ESGL Group Company has occurred and is continuing under any of such leases, tenancies, licences, concessions or agreements.

7.1.3	There are no grounds for rescission, avoidance or repudiation of any of such leases, tenancies, licences, concessions or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

7.1.4	None of the ESGL Group Companies has notice of any claim of any nature that has been asserted by anyone adverse to their rights under such leases, tenancies, licences, concessions or agreements or negatively affecting their rights to the continued possession of such property or other assets.

7.2	Ownership of Assets

All assets included in the or acquired by the ESGL Group or which have otherwise arisen since the date of its latest audited accounts, other than any assets disposed of or realised in the ordinary and usual course of business:

(a)	are assets over which the ESGL Group has lawful ownership rights;

(b)	are, where capable of possession, in the possession or under the control of the ESGL Group;

(c)	are free from Encumbrances; and

(d)	are not the subject of any factoring arrangement, conditional sale or credit agreement.

7.3	Accounts Receivable

None of the accounts receivable by any ESGL Group Company which are included in ESGL’s latest audited accounts or which have subsequently arisen has been released on terms that the debtor has paid less than the full value of his/its debt, and all such debts have realised or will realise in the normal course of collection their full value as included in its latest audited accounts or in the books of any ESGL Group Company after taking into account the provision for bad and doubtful debts made in its latest audited accounts. For the avoidance of doubt, a debt shall not be regarded as realising its full value to the extent that it is paid, received or otherwise recovered in circumstances in which such payment, receipt or recovery is or may be void, voidable or otherwise liable to be reclaimed or set aside.

7.4	Plant and Machinery

The plant and machinery, vehicles and other equipment, where applicable, owned or used by the ESGL Group are in good repair and condition and in reasonable working order, have been regularly and properly maintained and are not dangerous, obsolete, inefficient or surplus to requirements.

Sch 4 - 20

7.5	Sufficiency of Assets

The property, rights and assets owned, or leased by the ESGL Group Companies comprise all the property, rights and assets necessary or convenient for the carrying on of the business of the ESGL Group fully and effectively in the manner in, and to the extent to, which it is presently being conducted.

7.6	Bank Accounts

Save for the bank accounts opened in the name of Environmental Solutions (Asia) Pte Ltd, the ESGL Group does not have any bank accounts in any jurisdiction.

8	Intellectual Property and Knowhow

8.1	Sufficiency of Intellectual Property Rights and Knowhow

The ESGL Group owns or has valid and enforceable licences to use all the Intellectual Property Rights and Knowhow necessary or convenient for the carrying on of the business of the ESGL Group fully and effectively in the manner in, and to the extent to, which it is or has been conducted at, or in the one (1) year immediately before, Closing.

8.2	Ownership of Intellectual Property Rights

8.2.1	All Intellectual Property Rights owned by or licensed to the ESGL Group Companies are:

(a)	valid, subsisting and enforceable and no act or omission has been done or not been done which may cause them to cease to be valid, subsisting and enforceable;

(b)	not subject to any claim or opposition from any Person as to title, validity, enforceability, or otherwise; and

(c)	free from any licence, Encumbrance, restriction on use or exploitation, option to buy or sell, or disclosure obligation.

8.2.2	The entry into or performance of this Agreement will not result in the termination of, or affect, any Intellectual Property Rights owned by or licensed to the ESGL Group Companies.

8.3	Registration

All application and renewal fees payable in respect of the registered Intellectual Property Rights owned by or licensed to the ESGL Group Companies has been paid. All other reasonable steps necessary to apply for, maintain and protect the registered rights have been taken. There are no grounds on which any registration or application for registration in respect of any such rights may be challenged, refused, forfeited or modified.

8.4	IP Licences

None of the ESGL Group Companies has granted nor is it obliged to grant any licences in respect of all or any part of the Intellectual Property Rights owned by it. There are no pending or threatened applications for licences of right, compulsory licences or equivalent relief in any jurisdiction in respect of such rights.

8.5	Infringement

8.5.1	The ESGL Group Companies have neither infringed nor been infringing the Intellectual Property Rights of any other Person.

8.5.2	No third party has infringed or is infringing the Intellectual Property Rights of the ESGL Group Companies.

Sch 4 - 21

8.6	Advertising and Marketing Materials

All advertising and marketing material used or proposed to be used in connection with the business of the ESGL Group complies with all legal and regulatory requirements in all material respects in all countries in which such material is used or proposed to be used. There are no grounds under which such material could be challenged or give rise to any complaint or liability for any reason whatsoever including, without limitation, defamation, trade libel, copyright, moral rights or any analogous law.

8.7	Assignment of rights

All Persons, including current and former employees, contractors or consultants, who have contributed to the development, creation or invention of any material Intellectual Property Rights owned or purported to be owned by the ESGL Group, have entered into valid and enforceable written agreements in which such Persons have assigned to the ESGL Group any and all ownership interests or rights they may have in such Intellectual Property Rights.

9	Contracts

9.1	Capital Commitments

Save as disclosed in ESGL’s consolidated audited accounts, there are no capital commitments entered into or proposed by the ESGL Group Companies.

9.2	Contracts

9.2.1	All the contracts and agreements of whatsoever nature to which an ESGL Group Company is a party are legal, valid, binding and enforceable obligations of the parties thereto and the terms thereof have been complied with by the relevant ESGL Group Company and there are no circumstances likely to give rise to any breach of such terms, no grounds for rescission, avoidance or repudiation of any of the contracts or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

9.2.2	None of the ESGL Group Companies is a party to or subject to any contract, transaction, arrangement, understanding or obligation which:

(a)	is not in the ordinary and usual course of business;

(b)	is not wholly on an arm’s length basis;

(c)	is of a long-term nature that is, unlikely to have been fully performed, in accordance with its terms, more than six (6) months after the date on which it was entered into or undertaken or is incapable of termination in accordance with its terms by the ESGL Group Companies on six (6) months’ notice or less;

(d)	is of a loss-making nature (that is, known to be likely to result in loss on completion or performance);

(e)	cannot readily be fulfilled or performed without undue or unusual expenditure of money or effort; or

(f)	restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit.

Sch 4 - 22

9.3	Arrangements with Connected Persons

9.3.1	Save for (a) outstanding loans owing to certain shareholders of ESGL and (b) personal guarantees given by Quek Leng Chuang in relation to the outstanding bank loans as disclosed in ESGL’s consolidated audited accounts, there is no indebtedness (actual or contingent) nor any indemnity, guarantee or security arrangement in the ESGL Group, any shareholder of ESGL and any current or former employee, current or former director or any current or former consultant of any ESGL Group Company.

9.3.2	None of the ESGL Group Companies is or has been party to any contract, arrangement or understanding with any current or former employee, current or former director or any current or former consultant of such ESGL Group Company or any Person connected with any of such Persons or any Person connected with any of such Persons, or in which any such Person is interested (whether directly or indirectly).

9.4	Compliance with Agreements

9.4.1	All the contracts and all leases, tenancies, licences, concessions and agreements which are material to the business and operation of the ESGL Group and to which any ESGL Group Company is a party are valid, binding and enforceable obligations of such ESGL Group Company and the terms thereof have been complied with by such ESGL Group Company.

9.4.2	There are no grounds for rescission, avoidance or repudiation of any of such contracts or matters referred to in paragraph 9.4.1 and no notice of termination or of intention to terminate has been received in respect of any of them.

9.4.3	There are no contracts, agreements or arrangements to which any ESGL Group Company is a party that are illegal, registrable or notifiable under any of the laws or regulations of the jurisdiction in which it is incorporated or any other applicable laws.

9.5	Effect of Acquisition

Neither the entry into, nor compliance with, nor completion of this Agreement nor the entry into, compliance with, or completion of the transactions contemplated by this Agreement will, or is likely to:

(a)	cause any ESGL Group Company to lose the benefit of any right or privilege it presently enjoys;

(b)	cause any Person who normally does business with or gives credit to any ESGL Group Company not to continue to do so on the same basis;

(c)	cause any management personnel of the ESGL Group to leave his or her employment, prejudicially affect the attitude or action of government authorities, major customers and suppliers with regard to the ESGL Group; or

(d)	result in a breach of, or give any third party a right to terminate or vary, or result in any Encumbrance under, any contract or arrangement to which any ESGL Group Company is a party.

10	Employees

10.1	Employees and Terms of Employment

10.1.1	The ESGL Group Companies have entered into employment contracts with all of their employees, and there is no labour or employment contract or agreement which has not been entered into pursuant to the requirements of the law of the jurisdiction in which it is incorporated or operates.

10.1.2	All agreements or arrangements relating to the employment of the employees of the ESGL Group Companies have been entered into on an arm’s length basis between the relevant parties.

10.1.3	There is no agreement or arrangement in place in any ESGL Group Company and any trade union or other organisation representing all, or any group of, employees of the relevant ESGL Group Company.

Sch 4 - 23

10.2	Termination of Employment

10.2.1	Since the date of ESGL’s latest audited accounts, there have been no proposals to terminate the employment of the management personnel of the ESGL Group.

10.2.2	None of the ESGL Group Companies has made or agreed to make any payment or provided or agreed to provide any benefit to any employee or consultant or former employee or consultant of any ESGL Group Company or any dependant of any such Persons in connection with the actual or proposed termination or suspension of employment other than making payment in accordance with the provisions of the applicable employment laws, nor is it liable to make any such payment or to provide any such benefit.

10.3	Incentive Schemes

Save for the ESGL Existing ESOP, there are no share incentive, share option, profit sharing, bonus or other incentive arrangements for or affecting any employees or other workers or former employees or other former workers of the ESGL Group.

10.4	Pensions and Social Security Funds

10.4.1	No liability has been or may be incurred by any ESGL Group Company for breach of any obligation for contribution to any pension fund or any other social security funds so provided under the law of the jurisdiction in which it is incorporated or the competent authorities from time to time to which the ESGL Group Company is obliged to make contributions for its employees (together, the “social security funds”).

10.4.2	Other than under the social security funds, there are no pension, provident, superannuating or retirement benefit funds, schemes or arrangements under which any ESGL Group Company is obliged, whether contractually or otherwise, to provide to any of its employees or officers or former employees or officers or any spouse or other dependants of any such Person retirement benefits of any kind (which expression shall include benefits payable upon retirement, leaving service, death, disablement and any other benefits which are commonly provided for under provident or retirement schemes).

10.5	Compliance

The ESGL Group Companies have complied with their obligations to their employees and former employees, whether under the terms of their employment or under the law of the jurisdiction in which they are incorporated or operate.

11	Legal Compliance

11.1	Licences and Approvals

11.1.1	All Approvals necessary for the due establishment of, the carrying on of the businesses and operations as now carried on and as previously carried on by the ESGL Group Companies have been obtained, are in full force and effect, do not contain conditions which would hinder the ordinary and usual course of business and have been and are being complied with.

11.1.2	There is no investigation, enquiry or proceeding, outstanding or anticipated, against any ESGL Group Company with respect to the Approvals, the conduct of the ESGL Group Companies’ business or the absence of any required internal policy or procedure. None of the ESGL Group Companies has received any notice or other communication from any government authority or regulatory body alleging that any ESGL Group Company has not obtained valid Approvals required for carrying on its business effectively as now carried on and as previously carried on by the ESGL Group Company in accordance with the law.

Sch 4 - 24

11.1.3	None of the Approvals or any conditions attached thereto has been breached.

11.1.4	None of the Approvals is likely to be suspended, cancelled, refused, modified or revoked or its renewal refused (whether as a result of the entry into or completion of this Agreement or the entry into or completion of the transactions contemplated by this Agreement or otherwise).

11.2	Compliance with Laws

11.2.1	The ESGL Group Companies are conducting, and have conducted, the ESGL Group’s business and hold all its assets in compliance with the applicable laws and regulations of the jurisdiction in which they were incorporated or operate, and are not in default of any statute, regulation, order, decree or judgment of any court or any government authority or regulatory body in such jurisdiction.

11.2.2	The ESGL Group Companies have not received any notice or other communication from any court, tribunal, arbitrator, government authority or regulatory body with respect to an alleged, actual or potential violation and/ or failure to comply with any such applicable laws or regulation, or requiring it to take or omit any action.

11.3	Regulatory Filings and Investigations

11.3.1	Save for ESGL’s Form 20-F for the year ended 31 December 2023 which was not timely filed, the ESGL Group Companies have timely filed all material reports, data and other information, applications and notices required to be filed with or otherwise provided to any government authority or regulatory body and no deficiencies material to the operations, financial condition, assets, properties, or the business of the ESGL Group Companies have been asserted by any governmental authority or regulatory body with respect to any such reports, data and other information, applications and notices filed with them.

11.3.2	Neither any ESGL Group Company nor any of its directors or employees has been investigated or audited by any government authority or regulatory body (in the case of any employee, in connection with any act or omission in the course of his employment), resulting in a government authority or regulatory body imposing any fines and/or penalties.

11.3.3	Save for ESGL’s Form 20-F for the year ended 31 December 2023 which was not timely filed, ESGL has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all registration statements, forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by ESGL with the SEC under the Exchange Act or the Securities Act (all of the foregoing filed prior to the date of this Agreement, the “Filed SEC Reports”) since ESGL’s formation under the Exchange Act or the Securities Act, and will have timely filed or furnished all such forms, reports, schedules, statements and other documents required to be filed or furnished subsequent to the date of this Agreement through the Closing Date (the “Interim Period SEC Reports”). Except to the extent such Filed SEC Reports are available on the SEC’s website through EDGAR, ESGL has delivered to DTA copies, in the form filed with or furnished to the SEC, of all Filed SEC Reports.

Sch 4 - 25

11.3.4	With respect to all agreements, documents and other instruments that previously had been filed by ESGL with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by ESGL with the SEC, ESGL has disclosed or provided true and complete copies of such amendments and modifications to the De Tomaso Shareholders. As of their respective filing dates and except to the extent corrected by a subsequent Filed SEC Report, (i) the Filed SEC Reports did not, and the Interim Period SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii) Filed SEC Reports complied, and the Interim Period SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the Filed SEC Reports and the Interim Period SEC Reports are each true and correct in all material respects.

11.3.5	ESGL maintains disclosure controls and procedures required under the Exchange Act to allow timely decisions regarding required disclosure. As at the date of this Agreement, (i) there are no outstanding or unresolved comments from the SEC with respect to ESGL or the Filed SEC Reports and (ii) to the knowledge of ESGL, none of the Filed SEC Reports filed on or prior to the date of this Agreement or ESGL is subject to outstanding SEC comment or any ongoing investigation or review by the SEC or any other regulatory body. ESGL is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. Except as disclosed in the Filed SEC Reports, ESGL has not received any written deficiency notice from Nasdaq for non-compliance with any Nasdaq listing rule.

11.3.6	Neither ESGL nor its Affiliates have taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of ESGL’s ordinary shares to facilitate the sale or resale of ESGL’s ordinary shares or affect the price at which ESGL’s ordinary shares may be issued or resold.

11.3.7	ESGL is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

11.3.8	ESGL is in compliance with applicable requirements of the Sarbanes-Oxley Act and applicable rules and regulations promulgated by the SEC thereunder in effect as of the date of this Agreement, except where such non-compliance could not be reasonably expected to have, individually or in the aggregate, a material adverse effect.

11.4	Anti-money Laundering

The ESGL Group Companies maintain adequate internal control procedures and policies to identify and prevent money laundering and undertakes appropriate money laundering compliance checks in order to identify its customers prior to accepting or conducting business with or accepting money from such customers.

11.5	No Questionable Payments

None of the directors, officers, agents, employees or other Persons acting on behalf of any ESGL Group Company has been party to the use of any of the assets of the ESGL Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or to the making of any direct or indirect unlawful payment to government officials or employees from such assets; to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets; to the making of any false or fictitious entries in the books or records of the ESGL Group Company; or to the making of any unlawful or undisclosed payment.

Sch 4 - 26

12	No Bribery

None of the ESGL Group Companies or any director, officer, agent or employee of the ESGL Group Companies (in their capacities as such) has taken, or caused to be taken, or will take, or cause to be taken, directly or indirectly, any action, including without limitation (a) any contribution, payment or gift of funds or property to any official, employee or agent of any government authority or instrumentality, or (b) any contribution to any political party or any candidate for public office, either independently or as part of implementing any aspect of the transactions or actions contemplated in this Agreement, that, if such action had been taken directly by DTA, the De Tomaso Shareholders or any of their Affiliates, would, or could, (assuming such law, treaty or convention were directly applicable to such entity and any such treaty or convention had the force of law) cause DTA, the De Tomaso Shareholders or any of their Affiliates to be in violation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions adopted by the Organisation for Economic Co-operation and Development, the Foreign Corrupt Practices Act of 1977 or any other relevant law, treaty or convention relating to anti-bribery, anti-corruption or similar matters.

13	Anti-Competitive Agreements and Practices

The ESGL Group Companies are not a party to any agreement, arrangement or concerted practice or are or have been carrying on any practice:

(a)	which in whole or in part may contravene or may be invalidated by any anti-trust, fair trading, dumping, state aid, consumer protection or similar laws or regulations in any jurisdiction; or

(b)	in respect of which any approval, filing, registration or notification is required or is advisable pursuant to the applicable laws and regulations (whether or not the same has in fact been made).

14	Litigation

14.1	Current Proceedings

None of the ESGL Group Companies (or any Person for whose acts or defaults any ESGL Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration.

14.2	Pending or Threatened Proceedings

No such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration referred to in paragraph 14.1 is pending or threatened by or against the ESGL Group Companies (or any Person for whose acts or defaults any ESGL Group Company may be vicariously liable).

14.3	Circumstances likely to lead to claims

There are no disputes, investigations, disciplinary proceedings or other circumstances likely to lead to any such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration referred to in paragraph 14.1.

14.4	No Court Orders

The ESGL Group Companies, nor any of the properties, assets or operations which they owns or in which it is interested, is not subject to any continuing injunction, judgment or order of any court, arbitrator, government authority or regulatory body, nor in default under any order, licence, regulation or demand of any government authority or regulatory body or with respect to any order, suit, injunction or decree of any court.

Sch 4 - 27

15	Insurance

15.1	Particulars of Insurance

15.1.1	All the assets of the ESGL Group Companies which are material to the operation of the ESGL Group and are capable of being insured are insured to against risks normally insured against by companies carrying on similar businesses or owning assets of a similar nature.

15.1.2	The ESGL Group is adequately and effectively covered against accident, physical loss or damage, liability in relation to employees’ compensation, third party liability (including product liability), environmental liability (to the extent that insurance is reasonably available), and other risks normally covered by insurance by such companies in a similar status.

15.2	Details of Policies

In respect of the insurances referred to in paragraph 15.1:

(a)	all premiums and any related insurance premium taxes have been duly paid to date;

(b)	all the policies are in full force and effect, and there have been no cancellations or non-renewals of the policies;

(c)	no act, omission, misrepresentation or non-disclosure by or on behalf of any ESGL Group Company has occurred which makes any of these policies void, voidable or unenforceable; and

(d)	no circumstances have arisen which would render any of the policies void or unenforceable for illegality or otherwise;

(e)	there has been no breach of the terms, conditions and warranties of any of the policies by any ESGL Group Company that would entitle insurers to decline to pay all or any part of any claim made under the policies or to terminate any policy;

(f)	there are no special or unusual limits, terms, exclusions or restrictions in any of the policies; and

(g)	no circumstances exist which are likely to give rise to any increase in premiums.

15.3	Insurance Claims

15.3.1	None of the ESGL Group Companies has made any insurance claims in excess of US$100,000 (or the equivalent amount in other currencies) since its incorporation.

15.3.2	No insurance claim in excess of US$100,000 (or the equivalent amount in other currencies) is outstanding and no circumstances exist which are likely to give rise to any insurance claim.

15.4	Claims Refused

No claim has been refused or settled below the amount claimed.

Sch 4 - 28

16	Taxation

16.1	Compliance

16.1.1	The ESGL Group Companies have within the time limits prescribed by relevant law duly registered with the relevant taxation authority, duly paid all tax, made all returns, given all notices, supplied all other information required to be supplied to any Taxation authority and all such information was and remains complete and accurate in all material respects and all such returns and notices were and remain complete and accurate in all material respects and were made on a proper basis and the none of the ESGL Group Companies is the subject of a back duty, additional tax or other tax investigation and there are no facts which are likely to cause such an investigation to be initiated and no notices of any dispute regarding tax recoverable from any ESGL Group Company or regarding the availability of any relief from tax to any ESGL Group Company have been served or made. The ESGL Group Companies have not, and have not at any time since the date of ESGL’s latest audited accounts been, liable to pay any penalty or interest on any unpaid tax.

16.1.2	The ESGL Group Companies have made all deductions and withholdings in respect or on account of tax which they are required or entitled by any relevant legislation to make from any payments made by them. They have accounted in full to the relevant Taxation and fiscal authorities for any tax so deducted or withheld.

16.2	Returns, Information and Clearances

16.2.1	All returns, computations, notices and information which are or have been required to be made or given by the ESGL Group Companies for any taxation purpose (a) have been made or given within the requisite periods and on a proper basis and are up-to-date and correct, and (b) none of them is, or is likely to be, the subject of any dispute with any taxation authorities.

16.2.2	The ESGL Group Companies are in possession of sufficient information to enable them to compute their liability to taxation insofar as it depends on any transaction occurring on or before Closing.

16.3	Taxation Claims, Liabilities and Reliefs

16.3.1	There is no liability to taxation in respect of which a claim could be made against ESGL in connection with any ESGL Group Company and there are no circumstances likely to give rise to such a liability.

16.3.2	No relief (whether by way of deduction, reduction, set-off, exemption, postponement, roll-over, hold-over, repayment or allowance or otherwise) from, against or in respect of any taxation has been claimed and/ or given to any ESGL Group Company which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act, omission, event or circumstance arising or occurring at or at any time after Closing.

16.3.3	None of the ESGL Group Companies has taken any action which has had, or will have, the result of altering, prejudicing or in any way disturbing any arrangement or agreement which it has previously had with any government authorities in relation to taxation.

16.4	Company Residence

Each ESGL Group Company has been and continues to be resident for tax purposes in the jurisdiction in which it is incorporated and nowhere else at all times since its incorporation.

16.5	Finance Leases

Save as disclosed in ESGL’s consolidated audited accounts, none of the ESGL Group Companies is or has been the lessor or the lessee under any finance lease of an asset. For the purposes of this paragraph, “finance lease” means any arrangements for the leasing of an asset which fall for the purposes of the accounts of ESGL to be treated in accordance with normal accountancy practice as a finance lease or loan.

Sch 4 - 29

16.6	Indemnification

None of the ESGL Group Companies is a party to any agreement under which it is liable to indemnify any Person with respect to taxes or otherwise share liability to taxes with any Person.

16.7	Avoidance

None of the ESGL Group Companies has at any time been in breach of applicable laws, entered into, engaged in or been a party to or otherwise been involved in any transaction, scheme or arrangement for the avoidance of, or reduction in liability to, taxes.

17	Important Business Issues since tHE DATE OF LATEST ACCOUNTS

Since the date of ESGL’s latest audited accounts as regards each ESGL Group Company:

(a)	there has been no material adverse change in its financial or trading position or prospects, and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;

(b)	its business has not been materially and adversely affected by any abnormal factor whether or not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(c)	its business has been carried on as a going concern in the ordinary and usual course, without any interruption or alteration in its nature, scope or manner;

(d)	the business has not been materially and adversely affected by the loss of any important customer or source of supply and there are no facts or circumstances which are likely to give rise to any such effects. For these purposes, an important customer or source of supply means one which in any of the years immediately preceding the date of EGSL’s latest audited accounts accounted for twenty (20) per cent or more (in the case of a customer) of the turnover of the ESGL Group (in the case of a source of supply) of the goods, services or equipment supplied to the ESGL Group;

(e)	save as disclosed in publicly available information, the ESGL Group Company has not issued or agreed to issue any equity interest or any other security giving rise to a right over equity interest in it;

(f)	the ESGL Group Company has not redeemed or purchased or agreed to redeem or purchase any equity interest in it; and

(g)	the ESGL Group Company has not incurred any additional borrowings or incurred any other indebtedness.

18	Insolvency

18.1	None of the ESGL Group Companies is insolvent or unable to pay its debts when they become due, or is in liquidation under the applicable laws.

18.2	None of the ESGL Group Companies has proposed or intends to propose any arrangement of any type with its creditors or any group of creditors whether by court process or otherwise.

Sch 4 - 30

18.3	No outstanding petition has been presented, application made, proceedings commenced, resolution passed or meeting convened for the termination, liquidation, bankruptcy or dissolution of any ESGL Group Company any process been commenced whereby the business of any ESGL Group Company is terminated and the assets of the ESGL Group Company are distributed amongst the creditors or shareholders or other contributories of the ESGL Group Company or whereby the affairs, business or assets of the ESGL Group Company are managed by a Person appointed for the purpose by a court, government authority or similar body or by any creditor or the ESGL Group Company itself, nor has any such order or relief been granted or appointment made, and there are no cases or proceedings under any applicable insolvency, reorganisation, or similar laws in any jurisdiction concerning any ESGL Group Company and no events have occurred which, under the law of the jurisdiction in which it is incorporated or it operates, or other applicable laws, would justify any such cases or proceedings.

18.4	No liquidator, trustee, supervisor, nominee, custodian or similar official has been appointed in respect of the whole or any part of the business or assets of any ESGL Group Company nor has any step been taken for or with a view to the appointment of such a Person nor has any event taken place or is likely to take place as a consequence of which such an appointment might be made.

18.5	No creditor of any ESGL Group Company has taken, or is entitled to take any steps to enforce, or has enforced any security over any assets of the ESGL Group Company or is likely to do so in the immediate future.

18.6	None of the ESGL Group Companies is in default of any of its obligations in relation to any of its financial facilities which will constitute an event of default thereto.

18.7	None of the businesses or assets of any ESGL Group Company is the subject of any seizure, execution or other compulsory disposal procedure, either in whole or in part, no liquidation committee or similar body or Person has been appointed in any jurisdiction in respect of the whole or any part of the business or assets of any ESGL Group Company and no step has been taken for or with a view to the appointment of such a body or Person.

18.8	No ruling declaring the insolvency of any ESGL Group Company has been made and no public announcement in respect of the same has been pronounced by a court of the jurisdiction in which it is incorporated.

18.9	There is no unfulfilled or unsatisfied judgment or order of a court of the jurisdiction in which it was incorporated or it operates outstanding against any ESGL Group Company.

19	NO INTEGRATED OFFERING

Assuming the accuracy of De Tomaso Shareholders’ Warranties and DTA’s Warranties in Part A(I) and (II) of Schedule 4, neither ESGL, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the ESGL Shares to be integrated with prior offerings by ESGL for purposes of (i) the Securities Act which would require the registration of any such shares under the Securities Act, or (ii) any applicable shareholder approval provisions of Nasdaq or any principal trading exchange or market on which any of the securities of ESGL are listed or designated.

Sch 4 - 31

Schedule 5

Form of Lock-up Agreement

[intentionally omitted]

Sch 5 - 1

Annex B

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

OIO GROUP

(adopted by Special Resolution dated [Date])

B-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

OIO GROUP

(adopted by Special Resolution dated [Date])

1	The name of the Company is OIO Group.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$300,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0003 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

B-2

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

OIO GROUP

(adopted by Special Resolution dated [Date])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.

“Directors”	means the directors for the time being of the Company.

B-3

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the share capital of the Company.

B-4

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Securities Act”	means the United States Securities Act of 1933, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Share”	means an Ordinary Share and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

B-5

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

B-6

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company may issue securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

B-7

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1	Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option or warrant.

B-8

7.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

B-9

10	Variation of Rights of Shares

10.1	Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

B-10

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

B-11

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

B-12

15.5	A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

B-13

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

B-14

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than one-third in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

19.8	Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

B-15

20	Notice of General Meetings

20.1	At least fifteen calendar days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the chairperson shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

B-16

21.6	If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

21.7	The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	If a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

21.10	When a general meeting is postponed for 30 days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

21.11	A resolution put to the vote of the meeting shall be decided on a poll.

21.12	A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

B-17

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

22.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

B-18

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

24.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

24.2	If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

B-19

25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

26.1	There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

26.2	Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

B-20

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that they resign the office of Director; or

(b)	the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by them) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

B-21

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5	A Director or alternate Director may, or other Officer on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

B-22

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

B-23

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director, provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

B-24

34.4	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.5	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.6	The Directors may appoint such Officers of the Company as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate their office at any time if they give notice in writing to the Company that they resign their office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3	An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

B-25

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

B-26

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

B-27

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

B-28

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8	Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9	At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

B-29

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority.

43.2	Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)	telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted; and

(d)	email or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

B-30

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

B-31

45.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Opportunities

49.1	To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

B-32

49.2	Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

49.3	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

50	Exclusive Jurisdiction and Forum

50.1	Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)	any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

50.2	Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

50.3	Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

50.4	This Article 0 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

B-33